02055390

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Marubeni Corporation

*CURRENT ADDRESS 4-2, Ohtemachi 1-Chome
Chiyoda-Ku, Tokyo
100-8088

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

FILE NO. 82- 616 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE : 10/25/02

Marubeni Corporation

Annual Report 2002

For the fiscal year ended March 31, 2002



Company Creed

Fairness, Innovation, Harmony

Company Doctrine

Make Marubeni a more value-creating company so it can contribute more meaningfully to the worldwide economy as a globally networked company.

Corporate Principles

January 1, 1998

Marubeni Corporation, as a business enterprise, will actively pursue its business interests through the exercise of fair and legal competition. As a company, Marubeni will also continue to play its part in the enlargement of the global economy, while always striving to enrich the society within which it operates. In order to achieve all the elements of the aforementioned goal, Marubeni is committed to the following six basic principles of business:

1. *Conduct Fair and Open Business Activities*
   - Obey the law and be guided by fairness in all business dealings.
   - Maintain sound relationships with government officials of all nations. Observe principles of free competition in all business decisions.
   - Resolutely oppose and avoid any illegal or improper business relationships and practices.

2. *Develop a Globally Connected Company*
   - Respect international cultural diversity and seek to enhance regional prosperity through Marubeni's business activities.
   - Contribute to regional economic goals by fostering regional associations by adopting a global management style.

3. *Create New Value Through Business Vision*
   - Be responsive to market and industry forces, but also take the initiative in creating changes in the markets by providing new products and services.
   - Discontinue outdated ideas and structures; challenge new possibilities.

4. *Respect and Encourage Individuality and Originality*
   - Respect the individuality of each person and create a company work environment in which originality can flourish.
   - Create an environment for individuals to set goals that require self-administration or independent, creative action.

5. *Promote Good Corporate Governance*
   - Maintain a high level of management transparency or openness for information-sharing in corporate relations with shareholders and society.
   - Respect proposals for enhanced management accountability from shareholders and society.

6. *Safeguard Ecological and Cultural Diversity*
   - Recognize our responsibility as a good corporate citizen in world society and engage in activities which are beneficial to that society.
   - Recognize our responsibility as a global enterprise in the preservation of our earth and its resources for future generations.

CONTENTS

Disclaimer Regarding Forward-Looking Statements

This annual report contains forward-looking statements about the performance and management plans of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.



Toward *@ction 21* "A" Plan

Since April 2001, Marubeni has been implementing *@ction 21*, a two-year management plan that focuses on the reallocation of management resources, the realization of sufficient returns corresponding to risks, and business expansion leveraged by advanced trading house functions. In November 2001, we expanded on this plan to create the *@ction 21* "A" Plan. The goals are to clarify the direction of the Marubeni Group toward a V-shaped recovery of its business results, and build a corporate structure that would swiftly respond to changes in business environment by updating some of the assumptions of the plan's immediate predecessor and thereby overcoming increasingly cloudy economic conditions in Japan and abroad.

@ction 21 "A" Plan

The *@ction 21* "A" Plan targets ¥30.0 billion in consolidated net income and ¥2.65 trillion in net interest-bearing debt for the fiscal year ending March 31, 2003. We also launched the "A" Plan Steering Committee to ensure that we quickly reach our "A" Plan objectives. The main points of *@ction 21* "A" Plan are:

1. Accelerate write-offs and provisions for doubtful accounts and receivables or withdrawal from loss-generating businesses.
2. Cut consolidated net interest-bearing debt.
3. Reduce costs of parent company, subsidiaries and affiliates.
4. Eliminate losses and improve performances of divisions, subsidiaries and affiliates.

Performance under "A" Plan

In the fiscal year ended March 31, 2002, consolidated total volume of trading transactions fell 4.9%, to ¥8,972.2 billion (US$67,460 million). Domestic transactions dropped 13.9%, reflecting downturns in Metals and Machinery. Export transactions grew 2.1%, owing to a gain in Machinery. Imports were off 13.7%, mainly because of reductions in transactions of Energy and Metals. Offshore transactions rose 10.0% on the strength of an improvement in Energy.

Gross trading profit declined 9.0%, or ¥43.0 billion, to ¥436.8 billion (US$3,284 million). Operating profit plummeted 98.1%, or ¥40.7 billion, to ¥0.8 billion (US$6 million). This stemmed from an increase in the provision for doubtful accounts to prepare for potential losses, although selling, general and administrative expenses were down as a result of cost-cutting initiatives. The Company posted a loss before income taxes and equity in earnings of affiliated companies of ¥165.2 billion (US$1,242 million), a decrease of ¥171.8 billion from a year earlier, which reflected evaluation loss on investment securities and fixed assets, as well as lower operating profit. Net income was down ¥131.5 billion, to a net loss of ¥116.4 billion (US$875 million), as a result of a ¥35.8 billion decrease in equity in earnings.

These results were admittedly extremely unsatisfactory, although I must emphasize that they stemmed largely from around ¥240.0 billion in restructuring costs under the *@ction 21* "A" Plan. We are therefore confident that we have solidified our foundations for a strong recovery starting from the fiscal year ending March 31, 2003.

Total assets at the close of the term were down ¥514.9 billion, to ¥4,805.7 billion (US$36,133 million). This was due to the transfer of the Iron & Steel business to Marubeni-Itochu Steel Inc., as well as our reviews of low-profit transactions, business reorganizations and asset sales. Net interest-bearing debt fell by ¥376.9 billion, in keeping with a decline of total assets, to ¥2,712.9 billion (US$20,398 million). We thus reached—and exceeded—a key target under the *@ction 21* "A" Plan of lowering net interest-bearing debt of ¥2.9 trillion by ¥200 billion.

Outlook for the Fiscal Year Ending March 31, 2003

In the year ending March 31, 2003, we forecast the consolidated total volume of trading transactions will decline by ¥372.2 billion, to ¥8,600.0 billion. This will reflect the transfer of the Iron & Steel business to Marubeni-Itochu Steel and a reduction in Energy transactions, which will offset gains in transactions in our Utility & Infrastructure and Plant & Ship businesses.

We are convinced that we will achieve our target of ¥30.0 billion in net income, a key objective in the *@ction 21* "A" Plan, by further improvement of loss-making businesses, increased profit from core business areas and far-reaching cost curtailment.

We will continue to bolster our financial position, another priority under the *@ction 21* "A" Plan. By March 31, 2003, we forecast total assets of ¥4,400.0 billion, ¥2,500.0 billion in net interest-bearing debt, and ¥290.0 billion in total shareholders' equity. With particular regard to reducing net interest-bearing debt under the *@ction 21* "A" Plan, we have sharpened our earlier target of a net interest-bearing debt of ¥2,650.0 billion to ¥2,500.0 billion, a goal originally set for March 31, 2006.

Consolidated Performances and Forecasts

Years ended March 31, 2001 and 2002, and year ending March 31, 2003

	Billions of yen				
	2001	2002	Change 2001/2002	2003 (Forecast)	Change 2002/2003
Total volume of trading transactions	¥ 9,436.9	¥ 8,972.2	¥ -464.6	¥ 8,600.0	¥ -372.2
Gross trading profit	479.8	436.8	-43.0	450.0	+13.2
Operating profit	41.5	0.8	-40.7	85.0	+84.2
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	6.7	(165.2)	-171.8	48.0	+213.2
Equity in earnings (losses) of affiliated companies - net (after income tax effects)	16.9	(18.9)	-35.8	11.0	+29.9
Net income (loss)	15.0	(116.4)	-131.5	30.0	+146.4
Total assets	5,320.6	4,805.7	-514.9	4,400.0	-405.7
Net interest-bearing debt	3,089.8	2,712.9	-376.9	2,500.0	-212.9
Total shareholders' equity	342.3	263.9	-78.4	290.0	+26.1
Net debt-to-equity ratio (Times)	9.0	10.3	+1.3	8.6	-1.7

New Medium-Term Management Plan

Under our new medium-term management plan—a three-year initiative starting from the fiscal year ending March 31, 2004—we aim to reduce risk assets and enhance profitability by replacing underperforming assets with superior ones. Such efforts will help revitalize Marubeni toward further growth, and position it to more swiftly reach its management goals of improvement of its financial structure and reinforcement of its earnings base.

Specifically, we will implement two major reforms, notably, implementing portfolio management, and organizational restructuring based on a new business strategy model, in line with reinforcing risk management.

PATRAC Management Index

PATRAC (for Profits After Tax less Risk Asset Cost) is our most important management index. Our risk-return target for risk assets will be set at 8% or higher in the fiscal year ending March 31, 2006.

To bolster risk management, we have deployed an integrated risk management system that manages risk by means of a common measure, the VaR (Value at Risk), by considering

PATRAC: Clarification of Financial Indicator

PATRAC is designated as the most important corporate financial indicator.
The risk-return target for risk assets in the fiscal year ending March 31, 2006, will be set at 8% or higher.

About PATRAC:
Marubeni developed and introduced PATRAC as an indicator in order to help minimize the risk against assets and to ensure appropriate returns on risk assets.

$$\text{Risk-return} = \frac{\text{Consolidated net income}}{\text{Risk assets}} \ (\%)$$

$$\text{Risk-return} = \frac{\text{Net income}}{\text{Net sales}} \times \frac{\text{Net sales}}{\text{Total assets}} \times \frac{\text{Total assets}}{\text{Risk assets}}$$

(Net income / Net sales × Net sales / Total assets: Return on assets)

PATRAC = Consolidated net income – Risk assets X 8%
PATRAC target: Greater than zero

Risk-return improvement measures:
- Improvement in profit margins
- Increase in the assets turnover ratio
- Replacement to high-quality assets

diversification and correlation effects within our business portfolio. We measure the maximum potential decline in the risk value of assets. So, PATRAC determines whether we achieve targeted returns on risk assets.

PATRAC is an absolute, calculated by subtracting risk asset cost (which is risk assets multiplied by 8%) from consolidated net income.

PATRAC = Consolidated net income – Risk asset cost

Portfolio Management

Portfolio management is essentially selective allocation of management resources. We currently manage and administrate divisions as single operating units. In the years ahead, we will shift to managing and administrating portfolio units based on such factors as products, functions, business formation, regions and customers. We will thereby determine solutions specific to these units.

Our portfolio unit-specific strategies categorize each unit into expansion, reinforcement, support, restructuring and withdrawal, based on risk-return calculated by in terms of PATRAC and the degree of attractiveness of units for Marubeni. We will expand earnings while lowering interest-bearing debt by decreasing risk assets in the areas of restructuring and withdrawal. At the same time, we will allocate management resources in the areas of expansion, reinforcement and support.

Portfolio Management System (1)

Segmentation of Managerial and Administrative Units (Introduction of the Portfolio Unit System)


Current status:
Management and administration based on Divisions
From fiscal year ending March 31, 2004:
Management and administration based on segmented (portfolio) units
Segmentation method: Based on product, function, business formation, regional and customer characteristics
Current Status
X Div.
Dept.
Dept. A
Sec. B
Sec. C
Dept.
GF. H
Sec. D
Sec. E
GF. I
GF. J
Sec. F
Sec. G
Y Div.
Dept.
Dept. K
Sec. L
Sec. M
Dept.
GF. R
Sec. N
Sec. O
GF. S
GF. T
Sec. P
Sec. Q
Segmentation
Portfolio Unit System
Unit 1
Dept. A
Unit 2
Sec. E
GF. R
Unit 3
Sec. C
Sec. D
Unit 4
Dept. K
Unit 5
GF. H
Unit 6
Sec. G
Unit 7
GF. J
GF = Group firms
Implementation of Portfolio Management
Expansion
Reinforcement
Support
Restructuring
Withdrawal

Portfolio Management System (2)

Strategic Planning of Portfolio Units (Appropriate Allocation of Management Resources)

Corporate staff organization will be reorganized to assist the management, and portfolio units evaluated, classified and re-strategized every six months.

Evaluation
- Quantitative aspects (risk-return)
- Qualitative aspects (attractiveness to Marubeni)

* Qualitative evaluation criteria: future potential, growth potential, competitive environment, customer evaluation, presence or absence of functionality

Classification
Core units:
Expansion areas, reinforcement areas, support areas
Non-core units:
Restructuring areas, withdrawal areas

* Those units with risk-return of less than 8% and low appeal to Marubeni will be classed as restructuring or withdrawal areas

Strategic Planning
Core units:
Profit expansion through appropriate allocation of management resources
Non-core units:
Return on capital, reduction in risk assets



High
Realized capital gains
Risk-return
Separation
Low
8%
4%
Reinforcement
Expansion
Reinforcement
Withdrawal
Restructuring
Support
Low
Attractiveness to Marubeni
High

Expansion	Appropriate allocation of management resources	Profit expansion
Reinforcement	Aiming for steady profits, reinforcing functionality. Allocating management resources as and when necessary	
Support	Setting limits to investment amounts and return periods, allocating management resources	
Restructuring	Consideration of such options as capital returns and integration with third parties	Reduction in risk assets
Withdrawal	Classified as areas to be discontinued	

Establishment of a specialized work-out organization to accelerate withdrawals from areas to be discontinued.

Organizational Restructuring Based on Business Strategy Models

Portfolio units will be divided into groups on the basis of "business strategy models" classified according to different business formats and approaches, and reshuffled periodically.



Business Strategy Models
Portfolio Unit
Div. A
Div. B
Div. C
Div. H
Div. I
Marubeni Functions/ Roles
Merchandise/ services provider
Organizer, developer, consultant
Venture capital
Business Strategy Model
Commodity trading
Project solutions
Business incubation
Natural resources
Industry materials
Consumer goods
Industrial and residential projects
Solution provider
Incubator

In cases where several business strategy models are clustered in the same organization

Limits to know-how and specialization

Limits to effective management of various business models

Grouping portfolio units based on business strategy model

Division of the group into appropriate size for management

Further specialization and functional sophistication

Strengthened synergies

Improvement of managerial efficiency and consistency by integrated strategy

Business Strategy Model-Based Restructuring

Here, our goal is to strengthen our operating structure by the implementation of strategical consistency by grouping portfolio units that have the same unit strategy into the same business model. That is, to build an organization that generates synergies by enhancing specialties and functions through clearer solutions for three types of business model: commodity trading, project solutions and business incubation.

- ❑ Commodity trading—Merchandise and services provider
- ❑ Project solutions—Organizer, developer and consultant
- ❑ Business incubation—Venture capital

No. 1 Strategy

Each portfolio unit will strive to be No. 1 in its industry in the eyes of customers. Over the next three years, we aim to build a strong corporate group composed of industry-leading portfolio units.

Consolidated Financial Targets for Year Ending March 31, 2006

In the year ending March 31, 2006, we will aim for ¥50.0 billion in net income, ¥2,000.0 billion in net interest-bearing debt, and ¥406.5 billion in total shareholders' equity. By reaching these targets, our net debt-to-equity ratio will improve to 4.9, from the current value of 10.3.

Consolidated Numerical Targets for Fiscal Year Ending March 31, 2006

(Billions of yen)	Fiscal year ended March 31, 2002 Business results	Fiscal year ending March 31, 2003 Prospects	**Fiscal year ending March 31, 2006 Targets**
Net interest-bearing debt	¥ 2,712.9	¥ 2,500.0	**¥ 2,000.0**
Total shareholders' equity	263.9	290.0	**406.5**
Risk assets	653.0	635.0	**580.0**
Net income (loss)	(116.4)	30.0	**50.0**
Core earnings*	56.1	111.0	**140.0**
Risk-return (%)**	—	4.7%	**8.6%**
Net debt-to-equity ratio (Times)	10.3 times	8.6 times	**4.9 times**
Return on equity (%)	—	10.3%	**12.3%**

* Core earnings = Operating profit (excluding allowance for doubtful accounts) + Equity in earnings (loss) + Dividends

**Risk-return = $\frac{\text{Consolidated net income}}{\text{Risk assets}}$ (%)

Corporate Governance

In April 2002, we enhanced corporate governance by more clearly separating decision-making on top management issues and supervisory function, and executing the business strategy of business units. We reduced the number of directors from 26 to nine, while raising the number of corporate vice presidents from nine to 25*. This move thus allows chief operating officers to concentrate completely on their business units.

Compliance

We reiterate that the management and all employees will continue to implement Marubeni's mission of winning the trust of society through fair business practices by going back to its creed of "Fairness", "Innovation" and "Harmony." As a trading house, our greatest assets are our people, and trust. We will continue to prioritize employee training in the years ahead.

In April 2002, we set up a compliance committee that reports directly to myself and is responsible for ensuring that all Marubeni businesses observe the law, operate ethically and avert incidents.



The fiscal year ending March 31, 2003, will be a vital step forward for Marubeni as it draws on the achievements of *@ction 21* "A" Plan and pushes ahead with a new medium-term management plan to revitalize its operations for further growth. Marubeni's management and its employees are committed to doing their very best on behalf of all stakeholders, thereby enhancing the Company's corporate value.

July 2002

Tohru Tsuji

Tohru Tsuji
President and CEO

* One of these corporate vice presidents retired as of May 31, 2002, leaving a total of 24 as of July 1, 2002.



Front, from left: Tohru Tsuji, Katsuo Koh

Back, from left: Kazuo Ogawa, Yuji Kato, Toshio Nakagawa,

Yuichi Ishimaru, Kenichi Nishida, Nobuo Katsumata, Shigeki Kuwahara

Members of the Board

President and CEO

Tohru Tsuji

Executive Deputy President

Katsuo Koh
Advisor to the President for Agri-Marine Products Div. and Iron & Steel Strategies and Coordination Dept.; Executive Corporate Officer, Iron & Steel Strategies and Coordination Dept.

Corporate Executive Vice Presidents

Yuichi Ishimaru
Executive Corporate Officer, Corporate Strategies Dept.; Advisor to the President for Utility & Infrastructure Div., Plant & Ship Div. and Business Incubation Dept.

Kenichi Nishida
Advisor to the President for Textile Div. and Development & Construction Div.

Nobuo Katsumata
Executive Corporate Officer, General Affairs Dept., Human Resources Dept., Corporate Accounting Dept. and Finance Dept.; Advisor to the President for Forest Products & General Merchandise Div.

Shigeki Kuwahara
Executive Corporate Officer, Corporate Communications & Investor Relations Dept., Corporate Planning & Coordination Dept. and Subsidiaries & Affiliates Management Dept.; Advisor to the President for Energy Div.

Corporate Senior Vice Presidents

Toshio Nakagawa
Advisor to the President for Transportation & Industrial Machinery Div., Metals & Mineral Resources Div., Chemicals Div. and Finance & Logistics Business Div.

Yuji Kato
CIO; Executive Corporate Officer, Risk Management Div., Audit Dept. and Information Strategy Dept.; Advisor to the President for IT Business Div.

Kazuo Ogawa
General Manager, Corporate Planning & Coordination Dept.

Corporate Auditors

Inoshin Kitamura

Yasuo Ota

Hiroaki Shinoda

Tatechika Umeda

Corporate Vice Presidents

Corporate Executive Vice President

Kazuhiko Sakamoto
General Manager for North America & Central America; President & Chief Executive Officer, Marubeni America Corporation

Corporate Senior Vice Presidents

Hidekatsu Yamamoto
General Manager for China; President, Marubeni China Co., Ltd.; General Manager, Beijing Office

Akira Matsuda
Chief Operating Officer, Plant & Ship Div.

Kiyoshi Yoshimitsu
General Manager for Europe; Managing Director, Marubeni Europe plc

Makoto Isogai
Chief Representative in Indonesia; President, P.T. Marubeni Indonesia

Hidemi Kawai
Senior Corporate Officer, Risk Management Div. and Corporate Strategies Dept.

Susumu Watanabe
General Manager, Corporate Accounting Dept.

Corporate Vice Presidents

Chiaki Takahata
General Manager, Nagoya Branch

Masakatsu Takita
Chief Operating Officer, Textile Div.

Tomoyuki Nakayama
Chief Operating Officer, Agri-Marine Products Div.

Tadatsugu Nakajima
Chief Operating Officer, Metals & Mineral Resources Div.

Ko Mori
Chief Operating Officer, Chemicals Div.

Shinichi Saito
General Manager, Corporate Communications & Investor Relations Dept.

Shuzo Yamada
Chief Operating Officer, IT Business Div.

Shuichi Morizane
General Manager, Subsidiaries & Affiliates Management Dept.

Makoto Itoh
President, Marubeni Thailand Co., Ltd.; General Manager, Bangkok Branch

Kazuoki Matsushita
Chief Operating Officer, Forest Products & General Merchandise Div.

Fumio Uehara
Senior Operating Officer, IT Business Div.

Hitoshi Sakamoto
Chief Operating Officer, Finance & Logistics Business Div.; Executive Corporate Officer, Business Incubation Dept.

Teruo Asada
General Manager, Finance Dept.

Michio Kuwahara
Chief Operating Officer, Transportation & Industrial Machinery Div.

Hideo Takeuchi
Chief Operating Officer, Development & Construction Div.

Mamoru Sekiyama
Chief Operating Officer, Utility & Infrastructure Div.

Koichi Mochizuki
Chief Operating Officer, Energy Div.

(As of July 1, 2002)

IT Business Division



Shuzo Yamada, Corporate Vice President, COO

SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL


7.6%

SEGMENT ASSETS AS PERCENTAGE OF TOTAL


5.5%

Business Outline

The IT Business Division engages in three main areas. The first is distributing personal computers (PCs), mobile phones, medical equipment and other products, which is the prime source of the division's revenues and earnings. Subsidiaries operating in this field include Marubeni Infotec Corporation, Marubeni Telecom Co., Ltd., Computer Wave Inc., Sofmap Co., Ltd., and Meditec Corporation.

The second area is the supply of solutions services for information and other systems. Here, the Company's core operations are Marubeni Information Systems Co., Ltd., Marubeni Solutions Corporation and Hewlett-Packard Solutions Delivery, Ltd.

The third focus is efficient utilization of the division's telecommunications lines and other infrastructure. The Vectant Group, a telecommunications subsidiary, integrates the division's communication-related business and provides access to broadband lines and related services. Japan Cablenet Limited oversees the division's cable television operations.

Strategies, Core Businesses and Core Competence

Customer needs have diversified in keeping with advances in information technology (IT), making it critical for the division to deliver comprehensive services in its three core businesses. The division's prime strategy is thus to harness the strengths of its companies to build a new business model. The main priority operations in each of the division's three areas are as follows.

In products, the division plans to augment existing operations with new types of distribution services that utilize the Internet, such as software downloading services, while offering services that combine product distribution and service business, such as mobile contents distribution services and solutions services.

In the solutions services arena, the division seeks to satisfy demand for systems that help corporations achieve high efficiency at low cost by making full use of the marketing and technical capabilities of divisional companies. Other focuses include prepaid card systems for *pachinko* games from Nasca Corporation, and solutions from Marubeni Network Systems Corporation for domestic telecommunications carriers, companies, schools and local governments. The division will consider forming ties with other companies with powerful technology solutions.

On the infrastructure front, Global Access Ltd. sells access rights to its fiber-optic network linking Tokyo, Nagoya, Osaka and Fukuoka. Metro Access KK, Global Solution KK and Marunouchi Direct Access Ltd. have created full-fledged network infrastructures to meet diverse telecommunications demand. Nexion Corporation began full-scale distribution of digital video contents from April 2002. The division aims to make this operation highly profitable in the future by enabling it to take advantage of the division's telecommunications infrastructure.

Ultimately, the division seeks to become a strong IT player, with solid sales and earnings bases, by continuing to foster existing operations while developing new businesses.

MARUBENI TELECOM CO., LTD.

In 2001, Marubeni Telecom, a mobile phone services subsidiary, was listed on the Second Section of the Tokyo Stock Exchange. The company sells mobile phones and personal handy-phone system handsets and related products for all telecommunications carriers through its various sales channels. It also offers an array of mobile communications services, including those for next-generation mobile handsets, and provides carriers with contents and individuals with information exchange services.


NTT DoCoMo

MARUBENI SOLUTIONS CORPORATION

Marubeni Solutions draws on its advanced computer hardware, software and networking technologies to provide IT solutions services for a vast range of industries. These services include the construction and support for storage networks, the sale of data entry systems, the import and sale of electrical and mechanical design systems and software, and consulting for information systems design.



IT Business Division

- IT Business Planning & Coordination Dept.
- Global Network Dept.
- Enabler Business Dept.
- IT Products Business Dept.
- Medical Business Dept.
- Telecom & Information Project Dept.

Utility & Infrastructure Division



Mamoru Sekiyama, Corporate Vice President, COO

SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL


2.4%

SEGMENT ASSETS AS PERCENTAGE OF TOTAL


4.4%

Business Outline

This division is involved in utility and infrastructure businesses, including power, water and solid waste management, railways, airports and ports and harbors. The division comprises four operating departments: overseas power project; domestic power project; environment infrastructure; and railway & transport project. The division's vision is to establish itself in a top position in the comprehensive infrastructure business in Japan and abroad.

Strategies, Core Businesses and Core Competence

In overseas power operations, the division delivers the value customers demand, while constantly evolving to meet the requirements of a changing industry environment. These operations have two medium-term focuses. The first is engineering-procurement-construction (EPC) projects. These entail full turnkey plant construction mandates for such projects as overseas power facilities, power transmission and distribution, fuels, and environmental facilities. The second is the independent power producer (IPP) business, which covers development, investment, structured finance, plant construction and management.

To date, the division has completed EPC projects with an aggregate capacity of 64,000 megawatts. The overseas IPP total, including facilities under construction, is 6,200 megawatts. The division is pursuing new business opportunities in response to global deregulation and the trend toward separation of services. The year under review, for example, saw the launch of power consolidation services in the United Kingdom, and the introduction of environment benefit sales that take into account such aspects as "green benefit" and "embedded systems benefit." Other new challenges include wind power generation in Europe and Australia, investing in funds for new energy service company (ESCO) businesses in Middle and Eastern Europe, and the possible use of a banking system to handle emission rights trade.

Domestic power operations concentrate on retailing for a ¥15 trillion market, generating wind power and selling fuel cells. The division will begin to retail electricity in 2002 through the 32.6-megawatt Mibugawa Hydro Power Station, acquired in August 2000. It plans to expand its power retailing business as Japan heads toward full power liberalization. The division has already begun generating wind power at the 4.5-megawatt Shimamaki and 14.85-megawatt Wakkanai facilities in Hokkaido. It is also building a 13-megawatt plant in Kagoshima Prefecture, Kyushu. The division is taking decisive steps to increase its total capacity, reflecting future renewable portfolio standards. The division has acquired sales rights from FuelCell Energy, Inc., of the United States to market molten carbonate fuel cells in Japan and elsewhere in the Asia and Pacific regions, and is targeting sales of 45 megawatts by 2005.

Environment infrastructure operations focus on such fields as water purification, wastewater treatment and solid waste management in Japan and overseas. These operations also encompass project development, EPC operations, operation-and-maintenance (O&M) contracts and private build-operate-transfer (BOT) and build-own-operate (BOO) projects.

There are two basic strategies: one is to focus on overseas EPC projects, particularly in the Middle East and Southeast Asia; the second is to cultivate environmental infrastructure projects in the deregulating Japanese market.

The department has completed two overseas BOT projects that it started in the late 1990s—a water treatment plant project in Chengdu, China, and an industrial water project for Petroleos Mexicanos (PEMEX). Both facilities are running smoothly and should contribute significantly to medium- and long-term earnings.

The department aims to become a specialist collective with an outstanding reputation for delivering solutions that anticipate market needs and satisfy customer demand.

Railway & transport projects focus on related EPC projects and infrastructure schemes, such as for railways, airports, ports and harbors, bridges and roads. Domestically, transport project operations are beginning to include such new areas as the deployment of IT for transportation systems, which complements the division's participation in subway construction in major cities. Core businesses are exportation of transportation equipment and offshore trade. The department is traditionally strong in its large, full turnkey deals, offering high added value and generating superior earnings as a prime contractor.

The demand outlook is excellent for domestic and overseas transportation projects, reflecting the trend toward increasing public spending in such areas. The division also sees growth in the number of private finance initiatives and the emergence of more complex projects with maintenance and operation components. The division is conducting business analysis and revamping its systems in response to such trends. The keys to long-term success will be the division's ability to conclude competitive contracts and propose systems and businesses that best match client requirements. In line with that goal, the division is working more closely with partners in Japan and abroad that offer technological clout and superb cost-competitiveness.

In April 2002, the division inaugurated an IT & New Technology Business Development Team as part of a drive to build new capabilities by harnessing intellectual rights and new business models.

MARMARA EREGLISI COMBINED CYCLE POWER PLANT IN TURKEY

Marmara Ereglisi Natural Gas Combined Cycle Power Plant is a 480-megawatt facility, located on the outskirts of Istanbul. It is the first foreign-owned operation in Turkey, and will run on a BOT basis for 20 years. The plant has operated smoothly since opening in 1999, and is contributing steadily to Marubeni's profits.



250-KILOWATT FUEL CELLS FROM FUELCELL ENERGY

In October 2002, Marubeni will deliver its first fuel cell unit from FuelCell Energy domestically to the Toride Brewery of Kirin Brewery Company, Limited. These molten carbonate fuel cells offer several advantages; for example, they are much more efficient than other types of fuel cells and can generate energy by using a variety of fuels.



WATER TREATMENT PROJECT IN CHENGDU, SICHUAN PROVINCE, CHINA

In July 1999, Marubeni and Vivendi Water successfully concluded an agreement for a BOT water treatment plant in Chengdu, China. Vivendi Water is the world's largest water operations company and is part of France's VIVENDI Group. The two partners completed the project in February 2002, as scheduled, and will operate the plant for the next 15½ years.



MASS RAPID TRANSIT SYSTEM LINE 2 FOR MANILA



Marubeni received an order from the Light Rail Transit Authority of Manila for a 13.8-kilometer urban traffic system connecting the east and west of the city. Construction is already under way, with completion scheduled for March 2004. As prime contractor, Marubeni formed an international consortium to supply rolling stock, substations, signals, rails and automatic fare collection facilities on a turnkey basis. The new system will carry about 600,000 passengers daily.

Utility & Infrastructure Division

- Utility & Infrastructure Administration Dept.
- Overseas Power Project Dept.
- Domestic Power Project Dept.
- Environment Infrastructure Dept.
- Railway & Transport Project Dept.
- IT & New Technology Business Development Team

Plant & Ship Division



Akira Matsuda, Corporate Senior Vice President, COO

SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL


2.3%

SEGMENT ASSETS AS PERCENTAGE OF TOTAL


8.4%

Business Outline

This division has two main focuses. The plant business concentrates on foreign projects, mainly providing EPC services, and also coordinating funding, conducting feasibility studies and investing in projects. In the shipping business, the division supplies various types of new and secondhand vessels, trades ship machinery and materials, owns and charters vessels, and provides finance and leasing services.

The division's key overseas bases have accumulated the product and project finance expertise critical for the plant and shipping businesses, together with local knowledge. This allows the division to satisfy customer requirements while identifying new demand by collecting and analyzing the information needed to drive projects ahead.

Strategies, Core Businesses and Core Competence

In the plant business, the division has shifted from finance-dependent to EPC projects as its principal source of revenues and earnings. The division aims to use limited management resources more efficiently by increasing the proportion of projects that use export credit agency frameworks or that otherwise do not require massive funding. Drawing on its superior track record among trading houses, the division seeks to prioritize highly profitable projects in regions where it has accumulated considerable local information.

In energy and chemical plants, the main focus is projects in such major oil and gas producing nations as Nigeria, Libya, Russia and Brazil, particularly for upstream initiatives. In industrial plants, the division is concentrating on customers and markets in the cement, steelmaking, nonferrous metals, sugar refining, foods and textiles sectors, forming alliances with highly competitive domestic and foreign manufacturers to secure sales and profits.

The division has cut the net interest-bearing debt of its shipping businesses while maintaining the profitability of new and secondhand vessel trading, ship owning and operation businesses, to thereby create a higher earnings structure.

To date, the division has suffered massive losses by involving itself in large investment and finance projects exposed to market risk. It has been a critical challenge for the division to determine whether to build a more profitable business structure for such projects or to formulate exit strategies that minimize losses. With the implementation of *@ction 21* "A" Plan, the division has tackled potential problem projects by allocating massive reserves and writing off losses in the first half of the year under review. The division posted huge losses as a result, but better positioned itself to become profitable in the years ahead.

From April 2002, the division's goals are to concentrate on the plant business, particularly EPC projects, and to be more discriminating when selecting projects, thereby greatly enhancing earnings.

When choosing a project, the division checks not only its profitability but also balance sheets and potential risk measured by the division's risk management policy. This results in a more balanced approach to undertaking projects and avoids over-exposure to specific countries and companies. The division will also contain its operations within predetermined market risk limits and carefully select fields and projects that offer suitable returns on invested capital.

PETROLEUM-ASSOCIATED GAS COMPRESSION PROJECT IN MEXICO

Marubeni and Westcoast Energy Inc., part of Duke Energy Corporation of the U.S., are operating a petroleum-associated gas compression project on a BOO basis for Pemex Exploracion y Produccion (PEP), the exploration arm of PEMEX, the Mexican national oil company. This supplies PEP with petroleum-associated gas from the Gulf of Mexico by compressing the gas that used to be burned off from oil platforms and piping it onshore for industrial and residential use. The project was launched in November 2001 and has operated smoothly since then. As well as protecting the environment, this project contributes to the efficient use of natural resources in Mexico.



FORMOSA PLASTICS GROUP OF TAIWAN PLACES TANKER ORDERS

At the end of 2001, Marubeni received orders from Formosa Plastics Group of Taiwan for three 70,000-metric-ton oil product tankers, three 45,000-metric-ton chemical product tankers and one 45,000-metric-ton oil product tanker. Pictured below is a 45,000-metric-ton oil product tanker built by Shin Kurushima Dockyard Co., Ltd. Formosa Plastics has built one of the world's largest petrochemicals complexes in Mailiao, western Taiwan, and the new vessels will serve the complex for transportation of their products.



Plant & Ship Division

- Plant & Ship Administration Dept.
- Industrial Plant Dept.
- Energy & Chemical Project Dept.
- Ship Dept.
- Project Solution Dept.

Transportation & Industrial Machinery Division



Michio Kuwahara, Corporate Vice President, COO

SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL


12.0%

SEGMENT ASSETS AS PERCENTAGE OF TOTAL


6.8%

Business Outline

This division comprises three groups—automobiles and construction machinery; production and industrial machinery; and aerospace and defense systems. The division focuses on trading, mainly importing and exporting and managing its companies in Japan and overseas. The main trade areas are exporting automobiles, construction machinery and machine tools, and the importation of production facilities, industrial machinery and aircraft. The division maintains automobile sales networks, mainly in Europe, and operates joint ventures with machine tool manufacturers and car parts manufacturers, primarily in North America. The division also takes full advantage of its planning and development capabilities to engage in such activities as joint development with aircraft engine makers, the creation of automobile engine plants, and the construction of clean energy and recycling systems.

Strategies, Core Businesses and Core Competence

The division's profits derive mainly from selling automotive products, exporting construction machinery for overseas projects, and exporting production facilities and machine tools. Other core businesses are importing industrial machinery for major Japanese manufacturers and importing aircraft and defense systems for corporate and government customers. The division also develops and sells aircraft engines jointly with Rolls-Royce plc. The division is reinforcing its earnings base by reallocating resources and improving earnings in trade and operations of companies. It seeks to bolster efficiency by entering growth industries while focusing on profitable operations.

In October 2001, the division integrated and restructured the automobiles and construction machinery group to stabilize and expand profits through more efficient management and by better harnessing synergies. The division seeks to further improve management of operating companies by integrating operations in Japan, the United States and Europe and by withdrawing from less profitable areas. In automobiles, it aims to reinforce automotive marketing. The division is currently working with a leading global automotive parts manufacturer on a deal based on logistics technology. The division would also develop and sell parts, and engage in after-service business in Japan and the United States. In construction machinery, the division concentrates on securing orders and executing large projects for Asian, African, Middle Eastern and CIS countries.

In the production and industrial machinery group, the division has improved earnings in trading operations by employing new technology, and planning and development capabilities.

In production machinery, the division is focusing in specific areas such as a full turnkey order for an automobile plant, a large machine tool project order, and a new export deal for Europe and North America that draws on leading-edge Japanese technology. In industrial machinery, the division is concentrating on packaged orders for pulp and paper machinery, and large project orders for printing and processing machinery. It also aims to involve itself in new import projects, particularly those related to electrical substrates, liquid crystal devices and semiconductor equipment, and plastic sheets that can be used as packaging alternatives. Environment-related private finance initiative (PFI) projects are other objectives of the division. In addition, the division seeks to expand into photovoltaic generation and other areas of the clean energy market.

The division concentrates its management resources heavily on the aerospace and defense systems group, which offers great earnings growth opportunities. In aircraft, the division focuses on expanding its joint development of aircraft engines with Rolls-Royce while increasing sales of civil aircraft engines and business jets manufactured by Gulfstream Aerospace Corporation. In the government field, the goal is to increase sales of aircraft engines, multipurpose aircraft, helicopters and electronic instruments. The priority in the space sector is application-related business for satellite infrastructures.

The division is striving to reinforce its business foundations and expand its operational scope by means of three groups targeting the needs of each customer and market, and reinforcing each core competence. At the same time, it is exploring ways to foster future core businesses.

CONSTRUCTION MACHINERY SUPPLY ORDER FROM RUSSIA

In February 2002, the automobiles and construction machinery group concluded a $45 million contract, to supply specialized construction machinery to OAO Stroytransgaz, a top Russian builder of oil and gas pipelines. Marubeni is providing a deferred payment export contract for the deal. The order is for equipment for laying pipeline in Russia as part of the Blue Stream project, involving a pipeline stretching from eastern Russia to Turkey.



V6 ENGINE MANUFACTURING LINE ORDER RECEIVED FROM AUSTRALIA'S HOLDEN LTD.



In July 2001, the production and industrial machinery group received an order from Holden Ltd., an Australian subsidiary of the General Motors Group, to supply a new manufacturing line for the automaker's new V6 engine family. The line will be installed at a plant with a targeted production of 220,000 engines annually. To secure the order, Marubeni formed a consortium of leading Japanese facilities companies and top U.S. and Japanese automotive engineering firms with software expertise.

JOINT DEVELOPMENT IN ROLLS-ROYCE TRENT 900 ENGINE PROJECT

The aerospace and defense systems group is a sales agent for Rolls-Royce's civil aircraft engines, and jointly develops engines involving various manufacturers. In 2001, the group agreed to participate in the development of the Trent 900 engine for the Airbus A380, a fully double-decked super jumbo aircraft scheduled to enter service in 2006.


A380
A380

Transportation & Industrial Machinery Division

- Transportation & Industrial Machinery Administration Dept.
- Automotive & Construction Machinery Dept.–I
- Automotive & Construction Machinery Dept.–II
- Production Machinery Dept.
- Environmental & Industrial Machinery Dept.
- Aerospace & Defense System Dept.
- Osaka Industrial Machinery Dept.

Energy Division



Koichi Mochizuki, Corporate Vice President, COO


SEGMENT GROSS
TRADING PROFIT
AS PERCENTAGE
OF TOTAL
6.9%
SEGMENT ASSETS
AS PERCENTAGE
OF TOTAL
7.3%

Business Outline

The division strives to enhance corporate value, thereby fulfilling stakeholders' expectations through its operations, focusing on three core business areas. First is the energy resource exploration and production sector, in which the division develops crude oil, natural gas and other resources. Second is the trading sector, in which it trades petroleum products widely in Asia, Europe and North America, as well as electricity in the United States. Third is the marketing and retailing sector for such fuels as petroleum products, crude oil, liquefied petroleum gas (LPG), liquefied natural gas (LNG), nuclear fuels and thermal coal. While responding swiftly to changes in the market environment, the division plans to continue expanding business and profit through its three core areas, thereby enhancing its corporate value.

Strategies, Core Businesses and Core Competence

Energy resource exploration and production is the most rapidly developing area of the division's three core businesses. In the United Kingdom's North Sea oil field, its shares of crude oil output are 15,000 barrels per day, while its daily shares from Ravva oil and gas field in India are 6,100 barrels of crude oil and 150,000 cubic meters of natural gas. The division is also working to expand production in its Qatar LNG project, as described later in this section. At the end of October 2001, the Sakhalin I Project Consortium—in which the division participates as a shareholder of Sakhalin Oil and Gas Development Co., Ltd., a major member of the consortium—officially announced the commercialization of the project. The consortium is preparing to produce up to 250,000 barrels per day of crude oil from the end of 2005 from the Chayvo and Odoptu fields located on the east coast of Sakhalin Island, Russia. In the years ahead, the division will assess and deploy investments in other highly promising projects to expand its operations in this sector.

The division continues to extend its trading business, which has long been a core focus. The division boasts great expertise in trading petroleum products, electricity and natural gas in North America. In Japan and elsewhere in Asia, it handles such petroleum products as naphtha, kerosene and gas oil. The division imports about five million metric tons of naphtha annually for Japan's petrochemicals industry, for a market share of around 25%.

In marketing and retailing, one of the division's main businesses is sales promotion using its own sales facility network, which includes petroleum and LPG import terminals, filling stations and LPG retail agents throughout Japan, as well as a refrigerated LPG import and distribution terminal in Shenzhen, China. This business contributes to stable supplies of energy in Japan and overseas. The division also acts as an agent for fabricating, selling and transporting nuclear fuels, deploys maintenance technologies for nuclear power plant equipment and imports thermal coal for power plants in Japan. Through these various business activities, the division is trying to satisfy diverse customer needs.

In order to develop new business, the division has set up a team that is involved in joint feasibility studies for the utilization of new fuels such as gas-to-liquid (GTL) and dimethyl ether (DME). These can be used as an alternative to diesel oil and LPG, and can also lower environmental impact. The division also cultivates new business areas, including on-site power generation and e-commerce. The division seeks to build new value in a dramatically changing trading landscape by looking beyond existing businesses.

NORTH SEA OIL FIELD



In July 2000, Marubeni's subsidiary Marubeni Oil & Gas (U.K.) Limited acquired a package of oil and gas field concessions in the United Kingdom's North Sea. Last year, the subsidiary and its partners started to increase production through new development at the Keith and Sycamore fields. Recoverable reserves will be expanded to around 30 million barrels, and output will be increased up to 20,000 barrels per day.

LNG IMPORTS FROM QATAR



Marubeni participates in a Qatar LNG project as a shareholder of Qatar Liquefied Gas Co., Ltd. Since its first delivery, executed in 1997, the project has produced and sold LNG to five Japanese power companies and three city gas companies through long-term contracts extending to 2021. Marubeni aims to accelerate the project's progress through a program of debottlenecking facilities to raise annual output from 7.7 million metric tons, to 9.2 million metric tons.

DISTRIBUTING AND RETAILING PETROLEUM PRODUCTS AND LPG IN JAPAN



Marubeni Group companies, mainly Marubeni Energy Corporation and Marubeni Ennex Corporation, operate distribution and retail networks for petroleum products and LPG throughout Japan, including import terminals, service stations and LPG retailers. These operations will continue to harness this nationwide presence to ensure stable, efficient supplies.



Energy Division

- Energy Administration Dept.
- Energy Planning & Coordination Dept.
- Business Development Team
- Oil and Gas E & P Dept.
- Sakhalin Project Dept.
- LNG Project Dept.
- Petroleum Dept.–I
- Petroleum Dept.–II
- Nuclear Power Dept.
- Thermal Coal Dept.

Metals & Mineral Resources Division



Tadatsugu Nakajima, Corporate Vice President, COO


SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL
3.3%
SEGMENT ASSETS AS PERCENTAGE OF TOTAL
3.7%

Business Outline

This division handles aluminum, copper, zinc, precious metals and other nonferrous metals, as well as such raw materials as iron ore, coal, steel scrap, ferro alloys and hot briquetted iron. The division's involvement extends from resources development and smelting projects overseas to manufacturing and marketing new and electronic materials.

Over the past two decades, the division has maintained a medium- to long-term perspective on its operations in developing aluminum, coal and other nonferrous metals resources and in investing in smelting projects. In recent years, the division has invested downstream in areas such as aluminum disks and electronic materials in a bid to reinforce its revenues and earnings base by building a high-value-added business model.

Strategies, Core Businesses and Core Competence

The division secures resources by developing ore and coal mines and participating in smelting projects overseas. At the same time, it maintains downstream businesses that harness metals resources, notably electronic materials. The division thereby aims to build a vertically integrated value chain covering upstream through downstream areas. By building such a value chain, the division is confident it can transform trading house activities into a metals and minerals resources integrator able to generate high added value.

In upstream areas, the division's core business is selling equity metals and equity coal on the global market. These are secured by investing and funding projects in aluminum, copper, zinc, coal, iron ore, ferro alloys and hot briquetted iron primarily in Australia, as well as Canada, Latin America, South Africa and India. Such activities are a key source of revenues and earnings, and demonstrate that the division has taken the right direction, from a long-term standpoint, in investing in upstream resources development and smelting operations. In the years ahead, the division will concentrate on business plans with strong potential for progress and profitability, such as projects to expand already solid businesses or which allow the use of existing infrastructure. This approach should allow the division to manage businesses offering stability and high asset efficiency, as well as enable it to more effectively assess resource development and funding opportunities, thereby improving its investment portfolio.

In midstream and downstream fields, the division works closely with its companies to produce aluminum disks and electronic materials and strengthen recycling operations, to transform these into core activities. As part of that commitment, the division established Toyo-Memory Technology Sdn. Bhd. in Malaysia in 1998, as a joint venture with Toyo Kohan Co., Ltd. The project is doing well, manufacturing 1.6 million aluminum disks monthly for hard disk drives, under long-term supply contracts with the largest hard disk manufacturer in the world. With technological advances set to double disk capacity from 40 to 80 gigabytes, and thereafter raise capacity to 100 gigabytes, Toyo-Memory Technology is stepping up research and development to meet anticipated customer demand for greater quality.

In electronic materials, the division recently decided to form a new joint-venture company in China to produce intermediate materials used in the production of printed circuit boards for next-generation cellular phones together with their patent holder, North Corporation. The joint venture is scheduled to launch operations in 2003.

The division expects opportunities in recycling ferrous and nonferrous metals scrap to expand hugely in the years ahead, as the government implements new recycling laws. The division will therefore strengthen its recycling business and expand revenues and earnings, contributing in the process to a more environmentally friendly society.

AUSTRALIAN OPERATIONS PRODUCE 97,000 METRIC TONS OF ALUMINUM

Through Marubeni Aluminium Australia Pty. Ltd., a local joint venture, Marubeni owns 22.5% of The Portland Aluminium Smelter *(below)*, and has the right to handle 78,000 metric tons of its products annually. Marubeni also has an 8% interest in Boyne Smelters Ltd. Line 3, which represents the right to handle 19,000 metric tons annually. Aluminum is widely used in cars, other transportation equipment and in the food industry, because of its lightness and its readily recyclable properties, which match growing concern for the environment. Marubeni supplies the Japanese and other markets with 500,000 metric tons annually of aluminum from around the globe, including 97,000 metric tons from its Australian operations.





COAL MINING OPERATIONS EXPANDED IN AUSTRALIA



Marubeni has investments in four Australian coal mines—the Macquarie, Jellinbah East, Coppabella *(left)* and German Creek East mines—through local subsidiary Marubeni Coal Pty. Ltd. In the year under review, these mines increased production by 10%, to a combined 10 million metric tons. Marubeni exports coal from these operations to steelmakers in Japan and elsewhere around the world. Marubeni is now developing the Hail Creek open-cut coal mine, which is scheduled to start production in 2003 and will have an annual capacity of 5.5 million metric tons once fully operational.

ALUMINUM DISK PRODUCTION IN MALAYSIA

(Please refer to text *(left)* for further information.)



Metals & Mineral Resources Division

- Metals & Mineral Resources Administration Dept.
- Metals & Mineral Resources Development Dept.
- Iron Ore & Ferro Alloy Dept.
- Coal Dept.
- Non-Ferrous Metals & Ores Dept.
- Precious Metals Dept.
- Light Metals Dept.

Chemicals Division



Ko Mori, Corporate Vice President, COO


SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL
6.6%
SEGMENT ASSETS AS PERCENTAGE OF TOTAL
3.4%

Business Outline

The Chemicals Division allocates its operations among six departments and 35 operating companies. The division's products include commodity chemicals, notably petrochemicals and plastics; inorganic chemicals, such as sulfur and salt; pharmaceuticals; agrochemicals; and a wide range of chemicals that apply leading-edge technology, including specialty chemicals, electronic materials and biochemicals. The division's products are used in all facets of daily life and by virtually every industry, and its customer base ranges from consumers to the world's leading corporations.

Strategies, Core Businesses and Core Competence

Swift technological innovation and the rapid commercialization of new products constantly reshape the division's operations and profit structure. In its diverse operations and customer relationships, the division works at the center of change and is thus quick to identify new trends and determine the speed and direction of market changes.

The division's greatest responsibility is to solidify its earnings base and serve the interests of shareholders and customers by concentrating on fields of superior growth and earnings potential ahead of competitors. The division has three business focuses. First, it enters areas offering definite demand and low market risk. Second, it explores fields with ample growth possibilities but limited market risk. Third, it handles businesses that Marubeni has already prioritized before its rivals, and in which its expertise allows it to reap rewards as a pioneer and maximize synergies. Information technology (IT), deregulated industries and the recycling field match these focuses.

The division has positioned China as an important market for IT, due to the rapid expansion of production and soaring demand. Accordingly, the division is developing its business approach to cater to changes in the Chinese market and in China's relationship with the rest of the world. For example, the division established a joint venture in the country to produce cathode-ray tube (CRT) materials to serve demand arising from growing local production of television sets. To expand this business, the division is also exporting Chinese-made CRTs to markets worldwide and introducing imported television sets incorporating these components into the Japanese market. In this way, the division harnesses vertical synergies to generate new flows of commerce. The division is considering taking a similar approach for liquid crystal displays, which will eventually supersede CRTs.

Growing concern for the environment both imposes new responsibilities on corporations and generates new business opportunities. The division was among the first to note the potential of polyethylene terephthalate (PET), which is easy to recycle and is one of the least environmentally harmful plastics. More than a decade ago, the division launched a PET recycling and recycled sheet manufacturing business. It has since established a solid position in this field, and plans to expand it in the years ahead.

The division's most valuable asset is its talented people. They treasure relationships, using insight to understand the specific needs of business and trading partners, and planning and implementing creative solutions. All divisional staff build diverse business and personal networks through their extensive experience in Japan and overseas. The division is also actively localizing human resources to ensure its networks are firmly in touch with local markets. For example, the division plans to establish a company in China staffed by experts in all types of electronic materials, including those used for mobile phones, to propose and implement optimal solutions for local manufacturers and clients.

Trading houses work best with partners that offer specialized technologies and know-how. Such collaboration generates mutual synergies and greater value than independent efforts. The division strives to choose first-class partners as part of its drive to build highly profitable operations.

BUSINESS HIGHLIGHTS

MAINTAINING ETHYLENE SUPPLIES

Marubeni is dedicated to maintaining the supply of ethylene gas, a basic material for plastics, under all demand-supply positions. Owing to the limited availability of specially equipped vessels, highly efficient shipping is essential. Marubeni is positioned to act as an information center on the global availability of ethylene and tank space, contributing much to resolving demand and supply imbalances by swiftly formulating and executing optimal shipping schedules.



BIOCHIP VENTURE ESTABLISHED

Marubeni is investigating business models that combine IT and biotechnology. For example, the Company established CombiMatrix K.K. with American bioventure CombiMatrix Corporation. This joint venture sells biochips in Japan for use in medical diagnostics and to support local pharmaceuticals development. CombiMatrix K.K. also aims to license these biochips and conduct joint development with universities, with a view to possibly commercializing the results of such work.

ENTERING THE GENERAL-PURPOSE SALT MARKET

Marubeni seeks to take advantage of the Japanese government's April 2002 deregulation of salt imports. Through its investment in Dampier Salt Limited in Western Australia, Marubeni has ensured stable supplies to Japan's chemical industry for more than 30 years. The Company now intends to enter the general-purpose salt market through Dampier Salt, which has one of the world's largest salt fields. As part of its plans, Marubeni is planning to set up several warehouses around the country as well as establish salt milling and packaging facilities to supply road salt.



Chemicals Division

- IT & Bio Business Development Team
- Chemicals Administration Dept.
- Chemicals Accounting Dept.
- Chemicals Development & Project Dept.
- Specialty Chemicals Dept.
- Electronic Materials Dept.
- Inorganic & Agrochemicals Dept.
- Organic & Synthetic Fiber Intermediates Dept.
- Plastics Dept.
- Vinyl Alkali Dept.
- Osaka Chemicals Dept.

Forest Products & General Merchandise Division



Kazuoki Matsushita, Corporate Vice President, COO


SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL
9.3%


SEGMENT ASSETS AS PERCENTAGE OF TOTAL
6.9%

Business Outline

In general merchandise, the division concentrates on consumer markets for sporting and leisure goods and footwear. In raw materials, notably rubber and leather, the division aims to expand its operating companies to strengthen supply and distribution, while improving marketing by developing new products.

In pulp and paper, the division's broad reach encompasses wood chips, pulp, paper, cardboard and related products. The division's many companies in Japan and overseas represent all stages of business, helping it to maintain its position as a top player in this field over many years.

Strategies, Core Businesses and Core Competence

The division has two key strategies. The first is to increase consolidated earnings by enhancing management of its total of more than 30 companies in Japan and overseas, and securing a solid operational base. The second priority is focus and expansion. While concentrating resources in core businesses and enhancing its market presence, the division plans to broaden its capabilities to become highly profitable.

In general merchandise, the division aims to strengthen and expand the following product groups as core businesses:

1. *Natural rubber* The division seeks to boost profits from the business of natural rubber production by adding the function of natural rubber trading. In addition, as the leading trader in this field, the division is aiming to expand profits by strengthening Marubeni International Commodities (Singapore) Pte. Ltd. and U Derivatives Pte. Ltd. These trading companies, based in Singapore, are network traders with their own natural rubber production bases, and are responsible for expansion of worldwide transactions, particularly for China.
2. *Footwear* These operations encompass all aspects of footwear business from product planning to retailing. Hong Kong-based Marubeni Footwear Resources Limited plays a major role in sourcing for Japanese footwear manufacturers. Another important business is Marubeni Footwear Inc., which wholesales foreign footwear brands and runs footwear retail chain The Athlete's Foot in Japan.

In pulp and paper, the division's core businesses are:

1. *Pulp* Here, the division trades and also participates in Canadian joint-venture pulp manufacturer Daishowa-Marubeni International Ltd. (DMI). This company allows the division to generate synergies that lead to expanded trading volume. The division established Marubeni Paper Recycle Co., Ltd., to step up its activities in paper recycling, which is as important as pulp for producing paper. This subsidiary also maintains recycled-paper yards. In the years ahead, the division will focus on production and trading to expand its pulp business and maintain profit stability.
2. *Wood chips* The division develops new supply sources in South Africa and Southeast Asia and secures its own afforestation operations through a Western Australian business, WA Plantation Resources Pty. Ltd. The division also distributes wood chips through long-term charter parties with shipping companies, thereby contributing stable supplies for paper mills.
3. *Paper and cardboard* While working more closely with domestic paper mills to expand sales, the division seeks to solidify its presence by expanding its trade in imported paper.

MARUBENI FOOTWEAR INC.

The division established Marubeni Footwear in 1994. This subsidiary has three main departments. The product department supplies footwear to apparel manufacturers and major retail chains. The brand marketing department wholesales leading American outdoor brands Merrell and Coleman, and HANAE MORI ladies' footwear, and the retail department runs The Athlete's Foot shops in Japan under a partnership with a leading U.S. sports shoe retail chain. Marubeni Footwear aims to build a comprehensive business covering retailing, wholesaling and original equipment manufacturing.


Athlete's Foot

DAISHOWA-MARUBENI INTERNATIONAL LTD.

Marubeni and Daishowa Paper Mfg. Co., Ltd., jointly established DMI in Canada in 1969. This venture created Cariboo Pulp & Paper Co. with Weldwood of Canada Ltd. Marubeni sells half this plant's annual output of 320,000 metric tons. In 1992, DMI expanded by acquiring Peace River Pulp Mill *(below)*. Marubeni sells all that mill's annual production of 450,000 metric tons. Drawing on their ample fiber resources, proven technology, and highly trained workforce, both pulp plants are among the most competitive in North America. Both make 100% elemental chlorine-free pulp, and have won top reputations for quality among customers.



Forest Products & General Merchandise Division

- Forest Products & General Merchandise Administration Dept.
- Forest Products & General Merchandise Accounting Dept.
- Industrial Material Dept.
- General Merchandise & Footwear Dept.
- Housing & Construction Materials Dept.
- Pulp Dept.
- Wood Chip Dept.
- Printing & Publication Paper Dept.
- Packaging Paper & Board Dept.
- Osaka Pulp, Paper & Paperboard Dept.

Agri-Marine Products Division



Tomoyuki Nakayama, Corporate Vice President, COO


SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL
13.8%


SEGMENT ASSETS AS PERCENTAGE OF TOTAL
7.2%

Business Outline

The Agri-Marine Products Division is involved in all aspects of the food business. Japan has few natural resources, so relies heavily on food imports. The division helps to provide a food lifeline for Japan, ensuring stable imports of such staples as grain, as well as agricultural, marine and livestock products. To meet the diverse demands of the consumer market, the division also endeavors to provide offerings that match consumer tastes by drawing on its global network, and its development and organizational capabilities.

Strategies, Core Businesses and Core Competence

Trading houses have two broad roles in the food business in Japan. The first is to provide a vital line of supply for the nation, which lacks natural resources. It is a trading firm's social mission to ensure stable imports of such basic foodstuffs as wheat, soybeans, corn and sugar, as well as marine and livestock products. The second role is to serve Japanese consumers with products that meet their needs. The division ensures stable food supplies by employing a global network and the resources of the Marubeni Group to deliver the products that Japanese consumers seek. Its comprehensive strengths as part of a trading house encompass upstream through downstream operations, from development and purchasing to processing, logistics and handling foreign exchange and market fluctuations.

Grain is a competitive strength for the division, which trades and imports 5.4 million metric tons annually. The division is the top player in feed among trading firms and is placed second in wheat and soybeans.

The division runs Columbia Grain, Inc., one of the largest grain collection and export bases on the U.S. West Coast. The division also maintains grain silos and feed factories in Japan as part of a nationwide supply structure. The division has an integrated setup ranging from overseas buying, collection, loading, shipping facilities and shipping management to domestic unloading and storage facilities, as well as operations to handle foreign exchange and market fluctuations.

Other elements of the division's stable global supply network are livestock and marine products businesses in the United States, Australia and China, as well as coffee processing operations in Brazil and wineries in Argentina.

In downstream areas, the division has investments in such leading retailers as The Maruetsu, Inc., The Daiei, Inc., confectionery wholesaler Yamaboshiya Co., Ltd., and frozen foods wholesaler Nacx Nakamura Corporation. These ties allow the division to obtain feedback on consumer trends at every stage, from intermediary distribution to production and raw materials procurement, for use in developing offerings that match consumer demand. The division harnesses information and logistics technologies to lower costs. In addition, it owns Ten Corporation, a chain of *tendon* (*tempura* on rice) restaurants, and has joined hands with Metro AG of Germany to establish a joint venture in Japan to run local cash-and-carry stores, and has also entered the food wholesaling business.

TIES WITH MARUETSU

In March 2001, Marubeni acquired a stake in The Maruetsu, Inc., a leading food supermarket chain in metropolitan areas, with 193 stores at the end of March 2002. Marubeni raised its holding to 25% at the close of March 2002. Marubeni's global network uses consumer trend information from Maruetsu in joint efforts with that company to develop products that match consumer tastes. Such efforts have helped enhance Maruetsu's corporate value and expand its transactions with Marubeni, thus solidifying the Group's business foundations.


Maruetsu

A STRONG PLAYER IN GRAIN TRADING

Marubeni handles about 5.4 million metric tons of grain annually. It owns Columbia Grain *(below)*, which maintains a grain integration system covering the United States' major grain-producing areas, from Montana to Oregon. This subsidiary handles about 30% of exports from the U.S. West Coast and a similar share of annual wheat exports from the United States to Japan. Marubeni is the leading player among trading houses in the domestic grain business, with silo capacity of 750,000 metric tons and plants that produce 1.3 million metric tons of feed annually for nationwide distribution. Through Heartland International Co., Ltd., of Taiwan, a subsidiary that focuses on trading grain throughout Asia, Marubeni sells about two million metric tons of grain annually to Taiwan, Malaysia and Korea.



Agri-Marine Products Division

- Agri-Marine Products Administration Dept.
- Agri-Marine Products Accounting Dept.
- Cereals & Sugar Dept.
- Grain & Feedstuff Dept.
- Oilseeds, Fats & Oils Dept.
- Beverage Dept.
- Foods Merchandising Dept.
- Foods Marketing Project Dept.
- Farm Products Dept.
- Meat & Seafood Dept.
- Osaka Foodstuff Dept.

Textile Division



Masakatsu Takita, Corporate Vice President, COO


SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL
6.4%
SEGMENT ASSETS AS PERCENTAGE OF TOTAL
3.1%

Business Outline

The Textile Division maintains materials procurement, production, sales and distribution in Japan and overseas, handling business ranging from clothing and materials such as fiber and yarn to textiles and related products. With the emergence of specialty store retailers of private-label apparel (SPAs), the textiles market has rapidly become more consumer-driven. To respond swiftly to this trend, the division is maintaining a basic policy of maximizing access to consumer markets while developing a comprehensive lifestyle business. As part of that policy, the division is constructing and deploying a more competitive operational platform (see chart on opposite page), controlling risks and steadily expanding apparel sales.

Strategies, Core Businesses and Core Competence

The operating environment for Japan's textiles industry has changed markedly in the past few years, owing to a restructuring of the retail sector, and an intensification of price competition and a decline in domestic textiles manufacture due to cheap apparel imports. Other factors include Asia's maturity as a consumer market and China's participation in the World Trade Organization (WTO).

The division is tackling these challenges by involving itself more closely in the consumer market, in keeping with its basic policy. Based on its traditional strengths in materials sourcing and production in Japan and abroad, the division strives to pursue a high level of comprehensive business that covers everything from advanced materials to finished apparel, while consolidating its planning, design and distribution.

In materials, where it maintains many businesses and investments, particularly in Asia, the division works closely with Hong Kong-based subsidiary Marubeni Textile Asia Ltd. (MTA) to globally source competitive products and develop high-value-added materials, from standard to functional and unique products. In the year under review, imports accounted for more than 87% of the Japanese apparel market, with domestic materials production largely having moved offshore. To link with Japanese materials manufacturers that are shifting their production bases overseas, the division plans to position its products more advantageously by realigning and reinforcing production bases abroad and adding value to apparel products at its materials stage.

The division also actively develops applications for highly functional materials and industrial resources, such as carbon fibers, in which domestic manufacturers enjoy a competitive edge.

In apparel products, the division has diversified its capabilities to match varying consumer tastes and shorter fashion cycles, such as by handling smaller order, shorter delivery cycles, enhancing cost-competitiveness and stepping up quality control. The division is currently determining which operations should remain in Japan and which should shift abroad. Through Passport Fashion Company Limited (PFC), a Hong Kong subsidiary, the division is also launching and expanding garment production, especially in China and Vietnam, but also in Indonesia, Thailand, Korea and Southwest Asia. The division will strive to optimize its production structure to match customer demand. In addition, it will focus downstream in non-apparel operations, which mainly encompass interior furnishings. The division is determined to provide high-quality products at attractive prices by taking full advantage of its overseas production bases, particularly in China.

The division is employing IT to deploy an efficient supply chain management system that links domestic and overseas manufacturing to retailers. Such technology helps to track production and distribution and localize pre-distribution inspections. The division strives to eliminate total losses by methods such as slashing inventories, while quickly meeting customer needs.

In addition, Marubeni Fashion Planning Corp. (MFP), the planning and design arm of the division, offers comprehensive consulting and marketing services, including market analysis and the gathering and dissemination of information on the latest trends. By providing comprehensive planning and design capabilities, including the creation of brand concepts and business licensing, the division aims to enhance customer satisfaction.

BUSINESS HIGHLIGHTS

PASSPORT FASHION COMPANY LIMITED

This subsidiary is the division's Asian headquarters for overseeing production control and sales of apparel, and enhancing Marubeni's overseas garment production business. Based in Hong Kong, Passport Fashion maintains branches and offices in Shanghai, Wuxi, Qingdao, Dalian, Beijing and Ho Chi Minh City. These extend the workforce and its capabilities while coordinating manufacturing and inspection systems that respond to customers' specific requests and quality standards.

Passport Fashion supplies garments to leading Japanese retailers, SPAs and apparel makers. It also harnesses the Marubeni Group's overseas network to increase business with well-known retailers and SPAs with international operations in Europe and the United States. This subsidiary looks set to be given a boost with China's admission to the WTO.

MARUBENI TEXTILE ASIA LTD.

While expanding operations from its headquarters in Hong Kong to Shanghai and Singapore, MTA plays a major role in driving the Marubeni Group's raw materials and textile transactions between offshore markets and with Japan.

In conjunction with the enhancement of garment production bases by Passport Fashion, MTA endeavors to reinforce the development of more competitive materials. It is involved not only in materials sales but also final products, in keeping with the division's goal of building a comprehensive textiles business. In China, where the quality of materials has improved significantly, the subsidiary is prioritizing not just sales but also materials sourcing to better meet customer needs.



Build/Apply Competitive IT-Based Platform = Solution Provider
Offering comprehensive solutions from planning to distribution—providing reasonably priced products that are quick to reach the customer.
Platform
Planning
Materials proposal supply
Garment manufacture
Overseas logistics
Domestic logistics
Stores
Consumers/Households
MFP
MTA/ Domestic offices
PFC
Control team
MRC*
EDI (Electronic data interchange)
KM (Knowledge management)

* Marubeni Ryutsu Center Co., Ltd. (Marubeni Textile Distribution Center Co., Ltd.)

Textile Division

- Textile Administration Dept.
- Textile Accounting Dept.
- Apparel Dept.–I
- Apparel Dept.–II
- Apparel Dept.–III
- Utility Apparel Dept.
- Apparel Material Dept.
- Industrial Material & Interior Furnishings Dept.
- Nagaoka Branch
- Okayama Branch
- Textile Hokuriku Branch

Development & Construction Division



Hideo Takeuchi, Corporate Vice President, COO

SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL


7.4%

SEGMENT ASSETS AS PERCENTAGE OF TOTAL


8.3%

Business Outline

The Development & Construction Division develops property in Japan and overseas, including condominiums and detached houses, retail stores, sports and leisure facilities and industrial estates. In its condominium sales business, the division has sold approximately 60,000 units of its Famille brand condominiums since 1963. In recent years, the division has completed around 3,000 units annually, making it highly influential among developers. The division maintains several operations that allow it to deliver wide-ranging capabilities for development projects. They are Marubeni Real Estate Sales Co., Ltd.; Benny Estate Service Co., Ltd., which offers property management services; Marubeni Real Estate Co., Ltd., which leases real estate; Marubeni Construction Co., Ltd., and Marubeni Setzbi Corporation, which both engage in construction.

Strategies, Core Businesses and Core Competence

Condominium sales remain the division's core source of earnings. With Famille condominiums, the division handles all aspects of the project from design, construction management and sales to after-sales service to ensure complete quality. Although the condominium market has remained buoyant over the past few years, prospects have become increasingly uncertain, leading to a widening gap among developers. To survive, the division will need to deliver more advanced product planning capabilities.

Since the year ended March 31, 2002, the division has harnessed Marubeni's position as a general trading house to incorporate foreign knowledge into Japanese lifestyles, and has stepped up efforts to ensure more innovative product planning.

Over the medium and long term, demand should remain solid for urban condominiums, notwithstanding occasional downturns owing to economic trends. This is because although Japan's population is expected to peak by 2006, demand for housing should continue to rise owing to growth in the number of small-unit families. The number of households should peak in around 2015. Demand should continue to expand in keeping with a natural human desire for home ownership, a strong consumer preference for condominiums, and an increased concentration of inner city residents.

Another factor in the division's favor is rising demand for better-quality housing. While Japanese living standards have progressed considerably in the past 50 years, they still lag behind those of Western nations in all aspects; for example, in terms of floor space. The division will continue to contribute to better housing in Japan.

The division is also striving to cultivate new businesses that can become core sources of earnings. They include office building rental, building construction, sub-leasing commercial facilities, and real estate investment funds, all of which are beginning to contribute to profits. Other operations are also doing well, notably Benny Estate Service, which has become a major condominium management firm, overseeing 101,381 units as of the end of the year under review. Marubeni Real Estate and Tipness Co., Ltd., a fitness club chain that is a joint venture with Suntory Ltd., also contribute to the division's earnings.

In the years ahead, the division will continue to draw on its comprehensive capabilities to build its capacity around the housing business.

GRAND BRILLER YOKOHAMA YAMASHITA PARK



Grand Briller Yokohama Yamashita Park is a 10-story condominium with 166 units, three of which are stores and 10 offices. The property offers an exclusive location, overlooking Yamashita Park and Yokohama Port, both popular symbols of the city. Andrée Putman, a Parisian who designed interiors for the Sheraton Hotel in Paris and the Concorde jet, fashioned the exterior, common facilities and interior design, which match the development's magnificent location.

HOUSING PROJECTS IN SHANGHAI, CHINA

Marubeni has sold 512 town houses as part of the first and second phases of 928-unit Sakura Garden in Shanghai, China *(below)*, and is developing and selling 416 units for the third phase. It has also started constructing 454 units for the first stage of a low-rise condominium project, called Phoenix City, which will eventually feature 1,800 units. This new development will help meet surging demand for housing in Shanghai when sales start in early summer 2002.



FAMILLE TAKARAZUKA GRAND-SUITE TOWER

Marubeni is selling 177 units at Famille Takarazuka Grand-Suite Tower, a 32-floor condominium located next to the Takarazuka Grand Theater, overlooking Mukogawa River. The building is just eight minutes walk from Takarazuka Station on the Hankyu Takarazuka line. Durrant-Media Five Ltd., which has worked on projects for hotels and condominiums around the world, planned the public areas at Famille Takarazuka Grand-Suite Tower to deliver hotel-like spaciousness. Marubeni also provides a wide range of services at the condominium.



Development & Construction Division

- Development & Construction Administration Dept.
- Development & Construction Accounting Dept.
- Development & Construction Dept.-I
- Development & Construction Dept.-II
- Osaka Development & Construction Dept.
- Chugoku Development & Construction Dept.
- Overseas Development & Construction Dept.
- Property Management Dept.

Finance & Logistics Business Division



Hitoshi Sakamoto, Corporate Vice President, COO

SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL


1.6%

SEGMENT ASSETS AS PERCENTAGE OF TOTAL


7.1%

Business Outline

This division focuses on finance, insurance, foreign currency trading and logistics, which have long provided important support for trading house activities. The division was established in April 2001, to provide high-value-added fee-generating services from these areas. The division pursues revenue and earnings opportunities by creating new business models that integrate financial, logistics and information technologies.

Strategies, Core Businesses and Core Competence

The services in the division's four fields provide Companywide cross-divisional support, and constitute core competence.

The division's financial and risk solutions services are far more extensive than those offered by financial institutions, drawing on the marketing clout and financial expertise unique to Marubeni as a trading firm. For example, the division's investments in real estate, management buy-in and venture capital funds, and the set-up, management and sales of funds take advantage of Marubeni's business cultivation capabilities and networks. The division maintains a securities firm that offers investment advisory services to both the professional and private investor, employing risk and portfolio management capabilities fostered internally over the years.

The division provides life and general insurance for individuals and corporations. It also offers trade credit insurance, for which demand is rising in Japan. The division is keen to enter niche areas between life and general insurance, such as nursing care and disability income insurance.

Foreign currency trading and logistics services are trading house basics. The division offers quality foreign exchange services to Marubeni customers through other operating divisions and harnesses advanced risk management to expand profits.

The division serves Marubeni's traditional need for sophisticated international logistics services. It has expanded its capabilities to encompass supply chain management, third-party logistics and other solutions in line with customer requirements in Japan and overseas. The division jointly operates an international container terminal business in which it is a leader among trading houses.

The key focuses in new investments are risks and returns. The division concentrates resources in areas where preliminary assessments indicate it can demonstrate its strengths. The division also seeks capital gains and balance sheet renewal by divesting existing projects. It aims to maximize profits while constraining asset growth in a drive to build a dynamic business model.

BUSINESS HIGHLIGHTS

MANAGING CORPORATE ACQUISITION FUNDS

Marubeni established APM Co., Ltd., to oversee management buy-in and buy-out funds. The company launched its first fund in 1997 and its second in 2000. It is a pioneer in its field in Japan and has already recouped some of its investments.

EXPANDING LOGISTICS OPERATIONS

Thailand's Eastern Sea Laem Chabang Terminal Co., Ltd., is the leading terminal operator at Laem Chabang port, accounting for more than 20% of cargo passing through that facility every year. In calendar 2001, this Marubeni subsidiary handled 500,000 20-foot-equivalent containers.



BUILDING A SECURITIES PRESENCE

The subsidiary Financial Planners Link Securities, Co., Ltd., tailors its services to clients' life plans. The company optimizes asset management through consulting based on financial plan proposals, and provides execution and support for financial product purchases.



Finance & Logistics Business Division

- Finance & Logistics Administration Dept.
- Finance & Logistics Business Dept.
- Treasury & Trading Dept.
- Logistics Business Dept.

Business Incubation Department

Business Outline

Marubeni established the Business Incubation Department in April 2001 to operate beyond the traditional divisional framework and cultivate new businesses. The department is developing business models that will become part of Marubeni's core operations in three to five years. The department is focusing on biotechnology, nanotechnology and other new technologies, as well as new markets and expanding industries such as health care.

Strategies

1. *Gather and assess deal-flows through invested funds:*
   Uncover and invest in promising new business seeds by utilizing Japanese, U.S. and European biotechnology, nanotechnology and health-care funds. Deal-flows are selected by in-house criteria and through technical screening from contract consultants.
2. *Provide solutions:*
   Invest in and provide solutions for promising technologies and ventures to increase the value of the invested company. Examples of assistance include setting up the company, organizing management, promoting sales and entering overseas/Japanese markets.
3. *Earn returns:*
   Obtain patent usage and exclusive sales rights as returns for the above-mentioned assistance. Expect capital gains from initial public offerings and dividends and at the same time generate revenues and earnings from regular trading operations.

The department aims to commercialize not only the product but also the intellectual property and the accumulated expertise as a trading house. The department will utilize Marubeni's global network and maintain close ties with other divisions to carry out these plans.

Strategies and Business Model for Business Incubation


Venture
Growth
Profitable Company
SOLUTION
○ Investment
○ Management assistance
○ Overseas expansion, etc.
MARUBENI
RETURN
○ Earn intellectual property
○ Sole sales agency
○ Capital gain

○ Develop intellectual property business, in addition to the product itself.
○ Hands-on support:
  ◦ Raise the value of the invested company by assisting its management.
  ◦ Invest in early-stage ventures as well as mid- to late-stage businesses.

Achievements

In the year under review, the Business Incubation Department invested in nine projects, totaling about ¥2 billion. In all these cases, the growth potential and originality of partners' patents and know-how were thoroughly assessed.

Biotechnology

○ In this field, target areas are research and development of genome drugs, analyzing tools for genome drug diagnostics, applied technologies for immunity and regenerative medicine, and environmental-related technology.

○ The department has invested in several U.S. biotechnology-related venture funds and in Europe's Merlin Biosciences Fund. Through such investments, the department will be able to focus efficiently on promising ventures and create new business opportunities and alliances.

○ In Japan, the department has invested in two venture companies. One is Lymphotec Inc., which is carrying out research on immunotherapy by processing lymphocytes. The other is NanoCarrier Co., Ltd., which conducts clinical tests on drug delivery systems. The department is helping these companies to enter the U.S. market.

○ The department formed an alliance with Columbia University in the United States to provide funds to identify and validate novel neurodegenerative drugs, particularly for disorders such as Alzheimer's disease. Furthermore, the department is considering creating a new technology fund with the university.

COLUMBIA UNIVERSITY IN THE CITY OF NEW YORK



Nanotechnology

○ In nanotechnology, which offers countless applications, the department has identified specific areas that utilize Marubeni's capabilities as a trading house, and has begun to contact individual technologies and ventures.

○ In order to swiftly identify promising businesses in this field, the department invested in the Critical Technology Fund, which is Japan's first nanotechnology fund. Marubeni is the largest investor from the private sector. The department also invested in the fund's operating company. These moves strengthened the department's ties with the fund, which not only opened access to emerging technologies but also gained professional technological assessments for nanotechnology.

Health Care

○ The department will introduce advanced technologies from Europe and the U.S. in medical treatment, elderly care services and health improvement fields and form alliances with companies in different fields to develop new business models in these areas.

○ To enter the childcare market, the department acquired a 2.7% stake in Coty Co., Ltd., which manages nurseries mainly in Sapporo. The department will employ the network and facilities of the Marubeni Group to support Coty's aim to build a nationwide nursery network and establish a total childcare business model. In return, the department will obtain new share options.

New Technologies

○ The targets in this area are cutting-edge technologies that can transform current business sectors and industrial structure, particularly in the medical, telecommunications and environment fields.

○ The department acquired a 34% stake in the Japanese sales subsidiary of Given Imaging Ltd., a NASDAQ-traded manufacturer of revolutionary capsule endoscopes *(below)*. This product removes the mental and physical discomfort that can be caused by fiber endoscopes, and is able to provide complete visualization of the entire small intestine.



In April 2000, Marubeni established a Risk Management Division, reporting directly to the President, to manage risk on a Companywide basis and strengthen risk management functions. In addition to the new organizational structure, the Company adopted the following systems within its risk management methodology.

Credit Risk Reserves

Credit management is a core business function for a trading house. As such, Marubeni recognizes that credit risk cost arises where a transaction counterparty becomes unable to meet its contractual obligations, and has introduced a system of credit risk reserves with the aim of securing sufficient return on risk taken. The Company has formalized a system of appropriating reserves, on a quarterly basis, which are calculated using the end-of-quarter exposure and a risk rating given to each customer based on the bankruptcy rate. These reserves are reflected in the Company's consolidated financial statements from the fiscal year ended March 31, 2002.

Integrated Risk Management

Traditionally, aggregate risk has been quantified and managed on a country, industry, customer credit rating and account-type basis. Consequently, where the country, industry, customer credit rating and account type was the same, the level of risk was also assumed to be the same. However, because of a diversification effect, the level of risk is different for ¥1 billion exposure concentrated on one company and the same amount spread evenly among 100 companies.

In the past, the Company has suffered overexposure to certain countries and industrial sectors. To avoid such problems recurring in the future, a portfolio-based risk management system, known as integrated risk management, has been employed. Portfolio risk is measured on total Group assets and used to calculate the necessary level of risk capital. Companywide risk is then managed within this predetermined level of risk capital. Currently, the Company's asset portfolio is classified according to country, industry, credit rating and account type. Within the portfolio, diversification and correlation effects are factored in to determine the maximum potential loss each quarter. This is then used to assess portfolio structure, and the asset mix of the portfolio is reallocated if required, to maximize return on risk assets. By employing this system, Marubeni aims to improve Group earnings and maximize corporate value.

Marubeni is implementing and expanding a world-wide single certification system, based on ISO 14001 certification, for the whole Marubeni Group. This common worldwide environmental management system will enable all directors and employees of the Marubeni Group to share the same awareness and deal with environmental issues in a unified manner.

As of the end of March 2002, the certification has been expanded to include Marubeni's Tokyo and Osaka headquarters, three domestic branches, three domestic offices, five overseas corporate subsidiaries and 31 consolidated subsidiaries, including two Hong Kong-based subsidiaries.

Under the Marubeni Group Environmental Policy, each Company employee makes constant efforts to achieve environmental preservation and reduce environmental risk while undertaking daily business activities.

Such efforts by the Company have led to Marubeni's selection as an investment-grade stock by the Japan Research Institute Limited, which was commissioned by a leading European financial institution to create a Japanese equity eco-fund. Marubeni is also part of the Dow Jones Sustainability World Index. This benchmark comprises global corporations that have contributed significantly to economic, environmental and social progress.

Marubeni Group's Environmental Policy

Basic Principle

Marubeni Group, aware of its responsibility as a good corporate citizen, will do its utmost to preserve the environmental well-being of the earth, while striving for the harmony and prosperity of human society.

Basic Policy

Considering the global nature and diversified business activities of the Marubeni Group, basic policy in connection with global environmental preservation related to Marubeni Group's activities shall be established as follows:

1. While undertaking business activities, environmental impacts will always be considered and efforts to reduce environmental risks, protect the environment and prevent pollution will be made.
   (1) International environmental guidelines and environmental laws and regulations related to the country concerned and local self-governing body etc. will be observed.
   (2) At the time new investment and business is commenced and new equipment introduced, the reduction of environmental impacts will be considered.
   This will be especially true for resource development projects where the preservation of the natural ecosystem and regional environment will be given great consideration and care.
   (3) In daily office work, green procurement, energy savings, resource savings, reduction of waste and improvement of business efficiency will be carried out.
   (4) Efforts to create goods, services and social systems related to protection and/or improvement of the environment will be made.
2. In line with the spirit of this Environmental Policy, efforts toward and continuous improvement of the environmental management system of the Marubeni Group shall be made.
3. All directors and employees shall be notified of this Environmental Policy and this Environmental Policy will also be made available to the public.

December 20, 2001

Marubeni Corporation
President

Tohru Tsuji

Marubeni recognizes the importance of its role as a community member and its contribution to the communities in which it operates.

The Marubeni Foundation

The Marubeni Foundation was established by the Company in 1974, to promote social welfare activities. Authorized by Japan's former Ministry of Health and Welfare (now called the Ministry of Health, Labour and Welfare), the Foundation provides ¥100 million annually to social welfare facilities and related bodies throughout Japan.



Automobile donated by the Marubeni Foundation

In the 27 years since its establishment, the Foundation has made 1,426 contributions nationwide, or more than 50 annually, totaling ¥2.7 billion. The contributions are used for purchases of property, equipment and vehicles, as well as for renovations of facilities for the mentally and physically disabled, the elderly, children and volunteer organizations. The Fund also supports welfare-related surveys and research. It has received many inquiries in recent years from organizations tackling such social issues as the environment, school truancy, domestic violence and homelessness. All these areas are part of the Marubeni Foundation's broad scope.

The Foundation has maintained donation levels, despite declining returns on its investments due to low interest rates. To secure new revenue sources, it formed the ¥100 Club, which comprises approximately 4,000 volunteer donors, including board members and current and retired employees. The Foundation also seeks donations from Marubeni Group companies. Marubeni matches donations from the ¥100 Club and Group companies.

Although initially supported entirely by Marubeni, the Foundation now draws on the resources of the whole Group and its employees. The Foundation has earned an outstanding reputation as a corporate-affiliated philanthropic organization for the scale of its contributions and its consistency. In 2001, the Tokyo Metropolitan Government and the Okinawa Prefectural Government recognized the Foundation's achievements with letters of thanks.

Scholarship System and Other Activities

The Company established Marubeni Scholarship Funds in the Philippines in 1989, in Vietnam in 1994 and in Indonesia in 1999. Originally financed by Marubeni, the funds provide disbursements from investment gains. In the Philippines, scholarships are used for vocational training and in Indonesia for university education. In Vietnam, Marubeni scholarships are used to pay primary school fees and donate computers. In the fiscal year ended March 31, 2002, the Fund aided a total of 243 students in these three countries.

Marubeni also engages in grass-root community activities in Japan, such as semiannual cleanups with local residents in the area around our Tokyo headquarters, and the collection of clothing from employees to be sent to refugees overseas.

$500,000 Donated to American Red Cross Following Terrorist Attacks

In condolence for the terrorist attacks in the United States on September 11, 2001, and to aid with rescues and restoration, Marubeni and Marubeni America Corporation (MAC) donated $500,000 to the American Red Cross. This money is being used for relief for victims and their families.

In addition, MAC has provided temporary office space to companies that lost facilities in the attacks, has matched contributions to condolence money from employees, and has raised funds in response to appeals from the Japanese Chamber of Commerce and Industry, and the Nippon Club.

FINANCIAL SECTION

CONTENTS

SIX-YEAR SUMMARY

Marubeni Corporation
Years ended March 31, 2002, 2001, 2000, 1999, 1998 and 1997

	Millions of yen						Thousands of U.S. dollars
	2002	2001	2000	1999	1998	1997	**2002**
For the year:							
Trading transactions:							
Domestic	**¥3,232,883**	¥3,754,652	¥4,571,183	¥ 5,183,131	¥ 5,931,831	¥ 6,604,469	**$24,307,391**
Export	**1,209,677**	1,184,653	1,250,165	2,163,734	2,535,228	2,190,089	**9,095,316**
Import	**1,519,451**	1,760,793	1,425,294	1,452,026	1,710,749	1,727,032	**11,424,444**
Offshore	**3,010,234**	2,736,765	2,975,800	3,161,266	3,462,709	3,448,387	**22,633,338**
Total volume of trading transactions	**8,972,245**	9,436,863	10,222,442	11,960,157	13,640,517	13,969,977	**67,460,489**
Gross trading profit	**436,804**	479,754	453,496	522,356	534,485	496,550	**3,284,241**
Income (loss) before income taxes and equity in earnings (losses)	**(165,155)**	6,688	5,419	(149,904)	54,922	57,504	**(1,241,767)**
Net income (loss)	**(116,418)**	15,036	2,060	(117,729)	17,230	20,113	**(875,323)**
At year-end:							
Total assets	**4,805,669**	5,320,604	5,584,353	6,511,841	7,388,101	7,550,347	**36,132,850**
Total shareholders' equity	**263,895**	342,297	324,301	354,017	475,253	512,929	**1,984,173**
Interest-bearing debt	**3,184,884**	3,428,363	3,736,136	4,546,681	4,915,046	4,935,317	**23,946,496**
	Yen						U.S. dollars
Amounts per 100 shares:							
Basic earnings (loss)	**¥(7,792)**	¥1,006	¥138	¥(7,880)	¥1,153	¥1,346	**$(58.59)**
Diluted earnings (loss)	**(7,792)**	940	138	(7,880)	1,054	1,289	**(58.59)**
Cash dividends	**—**	—	—	300	600	600	**—**

Note: U.S. dollar amounts above and elsewhere in this report are converted from yen, for convenience only, at the prevailing exchange rate of ¥133 to US$1 as of March 29, 2002.

Operating Environment
In the fiscal year ended March 31, 2002, Japanese exports declined, particularly those related to IT, while the economy continued to deflate slightly. This constrained corporate earnings, while personal consumption was depressed due to worsening unemployment and stagnating income levels.

In the U.S., the economy slowed from spring 2001, while European economies were lackluster overall and other Asian economies generally lacked steam.

Total Volume of Trading Transactions
On a consolidated basis, Marubeni's total volume of trading transactions dropped ¥464.6 billion, or 4.9%, to ¥8,972.2 billion (US$67,460 million).

By Transaction Type
Domestic transactions were off ¥521.8 billion, or 13.9%, to ¥3,232.9 billion (US$24,307 million), due mainly to declines in Metals and Machinery. Exports rose ¥25.0 billion, or 2.1%, to ¥1,209.7 billion (US$9,095 million), on the strength of gains in Machinery. Imports dropped ¥241.3 billion, or 13.7%, to ¥1,519.5 billion (US$11,424 million), primarily because of declines in Energy and Metals. Offshore transactions increased ¥273.5 billion, or 10.0%, to ¥3,010.2 billion (US$22,633 million), as a result of improvements in Energy.

By Region
Total volume of trading transactions in Japan dipped ¥783.0 billion, or 8.8%, to ¥8,163.8 billion (US$61,382 million), reflecting reductions resulting from the transfer of the Iron & Steel business to Marubeni-Itochu Steel Inc. Transactions in North America advanced ¥252.1 billion, or 18.7%, to ¥1,599.9 billion (US$12,029 million), primarily due to an increase in Energy. European transactions rose ¥27.2 billion, or 8.0%, to ¥366.1 billion (US$2,753 million), mainly because of increases in automobiles. In Asia and Oceania, transactions plunged ¥101.9 billion, or 14.5%, to ¥600.5 billion (US$4,515 million), also chiefly owing to reduced transaction volume of overseas corporate subsidiaries. Transactions in other regions increased ¥32.4 billion, or 4.1%, to ¥820.4 billion (US$6,168 million).

Total Volume of Trading Transactions and Gross Trading Profit by Operating Segment
IT Business transactions rose ¥16.0 billion, or 3.6%, to ¥467.1 billion (US$3,512 million), reflecting growth in telecommunications systems for other Asian countries. Gross trading profit for the segment fell ¥8.1 billion, or 19.7%, to ¥33.2 billion (US$250 million). This was because of declines in overseas projects, a higher cost of sales owing to capital expenditures, and deteriorating market conditions in IT product-related businesses.

Utility & Infrastructure transactions were down ¥94.8 billion, or 22.3%, to ¥329.8 billion (US$2,479 million). This followed a decrease in power station projects in North America, which offset rises in Brunei and Vietnam and gains in power consolidation operations in the United Kingdom. Gross trading profit in this segment climbed ¥0.4 billion, or 4.3%, to ¥10.6 billion (US$79 million), on the back of power projects in Brunei, Vietnam and India, power consolidation operations in the United Kingdom and gains in domestic power operations.

Plant & Ship transactions advanced ¥89.3 billion, or 17.5%, to ¥600.7 billion (US$4,516 million), reflecting expanded transactions in energy and chemicals plants in Africa and Latin America, and ships. Gross trading profit fell ¥9.9 billion, or 49.2%, to ¥10.3 billion (US$77 million), however, mainly because reduced transactions in industrial plants for China and Southeast Asia outweighed gains in energy and chemicals plants in Africa.

Trading Transactions by Type
(Years ended March 31)


(Trillions of yen)
16
12
8
4
0
13.6
12.0
10.2
9.4
9.0
1998
1999
2000
2001
2002
Offshore
Import
Export
Domestic

Transportation & Industrial Machinery transactions slipped ¥62.3 billion, or 7.4%, to ¥774.2 billion (US$5,821 million), mainly because of lower construction machinery transactions. Gross trading profit was down ¥0.7 billion, or 1.3%, to ¥52.5 billion (US$394 million).

Energy transactions improved ¥285.8 billion, or 15.0%, to ¥2,196.9 billion (US$16,518 million), owing to increased oil trading overseas. Gross trading profit dropped ¥1.0 billion, or 3.1%, to ¥30.3 billion (US$228 million), however, because of the lower profitability of resources development businesses amid declining oil prices.

Metals & Mineral Resources transactions were down ¥47.7 billion, or 9.1%, to ¥476.1 billion (US$3,580 million), as a result of reduced transactions in iron ore and sluggish nonferrous metals markets. Gross trading profit was off ¥0.9 billion, or 6.0%, to ¥14.6 billion (US$110 million), stemming from poor market conditions and reduced transactions in electronics materials for IT applications.

The **Iron & Steel** segment no longer exists, as Marubeni transferred these operations to Marubeni-Itochu Steel Inc. as of October 1, 2001. As a consequence, segment results for the first half of the fiscal year ended March 31, 2002—i.e. transactions of ¥238.2 billion (US$1,791 million) and gross trading profit of ¥11.8 billion (US$89 million)—were included in corporate and elimination.

Chemicals transactions declined ¥62.7 billion, or 10.4%, to ¥538.9 billion (US$4,052 million), reflecting poor markets for such products as organic chemicals and electronic materials, particularly in Asia. Gross trading profit thus decreased ¥0.9 billion, or 3.0%, to ¥28.7 billion (US$216 million).

Forest Products & General Merchandise transactions were down ¥65.8 billion, or 8.3%, to ¥728.5 billion (US$5,477 million), owing to downturns in the markets for paper, logs and plywoods. Gross trading profit declined ¥3.2 billion, or 7.2%, to ¥40.8 billion (US$307 million), amid fluctuating pulp prices, reduced margins in paper transactions and decreased trading in logs and plywoods.

Agri-Marine Products transactions fell ¥8.0 billion, or 0.8%, to ¥1,044.8 billion (US$7,856 million), owing primarily to lower transactions in livestock. Poorer margins on livestock and grain products led to a ¥4.8 billion, or 7.3%, fall in gross trading profit, to ¥60.3 billion (US$453 million).

Textile transactions decreased ¥50.5 billion, or 10.3%, to ¥438.4 billion (US$3,296 million), owing to a slowdown in domestic trading and an overhaul of low-profitability operations. Gross trading profit was down ¥2.4 billion, or 8.0%, to ¥28.1 billion (US$212 million), as a result of lower margins on domestic and import trading.

Development & Construction transactions dropped ¥22.6 billion, or 10.9%, to ¥184.9 billion (US$1,390 million), because of falling sales in Japan. Enhanced margins boosted gross trading profit ¥3.1 billion, or 10.5%, to ¥32.2 billion (US$242 million).

Finance & Logistics Business transactions totaled ¥46.5 billion (US$349 million). Gross trading profit was ¥6.8 billion (US$51 million).

Transactions of **domestic branches and offices** dropped ¥137.8 billion, or 31.7%, to ¥297.4 billion (US$2,236 million), reflecting the transfer of Marubeni's Iron & Steel business to Marubeni-Itochu Steel Inc. Gross trading profit was off ¥4.8 billion, or 42.4%, to ¥6.6 billion (US$50 million).

Transactions of **overseas corporate subsidiaries and branches** fell ¥129.2 billion, or 10.5%, to ¥1,100.1 billion (US$8,271 million), as a result of the transfer of the Iron & Steel business and a downturn in machinery-related transactions. Gross trading profit, however, advanced ¥4.8 billion, or 6.8%, to ¥74.7 billion (US$562 million).

Gross Trading Profit
(Years ended March 31)



(Billions of yen)
540
405
270
135
0
534
522
453
480
437
1998
1999
2000
2001
2002

Net Income (Loss)
(Years ended March 31)



(Billions of yen)
21
14
7
0
-200
17.2
(117.7)
2.1
15.0
(116.4)
1998
1999
2000
2001
2002

Diluted Earnings per 100 Shares
(Years ended March 31)



(Yen)
1,200
800
400
0
-8,000
1,054
(7,880)
138
940
(7,792)
1998
1999
2000
2001
2002

Costs, Expenses and Earnings

As a result of the above factors, gross trading profit was down ¥43.0 billion, or 9.0%, to ¥436.8 billion (US$3,284 million).

Operating profit dropped ¥40.7 billion, or 98.1%, to ¥0.8 billion (US$6 million). Although selling, general and administrative expenses were lower as a result of a drive to cut costs, provision for doubtful accounts, which was reserved for future loss, increased.

Income before income taxes and equity in (losses) earnings of affiliated companies was down ¥171.8 billion, to a loss of ¥165.2 billion (US$1,242 million), owing to a decrease in operating profit and evaluation loss incurred on investment securities and fixed assets. Loss before equity in (losses) earnings of affiliated companies decreased ¥95.6 billion, to a loss of ¥97.5 billion (US$733 million).

Net income dropped ¥131.5 billion, to a net loss of ¥116.4 billion (US$875 million). This was due mainly to a decrease of ¥35.8 billion in equity in (losses) earnings of affiliated companies - net (after income tax effects) as a result of evaluation loss on fixed assets, in addition to the above-mentioned losses.

Financial Position

At the close of the fiscal year ended March 31, 2002, consolidated total assets were ¥4,805.7 billion (US$36,133 million), down ¥514.9 billion, or 9.7%. This was due to the transfer of the Iron & Steel business to Marubeni-Itochu Steel Inc., reviews of low-profitability transactions, and business reorganizations and asset sales, which reduced notes and accounts receivable, inventories, investment securities and other investments and long-term receivables. Consolidated interest-bearing debt declined ¥243.5 billion, or 7.1%, to ¥3,184.9 billion (US$23,947 million), reflecting efforts to cut total assets. Net interest-bearing debt after deducting cash and cash equivalents was down ¥376.9 billion, or 12.2%, to ¥2,712.9 billion (US$20,398 million). During the period under review, Marubeni adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (updated with SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities"), which boosted consolidated interest-bearing debt by ¥39.7 billion. After factoring out this impact, net interest-bearing debt fell ¥416.6 billion, or 13.5%, to ¥2,673.2 billion (US$20,099 million).

Total shareholders' equity dropped ¥78.4 billion, or 22.9%, to ¥263.9 billion (US$1,984 million), reflecting a net loss recorded during the period under review, which offset a rise in accumulated other comprehensive loss. Consequently, the net debt-to-equity ratio slipped 1.25 points, to 10.28 times.

Cash Flows

Net cash provided by operating activities increased ¥19.2 billion, or 10.7%, to ¥198.5 billion (US$1,492 million), due to efficient operations through reduction of receivables and inventories. Net cash provided by investing activities was ¥74.5 billion (US$560 million), due to proceeds from sales and redemptions of securities and other investments, and collection of loans receivable, down ¥113.5 billion, or 60.4%. Thus, free cash inflow for the period was ¥273.0 billion (US$2,052 million). Net cash used in financing activities was ¥150.1 billion (US$1,129 million), after the free cash inflow was applied to reduce interest-bearing debt and enhance liquidity. As a result, cash and cash equivalents at end of year were up ¥136.8 billion, or 41.5%, to ¥466.6 billion (US$3,509 million).

Total Assets

(At March 31)



(Trillions of yen)
8
6
4
2
0
7.4
6.5
5.6
5.3
4.8
1998
1999
2000
2001
2002

Interest-bearing Debt

(At March 31)



(Trillions of yen)
5.00
3.75
2.50
1.25
0.00
4.9
4.5
3.7
3.4
3.2
1998
1999
2000
2001
2002

Total Shareholders' Equity

(At March 31)



(Billions of yen)
500
375
250
125
0
475
354
324
342
264
1998
1999
2000
2001
2002

CONSOLIDATED BALANCE SHEETS

Marubeni Corporation
At March 31, 2002 and 2001

Assets	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars (Note 1) 2002
Current assets:			
Cash and cash equivalents *(Notes 2 and 15)*	¥ 466,642	¥ 329,811	$ 3,508,586
Time deposits *(Notes 7 and 15)*	5,336	8,713	40,120
Investment securities *(Notes 2, 3, 7 and 15)*:			
Marketable equity securities	751	383	5,647
Other	63,198	87,027	475,173
Notes and accounts receivable - trade *(Notes 5 and 7)*:			
Notes receivable	181,566	294,082	1,365,158
Accounts receivable	919,741	1,233,961	6,915,346
Due from affiliated companies	182,708	145,123	1,373,744
Allowance for doubtful accounts	(34,213)	(26,832)	(257,241)
Inventories *(Notes 2 and 7)*	439,278	481,227	3,302,842
Advance payments to suppliers	67,074	76,146	504,316
Deferred income taxes *(Note 10)*	33,207	27,886	249,677
Prepaid expenses and other current assets	162,271	115,309	1,220,083
Total current assets	2,487,559	2,772,836	18,703,451
Investments and long-term receivables:			
Affiliated companies *(Notes 2 and 4)*	283,944	289,575	2,134,917
Securities and other investments *(Notes 2, 3, 7 and 15)*:			
Marketable equity securities	164,484	204,414	1,236,722
Other	389,373	447,968	2,927,617
Notes, loans and accounts receivable - trade, net of unearned interest, less allowance for doubtful accounts of ¥115,341 million ($867,226 thousand) in 2002 and ¥102,894 million in 2001 *(Notes 2, 5, 7 and 15)*	332,254	512,036	2,498,150
Property leased to others, at cost, less accumulated depreciation of ¥93,402 million ($702,271 thousand) in 2002 and ¥104,203 million in 2001 *(Notes 2 and 7)*	249,781	302,161	1,878,053
Total investments and long-term receivables	1,419,836	1,756,154	10,675,459
Property and equipment, at cost *(Notes 2, 6 and 7)*:			
Land and land improvements	181,675	188,930	1,365,977
Buildings	306,152	321,377	2,301,895
Equipment	302,286	306,441	2,272,827
	790,113	816,748	5,940,699
Accumulated depreciation	(278,239)	(284,028)	(2,092,022)
Net property and equipment	511,874	532,720	3,848,677
Prepaid pension cost *(Note 9)*	93,829	84,507	705,481
Deferred income taxes *(Note 10)*	154,391	83,899	1,160,835
Other assets	138,180	90,488	1,038,947
Total assets	¥ 4,805,669	¥ 5,320,604	$ 36,132,850

See accompanying notes.

Liabilities and shareholders' equity	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars (Note 1) 2002
Current liabilities:			
Short-term loans *(Notes 7, 8 and 15)*	¥ **719,254**	¥ 835,663	$ **5,407,925**
Current portion of long-term debt *(Notes 7, 8 and 15)*	**528,048**	475,842	**3,970,286**
Notes and accounts payable - trade:			
Notes and acceptances payable *(Note 7)*	**222,066**	282,169	**1,669,669**
Accounts payable	**624,962**	796,750	**4,698,962**
Due to affiliated companies	**52,371**	48,845	**393,767**
Advance payments received from customers	**58,138**	46,824	**437,128**
Income taxes *(Note 10)*	**10,967**	9,459	**82,459**
Deferred income taxes *(Note 10)*	**1,490**	1,720	**11,203**
Accrued expenses and other current liabilities	**223,912**	227,939	**1,683,548**
Total current liabilities	**2,441,208**	2,725,211	**18,354,947**
Long-term debt, less current portion *(Notes 7, 8 and 15)*	**2,048,454**	2,193,789	**15,401,910**
Employees' retirement benefits *(Notes 2 and 9)*	**12,893**	13,960	**96,940**
Deferred income taxes *(Note 10)*	**6,345**	14,766	**47,707**
Minority interests in consolidated subsidiaries	**32,874**	30,581	**247,173**
Commitments and contingent liabilities *(Note 17)*			
Shareholders' equity *(Note 11)***:**			
Common stock:			
Authorized shares - 3,000,000,000			
Issued and outstanding shares - 1,494,021,081 in 2002 and 2001	**194,039**	194,039	**1,458,940**
Additional paid-in capital	**216,993**	216,993	**1,631,526**
(Accumulated deficit) retained earnings	**(94,754)**	21,664	**(712,436)**
Accumulated other comprehensive loss *(Notes 3, 9, 10 and 12)*	**(52,375)**	(90,398)	**(393,797)**
Cost of common stock in treasury - 88,388 shares in 2002 and 3,766 shares in 2001	**(8)**	(1)	**(60)**
Total shareholders' equity	**263,895**	342,297	**1,984,173**
Total liabilities and shareholders' equity	¥ **4,805,669**	¥ 5,320,604	**$ 36,132,850**

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

Marubeni Corporation
Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2002	2001	2000	2002
Total volume of trading transactions *(Notes 2, 4 and 13)*	¥ 8,972,245	¥ 9,436,863	¥ 10,222,442	$ 67,460,489
Gross trading profit	¥ 436,804	¥ 479,754	¥ 453,496	$ 3,284,241
Expenses:				
Selling, general and administrative expenses	392,092	400,356	411,511	2,948,060
Provision for doubtful accounts *(Note 5)*	43,936	37,916	25,655	330,346
Total	436,028	438,272	437,166	3,278,406
Operating profit	776	41,482	16,330	5,835
Other income (expenses):				
Interest expense, net of interest income: 2002, ¥45,773 million ($344,158 thousand); 2001, ¥75,262 million; 2000, ¥88,174 million	(29,492)	(29,532)	(32,584)	(221,744)
Dividends	7,477	7,692	5,221	56,218
(Loss) gain on investment securities *(Note 3)*	(83,814)	2,318	49,326	(630,181)
(Loss) gain on property and equipment *(Note 6)*	(43,636)	3,738	(4,782)	(328,090)
Other - net *(Notes 2 and 14)*	(16,466)	(19,010)	(28,092)	(123,805)
Total	(165,931)	(34,794)	(10,911)	(1,247,602)
(Loss) income before income taxes and equity in (losses) earnings of affiliated companies	(165,155)	6,688	5,419	(1,241,767)
Provision (benefit) for income taxes *(Note 10)*:				
Current	19,704	21,784	39,949	148,150
Deferred	(87,378)	(13,258)	(32,932)	(656,977)
	(67,674)	8,526	7,017	(508,827)
Loss before equity in (losses) earnings of affiliated companies	(97,481)	(1,838)	(1,598)	(732,940)
Equity in (losses) earnings of affiliated companies - net (after income tax effects) *(Notes 4 and 10)*	(18,937)	16,874	3,658	(142,383)
Net (loss) income	¥ (116,418)	¥ 15,036	¥ 2,060	$ (875,323)

	Yen			U.S. dollars
Basic (loss) earnings per 100 shares *(Note 2)*	¥ (7,792)	¥ 1,006	¥ 138	$ (58.59)
Diluted (loss) earnings per 100 shares *(Note 2)*	¥ (7,792)	¥ 940	¥ 138	$ (58.59)

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Marubeni Corporation
Years ended March 31, 2002, 2001 and 2000

	Millions of yen						*Thousands of U.S. dollars (Note 1)*	
	2002		2001		2000		2002	
Common stock:								
Balance at beginning of year	**¥ 194,039**		¥ 194,039		¥ 194,039		**$ 1,458,940**	
Balance at end of year	**¥ 194,039**		¥ 194,039		¥ 194,039		**$ 1,458,940**	
Additional paid-in capital:								
Balance at beginning of year	**¥ 216,993**		¥ 216,993		¥ 216,993		**$ 1,631,526**	
Balance at end of year	**¥ 216,993**		¥ 216,993		¥ 216,993		**$ 1,631,526**	
(Accumulated deficit) retained earnings:								
Balance at beginning of year	**¥ 21,664**		¥ 6,628		¥ 9,050		**$ 162,887**	
Net (loss) income	**(116,418)**	**¥ (116,418)**	15,036	¥ 15,036	2,060	¥ 2,060	**(875,323)**	**$ (875,323)**
Cash dividends	**–**		–		(4,482)		**–**	
Balance at end of year	**¥ (94,754)**		¥ 21,664		¥ 6,628		**$ (712,436)**	
Accumulated other comprehensive loss *(Note 12)*:								
Balance at beginning of year	**¥ (90,398)**		¥ (93,357)		¥ (66,065)		**$ (679,684)**	
Effect of change in accounting standard *(Note 2)*		**1,426**		–		–		**10,722**
Unrealized gains (losses) on investment securities, net of reclassification *(Note 3)*		**14,628**		(37,568)		7,772		**109,985**
Currency translation adjustments, net of reclassification ...		**24,137**		10,362		(34,347)		**181,481**
Unrealized losses on derivatives ..		**(2,141)**		–		–		**(16,098)**
Minimum pension liability adjustment *(Note 9)*		**(27)**		30,165		(717)		**(203)**
Other comprehensive income (loss), net of tax	**38,023**	**38,023**	2,959	2,959	(27,292)	(27,292)	**285,887**	**285,887**
Comprehensive (loss) income ...		**¥ (78,395)**		¥ 17,995		¥ (25,232)		**$ (589,436)**
Balance at end of year	**¥ (52,375)**		¥ (90,398)		¥ (93,357)		**$ (393,797)**	
Cost of common stock in treasury:								
Balance at beginning of year	**¥ (1)**		¥ (2)		¥ –		**$ (8)**	
Treasury stock sold (repurchased)	**(7)**		1		(2)		**(52)**	
Balance at end of year	**¥ (8)**		¥ (1)		¥ (2)		**$ (60)**	

Disclosure of reclassification amount for the year ended:	*Millions of yen*			*Thousands of U.S. dollars (Note 1)*
	2002	2001	2000	2002
Unrealized (losses) gains on investment securities arising during the period	**¥ (23,755)**	¥ (43,951)	¥ 34,839	**$ (178,609)**
Less: reclassification adjustment for losses (gains) included in net (loss) income	**38,383**	6,383	(27,067)	**288,594**
Net unrealized gains (losses)	**¥ 14,628**	¥ (37,568)	¥ 7,772	**$ 109,985**
Currency translation adjustments arising during period - gains (losses)	**¥ 22,298**	¥ 13,688	¥ (34,820)	**$ 167,654**
Less: reclassification adjustment for losses (gains) included in net (loss) income	**1,839**	(3,326)	473	**13,827**
Net currency translation adjustments	**¥ 24,137**	¥ 10,362	¥ (34,347)	**$ 181,481**
Effect of change in accounting standard	**¥ 1,426**	¥ –	¥ –	**$ 10,722**
Unrealized losses on derivatives arising during the period	**(3,411)**	–	–	**(25,647)**
Less: reclassification adjustment for losses included in net (loss) income	**1,270**	–	–	**9,549**
Net unrealized losses on derivatives	**¥ (715)**	¥ –	¥ –	**$ (5,376)**

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Marubeni Corporation
Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2002	2001	2000	2002
Operating activities				
Net (loss) income	¥ (116,418)	¥ 15,036	¥ 2,060	$ (875,323)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:				
Depreciation and amortization	71,052	69,914	59,807	534,226
Provision for doubtful accounts	43,936	37,916	25,655	330,346
Equity in losses (earnings) of affiliated companies, less dividends received	31,647	(6,740)	1,665	237,947
Loss (gain) on investment securities	83,814	(2,318)	(49,326)	630,180
Loss (gain) on property and equipment	43,636	(3,738)	4,782	328,090
Valuation losses on real estate inventories	–	–	21,447	–
Deferred income taxes	(87,378)	(13,258)	(32,932)	(656,977)
Changes in operating assets and liabilities:				
Notes and accounts receivable	291,263	64,461	174,861	2,189,947
Inventories	35,970	20,495	45,359	270,451
Advance payments to suppliers and prepaid expenses and other current assets	(58,369)	5,678	132	(438,865)
Prepaid pension cost	(9,322)	(84,507)	–	(70,090)
Notes, acceptances and accounts payable	(148,059)	55,801	(58,418)	(1,113,226)
Advance payments received from customers and accrued and other current liabilities	13,066	23,354	(42,304)	98,241
Income taxes	(162)	(15,923)	19,086	(1,218)
Other	3,780	13,134	12,827	28,421
Net cash provided by operating activities	198,456	179,305	184,701	1,492,150
Investing activities				
Proceeds from sales and redemptions of securities and other investments	224,832	283,634	383,829	1,690,466
Purchases of securities and other investments	(158,546)	(133,590)	(201,968)	(1,192,075)
Proceeds from sales of property and equipment and property leased to others	19,432	65,830	47,132	146,105
Purchases of property and equipment and property leased to others	(76,783)	(95,430)	(71,410)	(577,316)
Collection of loans receivable	114,806	148,999	231,471	863,203
Loans made to customers	(58,879)	(56,724)	(124,384)	(442,699)
Other	9,642	(24,726)	(7,664)	72,496
Net cash provided by investing activities	74,504	187,993	257,006	560,180
Financing activities				
Net decrease in short-term loans	(29,498)	(150,052)	(531,110)	(221,789)
Proceeds from long-term debt	509,708	374,323	743,908	3,832,391
Payments of long-term debt	(632,830)	(680,791)	(803,192)	(4,758,120)
Cash dividends paid	–	–	(4,482)	–
(Purchase) sale of treasury stock	(5)	1	(2)	(38)
Other	2,521	394	–	18,955
Net cash used in financing activities	(150,104)	(456,125)	(594,878)	(1,128,601)
Effect of exchange rate changes on cash and cash equivalents	13,975	13,330	(20,887)	105,075
Net increase (decrease) in cash and cash equivalents	136,831	(75,497)	(174,058)	1,028,804
Cash and cash equivalents at beginning of year	329,811	405,308	579,366	2,479,782
Cash and cash equivalents at end of year	¥ 466,642	¥ 329,811	¥ 405,308	$ 3,508,586
Supplemental cash flow information:				
Cash paid during the year for:				
Interest	¥ 82,460	¥ 108,358	¥ 124,521	$ 620,000
Income taxes	19,866	37,707	20,863	149,368
Non-cash investing activities:				
Exchange of assets:				
Fair value of assets received	48,660	23,039	–	365,865
Carrying value of assets surrendered	47,148	28,005	–	354,496
Contribution to joint venture *(Note 4)*:				
Carrying value of stocks received	25,495	–	–	191,692
Carrying value of assets contributed	201,990	–	–	1,518,722
Carrying value of liabilities contributed	176,495	–	–	1,327,030

See accompanying notes.

1. Basis of Financial Statements

Marubeni Corporation (the "Company"), a Japanese corporation, maintains its books and records and prepares its financial statements in Japanese yen. The accompanying consolidated financial statements differ from the non-consolidated financial statements issued for domestic purposes in Japan. In addition to consolidation, they reflect certain adjustments not recorded on the Company's books, which in the opinion of management are appropriate to present the Company's financial position, results of operations, and cash flows in accordance with accounting principles generally accepted in the United States of America. The principal adjustments are: (1) recognition of installment sales on the accrual basis, (2) foreign currency translation, (3) recognition of the value ascribed to warrants, (4) accounting for pension costs, (5) accounting for certain investments in debt and marketable equity securities, (6) deferred gain on sales of property for tax purposes, (7) accounting for impairment of long-lived assets, and (8) accounting for derivative instruments and hedging activities.

Certain reclassifications have been made in the 2001 and 2000 financial statements to conform to the presentation for 2002.

The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2002 is included solely for the convenience of readers outside of Japan and has been made at ¥133 to $1, the exchange rate prevailing on March 29, 2002. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at this or any other rate.

2. Significant Accounting Policies

Consolidation The consolidated financial statements of the Company include the accounts of domestic and foreign subsidiaries (together, the "Companies"). Significant intercompany transactions and accounts have been eliminated. When a subsidiary sells stock to unrelated third parties, the Company's shareholdings in the subsidiary decreases while the price per share increases or decreases, depending on the price of the new stock issued. The Companies recognize such a change in the price per share as a gain or loss at the time of the sale of stock.

Use of estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although the actual results could differ from those estimates, management does not believe that any differences would materially affect the consolidated financial statements of the Company.

Cash equivalents The Company considers deposits in banks and securities purchased under resale agreements with an original maturity of three months or less to be cash equivalents.

Investment securities Management determines the appropriate classification of investment securities as either trading, held-to-maturity or available-for-sale securities at the date of purchase in accordance with Statement of Financial Accounting Standards No. 115, *"Accounting for Certain Investments in Debt and Equity Securities."*

Trading securities Trading securities are held for resale in anticipation of short-term market movements. Trading securities, consisting primarily of marketable equity securities, are stated at fair value. Gains and losses are included in (loss) gain on investment securities.

Held-to-maturity securities Debt securities are classified as held-to-maturity when the Companies have the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Interest on securities classified as held-to-maturity is included in interest income. Declines in fair value judged to be other than temporary on held-to-maturity securities are included in (loss) gain on investment securities.

Available-for-sale securities Marketable equity securities not classified as trading and debt securities not classified as trading or held-to-maturity are classified as available-for-sale securities and are carried at fair value, with the unrealized gains and losses, net of taxes, reported in accumulated other comprehensive loss in shareholders' equity. The amortized cost of debt securities in this category is adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses and declines in fair value judged to be other than temporary on available-for-sale securities are included in (loss) gain on investment securities. The average cost of securities sold is used in the determination of realized gains or losses. Interest and dividends on investment securities classified as available-for-sale are included in interest income and dividend income, respectively.

Inventories Inventories, which primarily consist of commodities, merchandise and real estate held for sale, are stated at the lower of cost (primarily specific or moving average cost) or market (generally replacement cost). Inventories included real estate for sale of ¥131,836 million ($991,248 thousand) and ¥144,790 million at March 31, 2002 and 2001, respectively.

Investments The Companies' investments in affiliated companies are stated at cost, adjusted for equity in their undistributed earnings or accumulated losses since acquisition. Other investments are stated at cost, adjusted for any declines in value judged to be other than temporary.

Loans The Company applies the provisions of Statement of Financial Accounting Standards No. 114, *"Accounting by Creditors for Impairment of a Loan"* (SFAS 114), which was amended by Statement of Financial Accounting Standards No. 118, *"Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure"* (SFAS 118), for impaired loans. The allowance for credit losses related to the loans that are identified for evaluation is based on discounted cash flows using the loans' initial effective interest rate or the fair value of the collateral for certain collateral dependent loans.

Cash received on impaired loans is either applied against the principal of such loans or reported as interest income, based on management's judgment with regard to the collectibility of the principal.

Leases The Company leases vessels, buildings and equipment to customers and other third parties. Finance leases are included in current and non-current accounts receivable in the consolidated balance sheet. Operating leases are presented separately as property leased to others in the consolidated balance sheet.

Depreciation Depreciation of property and equipment (including property leased to others) is determined by the declining-balance or the straight-line method at rates based on the estimated useful lives of the respective assets, which are from 2 to 50 years.

Long-lived assets Long-lived assets held and used are written down to the fair value of the assets if the sum of the expected future cash flows is less than the carrying amount of the assets. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill Goodwill is included in other assets, and is amortized by the straight-line method over 5 to 40 years.

Trading transactions and revenue recognition The trading transactions undertaken by the Companies take many forms and consist of those in which the Companies act as principal and those in which the Companies act as agent. In agency transactions, payment for goods is made directly by the purchaser to the supplier. The total volume of trading transactions includes the sales value of all transactions in which the Companies participate, regardless of the form of such transactions. Gross trading profit principally consists of gross profit on sales transactions and commissions on agency transactions. Shipping and handling costs are included in the gross trading profit.

In acting as principal, the Companies recognize gross trading profit when the delivery conditions are met. These conditions are considered to have been met when the goods are received by the customers or titles to securities such as bills of lading are transferred to the customers. In acting as agent, the Companies recognize gross trading profit when contracted services are fully rendered to the customers.

Other income (expenses) Other-net in other income (expenses) includes losses incurred in liquidating subsidiaries and affiliated companies of ¥16,669 million ($125,331 thousand), ¥9,233 million and ¥7,841 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Derivative instruments and hedging activities Effective April 1, 2001, the Company adopted Statement No. 133 of Financial Accounting Standards Board (FASB), *"Accounting for Derivative Instruments and Hedging Activities"* (SFAS 133), as amended. SFAS 133 requires the Company to recognize all derivative instruments on the consolidated balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a hedge will be immediately recognized in earnings. For derivative and non-derivative financial instruments designated as hedging the foreign currency exposure of a net investment in foreign subsidiaries and affiliates, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent the hedges are effective. The adoption of SFAS 133 did not have a significant effect on the earnings of the Company as of April 1, 2001. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from assessment of hedge effectiveness are included in other income (expenses) - net. The Companies expect to reclassify ¥247 million ($1,857 thousand) of net losses on derivative instruments from accumulated other comprehensive income to earnings during the 12 months ending March 31, 2003, due to actual export and import transactions or receipts and payments of interest. The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions excluding those forecasted transactions related to the payments of variable interest on existing financial instruments is 13 months.

Earnings/loss per 100 shares of common stock The computation of basic earnings or loss per 100 shares of common stock is based on the weighted average number of shares of common stock outstanding during the year. The computation of diluted earnings or loss per share is based on the weighted average number of shares of common stock outstanding plus any potentially dilutive securities. For additional disclosures regarding convertible debentures, refer to Note 7.

The following table sets forth the computation of basic and diluted earnings/loss per 100 shares:

	Millions of yen			*Thousands of U.S. dollars*
	2002	**2001**	**2000**	**2002**
Numerator:				
Net (loss) income (numerator for basic (loss) earnings per 100 shares)	¥ **(116,418)**	¥ 15,036	¥ 2,060	**$ (875,323)**
Effect of dilutive securities:				
Convertible debentures	**–**	407	–	**–**
Numerator for diluted (loss) earnings per 100 shares	¥ **(116,418)**	¥ 15,443	¥ 2,060	**$ (875,323)**
Denominator:				
Denominator for basic (loss) earnings per 100 shares - weighted average shares	**1,493,990,899**	1,494,018,855	1,494,018,962	
Effect of dilutive securities:				
Convertible debentures	**–**	148,869,326	–	
Denominator for diluted (loss) earnings per 100 shares - adjusted weighted average shares and assumed conversions	**1,493,990,899**	1,642,888,181	1,494,018,962	
	Yen			*U.S. dollars*
Basic (loss) earnings per 100 shares	¥ **(7,792)**	¥ 1,006	¥ 138	**$ (58.59)**
Diluted (loss) earnings per 100 shares	¥ **(7,792)**	¥ 940	¥ 138	**$ (58.59)**

The convertible debentures issued in 1986 and redeemed in 2001 with a rate of 2.1%, issued in 1988 and redeemed in 2000 with a rate of 2.0% and issued in 1996 with a rate of 0.85% were dilutive for the year ended March 31, 2001, and antidilutive for the years ended March 31, 2002 and 2000.

Recently issued accounting standards In June 2001, FASB issued Statement No. 141, *"Business Combinations"* (SFAS 141), and Statement No. 142, *"Goodwill and Other Intangible Assets"* (SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after

June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets are reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The Company will test goodwill for impairment using the two-step process prescribed in SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company will adopt SFAS 142 effective April 1, 2002, however, the adoption of SFAS 142 is not expected to have a material effect on the Company's statement of operations or financial positions.

In August 2001, FASB issued Statement No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" (SFAS 144). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,*" and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "*Reporting the Results of Operations for a Disposal of a Segment of Business.*" SFAS 144 is effective for years beginning after December 15, 2001, with earlier application encouraged. The Company will adopt SFAS 144 effective April 1, 2002, however, the adoption of SFAS 144 is not expected to have a material effect on the Company's statement of operations or financial positions.

3. Marketable Equity Securities and Debt Securities

The following is a summary of available-for-sale securities and held-to-maturity securities at March 31, 2002 and 2001:

	Available-for-sale securities							
	Millions of yen							
	2002				2001			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Corporate bonds	¥ 6,865	¥ 463	¥ (251)	¥ 7,077	¥ 70,512	¥ 1,243	¥ (528)	¥ 71,227
Other debt securities	–	–	–	–	147	–	–	147
Total	¥ 6,865	¥ 463	¥ (251)	¥ 7,077	¥ 70,659	¥ 1,243	¥ (528)	¥ 71,374
Non-current:								
Corporate bonds	¥ 11,818	¥ 486	¥ (477)	¥ 11,827	¥ 75,121	¥ 1,408	¥ (20,989)	¥ 55,540
Other debt securities	39	–	(1)	38	1,254	238	–	1,492
Total debt securities	11,857	486	(478)	11,865	76,375	1,646	(20,989)	57,032
Marketable equity securities	161,362	30,406	(27,284)	164,484	204,462	43,925	(43,973)	204,414
Total	¥ 173,219	¥ 30,892	¥ (27,762)	¥ 176,349	¥ 280,837	¥ 45,571	¥ (64,962)	¥ 261,446

	Thousands of U.S. dollars			
Current:				
Corporate bonds	$ 51,617	$ 3,481	$ (1,887)	$ 53,211
Non-current:				
Corporate bonds	$ 88,857	$ 3,654	$ (3,586)	$ 88,925
Other debt securities	293	–	(8)	285
Total debt securities	89,150	3,654	(3,594)	89,210
Marketable equity securities	1,213,248	228,617	(205,143)	1,236,722
Total	$ 1,302,398	$ 232,271	$ (208,737)	$ 1,325,932

	Held-to-maturity securities							
	Millions of yen							
	2002				2001			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Corporate bonds	¥ 56,121	¥ 1	¥ (2)	¥ 56,120	¥ 15,647	¥ 213	¥ –	¥ 15,860
Other debt securities	–	–	–	–	6	–	–	6
Total	¥ 56,121	¥ 1	¥ (2)	¥ 56,120	¥ 15,653	¥ 213	¥ –	¥ 15,866
Non-current:								
Corporate bonds	¥ 58,484	¥ 22	¥ (5,878)	¥ 52,628	¥ 132,035	¥ 581	¥ (2,563)	¥ 130,053
Other debt securities	–	–	–	–	369	–	–	369
Total	¥ 58,484	¥ 22	¥ (5,878)	¥ 52,628	¥ 132,404	¥ 581	¥ (2,563)	¥ 130,422

	Thousands of U.S. dollars			
Current:				
Corporate bonds	$ 421,962	$ 8	$ (15)	$ 421,955
Non-current:				
Corporate bonds	$ 439,729	$ 165	$ (44,195)	$ 395,699

In addition to the securities listed above, the Company held trading securities of ¥751 million ($5,647 thousand) and ¥383 million, which are equal to their fair value, as of March 31, 2002 and 2001, respectively. The net unrealized holding loss and gain on trading securities included in earnings for the years ended March 31, 2002, 2001 and 2000 amounted to ¥75 million ($564 thousand) of a loss, ¥40 million of a loss and ¥1,804 million of a gain, respectively.

The proceeds from sales of available-for-sale securities amounted to ¥31,370 million ($235,865 thousand), ¥88,515 million and ¥170,931 million for the years ended March 31, 2002, 2001 and 2000, respectively. Gross realized gains on sales of available-for-sale securities totaled ¥13,274 million ($99,805 thousand), ¥26,559 million and ¥54,531 million, and gross realized losses totaled ¥2,892 million ($21,744 thousand), ¥1,349 million and ¥8,927 million for the years ended March 31, 2002, 2001 and 2000, respectively.

At March 31, 2002, the Company wrote down certain investment securities whose decline in value was considered to be other than temporary to their fair value. These write-downs amounted to ¥77,820 million ($585,113 thousand).

The amortized cost and estimated fair value of debt and marketable equity securities at March 31, 2002 are summarized by contractual maturity below. Expected maturities may differ from contractual maturities because the issuers of certain securities have the right to prepay obligations without prepayment penalties.

	Available-for-sale securities			
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
	Millions of yen		*Thousands of U.S. dollars*	
Due in one year or less	¥ 3,044	¥ 2,967	$ 22,887	$ 22,308
Due after one year through five years	10,054	10,096	75,594	75,910
Due after five years	5,624	5,879	42,286	44,203
Total debt securities	18,722	18,942	140,767	142,421
Marketable equity securities	161,362	164,484	1,213,248	1,236,722
Total	¥ 180,084	¥ 183,426	$ 1,354,015	$ 1,379,143

	Held-to-maturity securities			
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
	Millions of yen		*Thousands of U.S. dollars*	
Due in one year or less	¥ 56,121	¥ 56,120	$ 421,962	$ 421,955
Due after one year through five years	42,827	38,648	322,008	290,586
Due after five years	15,657	13,980	117,723	105,113
Total	¥ 114,605	¥ 108,748	$ 861,693	$ 817,654

4. Affiliated Companies

Investments in and amounts due from affiliated companies at March 31, 2002 and 2001 consisted of the following:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	2002
Capital investments	¥ 220,829	¥ 202,144	$ 1,660,368
Long-term receivables	63,115	87,431	474,549
	¥ 283,944	¥ 289,575	$ 2,134,917

The financial information of affiliated companies at March 31, 2002 and 2001 and for the years ended March 31, 2002, 2001 and 2000, is summarized as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	2002
Total assets	¥ 4,268,927	¥ 3,037,328	$ 32,097,195
Total liabilities	3,686,526	2,700,365	27,718,240
Net assets	¥ 582,401	¥ 336,963	$ 4,378,955

	Millions of yen			*Thousands of U.S. dollars*
	2002	2001	2000	2002
Net sales	¥ 4,552,961	¥ 3,084,618	¥ 2,188,986	$ 34,232,789
Net income	2,425	43,169	9,112	18,233

The Company's sales to and purchases from affiliated companies for the years ended March 31, 2002, 2001 and 2000 were as follows:

	Millions of yen			*Thousands of U.S. dollars*
	2002	2001	2000	2002
Sales	¥ 421,275	¥ 445,241	¥ 388,030	$ 3,167,481
Purchases	555,948	608,587	624,282	4,180,060

The unamortized balances of the difference between the cost of the investments in affiliated companies and the Company's equity in the net assets at the dates of acquisition amounted to ¥12,446 million of an excess at March 31, 2001. The difference was not significant at March 31, 2002.

Certain investments in the common stock of affiliated companies are marketable equity securities, which have carrying values of ¥26,151 million ($196,624 thousand) and ¥11,874 million at March 31, 2002 and 2001, respectively, with corresponding aggregate quoted market values of ¥21,583 million ($162,278 thousand) and ¥21,583 million.

The Company and Itochu Corporation integrated their iron and steel product operations into a new company, Marubeni-Itochu Steel Inc. as of October 1, 2001. The Company's 50% interest in this venture was recorded at the net book value of the assets and liabilities transferred amounting to ¥25,495 ($191,692 thousand).

5. Allowance for Doubtful Accounts

The changes in the allowance for doubtful accounts are summarized as follows:

	Millions of yen			*Thousands of U.S. dollars*
	2002	2001	2000	2002
Balance at beginning of year	¥ **129,726**	¥ 142,012	¥ 129,462	$ **975,383**
Provision	**43,936**	37,916	25,655	**330,346**
Charge-offs	**(19,538)**	(51,304)	(10,844)	**(146,903)**
Other	**(4,570)**	1,102	(2,261)	**(34,361)**
Balance at end of year	¥ **149,554**	¥ 129,726	¥ 142,012	$ **1,124,465**

At March 31, 2002 and 2001, the recorded investments in loans that are considered to be impaired under SFAS 114 were ¥307,602 million ($2,312,797 thousand) and ¥240,123 million, respectively, and the allowance for credit losses related to those loans were ¥130,990 million ($984,887 thousand) and ¥108,240 million, respectively. The recorded investment in the impaired loans, net of the valuation allowance, is either secured by collateral or believed to be collectible. The average recorded investments in impaired loans were ¥269,583 million ($2,026,940 thousand), ¥214,609 million and ¥148,432 million for the years ended March 31, 2002, 2001 and 2000, respectively. The Companies generally recognize interest income on impaired loans on a cash basis, which was not significant for the years ended March 31, 2002, 2001 and 2000.

6. Long-Lived Assets

Due to decreases in expected future cash flows below their carrying amounts, the Company and certain of its subsidiaries recognized impairment losses primarily on their commercial and residential real estate leased to others in the total amount of ¥41,835 million ($314,549 thousand), which is included in (loss) gain on property and equipment on the consolidated statement of operations, for the year ended March 31, 2002. The segment affected by the impairment losses is primarily development and construction.

7. Pledged Assets

The following table summarizes assets pledged as collateral for the Company's obligations at March 31, 2002 and 2001:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	2002
Time deposits	¥ **1,419**	¥ 1,124	$ **10,669**
Investment securities, securities and other investments	**164,106**	102,046	**1,233,880**
Notes, loans and accounts receivable - trade (current and non-current)	**37,080**	53,859	**278,797**
Inventories	**28,184**	30,798	**211,910**
Property leased to others, net of accumulated depreciation	**19,794**	22,034	**148,827**
Property and equipment, net of accumulated depreciation	**177,209**	60,062	**1,332,398**
Other assets	**8,682**	–	**65,278**
	¥ **436,474**	¥ 269,923	$ **3,281,759**

The obligations secured by such collateral were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	2002
Short-term loans	¥ **26,641**	¥ 26,922	$ **200,308**
Long-term debt	**116,114**	82,919	**873,038**
Financial guarantees	**24,794**	–	**186,421**
Guarantees of contracts, etc.	**8,174**	23,667	**61,459**
	¥ **175,723**	¥ 133,508	$ **1,321,226**

In addition, acceptances payable at March 31, 2002 and 2001 were secured by trust receipts on inventories, the standard terms of which provide that the proceeds from the sales of any such collateral be delivered to the respective bank to be applied against outstanding acceptances. However, the Company has, in general, followed the practice of paying acceptances on their maturity dates. Given the substantial volume of the Company's transactions, it would not be practicable to determine the total amount of inventories and/or proceeds from the sales of such inventories covered by outstanding trust receipts.

As is customary in Japan, security, if requested by a lending bank, must be given and the bank has the right to offset cash deposited with it against any debt or obligations that become due and, in the case of default or certain other specified events, against all debt payable to the bank. To date, no such request has been made to the Company and no such rights have been exercised.

8. Short-Term Loans and Long-Term Debt

Short-term loans at March 31, 2002 and 2001 consisted of:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	2002
Short-term loans from banks and others	¥ 719,254	¥ 789,567	$ 5,407,925
Commercial paper	–	46,096	–
	¥ 719,254	¥ 835,663	$ 5,407,925

The weighted average interest rates on short-term loans outstanding at March 31, 2002 and 2001 were 0.60% and 0.67%, respectively.

Long-term debt at March 31, 2002 and 2001 consisted of:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	2002
4.0% reverse dual currency notes due 2005	¥ 16,491	¥ 18,800	$ 123,992
2.8% notes due 2002	37,500	38,100	281,955
2.5% notes due 2001	–	18,500	–
3.0% notes due 2002	10,000	10,000	75,188
1.4% notes due 2001	–	5,000	–
1.7% notes due 2001	–	5,000	–
1.7% notes due 2001	–	6,000	–
1.85% notes due 2001	–	7,000	–
2.0% notes due 2002	30,000	30,000	225,564
2.0% notes due 2003	14,500	15,000	109,023
2.0% notes due 2003	39,541	45,000	297,301
2.12% notes due 2004	4,900	5,000	36,842
1.6% notes due 2002	32,137	34,900	241,632
2.0% notes due 2003	10,594	12,500	79,654
2.0% notes due 2003	18,878	22,000	141,940
2.5% notes due 2004	9,700	10,000	72,932
2.3% notes due 2004	7,900	8,000	59,398
1.5% notes due 2002	14,100	15,000	106,015
2.0% notes due 2003	28,200	30,000	212,030
2.0% notes due 2003	23,119	25,000	173,827
2.0% notes due 2003	4,600	5,000	34,586
2.37% notes due 2004	4,700	7,000	35,338
2.13% notes due 2005	8,000	8,000	60,150
1.52% notes due 2004	11,300	12,000	84,962
1.75% notes due 2008 with prepayment options	5,000	5,000	37,594
1.2% notes due 2004	8,700	10,000	65,414
1.48% notes due 2006	4,200	–	31,579
1.15% notes due 2005	37,047	–	278,549
1.27% notes due 2006	10,000	–	75,188
1.13% notes due 2006	28,100	–	211,278
0.81% notes due 2004	28,100	–	211,278
LIBOR + 0.73% notes due 2007	18,484	–	138,977
2.1% convertible debentures due 2001	–	588	–
0.85% convertible debentures due 2006	68,890	78,765	517,970
Medium-term notes due from 2001 to 2007 principally at rates from 0.1% to 8.1% or at floating rates	153,098	210,004	1,151,113
Loans from government-owned banks and government agencies:			
Secured, due serially through 2016 principally at rates from 1.1% to 6.7%	77,909	38,998	585,782
Unsecured, due serially through 2016 principally at rates from 0.3% to 4.8%	86,998	177,675	654,120
Loans principally from banks and insurance companies:			
Secured, due serially through 2009 principally at rates from 1.5% to 8.0%	38,205	43,921	287,256
Unsecured, due serially through 2017 principally at rates from 0.2% to 8.4%	1,556,992	1,618,942	11,706,707
Other	128,619	92,938	967,062
	2,576,502	2,669,631	19,372,196
Less current portion	528,048	475,842	3,970,286
	¥ 2,048,454	¥ 2,193,789	$15,401,910

To hedge against exposure related to the payment of interest and the repayment of the principal of certain short-term loans and long-term debt denominated in foreign currencies, the Company and certain of its subsidiaries enter into foreign exchange contracts.

To hedge against exposure to changes in interest rates and foreign currency exchange rates, the Company and certain of its subsidiaries enter into several interest rate swap agreements, including interest rate and currency swap agreements. The interest rate swap agreements primarily change the fixed interest rates on the principal of certain short-term loans and long-term debt into floating interest rates. The floating interest rates are, in general, based upon the six-month or three-month LIBOR (London Interbank Offered Rate). The interest rate swap agreements are to remain in effect through the maturity dates of the short-term loans and long-term debt.

The indentures covering the 0.85% convertible debentures due 2006 issued in November 1996 provide that (1) the holders may convert the debentures into shares of common stock at the conversion price of ¥539 ($4.05), and (2) the debentures are redeemable at the option of the Company at prices ranging from 100% to 103% of the principal amounts after March 31, 2002.

Long-term debt subsequent to March 31, 2002 matures as follows:

Year ending March 31	*Millions of yen*	*Thousands of U.S. dollars*
2003	¥ 528,048	$ 3,970,286
2004	524,854	3,946,271
2005	355,198	2,670,662
2006	388,887	2,923,962
2007	209,755	1,577,105
Thereafter	569,760	4,283,910

Certain agreements provide that earlier repayment may be required if, in the judgment of the lenders, the Company has achieved higher than expected earnings or received sufficient proceeds from the issuance of common stock or debentures to repay its loans. To date, none of the lenders has made such a request.

Certain of the long-term debt agreements stipulate, among other things, that the Company, upon request, submit for the lenders' approval the proposed appropriations of income, including dividends, before such appropriations can be submitted to the shareholders. The Company has never received such a request.

9. Employees' Retirement Benefits

The Company and certain of its subsidiaries have unfunded lump-sum retirement plans which, in general, cover all employees other than directors. In addition, the Company and certain of its subsidiaries have contributory and non-contributory funded pension plans with independent trustees covering eligible employees. Under the terms of the lump-sum retirement plans, eligible employees are entitled under most circumstances, upon mandatory retirement or earlier voluntary severance, to indemnities based on their compensation as of the date of severance and years of service.

Effective April 1, 1991, the Company amended its contributory funded pension plan to combine the plan with the pension benefits normally provided under the Welfare Pension Insurance Law of Japan. The combined welfare pension plan, in general, covers all employees and provides for pension payments for life commencing at age 60 or lump-sum payments upon severance.

At retirement, the Company's employees are entitled to benefits from both the lump-sum retirement plan and the combined welfare pension plan. A larger portion of the total benefits is paid from the combined welfare pension plan than from the lump-sum retirement plan.

The Company contributes to the combined welfare plan amounts which are determined by independent actuaries. The plan assets primarily consist of Japanese government bonds, corporate bonds and marketable equity securities.

During the years ended March 31, 2002 and 2001, the Company contributed ¥5,000 million ($37,594 thousand) and ¥95,000 million of cash, respectively, to a trust which was established to provide pension benefits and is legally segregated from the Company. This contribution was made to improve the funding of the benefit plans.

The reconciliation of beginning and ending balances of the projected benefit obligation and plan assets, and the funded status of the Company's and certain subsidiaries' plans are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Change in projected benefit obligation			
Projected benefit obligation at beginning of year	¥ 248,238	¥ 242,538	$ 1,866,451
Service cost	10,165	10,375	76,429
Interest cost	7,380	7,197	55,489
Actuarial losses	2,066	2,165	15,534
Foreign currency exchange rate changes	1,599	1,075	12,023
Benefits paid	(17,511)	(13,427)	(131,662)
Plan amendment	281	(1,685)	2,112
Projected benefit obligation at end of year	252,218	248,238	1,896,376
Change in plan assets			
Fair value of plan assets at beginning of year	227,623	136,533	1,711,451
Actual return on plan assets	(8,077)	(11,523)	(60,729)
Foreign currency exchange rate changes	1,567	1,122	11,782
Employees' contributions	787	899	5,917
Employer's contribution	15,887	108,262	119,451
Benefits paid	(8,897)	(7,670)	(66,894)
Fair value of plan assets at end of year	228,890	227,623	1,720,978
Funded status	(23,328)	(20,615)	(175,398)
Unrecognized net transition obligation being recognized over 15 years	1,243	1,865	9,346
Unrecognized prior service cost	5,123	5,430	38,519
Unrecognized net loss	101,135	86,841	760,413
Net amount recognized	¥ 84,173	¥ 73,521	$ 632,880
Amounts recognized in the consolidated balance sheet consist of:			
Prepaid benefit cost - current	¥ 859	¥ 574	$ 6,459
Prepaid benefit cost - noncurrent	93,829	84,507	705,481
Accrued benefit liability	(12,893)	(13,960)	(96,940)
Intangible assets	1,999	2,067	15,030
Accumulated other comprehensive income, gross of tax	379	333	2,850
Net amount recognized	¥ 84,173	¥ 73,521	$ 632,880

The components of net pension expense of the Company's and certain subsidiaries' plans for the years ended March 31, 2002, 2001 and 2000 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Service cost - benefits earned during the year	¥ 10,165	¥ 10,375	¥ 11,835	$ 76,429
Interest cost on projected benefit obligation	7,380	7,197	7,193	55,489
Expected return on plan assets	(7,579)	(4,882)	(4,430)	(56,985)
Net amortization and deferrals	5,227	5,434	4,816	39,301
Employees' contributions	(787)	(899)	(952)	(5,918)
Net pension expense	¥ 14,406	¥ 17,225	¥ 18,462	$ 108,316

The aggregate projected benefit obligation and aggregate fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Aggregate projected benefit obligation	¥ 251,830	¥ 239,457	$ 1,893,459
Aggregate fair value of plan assets	228,375	218,078	1,717,105

The aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Aggregate accumulated benefit obligation	¥ 30,635	¥ 25,189	$ 230,338
Aggregate fair value of plan assets	17,742	11,229	133,398

The discount rates and weighted average rates of increases in future salary levels used in determining the actuarial present value of the projected benefit obligation and the expected long-term rates of return on plan assets for the years ended March 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Discount rates	3.0%	3.0%	3.0%
Weighted average rates of increases in future salary levels	3.3%	3.4%	3.2%
Expected long-term rates of return on plan assets	3.0%	3.5%	3.5%

10. Income Taxes

The significant components of deferred tax assets and deferred tax liabilities at March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Deferred tax assets:			
Allowance for doubtful accounts	¥ 101,365	¥ 38,506	$ 762,143
Inventories	6,924	7,786	52,060
Investment securities	37,748	6,588	283,820
Employees' retirement benefits	6,432	7,464	48,361
Unrealized profit	14,999	18,722	112,774
Investments in affiliated companies	32,332	19,086	243,098
Foreign currency	–	78	–
Net operating loss carryforwards	29,149	29,367	219,165
Other	17,266	13,750	129,820
Total deferred tax assets	246,215	141,347	1,851,241
Valuation allowance	(45,371)	(22,845)	(341,136)
Net deferred tax assets	200,844	118,502	1,510,105
Deferred tax liabilities:			
Property and equipment	11,440	14,155	86,015
Undistributed earnings	2,797	2,073	21,030
Other	6,844	6,975	51,458
Total deferred tax liabilities	21,081	23,203	158,503
Net deferred tax assets	¥ 179,763	¥ 95,299	$ 1,351,602

The net changes in the valuation allowance for deferred tax assets were ¥22,526 million ($169,368 thousand) of increase and ¥6,979 million of decrease for the years ended March 31, 2002 and 2001, respectively.

At March 31, 2002, certain of the Company's subsidiaries have net operating loss carryforwards of ¥86,778 million ($652,466 thousand), of which ¥64,548 million ($485,323 thousand) will expire through 2021, and ¥22,230 million ($167,143 thousand) has no expiration date.

Realization is dependent on the Company generating sufficient taxable income or the Company executing certain available tax strategies. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

Taxes on income applicable to the Company would normally result in a statutory tax rate of approximately 42%. A reconciliation of the statutory income tax rate to the effective income tax rates expressed as a percentage of (loss) income before income taxes and equity in (losses) earnings of affiliated companies is as follows:

	2002	2001	2000
Statutory income tax rate	**(42.0)%**	42.0%	42.0%
Tax effect of subsidiaries' operations	**11.7**	88.0	145.6
Tax effect of permanent differences	**0.2**	3.4	(42.6)
Difference in tax rates of foreign subsidiaries	**(0.8)**	(31.5)	(28.2)
Tax effect on undistributed earnings of subsidiaries and other	**(12.8)**	18.6	19.4
Other	**2.7**	7.0	(6.7)
Effective income tax rates	**(41.0)%**	127.5%	129.5%

Total income taxes recognized for the years ended March 31, 2002, 2001 and 2000 are applicable to the following:

	Millions of yen			*Thousands of U.S. dollars*
	2002	2001	2000	2002
(Loss) income before income taxes and equity in (losses) earnings of affiliated companies	¥ **(67,674)**	¥ 8,526	¥ 7,017	$ **(508,827)**
Equity in (losses) earnings of affiliated companies	**(8,404)**	(1,064)	(298)	**(63,188)**
Other comprehensive income	**10,693**	1,570	299	**80,398**
Total income taxes	¥ **(65,385)**	¥ 9,032	¥ 7,018	$ **(491,617)**

No provision has been made for Japanese income taxes on the undistributed earnings of the Company's domestic subsidiaries earned prior to March 31, 1993 or on the undistributed earnings of the Company's foreign subsidiaries which amounted to ¥86,646 million ($651,474 thousand) and ¥81,040 million at March 31, 2002 and 2001, respectively. The Company considers such earnings to be permanently invested. Determination of the amount of the related unrecognized deferred income tax liability is not practicable.

11. Shareholders' Equity

On October 1, 2001, an amendment (the "Amendment") to the Japanese Commercial Code (the "JCC") became effective. The Amendment eliminates the stated par value of the Company's outstanding shares which results in all outstanding shares having no par value as of October 1, 2001. Before the Amendment, the Company's shares had a par value of ¥50 per share.

The Amendment requires that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the Company be appropriated as a legal reserve to the extent that the total amount of additional paid-in capital and the legal reserve equals 25% of the common stock while the JCC before the Amendment required to do so to the extent that the legal reserve equals 25% of the common stock. The Amendment also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceed 25% of the common stock, the amount of the excess, if any, is available for appropriations by the resolution of the shareholders prescribed by the JCC.

The amounts of additional paid-in capital and legal reserve of the Company were ¥186,707 million ($1,403,812 thousand) and ¥18,843 million ($141,677 thousand) at March 31, 2002, respectively.

At the conversion price, 127,810,761 shares of common stock were reserved at March 31, 2002 for conversion of the 0.85% convertible debentures issued in 1996.

The amount of retained earnings available for dividends under the Commercial Code is based on the amount recorded on the Company's books maintained in accordance with Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements but not recorded on the books, as explained in Note 1, have no effect on the determination of retained earnings available for dividends under the Commercial Code.

12. Other Comprehensive Income (Loss)

The amount of income tax expense or benefit allocated to each component of other comprehensive income (loss) for the years ended March 31, 2002, 2001 and 2000 was as follows:

	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2002			
Unrealized losses on investment securities arising during period	¥ (40,891)	¥ 17,136	¥ (23,755)
Less: reclassification adjustments for losses included in net loss	66,100	(27,717)	38,383
Net unrealized gains	25,209	(10,581)	14,628
Currency translation adjustments arising during period	22,766	(468)	22,298
Less: reclassification adjustments for losses included in net loss	2,826	(987)	1,839
Net currency translation adjustments	25,592	(1,455)	24,137
Effect of change in accounting standard	2,477	(1,051)	1,426
Unrealized losses on derivatives arising during the period	(6,711)	3,300	(3,411)
Less: reclassification adjustment for losses included in net loss	2,195	(925)	1,270
Net unrealized losses on derivatives	(2,039)	1,324	(715)
Minimum pension liability adjustment	(46)	19	(27)
Other comprehensive income	¥ 48,716	¥ (10,693)	¥ 38,023

	Thousands of U.S. dollars		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2002			
Unrealized losses on investment securities arising during period	$ (307,451)	$ 128,842	$ (178,609)
Less: reclassification adjustments for losses included in net loss	496,992	(208,398)	288,594
Net unrealized gains	189,541	(79,556)	109,985
Currency translation adjustments arising during period	171,173	(3,519)	167,654
Less: reclassification adjustments for losses included in net loss	21,248	(7,421)	13,827
Net currency translation adjustments	192,421	(10,940)	181,481
Effect of change in accounting standard	18,624	(7,902)	10,722
Unrealized losses on derivatives arising during the period	(50,459)	24,812	(25,647)
Less: reclassification adjustment for losses included in net loss	16,504	(6,955)	9,549
Net unrealized losses on derivatives	(15,331)	9,955	(5,376)
Minimum pension liability adjustment	(346)	143	(203)
Other comprehensive income	$ 366,285	$ (80,398)	$ 285,887

	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2001			
Unrealized losses on investment securities arising during period	¥ (74,870)	¥ 30,919	¥ (43,951)
Less: reclassification adjustments for losses included in net income	11,121	(4,738)	6,383
Net unrealized losses	(63,749)	26,181	(37,568)
Currency translation adjustments arising during period	13,958	(270)	13,688
Less: reclassification adjustments for gains included in net income	(3,259)	(67)	(3,326)
Net currency translation adjustments	10,699	(337)	10,362
Minimum pension liability adjustment	57,579	(27,414)	30,165
Other comprehensive income	¥ 4,529	¥ (1,570)	¥ 2,959

	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2000			
Unrealized gains on investment securities arising during period	¥ 57,935	¥ (23,096)	¥ 34,839
Less: reclassification adjustments for gains included in net income	(45,604)	18,537	(27,067)
Net unrealized gains	12,331	(4,559)	7,772
Currency translation adjustments arising during period	(38,827)	4,007	(34,820)
Less: reclassification adjustments for losses included in net income	740	(267)	473
Net currency translation adjustments	(38,087)	3,740	(34,347)
Minimum pension liability adjustment	(1,237)	520	(717)
Other comprehensive loss	¥ (26,993)	¥ (299)	¥ (27,292)

The accumulated balance of each component of accumulated other comprehensive loss at March 31, 2002, 2001 and 2000 was as follows:

	Millions of yen				
	Unrealized gains (losses) on investment securities	Currency translation adjustments	Unrealized losses on derivatives	Minimum pension liability adjustment	Accumulated other comprehensive losses
Balance at March 31, 1999	¥ 15,554	¥ (51,978)	¥ –	¥ (29,641)	¥ (66,065)
Change in the period	7,772	(34,347)	–	(717)	(27,292)
Balance at March 31, 2000	23,326	(86,325)	–	(30,358)	(93,357)
Change in the period	(37,568)	10,362	–	30,165	2,959
Balance at March 31, 2001	**(14,242)**	**(75,963)**	**–**	**(193)**	**(90,398)**
Change in the period	**14,628**	**24,137**	**(715)**	**(27)**	**38,023**
Balance at March 31, 2002	**¥ 386**	**¥ (51,826)**	**¥ (715)**	**¥ (220)**	**¥ (52,375)**

	Thousands of U.S. dollars				
	Unrealized gains (losses) on investment securities	Currency translation adjustments	Unrealized losses on derivatives	Minimum pension liability adjustment	Accumulated other comprehensive losses
Balance at March 31, 2001	**$ (107,083)**	**$ (571,150)**	**$ –**	**$ (1,451)**	**$ (679,684)**
Change in the period	**109,985**	**181,481**	**(5,376)**	**(203)**	**285,887**
Balance at March 31, 2002	**$ 2,902**	**$ (389,669)**	**$ (5,376)**	**$ (1,654)**	**$ (393,797)**

13. Segment Information

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Domestic branches and offices, and overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units. Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. The Company has twelve segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches. Effective for the year ended March 31, 2002, the Finance and Logistics Business segment was added, and the iron and steel segment was excluded since its business was transferred to Marubeni-Itochu Steel Inc. on October 1, 2001. These segments are outlined as follows:

IT Business: This group is engaged in information technology-related businesses such as: IP network infrastructures; overseas communication plants; cellular phones; wholesale and retail sales of hardware and software for personal computers; medical healthcare; BS/CS broadcasting; ASP/ISP, etc., both domestically and internationally.

Utility and Infrastructure: This group develops and promotes the privatization of electricity, water and solid waste businesses both domestically and internationally. In addition, the group promotes construction, installation and supply businesses related to railroads, airports, harbors, bridges and others.

Plant and Ship: This group constructs and supplies a wide variety of industrial plants and participates in investments in these businesses both domestically and internationally. In addition, it supplies cargo ships and tankers, and owns and operates a fleet.

Transportation and Industrial Machinery: This group imports and exports vehicles, construction equipment, agro-industrial equipment, environmental and industrial equipment, airplanes, defense-related equipment and aerospace-related equipment both domestically and internationally, and markets them in Japan.

Energy: This group focuses on products related to energy such as oil, gas, nuclear energy and coal. It also enters into various businesses which benefit from the development of resources through retail such as gas stations.

Metals and Mineral Resources: This group produces, processes and sells nonferrous light metals both domestically and internationally, in addition to processing and selling raw materials for production of steel and light metals internationally.

Chemicals: This group handles a wide variety of goods ranging from basic chemicals to leading-edge finished products for the information technologies and bio technologies industries for sale in Japan and internationally. In particular, this group focuses on further bolstering efficient operations in electric materials, retail, resource development and environmental areas.

Forest Products and General Merchandise: This group operates in Japan and internationally, selling rubber products, footwear and housing materials, operating leisure facilities, manufacturing and selling raw materials for paper production, paper and wallpaper, and taking part in afforestation projects.

Agri-Marine Products: This group produces and sells all sorts of foods such as agricultural and marine products, processed food and beverages, raw materials and fodder and manure in addition to distributing these products on a worldwide basis.

Textile: As an organization handling various textile-related goods from raw materials through finished products, the group purchases and produces raw materials for apparel and designs and sells apparel and living products in addition to rendering distribution services on a worldwide basis.

Development and Construction: This group develops condominiums, houses and apartments, and develops and rents sports facilities and commercial buildings in Japan while operating internationally as a general area developer.

Finance and Logistics Business: This group is involved in investment finance, non-bank business and insurance business in the finance area while it invests in infrastructures for logistics and operates a forwarding business and a third party logistic business, improving efficiency in logistics operations in the supply chain management in the distribution area.

Domestic branches and offices: Domestic branches and offices are located throughout Japan, including Hokkaido, Tohoku, Chubu, Chugoku-Shikoku, Kyushu, and handle various merchandise and carry out related activities.

Overseas corporate subsidiaries and branches: Overseas corporate subsidiaries and branches are located throughout the world, primarily in North America and Europe, and handle various merchandise and perform related activities.

The Companies' operating segment information for the years ended March 31, 2002, 2001 and 2000, were as follows:

	Millions of yen							
Year ended March 31, 2002	IT Business	Utility and Infrastructure	Plant and Ship	Transportation and Industrial Machinery	Energy	Metals and Mineral Resources	Chemicals	Forest Products and General Merchandise
Total volume of trading transactions:								
Outside customers	¥ 462,716	¥ 329,565	¥ 593,155	¥ 756,297	¥ 2,195,849	¥ 430,132	¥ 518,620	¥ 695,337
Inter-segment	4,427	185	7,539	17,906	1,099	45,965	20,239	33,147
Total	¥ 467,143	¥ 329,750	¥ 600,694	¥ 774,203	¥ 2,196,948	¥ 476,097	¥ 538,859	¥ 728,484
Gross trading profit	¥ 33,205	¥ 10,564	¥ 10,251	¥ 52,466	¥ 30,285	¥ 14,589	¥ 28,694	¥ 40,833
Segment net income (loss)	¥ (35,647)	¥ 1,960	¥ (30,202)	¥ (6,250)	¥ 5,465	¥ (1,369)	¥ 2,111	¥ 3,060
Segment assets	¥ 263,365	¥ 212,807	¥ 402,287	¥ 329,131	¥ 351,483	¥ 177,754	¥ 165,692	¥ 331,755
Depreciation and amortization	¥ 3,808	¥ 3,968	¥ 1,796	¥ 3,756	¥ 7,133	¥ 2,196	¥ 2,600	¥ 2,737
Expenditures for segment assets	¥ 11,635	¥ 4,710	¥ 8,524	¥ 1,674	¥ 3,255	¥ 188	¥ 1,880	¥ 4,687

	Millions of yen							
	Agri-Marine Products	Textile	Development and Construction	Finance and Logistics Business	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	¥ 1,030,882	¥ 434,724	¥ 184,018	¥ 39,435	¥ 276,451	¥ 792,738	¥ 232,326	¥ 8,972,245
Inter-segment	13,912	3,664	909	7,025	20,912	307,319	(484,248)	–
Total	¥ 1,044,794	¥ 438,388	¥ 184,927	¥ 46,460	¥ 297,363	¥ 1,100,057	¥ (251,922)	¥ 8,972,245
Gross trading profit	¥ 60,276	¥ 28,134	¥ 32,183	¥ 6,774	¥ 6,585	¥ 74,704	¥ 7,261	¥ 436,804
Segment net income (loss)	¥ (6,475)	¥ 1,352	¥ (23,362)	¥ 447	¥ (1,399)	¥ (11,363)	¥ (14,746)	¥ (116,418)
Segment assets	¥ 346,456	¥ 150,503	¥ 398,484	¥ 340,354	¥ 92,549	¥ 563,108	¥ 679,941	¥ 4,805,669
Depreciation and amortization	¥ 4,671	¥ 830	¥ 3,526	¥ 16,161	¥ 148	¥ 9,782	¥ 7,940	¥ 71,052
Expenditures for segment assets	¥ 8,076	¥ 652	¥ 13,260	¥ 12,547	¥ 243	¥ 14,701	¥ (9,249)	¥ 76,783

	Thousands of U.S. dollars							
Year ended March 31, 2002	IT Business	Utility and Infrastructure	Plant and Ship	Transportation and Industrial Machinery	Energy	Metals and Mineral Resources	Chemicals	Forest Products and General Merchandise
Total volume of trading transactions:								
Outside customers	$ 3,479,068	$ 2,477,932	$ 4,459,812	$ 5,686,444	$ 16,510,143	$ 3,234,075	$ 3,899,398	$ 5,228,098
Inter-segment	33,286	1,391	56,684	134,632	8,263	345,602	152,173	249,226
Total	$ 3,512,354	$ 2,479,323	$ 4,516,496	$ 5,821,076	$ 16,518,406	$ 3,579,677	$ 4,051,571	$ 5,477,324
Gross trading profit	$ 249,662	$ 79,429	$ 77,075	$ 394,481	$ 227,707	$ 109,692	$ 215,744	$ 307,015
Segment net income (loss)	$ (268,023)	$ 14,737	$ (227,083)	$ (46,992)	$ 41,090	$ (10,293)	$ 15,872	$ 23,008
Segment assets	$ 1,980,188	$ 1,600,053	$ 3,024,714	$ 2,474,669	$ 2,642,729	$ 1,336,496	$ 1,245,805	$ 2,494,398
Depreciation and amortization	$ 28,632	$ 29,835	$ 13,504	$ 28,241	$ 53,632	$ 16,511	$ 19,549	$ 20,579
Expenditures for segment assets	$ 87,481	$ 35,414	$ 64,090	$ 12,586	$ 24,474	$ 1,414	$ 14,135	$ 35,241

	Thousands of U.S. dollars							
	Agri-Marine Products	Textile	Development and Construction	Finance and Logistics Business	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	$ 7,750,992	$ 3,268,602	$ 1,383,594	$ 296,504	$ 2,078,579	$ 5,960,436	$ 1,746,812	$ 67,460,489
Inter-segment	104,602	27,549	6,835	52,820	157,233	2,310,669	(3,640,965)	–
Total	$ 7,855,594	$ 3,296,151	$ 1,390,429	$ 349,324	$ 2,235,812	$ 8,271,105	$ (1,894,153)	$ 67,460,489
Gross trading profit	$ 453,203	$ 211,534	$ 241,977	$ 50,932	$ 49,511	$ 561,684	$ 54,595	$ 3,284,241
Segment net income (loss)	$ (48,684)	$ 10,165	$ (175,654)	$ 3,361	$ (10,519)	$ (85,436)	$ (110,872)	$ (875,323)
Segment assets	$ 2,604,932	$ 1,131,602	$ 2,996,120	$ 2,559,053	$ 695,857	$ 4,233,895	$ 5,112,339	$ 36,132,850
Depreciation and amortization	$ 35,120	$ 6,241	$ 26,511	$ 121,511	$ 1,113	$ 73,549	$ 59,698	$ 534,226
Expenditures for segment assets	$ 60,722	$ 4,902	$ 99,699	$ 94,338	$ 1,827	$ 110,534	$ (69,541)	$ 577,316

Millions of yen

Year ended March 31, 2001	IT Business	Utility and Infrastructure	Plant and Ship	Transportation and Industrial Machinery	Energy	Metals and Mineral Resources	Iron and Steel	Chemicals
Total volume of trading transactions:								
Outside customers	¥ 444,564	¥ 424,372	¥ 505,369	¥ 814,057	¥ 1,909,479	¥ 470,489	¥ 483,958	¥ 574,741
Inter-segment	6,536	194	6,027	22,442	1,670	53,352	46,016	26,790
Total	¥ 451,100	¥ 424,566	¥ 511,396	¥ 836,499	¥ 1,911,149	¥ 523,841	¥ 529,974	¥ 601,531
Gross trading profit	¥ 41,328	¥ 10,126	¥ 20,188	¥ 53,179	¥ 31,258	¥ 15,517	¥ 25,524	¥ 29,571
Segment net income (loss)	¥ (3,526)	¥ (3,524)	¥ (14,002)	¥ (10,489)	¥ 8,383	¥ 2,738	¥ (2,366)	¥ 3,803
Segment assets	¥ 303,382	¥ 198,623	¥ 573,658	¥ 447,078	¥ 318,981	¥ 207,470	¥ 251,544	¥ 180,367
Depreciation and amortization	¥ 2,810	¥ 3,554	¥ 3,690	¥ 21,155	¥ 4,342	¥ 2,458	¥ 962	¥ 4,087
Expenditures for segment assets	¥ 17,632	¥ 1,884	¥ 1,358	¥ 23,035	¥ 16,976	¥ 252	¥ 592	¥ 2,231

Millions of yen

	Forest Products and General Merchandise	Agri-Marine Products	Textile	Development and Construction	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	¥ 759,723	¥ 1,029,812	¥ 483,641	¥ 206,892	¥ 408,320	¥ 893,807	¥ 27,639	¥ 9,436,863
Inter-segment	34,604	22,951	5,255	620	26,869	335,478	(588,804)	–
Total	¥ 794,327	¥ 1,052,763	¥ 488,896	¥ 207,512	¥ 435,189	¥ 1,229,285	¥ (561,165)	¥ 9,436,863
Gross trading profit	¥ 43,987	¥ 65,040	¥ 30,570	¥ 29,123	¥ 11,426	¥ 69,936	¥ 2,981	¥ 479,754
Segment net income (loss)	¥ 8,014	¥ 8,679	¥ (3,462)	¥ (5,381)	¥ 1,126	¥ (1,363)	¥ 26,406	¥ 15,036
Segment assets	¥ 381,894	¥ 350,086	¥ 184,097	¥ 426,304	¥ 170,607	¥ 559,145	¥ 767,368	¥ 5,320,604
Depreciation and amortization	¥ 3,695	¥ 4,220	¥ 568	¥ 3,016	¥ 281	¥ 8,562	¥ 6,514	¥ 69,914
Expenditures for segment assets	¥ 2,681	¥ 4,140	¥ 323	¥ 3,592	¥ 77	¥ 21,681	¥ (1,024)	¥ 95,430

Millions of yen

Year ended March 31, 2000	IT Business	Utility and Infrastructure	Plant and Ship	Transportation and Industrial Machinery	Energy	Metals and Mineral Resources	Iron and Steel	Chemicals
Total volume of trading transactions:								
Outside customers	¥ 386,635	¥ 454,947	¥ 683,127	¥ 1,111,570	¥ 1,455,955	¥ 449,066	¥ 513,697	¥ 537,940
Inter-segment	6,567	1,038	14,326	28,270	12,763	57,506	51,005	20,519
Total	¥ 393,202	¥ 455,985	¥ 697,453	¥ 1,139,840	¥ 1,468,718	¥ 506,572	¥ 564,702	¥ 558,459
Gross trading profit	¥ 37,314	¥ 5,953	¥ 19,571	¥ 58,274	¥ 26,638	¥ 14,268	¥ 27,107	¥ 29,659
Segment net income (loss)	¥ 1,294	¥ (6,582)	¥ 1,982	¥ (4,622)	¥ 1,801	¥ 968	¥ 1,034	¥ 6,004
Segment assets	¥ 253,267	¥ 208,564	¥ 590,000	¥ 558,715	¥ 262,336	¥ 208,555	¥ 259,025	¥ 170,080
Depreciation and amortization	¥ 762	¥ 144	¥ 3,818	¥ 20,252	¥ 3,158	¥ 1,000	¥ 1,544	¥ 824
Expenditures for segment assets	¥ 3,819	¥ 985	¥ 4,384	¥ 21,496	¥ 3,235	¥ 113	¥ 887	¥ 280

Millions of yen

	Forest Products and General Merchandise	Agri-Marine Products	Textile	Development and Construction	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	¥ 800,296	¥ 1,059,016	¥ 665,193	¥ 244,192	¥ 512,136	¥ 1,311,476	¥ 37,196	¥ 10,222,442
Inter-segment	31,470	14,753	7,178	977	27,654	525,877	(799,903)	–
Total	¥ 831,766	¥ 1,073,769	¥ 672,371	¥ 245,169	¥ 539,790	¥ 1,837,353	¥ (762,707)	¥ 10,222,442
Gross trading profit	¥ 45,142	¥ 66,421	¥ 30,615	¥ 11,141	¥ 9,093	¥ 68,936	¥ 3,364	¥ 453,496
Segment net income (loss)	¥ 15,441	¥ 7,643	¥ (2,429)	¥ (14,928)	¥ 83	¥ (1,386)	¥ (4,243)	¥ 2,060
Segment assets	¥ 358,983	¥ 338,981	¥ 198,394	¥ 465,881	¥ 163,837	¥ 583,518	¥ 964,217	¥ 5,584,353
Depreciation and amortization	¥ 3,963	¥ 5,951	¥ 601	¥ 3,805	¥ 282	¥ 6,340	¥ 7,363	¥ 59,807
Expenditures for segment assets	¥ 3,677	¥ 5,470	¥ 236	¥ 14,347	¥ 53	¥ 8,813	¥ 3,615	¥ 71,410

Effective April 1, 2001, the Finance and Logistics Business segment was created. The respective amounts for the years ended March 31, 2001 and 2000 were treated as Corporate.

The accounting policies of the reportable segments are the accounting principles generally accepted in Japan.

Corporate and elimination includes differences in accounting principles generally accepted in Japan and those in the United States of America. The principal differences are described in Note 1.

Intersegment transactions are generally priced in accordance with the prevailing market prices.

The respective amounts of Iron and Steel for the first half of the year ended March 31, 2002 are included in Corporate and elimination.

Total volumes of trading transactions by country are as follows:

Country	Millions of yen 2002	Millions of yen 2001	Millions of yen 2000	Thousands of U.S. dollars 2002
Japan	¥ 6,075,145	¥ 6,780,133	¥ 7,338,374	$45,677,782
United States of America	1,340,796	1,091,601	1,045,834	10,081,173
Singapore	214,581	248,814	220,840	1,613,391
Other	1,341,723	1,316,315	1,617,394	10,088,143
Total	¥ 8,972,245	¥ 9,436,863	¥ 10,222,442	$67,460,489

Total volumes of trading transactions are attributed to countries based on the location of operations.

Long-lived assets, including property leased to others, by country are as follows:

Country	Millions of yen 2002	Millions of yen 2001	Millions of yen 2000	Thousands of U.S. dollars 2002
Japan	¥ 515,992	¥ 571,326	¥ 607,467	$ 3,879,639
United States of America	135,495	127,608	93,761	1,018,759
Australia	28,748	26,903	25,589	216,150
Other	81,420	109,044	90,478	612,181
Total	¥ 761,655	¥ 834,881	¥ 817,295	$ 5,726,729

Total volumes of trading transactions with external customers by product for the years ended March 31, 2002 and 2001, were as follows:

Product	Millions of yen 2002	Millions of yen 2001	Millions of yen 2000	Thousands of U.S. dollars 2002
Machinery	¥ 2,279,414	¥ 2,360,973	¥ 2,970,731	$17,138,451
Energy	2,308,831	1,988,217	1,567,157	17,359,632
Metals	874,196	1,326,967	1,411,970	6,572,902
Chemicals	863,307	909,064	904,459	6,491,030
Forest products and general merchandise	819,288	901,502	962,224	6,160,060
Agri-marine products	1,112,431	1,139,875	1,288,648	8,364,143
Textile	520,043	587,368	818,025	3,910,098
Development and construction	194,735	222,897	299,228	1,464,173
Total	¥ 8,972,245	¥ 9,436,863	¥ 10,222,442	$67,460,489

There is no concentration by customer.

14. Foreign Currency Transactions

Net foreign currency transaction gains and losses included in other income (losses) - net amounted to ¥6,153 million ($46,263 thousand) and ¥4,645 million of gains for the years ended March 31, 2002 and 2001, respectively, and ¥13,794 million of losses for the year ended March 31, 2000. Net foreign currency transaction gains and losses include translation gains and losses resulting from remeasuring the financial statements of certain subsidiaries in highly inflationary economies into Japanese yen.

15. Financial Instruments

Risk management Substantially all the derivative instruments which the Company and certain of its subsidiaries hold are utilized to hedge related market risks, and gains and losses on the derivative instruments are offset against losses and gains on the hedged assets and liabilities. Although the Company and certain subsidiaries are exposed to credit risks in the event of nonperformance by the counterparties, such risks are minimized by avoiding a concentration of counterparties, selecting counterparties with high credit ratings and maintaining strict credit control.

The Company and certain of its subsidiaries have separate departments which confirm its financial transactions with the counterparties from the departments which execute them. In addition, the Company has as its "middle-office" a "Risk Management Division," which is strictly independent of its Finance Department, in its Tokyo Head Office. The Risk Management Division independently performs direct confirmation procedures with the counterparties to each transaction and the month-end outstanding balances, analyzes various risks and exposures, reports the results of the analysis, and monitors and controls financial risks. Furthermore, the Risk Management Division obtains derivative transaction data from the financial subsidiaries and foreign corporate subsidiaries, reports to management periodically, and strengthens the Company's unified global control over derivative transactions.

Foreign exchange contracts The Company and certain of its subsidiaries conduct business in various foreign currencies and enter into foreign exchange contracts principally to hedge foreign currency denominated transactions, assets and liabilities to minimize the effect of foreign currency fluctuations. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from assessment of hedge effectiveness were not significant for the year ended March 31, 2002.

Interest rate swap agreements, including interest rate and currency swap agreements The Company and certain of its subsidiaries enter into interest rate swap agreements primarily to change the fixed interest rates on the principal of certain debt securities, loans receivable, short-term loans and long-term debt to floating interest rates. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from assessment of hedge effectiveness were not significant for the year ended March 31, 2002. In addition, the Company and certain of its subsidiaries enter into interest rate swap agreements for trading purposes on a limited basis.

Commodity futures and forward contracts The Company and certain of its subsidiaries enter into commodity futures and forward contracts principally as a means of hedging the risks associated with certain inventories, commitments and forecasted transactions. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from assessment of hedge effectiveness were not significant for the year ended March 31, 2002.

Other derivative instruments The Company and certain of its subsidiaries utilize option contracts primarily to hedge the risks associated with changes in interest rates and exchange rates. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from assessment of hedge effectiveness were not significant for the year ended March 31, 2002. In addition, the Company and certain of its subsidiaries enter into other derivative contracts for trading purposes on a limited basis.

Fair value of financial instruments *The estimated fair value of* the financial instruments of the Company has been determined using the available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Consequently, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange.

The following methodologies and assumptions were used by the Companies in estimating the fair value disclosures of the financial instruments:

Cash and cash equivalents, and time deposits: the carrying amounts of the cash and cash equivalents, and time deposits reflected in the consolidated balance sheets approximate their fair value.

Investment securities, securities and other investments: the fair value of marketable equity securities is based on quoted market prices. The carrying amount of the marketable equity securities reflected in the balance sheets represents their fair value. The fair value of investments in debt securities is based on quoted market prices or estimated using discounted cash flow analyses, based on the estimated current rates offered to the issuers for securities with similar terms and remaining maturities. It was not practicable to estimate the fair value of the investments other than marketable equity securities and debt securities without incurring excessive costs. The carrying amount of the portion of the portfolio for which fair value could not be estimated was ¥319,024 million ($2,398,677 thousand) and ¥258,532 million at March 31, 2002 and 2001, respectively, and represents the cost of this portion of the portfolio, which management believes is not impaired.

Long-term notes, loans and accounts receivable - trade: the fair value of long-term notes, loans and accounts receivable - trade is estimated using discounted cash flow analyses, based on the interest rates currently being offered to borrowers for similar long-term notes, loans and accounts receivable - trade with similar credit ratings. The fair value of accounts receivable with collectibility concerns is reflected at their carrying value less the related allowance for doubtful accounts.

Short-term loans: the carrying amount of the short-term loans reflected in the accompanying consolidated balance sheets approximates their fair value.

Long-term debt: the fair value of long-term debt is estimated using discounted cash flow analyses, based on the current borrowing rates for borrowing arrangements with similar terms and remaining maturities.

Foreign exchange contracts: the fair value of foreign exchange contracts is estimated based on the quoted market prices of comparable contracts, adjusted where necessary for maturity differences.

Interest rate swap agreements: the fair value of interest rate swap agreements is estimated using discounted cash flow analyses, based on the current swap rates for interest rate swap agreements with similar terms and remaining periods.

Commodity futures and forward contracts: the fair value of commodity futures contracts is estimated based on the quoted market prices of comparable contracts, adjusted where necessary for maturity differences.

The carrying amounts and fair value of financial instruments and the derivative instruments at March 31, 2002 were as follows (amounts in parentheses represent liabilities):

	Millions of yen		*Thousands of U.S. dollars*	
	2002		**2002**	
	Carrying amount	Fair value	Carrying amount	Fair value
Short-term investments in debt securities	¥ **63,198**	¥ **63,197**	$ **475,173**	$ **475,165**
Long-term investments in debt securities	**70,349**	**64,493**	**528,940**	**484,910**
Long-term notes, loans and accounts receivable - trade (less allowance for doubtful accounts)	**332,254**	**331,749**	**2,498,150**	**2,494,353**
Long-term debt	**(2,576,502)**	**(2,466,990)**	**(19,372,195)**	**(18,548,797)**
Interest rate swaps	**37,860**	**37,860**	**284,662**	**284,662**
Foreign exchange contracts	**2,589**	**2,589**	**19,466**	**19,466**
Commodity futures and forward contracts	**3,790**	**3,790**	**28,496**	**28,496**

The carrying amounts and fair value of financial instruments and the notional amount, carrying amounts and fair value of interest rate swap agreements, foreign exchange contracts and commodity futures contracts held for other than trading at March 31, 2001 were as follows (amounts in parentheses represent liabilities):

	Millions of yen		
	2001		
	Notional amount	Carrying amount	Fair value
Short-term investments in debt securities	–	¥ 87,027	¥ 87,240
Long-term investments in debt securities	–	189,436	187,454
Long-term notes, loans and accounts receivable - trade (less allowance for doubtful accounts)	–	512,036	512,192
Long-term debt	–	(2,669,631)	(2,722,369)
Interest rate swaps	¥ 1,894,977	(434)	53,156
Foreign exchange contracts	314,279	191	665
Commodity futures and forward contracts	458,133	193	193

In addition to the above, the Company and certain of its subsidiaries entered into option contracts primarily to hedge the risks associated with changes in interest rates and exchange rates, the fair value of which totaled ¥201 million of assets as of March 31, 2001.

For interest rate swaps held for trading, the notional amounts and fair values as of March 31, 2001, and the average fair values and net gain during the year ended at March 31, 2001 were as follows:

	Millions of yen
	2001
Notional amount	¥ –
Fair value - assets	–
Average fair value - asset	178
Net gain	411

In addition to the above, the Company and certain of its subsidiaries entered into futures and other derivative contracts for trading purposes, the fair value of which totaled ¥131 million of assets as of March 31, 2001.

16. Concentration of Credit Risk

Although the Company operates as a general trading business, their fields of business comprise export, import, domestic and offshore trading in a wide variety of industrial, agricultural and consumer products, and also involve all levels of the production process from planning, investment, and research and development, through production, distribution and marketing. In addition, the Company operates in substantially all geographic areas of the world, and their customers are diversified. Accordingly, management of the Company believes there is no significant concentration of credit risk among its customers or in its investments. The Company requires collateral to the extent considered necessary.

17. Commitments and Contingent Liabilities

Rental expense, primarily for office space and equipment, amounted to ¥23,440 million ($202,917 thousand), ¥16,450 million and ¥18,823 million for the years ended March 31, 2002, 2001 and 2000, respectively.

At March 31, 2002, the future minimum lease payments payable and rentals receivable under non-cancelable operating leases were as follows:

	Millions of yen		*Thousands of U.S. dollars*	
Year ending March 31	Payable	Receivable	Payable	Receivable
2003	¥ 9,392	¥ 11,000	$ 70,617	$ 82,707
2004	8,211	7,616	61,737	57,263
2005	7,332	4,793	55,128	36,038
2006	6,849	3,533	51,496	26,564
2007	3,040	2,556	22,857	19,218
Thereafter	9,626	3,364	72,376	25,293

The future minimum rentals to be received under noncancelable subleases corresponding to the above future minimum lease payments payable were not significant at March 31, 2002.

The Company had commitments to make additional investments or loans in aggregate amounts of approximately ¥40,000 million ($300,752 thousand) and ¥56,000 million at March 31, 2002 and 2001, respectively.

At March 31, 2002, the Company was contingently liable as a guarantor of loan obligations of ¥382,148 million ($2,873,293 thousand) in the aggregate, including ¥220,614 million ($1,658,752 thousand) to affiliated companies. The comparable amounts at March 31, 2001 were ¥245,165 million and ¥90,472 million, respectively.

The Company, its subsidiaries and affiliated companies conduct business activities on a global scale and are involved in transactions which are subject to review and jurisdiction by a wide range of authorities, both in Japan and abroad. Such business activities are not without risk and, from time to time, may involve legal actions, claims or other disputes. Although there are various matters pending at any one time, management is of the opinion that settlement of all such matters pending at March 31, 2002 would not have a material effect on the consolidated financial position or results of operations of the Companies.

18. Subsequent Event

On June 17, 2002, the Company reached an agreement with Nihon Sogo Trust Investment Corporation to sell it a building and land that it is currently using as its Osaka headquarters for ¥12,500 million ($93,985 thousand). The Company will also enter into a contract, under which the Company will lease back these facilities. The impact of this transaction on the earnings of the Company will not be significant.

Ernst & Young

Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-0011
C.P.O. Box 1196, Tokyo 100-8641

Phone: 03 3503-1191
Fax: 03 3503-1277

Report of Independent Auditors

The Board of Directors and Shareholders
Marubeni Corporation
(Marubeni Kabushiki Kaisha)

We have audited the accompanying consolidated balance sheets of Marubeni Corporation (the "Company") as of March 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2002, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marubeni Corporation at March 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, as of April 1, 2001, the Company changed its method of accounting for derivative instruments and hedging activities.

We have also reviewed the translation of the financial statements mentioned above into United States dollars on the basis described in Note 1. In our opinion, such statements have been translated on such basis.

Ernst & Young

May 14, 2002
except for Note 18, as to which date is
June 17, 2002

Europe

Athens
Berlin
Brussels
Bucharest
Budapest
Dublin
Düsseldorf
Hamburg
Helsinki
London
Madrid
Milan
Oslo
Paris
Risley
Stockholm
Warsaw

CIS

Almaty
Khabarovsk
Kiev
Moscow
Tashkent
Yuzhno-Sakhalinsk

China

Beijing
Dalian
Guangzhou
Hong Kong
Kunming
Nanjing
Ningbo
Qingdao
Shanghai
Shenzhen
Tianjin
Xiamen



Asia

Bandung
Bangkok
Busan
Calcutta
Chittagong
Colombo
Dhaka
Goa
Hanoi

Africa

Abidjan
Accra
Addis Ababa
Algiers
Cairo
Harare
Johannesburg
Lagos
Lusaka
Nairobi
Tripoli

Middle East

Abu Dhabi
Amman
Ankara
Baghdad
Doha
Dubai
Istanbul
Muscat
Riyadh
Sana'a
Tehran

Oceania

Auckland
Brisbane
Melbourne
Noumea
Perth
Sydney

Overseas Corporate Subsidiaries

Marubeni America Corporation *(New York)*
Marubeni Canada Ltd. *(Vancouver)*
Marubeni Mexico S.A. de C.V. *(Mexico City)*
Marubeni Venezuela C.A. *(Caracas)*
Marubeni Brasil S.A. *(São Paulo)*
Marubeni Argentina S.A. *(Buenos Aires)*
Marubeni Chile Limitada *(Santiago)*
Marubeni Europe plc *(London)*
Marubeni Deutschland GmbH *(Düsseldorf)*
Marubeni Benelux S.A. *(Brussels)*
Marubeni France S.A. *(Paris)*
Marubeni Iberia S.A. *(Madrid)*
Marubeni Scandinavia AB *(Stockholm)*
Marubeni Nigeria Ltd. *(Lagos)*
Marubeni Saudi Arabia Co., Ltd. *(Riyadh)*
Marubeni Iran Co., Ltd. *(Tehran)*
Marubeni India Ltd. *(New Delhi)*
Marubeni Singapore Pte. Ltd. *(Singapore)*
Dagangterus Sdn. Bhd. *(Kuala Lumpur)*
Marubeni Thailand Co., Ltd. *(Bangkok)*
P.T. Marubeni Indonesia *(Jakarta)*
Marubeni Philippines Corporation *(Manila)*
Marubeni China Co., Ltd. *(Shanghai)*
Marubeni Hong Kong & South China Ltd. *(Hong Kong)*
Marubeni Taiwan Co., Ltd. *(Taipei)*
Marubeni Korea Corporation *(Seoul)*
Marubeni Australia Ltd. *(Sydney)*
Marubeni New Zealand Ltd. *(Auckland)*



Ho Chi Minh City
Islamabad
Jakarta
Kaohsiung
Karachi
Kota Kinabalu
Kuala Lumpur
Kuching
Lahore
Manila
Mumbai (Bombay)
New Delhi
Phnom Penh
Seoul
Sibu
Singapore
Surabaya
Taipei
Ulan Bator
Vientiane
Yangon

North America

Boston
Calgary
Detroit
Houston
Los Angeles
New York
Omaha
Portland
San Francisco
Toronto
Vancouver
Washington, D.C.

Central and South America

Bogotá
Buenos Aires
Caracas
Lima
Mexico City
Rio de Janeiro
Salvador
San José
Santiago
São Paulo

(As of July 1, 2002)

IT BUSINESS

Computer Wave Inc.
Wholesale of PC software
CyberLogistics Corporation
Third-party logistics (3PL) and application service provider (ASP) for ERP and other B2B IT systems
Global Access Ltd.
Providing international/domestic combined bandwidth via own fiber-optic cable
Global Solution KK
Internet access service, ASP, iDC and e-commerce solution service provider. Type II Carrier
Hewlett-Packard Solutions Delivery, Ltd.
Integration, consultation and other related services for information systems
Japan Cablenet Limited
CATV and telecommunications operation, and management of CATV operators
Koala Television Co., Ltd.
CATV services in Matsudo and Nagareyama, Chiba, Japan
Logitec Corporation
Development, manufacturing and sales of peripheral equipment for PCs
M3 Entertainment Corporation
Production and publishing of multimedia software
Marubeni Information Systems Co., Ltd.
Operation and development of information and communication systems
Marubeni Infotec Corporation
Wholesale of PCs and peripheral equipment, semiconductors and electronics components
Marubeni Network Systems Corporation
Engineering, construction and maintenance of telecommunications and IP network
Marubeni Solutions Corporation
Sales of computers, network products, semiconductor-related products etc., and SI
Marubeni Telecom Co., Ltd.
Sales of telecommunications services and equipment, IT solutions and mobile contents
Marubeni Telemarketing Corporation
Provider of a range of customer support solutions via multimedia call center facilities
Marunouchi Direct Access Ltd.
Area local exchange carrier, providing last-mile solution to supply dark fiber in Marunouchi
Media Vision Inc.
Development, marketing, and sales of PC/Internet software
Meditec Corporation
Import, export, sales and maintenance of medical equipment, apparatus and accessories
Metro Access KK
Type I Carrier providing broadband communication service mainly to corporate users
Mighty Card Corporation
Development and sales of the contactless IC tag and related systems, etc.
Mystery Channel Inc.
Broadcast of *Mystery Channel* on satellite broadcasting and CATV
Nasca Corporation
Sales and rental of prepaid card system for *pachinko* games
Nexion Corporation
Digital contents production, distribution for broadcasters and consumers
Sofmap Co., Ltd.
Retail of digital products, such as PCs and software
Marubeni Solutions USA Corporation [U.S.A.]
Marketing and sales of advanced electronic equipment/devices
Marubeni Network Systems (Europe) B.V. [Netherlands]
Sales and engineering of telecom systems mainly in Europe and Africa
Marpless Communication Technologies (Pty.) Ltd. [South Africa]
Sales and engineering of telecommunications equipment
LCA Holdings Pty. Ltd. [Australia]
Sales of Iwasaki lamps, lighting equipment and fixtures

UTILITY & INFRASTRUCTURE

Hamanasu Wind Power Corporation
IPP of Shimamaki Wind Farm, Hokkaido
Marubeni Power Systems Corporation
Engineering, procurement and construction services, and IPP services including M&A in overseas markets
Mibugawa Power Company
Operation and management of Mibugawa Hydro Power Station
Nippon Utilities Management
Development of water/waste water business and solid waste business
Transport Systems Engineering Co., Ltd.
Planning and development of transport systems
Marubeni Power International Inc. [U.S.A]
Marketing and development of power projects in Central and South America
Marubeni Power Ventures, Inc. [U.S.A.]
Holding company of international power projects
Marubeni Termovalle Investment Limited [Cayman Islands]
Investment in IPP in Colombia
Aquasistema Salina Cruz S.A. de C.V. [Mexico]
BOT water recycling and desalination project for PEMEX
Marubeni Power Holding B.V. [Netherlands]
Investment in a power project in Tunisia
Marubeni Europower Ltd. [U.K.]
Execution, marketing, development and investment for power projects in Europe
SmartestEnergy Ltd. [U.K.]
Consolidation and sales of electricity and green benefits in the U.K.
Uni-Mar Enerji Yatirimlari A.S. [Turkey]
IPP in Turkey
BPL Power Projects (AP) Limited [India]
IPP in India
PPN Power Generating Company Limited [India]
IPP in India
P.T. Matlamat Cakera Canggih [Indonesia]
Marketing, development, contracting and execution for power project in Indonesia
Marubeni Energy Services Corporation [Philippines]
Operation and maintenance of Mindanao Geothermal Power Plant units 1 and 2
Marubeni Mindanao Power Holdings Corporation [Philippines]
Holding company of geothermal power project in the Philippines
Marubeni Pacific Energy Holdings Corporation [Philippines]
Holding company of geothermal power project in the Philippines
San Roque Power Corporation [Philippines]
IPP of San Roque Multipurpose Dam Project
Ever Power IPP Company Ltd. [Taiwan]
IPP in Taiwan
Eastern Power and Electric Company Limited [Thailand]
IPP in Thailand
Chengdu Générale des Eaux-Marubeni Waterworks Co., Ltd. [China]
BOT water supply project, for Chengdu Municipal Government, Sichuan Province
Marubeni Asian Power Ltd. [China]
Marketing and development of power projects
Millmerran Power Partners [Australia]
Investment in IPP for merchant operations

PLANT & SHIP

Japan Indonesia Petrochemical Investment Corporation
Investment and related services for Chandra Asri Project
KAFCO Japan Investment Co., Ltd.
Investment and related services for Karnaphuri Fertilizer Co., Ltd.
Koyo Line Ltd.
Ship management, brokerage and trade of ship equipment and others
Marubeni Protechs Corporation
Export, transport and installation of equipment and machines, plant construction and overseas development assistance for cement, pulp and paper, nonferrous metals, sugar, plywood and steel, oil and petrochemical plants
Marubeni Tekmatex Corporation
Import and domestic sales of textile machinery
Sumatra Pulp Corporation
Investment and consulting services for Musi Pulp Project
MARCOP Inc. [U.S.A.]
Production and sales of pulverized coal to USS Gary works
Marubeni Plant Contractor Inc. [U.S.A.]
Civil work and installation of plants
MCP Iron Oxide, Inc. [U.S.A.]
Investment for American Iron Oxide Company, a joint venture manufacturing high-purity iron oxide
Swift Spinning Inc. [U.S.A.]
Production of cotton yarns
Compania de Nitrogeno de Cantarell S.A. de C.V. [Mexico]
Production and supply of nitrogen for PEMEX
Compania de Servicios de Compresion de Campeche, S.A. de C.V. [Mexico]
Compression of associated gas for Pemex Exploracion y Produccion at Cantarell oil field
MC-Komori Currency Press Ltd. [U.K.]
Sales and marketing of security and banknote printing press and ancillary equipment manufactured and supplied by Komori Corporation
Royal Maritime Corporation [Liberia]
Ship leasing, finance and ship owning

PT. Chandra Asri [Indonesia]
Manufacture and sales of petrochemical products
PT. Tanjungenim Lestari Pulp & Paper [Indonesia]
Production and sales of bleached kraft pulp
JG Summit Petrochemical Corporation [Philippines]
Manufacturing and sales of polypropylene and polyethylene
Marubeni Tekmatex (Thailand) Co., Ltd. [Thailand]
Sales and service of textile machinery

TRANSPORTATION & INDUSTRIAL MACHINERY

Ecomanage Corporation
Development and investment in waste treatment business
Marubeni Aerospace Corporation
Sales, export, import, lease of aircraft, engines, onboard equipment and parts
Marubeni Vehicle Corporation
Export and import of automobiles and parts, construction, mining and agricultural machinery
Marubeni Construction Machinery Sales, Inc.
Sales of construction and mining equipment
Marubeni Machinery Co., Ltd.
Sales and distribution of printing machinery and industrial machinery
Marubeni Techno-Systems Corporation
Sales of production machinery relating to media, food, beverage, packaging and building equipment
Shinnihon Reiki Co., Ltd.
Manufacture of water cooling towers
Kubota Canada Ltd. [Canada]
Sales and service of Kubota agricultural machinery
Bi-County Saturn LLC [U.S.A.]
Car dealer for Saturn brand
Long Island Automotive Group, Inc. [U.S.A.]
Car dealer for Volvo, Land Rover and Saturn brands
Marubeni Auto & Construction Machinery (America), Inc. [U.S.A.]
Sales, import and export of automobiles and construction machinery, and investment
Marubeni Citizen-Cincom Inc. [U.S.A.]
Sales of Citizen machine tools
Marubeni Disc Systems, Inc. [U.S.A.]
Sales of machinery for optical disc, CD and DVD
Mitchell Distributing Company [U.S.A.]
Sales and service of construction machinery
Nissan Diesel America, Inc. [U.S.A.]
Sales and service of UD trucks
Unipres U.S.A. Inc. [U.S.A.]
Sales and manufacture of automotive body panels
Marubeni Aviation Services Ltd. [Cayman Islands]
Investment in aircraft engines and leasing of aircraft
Nissan Marubeni Ltda. [Chile]
Sales of Nissan vehicles and trucks
Unipres Mexicana S.A. de C.V. [Mexico]
Sales and manufacture of automotive body panels
N.V. Marubeni Auto and Construction Machinery (Europe) S.A. [Belgium]
Sales, import and export of automobiles and construction machinery, and investment
N.V. Nissan Belgium S.A. [Belgium]
Import, distribution and service of Nissan vehicles and parts
Kubota Europe S.A. [France]
Sales and service of Kubota agricultural machinery
Kubota (Deutschland) GmbH [Germany]
Sales and service of Kubota agricultural machinery
Marubeni Auto Dirkes GmbH [Germany]
Car dealer for Nissan, Mitsubishi and Fiat brands
Nissan Norge AS [Norway]
Import, distribution and service of Nissan vehicles, Nissan Diesel trucks and parts
Nissan Poland Ltd. [Poland]
Import, distribution and service of Nissan vehicles and parts
Nissan Sverige AB [Sweden]
Import, distribution and service of Nissan vehicles and parts
Kubota (U.K.) Ltd. [U.K.]
Sales and service of Kubota agricultural machinery
Marubeni-Komatsu Ltd. [U.K.]
Import, sales and service of construction machinery
Ogihara Europe Ltd. [U.K.]
Sales and manufacture of automotive body panels
Toyota Ghana Company Limited [Ghana]
Import and distribution of Toyota vehicles
P.T. Astra Multi Finance [Indonesia]
Consumer financing of Nissan Diesel and Isuzu vehicles
The Siam Kubota Industry Co., Ltd. [Thailand]
Manufacturing and sales of Kubota engines and agricultural machinery
Hitachi Construction Machinery (Australia) Pty. Ltd. [Australia]
Sales and service of construction machinery
Kubota Tractor (Australia) Pty. Ltd. [Australia]
Sales and service of Kubota agricultural machinery
UD Truck (Oceania) Pty. Ltd. [Australia]
Import and distribution of Nissan Diesel trucks

ENERGY

D.M. Gas Station, Inc.
Sales of petroleum products
Marubeni Energy Corporation
Sales of petroleum products and LPG
Marubeni Ennex Corporation
Oil terminals
Marubeni Utility Services, Ltd.
Sales of nuclear power plant related components and services
Qatar LNG Investment Co., Ltd.
Natural gas development
Qatar LNG Service Agency Co., Ltd.
LNG importing services
Toh-hoku Sekiyugas Co., Ltd.
Sales of petroleum products and LPG
Energy U.S.A. Inc. [U.S.A.]
Nuclear energy related business
MIECO Inc. [U.S.A.]
Petroleum and power trading
Marubeni LNG International B.V. [Netherlands]
Investment in LNG project
MQL International B.V. [Netherlands]
Investment in LNG project
Marubeni Oil & Gas (U.K.) Limited [U.K.]
Oil and gas development and production
Marubeni International Petroleum (Singapore) Pte. Ltd. [Singapore]
Petroleum trading
Ravva Oil (Singapore) Pte. Ltd. [Singapore]
Oil and gas development and production
Shenzhen Sino-Benny LPG Co., Ltd. [China]
Import and sales of LPG
Marubeni Thermal Coal Pty. Ltd. [Australia]
Development and sales of coal

METALS & MINERAL RESOURCES

Marubeni Metals Corporation
Sales of nonferrous and light metal products
Marubeni Tetsugen Co., Ltd.
Sales of raw materials for steelmaking, ferro alloy, coal and other minerals
Marubeni Metals & Minerals (Canada) Inc. [Canada]
Investment in aluminum business and sale of aluminum ingot
Silbasa-Silicio de Alta Pureza da Bahia S.A. [Brazil]
Production and sales of high purity ferro silicon
Marubeni Caja Investment Limited [Cayman Islands]
Investing in Refineria de Cajamarquilla S.A.
Marubeni LP HOLDING B.V. [Netherlands]
Investing in Los Pelambres copper mine in Chile
Toyo-Memory Technology Sdn. Bhd. [Malaysia]
Manufacture of nickel phosphorous substrate
NMBG (H.K.) Ltd. [China]
Investment in business of intermediate materials used in production of printed circuit board
ANT Minerals Pty. Ltd. [Australia]
Investing in McArthur River zinc mine in Australia
Marubeni Aluminium Australia Pty. Ltd. [Australia]
Investment in aluminum business in Australia and sales of aluminum ingots
Marubeni Coal Pty. Ltd. [Australia]
Investment in coal business in Australia

CHEMICALS

Ain Medical Systems Inc.
Pharmacy operation in Kanto area
Ain Pharmaciez Inc.
Pharmacy operation
Eco Sheet Sapporo Corporation
Sheeting of recycled PET resin
Marubeni Chemix Corporation
Sales and foreign trade of organic chemicals and specialty chemicals
Marubeni Plax Corporation
Sales and foreign trade of plastic products and resin
M-I Chemicals Co., Ltd.
Manufacture and sales of PVC compounds
Mizushima Paraxylene Co., Ltd.
Production and sales of paraxylene

Polytech Incorporated
Sheeting of recycled PET resin
Shinko Chemical Terminal Co., Ltd.
Manufacture, sales, transportation and storage of chemical products
Helena Chemical Company [U.S.A.]
Distribution of agrochemicals, fertilizer and seeds
Marubeni Specialty Chemicals Inc. [U.S.A.]
Sales and foreign trade of specialty chemicals
Agrovista France S.A.S. [France]
Holding company of agrochemicals and home and garden products distribution companies in France
Marubeni Specialty Chemicals (Europe) GmbH [Germany]
Sales and foreign trade of specialty chemicals
Italpet Preforme S.p.A. [Italy]
Manufacture of PET resin and preforms
AGROVISTA B.V. [U.K.]
Holding company of agrochemicals distribution companies in the U.K. and the Netherlands
Birkby's Plastics Limited [U.K.]
Manufacture and sales of plastic products
ZAO FUJIFILM RU [Russia]
Sales of photosensitive materials and products
Image Ukraine CJSC [Ukraine]
Sales of photosensitive materials and products
P.T. Fukusuke Kogyo [Indonesia]
Manufacture and sales of PE films
Marubeni Chemical Asia Pacific Pte. Ltd. [Singapore]
Import/export/offshore trade of organic and specialty chemicals
Kaofu Chemical Corporation [Taiwan]
Manufacture and sales of polystyrene and related resin
Beijing Asahi Glass Electronics Co., Ltd. [China]
Manufacture and sales of multiform and frit glass
CMK Electronics (WUXI) Co., Ltd. [China]
Manufacture and sales of PCB (printed circuit board)
Nantong Wanhong Agrochemical Co., Ltd. [China]
Formulation and sales of agrochemicals
Polyglory Plastics (Dongguan) Ltd. [China]
Manufacture and sales of PE films
Shanghai Asahi Electronic Glass Co., Ltd. [China]
Manufacture and sales of glass bulbs for CRT
Wuxi Zhenyu Chemical Co., Ltd. [China]
Production and sales of sulphuric acid, SOP and hydrochloric acid
Dampier Salt Limited [Australia]
Production and sales of salt and gypsum

FOREST PRODUCTS & GENERAL MERCHANDISE

Forestnet Co., Ltd.
Sales and marketing of printing/writing paper through Internet, and other related services
Fukuyama Paper Co., Ltd.
Manufacture of corrugating medium and paper tube materials
Koa Kogyo Co., Ltd.
Manufacture of corrugating medium, containerboard and printing paper
Marubeni Building Materials Co., Ltd.
Wholesale of wood products and construction materials
Marubeni Cement & Construction Materials Co., Ltd.
Wholesale of cement and construction materials
Marubeni CLS Corporation
Sales of synthetic leather
Marubeni Footwear Inc.
Export, import and wholesale of footwear
Marubeni Lumber Co., Ltd.
Sawmilling and wholesale of logs and lumber
Marubeni Office Supply Co., Ltd.
Conversion and sales of information processing paper
Marubeni Paper & Pulp Logistics Co., Ltd.
Integrated logistic management of imported and domestic paper and pulp products
Marubeni Paper Recycle Co., Ltd.
Assortment and sales of waste paper
Marubeni Pulp & Paper Sales Co., Ltd.
Wholesale of all types of paper
Marusumi Paper Co., Ltd.
Manufacture of printing paper
Precision Japan Ltd.
Sales of golf products and materials
Daishowa-Marubeni International Ltd. [Canada]
Manufacture and sales of bleached kraft pulp
Marubeni Business Machines (America), Inc. [U.S.A.]
Sales of copying machines and other office equipment to Central and South America
Pan Pacific Fiber, Inc. [U.S.A.]
Waste paper collection and sales
Marubeni Pulp & Paper Sales Europe GmbH [Germany]
Sales of thermal paper, inkjet paper and pulp
Yokohama Reifen GmbH [Germany]
Sales of Yokohama Tires
Marubeni International Commodities (Singapore) Pte. Ltd. [Singapore]
Sales of natural rubber and related products
U Derivatives Pte. Ltd. [Singapore]
Natural rubber trading
Unimac Rubber Company Ltd. [Thailand]
Production and sales of natural rubber
Southern Plantation Forest Pty. Ltd. [Australia]
Hardwood plantation, chip production and sales activities
WA Plantation Resources Pty. Ltd. [Australia]
Plantation and wood chip export

AGRI-MARINE PRODUCTS

Akagi Suisan Co., Ltd.
Processing and wholesale of marine products
Beni Frozen Corporation
Wholesale of frozen foods
Benirei Corporation
Refrigerated warehousing and wholesale of marine products
Central Japan Grain Terminal Co., Ltd.
Grain warehousing, stevedoring and transportation operations
Dairy Queen Japan Co., Ltd.
Management of Dairy Queen stores and Dessert Café stores, and sales of franchise
Flore 21 Co., Ltd.
Wholesale of flowers and related products
Katakura Chikkarin Co., Ltd.
Manufacture of fertilizer, and marketing of LPG and feed
Marubeni Chikusan Corporation
Marketing of livestock, meats and processed products
Marubeni Egg Corporation
Production and sales of eggs
Marubeni Foods Corporation
Wholesale of coffee, tea, alcoholic beverages and foodstuffs
Marubeni Shiryo Co., Ltd.
Manufacture of compound feed
Marukoh Fisheries Co., Ltd.
Wholesale of domestic and imported tuna
Melitta Japan Ltd.
Coffee equipment trading
Metro Cash & Carry Japan K.K.
Wholesale of foods for professional customers such as hotels, restaurants and caterers
Nacx Nakamura Corporation
Wholesale, transportation and processing of frozen foods, and refrigerated warehousing
Nissan-Agri Co., Ltd.
Production of fertilizer and wholesale of fertilizer, agrochemicals, foodstuffs and meat products
OM2 Network Co., Ltd.
Meat store chain
Pacific Grain Terminal Ltd.
Grain warehousing, stevedoring and transportation
Rice World Co., Ltd.
Sales of rice for domestic market
Seiwa Shokuhin Co., Ltd.
Wholesale of frozen foods
S Foods Inc.
Meat and variety meat processing and sales
Stork Corporation
Catering services
Sunmari Co., Ltd.
Food supermarket
Ten Corporation
Management of "Ten-Don" fast-food chain
The Maruetsu, Inc.
Supermarket chain
The Nisshin Oil Mills, Ltd.
Manufacture and sales of edible oils, fine chemicals and food products
Tokyo Allied Coffee Roasters Co., Ltd.
Manufacture and wholesale of roasted coffee
Tokyo Flour Milling Co., Ltd.
Flour milling
Toyo Sugar Refining Co., Ltd.
Sugar refining
Yamaboshiya Co., Ltd.
Wholesale of confectionery
Columbia Grain, Inc. [U.S.A.]
Grain warehousing and transportation operations
Columbia Grain International, Inc. [U.S.A.]
Grain trading
Fremont Beef Company [U.S.A.]
Meat and variety meat processing
North Pacific Processors, Inc. [U.S.A.]
Processing and canning of frozen seafood
Wyoming Premium Farm LLC. [U.S.A.]
Pig farming
Viñas Argentinas S.A. [Argentine]
Production of wine and must
Cia. Iguaçu de Café Solúvel [Brazil]
Production of instant coffee

Heartland International Co., Ltd. [Taiwan]
Grain trading
Great Wall Food (Dalian) Co., Ltd. [China]
Broiler farming and processing
Shanghai Shuang Hong Bakery Co., Ltd. [China]
Manufacture of Japanese-style bakery products
Tianjin Ronghong Sales & Distribution Co., Ltd. [China]
Wholesale of foodstuffs
Weifang Meicheng Broiler Co., Ltd. [China]
Broiler farming and processing
Rangers Valley Cattle Station Pty. Ltd. [Australia]
Cattle feedlot operation

TEXTILE

Benny Toyama Corporation
Manufacture of fishing nets and warp-knit products
Kyoto Marubeni Co., Ltd.
Wholesale of Japanese kimonos and related products
Marubeni Fashion Link, Ltd.
Marketing and sales of fabric, apparel and sportswear
Marubeni Fashion Planning Corp.
Consulting on fashion merchandising, planning, design and research
Marubeni Intex Co., Ltd.
Wholesale of industrial and interior textiles, ready-made goods and materials
Marubeni Tex Co., Ltd.
Wholesale of textile piece goods, knitting yarn and textile ready-made goods
Marubeni Textile Distribution Center Co., Ltd.
Warehousing, sorting and distribution of textile ready-made goods
Erawan Textile Co., Ltd. [Thailand]
Spinning and weaving of cotton and polyester/cotton fabrics
Thai Textile Development & Finishing Co., Ltd. [Thailand]
Dyeing, printing and finishing of medium- to heavy-weight fabrics
Tokai Dyeing Co., (Thailand) Ltd. [Thailand]
Dyeing, printing and finishing of cotton and synthetic fabrics
Marubeni Textile Asia Ltd. [China]
Textile materials trade
Passport Fashion Company Limited [China]
Production and quality control of apparel made up overseas
Shanghai Xin Hong Textile Co., Ltd. [China]
Spinning and selling of synthetic yarn

DEVELOPMENT & CONSTRUCTION

Benny Estate Service Co., Ltd.
Property management of condominiums, buildings and commercial complexes
Fuyo Kanko Co., Ltd.
Operation of Fuyo Country Club golf club
Kohei Co., Ltd.
Operation of four golf clubs
Koshigaya Community Plaza Co., Ltd.
Development and leasing for commercial complex
Marubeni Construction Co., Ltd.
Civil engineering and construction
Marubeni Real Estate Co., Ltd.
Development and leasing of real estate
Marubeni Real Estate Sales Co., Ltd.
Sales and marketing of real estate, supervision of construction
Marubeni Setzbi Corporation
Engineering and construction of air-conditioning systems, facilities and snow machines
Park Lane Co., Ltd.
Operation of Hotel Park Lane Tsurumi and Nishikasai
Tipness Co., Ltd.
Operation of sports club and facilities
Tsunagu Network Communications, Inc.
Internet service provider for condominiums
Marubeni Brasil Representações e Participações Ltda. [Brazil]
Leasing of office building in São Paulo
Marubeni Benelux Development S.A. [Belgium]
Leasing of office building and interior finishing work for office in Brussels
***Deutsch-Japanisches Center GmbH* [Germany]**
Leasing of office building and hotel operation in Düsseldorf
Marubeni Properties UK Limited [U.K.]
Leasing of office building in City of London
P.T. Megalopolis Manunggal Industrial Development [Indonesia]
Development, sales and operation of industrial estate in Bekasi, Indonesia
P.T. Mekanusa Cipta and four companies [Indonesia]
Housing development in Cibubur, Indonesia
Sin Heap Lee-Marubeni Sdn. Bhd. [Malaysia]
Development and sales of housing in suburb of Kuala Lumpur and operation of golf course
Lima Land, Inc. [Philippines]
Development and sales of industrial estate in Batangas State in the Philippines
Shanghai House Property Development Co., Ltd. [China]
Development of a housing estate for local residents in Shanghai
Shanghai International Realty Co., Ltd. [China]
Leasing of housing for expatriates in Shanghai

FINANCE & LOGISTICS BUSINESS

Financial Planners Link Securities, Co., Ltd.
Sales of securities and finance consulting
Global Cyber Investments Inc.
Investment advisory house
Marnix Corp.
Insurance broker
Marubeni Document Systems Inc.
Preparation of shipping documentation
Marubeni General Leasing Corporation
Lease and sales of plants, machinery and equipment
Marubeni Logistics Corp.
Warehousing and total logistics services
Marubeni Safenet Co., Ltd.
Insurance agency
Marubeni Transport Service Corp. [U.S.A.]
Total logistics services
Marnix Europe Ltd. [U.K.]
Insurance broker
Marubeni International Finance p.l.c. [U.K.]
Financial services and investment
Lima Logistics Corporation [Philippines]
Warehousing and operation of inland container depot
Eastern Sea Laem Chabang Terminal Co., Ltd. [Thailand]
Container terminal operation
Thai Logistics Service Co., Ltd. [Thailand]
Customs clearance and distribution
Shanghai Wai-hong International Logistics Co., Ltd. [China]
Warehousing and total logistics services

IRON & STEEL STRATEGIES AND COORDINATION DEPT.

Marubeni Construction Material Lease Co., Ltd.
Leasing and sales of temporary construction materials
Marubeni-Itochu Steel Inc.
Manufacture, processing, import, export and sales of steel products
Thai Cold Rolled Steel Sheet Public Co., Ltd. [Thailand]
Manufacture of cold-rolled steel sheet

OTHERS

Avanti Staff Corporation
Temporary placement agency
Marubeni Management Resources Corporation
Management services and consulting
Shanghai Baihong Trading Co., Ltd. [China]
Domestic wholesale of domestic products and products imported by the company, export, warehousing and delivery of domestic products

(As of July 1, 2002)


General Meeting of Shareholders
Board of Directors
Corporate Auditors
Board of Corporate Auditors
President
Corporate Management Committee
Committee of Chief Operating Officers
Committee of Executive Officers
Audit Dept.
General Affairs Dept.
Human Resources Dept.
Corporate Communications & Investor Relations Dept.
Corporate Planning & Coordination Dept.
Subsidiaries & Affiliates Management Dept.
Corporate Strategies Dept.
Information Strategy Dept.
Corporate Accounting Dept.
Finance Dept.
Risk Management Div.
Risk Management Dept.
Legal Dept.
Osaka Planning & Administration Dept.
IT Business Div.
Utility & Infrastructure Div.
Plant & Ship Div.
Transportation & Industrial Machinery Div.
Energy Div.
Metals & Mineral Resources Div.
Chemicals Div.
Forest Products & General Merchandise Div.
Agri-Marine Products Div.
Textile Div.
Development & Construction Div.
Finance & Logistics Business Div.
Iron & Steel Strategies and Coordination Dept.
Business Incubation Dept.
Domestic Branches & Offices
Overseas Branches & Offices

(As of April 1, 2002)

Founded
1858

Incorporated
December 1, 1949

Paid-in Capital
¥194,039,842,190

Number of Shareholders
171,389

Number of Shares Issued and Outstanding
1,494,021,081

Number of Employees
4,234 (plus 1,902 overseas employees)

Number of Domestic Offices*
17

Number of Overseas Branches & Offices and Overseas Corporate Subsidiaries*
52 overseas branches & offices and 28 overseas corporate subsidiaries with 79 offices for a total of 131 offices in 73 countries

Major Stockholders
The Yasuda Fire & Marine Insurance Co., Ltd.†
Japan Trustee Services Bank, Ltd. (Trust Account)
J.P. Morgan Trust Bank Ltd. (Tax-exempt Account)
The Yasuda Mutual Life Insurance Company
The Mitsubishi Trust and Banking Corporation (Trust Account)
The Fuji Bank, Limited††
The Tokio Marine and Fire Insurance Company, Limited
Nippon Life Insurance Company
Sumitomo Mitsui Banking Corporation
The Nichido Fire and Marine Insurance Company, Limited

Stock Listings
Sapporo, Tokyo, Nagoya, Osaka, Fukuoka, Düsseldorf and Frankfurt stock exchanges

Transfer Agent of Common Stock
Mizuho Trust & Banking Co., Ltd.

Home Page Address
http: //www.marubeni.com

For further information, please contact:
IR Sec., Corporate Communications & Investor Relations Dept.,
Marubeni Corporation, 4-2, Ohtemachi 1-chome,
Chiyoda-ku, Tokyo 100-8088, Japan
Tel: 81 (3) 3282-2420
Fax: 81 (3) 3282-2331
E-mail: TOKB193@marubenicorp.com

(As of March 31, 2002, except * as of April 1, 2002)
† Now Sompo Japan Insurance Inc. (as of July 1, 2002)
††Now Mizuho Corporate Bank, Ltd., as a result of reorganization of Mizuho Financial Group (as of April 1, 2002)

Marubeni
CORPORATION

http://www.marubeni.com

Printed on recycled paper in Japan

Marubeni Corporation

Annual Report 2002
For the fiscal year ended March 31, 2002



Company Creed

Fairness, Innovation, Harmony

Company Doctrine

Make Marubeni a more value-creating company so it can contribute more meaningfully to the worldwide economy as a globally networked company.

Corporate Principles

January 1, 1998

Marubeni Corporation, as a business enterprise, will actively pursue its business interests through the exercise of fair and legal competition. As a company, Marubeni will also continue to play its part in the enlargement of the global economy, while always striving to enrich the society within which it operates. In order to achieve all the elements of the aforementioned goal, Marubeni is committed to the following six basic principles of business:

1. *Conduct Fair and Open Business Activities*
   - Obey the law and be guided by fairness in all business dealings.
   - Maintain sound relationships with government officials of all nations. Observe principles of free competition in all business decisions.
   - Resolutely oppose and avoid any illegal or improper business relationships and practices.
2. *Develop a Globally Connected Company*
   - Respect international cultural diversity and seek to enhance regional prosperity through Marubeni's business activities.
   - Contribute to regional economic goals by fostering regional associations by adopting a global management style.
3. *Create New Value Through Business Vision*
   - Be responsive to market and industry forces, but also take the initiative in creating changes in the markets by providing new products and services.
   - Discontinue outdated ideas and structures; challenge new possibilities.
4. *Respect and Encourage Individuality and Originality*
   - Respect the individuality of each person and create a company work environment in which originality can flourish.
   - Create an environment for individuals to set goals that require self-administration or independent, creative action.
5. *Promote Good Corporate Governance*
   - Maintain a high level of management transparency or openness for information-sharing in corporate relations with shareholders and society.
   - Respect proposals for enhanced management accountability from shareholders and society.
6. *Safeguard Ecological and Cultural Diversity*
   - Recognize our responsibility as a good corporate citizen in world society and engage in activities which are beneficial to that society.
   - Recognize our responsibility as a global enterprise in the preservation of our earth and its resources for future generations.

CONTENTS

Disclaimer Regarding Forward-Looking Statements

This annual report contains forward-looking statements about the performance and management plans of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.



Toward *@ction 21* "A" Plan

Since April 2001, Marubeni has been implementing *@ction 21*, a two-year management plan that focuses on the reallocation of management resources, the realization of sufficient returns corresponding to risks, and business expansion leveraged by advanced trading house functions. In November 2001, we expanded on this plan to create the *@ction 21* "A" Plan. The goals are to clarify the direction of the Marubeni Group toward a V-shaped recovery of its business results, and build a corporate structure that would swiftly respond to changes in business environment by updating some of the assumptions of the plan's immediate predecessor and thereby overcoming increasingly cloudy economic conditions in Japan and abroad.

@ction 21 "A" Plan

The *@ction 21* "A" Plan targets ¥30.0 billion in consolidated net income and ¥2.65 trillion in net interest-bearing debt for the fiscal year ending March 31, 2003. We also launched the "A" Plan Steering Committee to ensure that we quickly reach our "A" Plan objectives. The main points of *@ction 21* "A" Plan are:

1. Accelerate write-offs and provisions for doubtful accounts and receivables or withdrawal from loss-generating businesses.
2. Cut consolidated net interest-bearing debt.
3. Reduce costs of parent company, subsidiaries and affiliates.
4. Eliminate losses and improve performances of divisions, subsidiaries and affiliates.

Performance under "A" Plan

In the fiscal year ended March 31, 2002, consolidated total volume of trading transactions fell 4.9%, to ¥8,972.2 billion (US$67,460 million). Domestic transactions dropped 13.9%, reflecting downturns in Metals and Machinery. Export transactions grew 2.1%, owing to a gain in Machinery. Imports were off 13.7%, mainly because of reductions in transactions of Energy and Metals. Offshore transactions rose 10.0% on the strength of an improvement in Energy.

Gross trading profit declined 9.0%, or ¥43.0 billion, to ¥436.8 billion (US$3,284 million). Operating profit plummeted 98.1%, or ¥40.7 billion, to ¥0.8 billion (US$6 million). This stemmed from an increase in the provision for doubtful accounts to prepare for potential losses, although selling, general and administrative expenses were down as a result of cost-cutting initiatives. The Company posted a loss before income taxes and equity in earnings of affiliated companies of ¥165.2 billion (US$1,242 million), a decrease of ¥171.8 billion from a year earlier, which reflected evaluation loss on investment securities and fixed assets, as well as lower operating profit. Net income was down ¥131.5 billion, to a net loss of ¥116.4 billion (US$875 million), as a result of a ¥35.8 billion decrease in equity in earnings.

These results were admittedly extremely unsatisfactory, although I must emphasize that they stemmed largely from around ¥240.0 billion in restructuring costs under the *@ction 21* "A" Plan. We are therefore confident that we have solidified our foundations for a strong recovery starting from the fiscal year ending March 31, 2003.

Total assets at the close of the term were down ¥514.9 billion, to ¥4,805.7 billion (US$36,133 million). This was due to the transfer of the Iron & Steel business to Marubeni-Itochu Steel Inc., as well as our reviews of low-profit transactions, business reorganizations and asset sales. Net interest-bearing debt fell by ¥376.9 billion, in keeping with a decline of total assets, to ¥2,712.9 billion (US$20,398 million). We thus reached—and exceeded—a key target under the *@ction 21* "A" Plan of lowering net interest-bearing debt of ¥2.9 trillion by ¥200 billion.

Outlook for the Fiscal Year Ending March 31, 2003

In the year ending March 31, 2003, we forecast the consolidated total volume of trading transactions will decline by ¥372.2 billion, to ¥8,600.0 billion. This will reflect the transfer of the Iron & Steel business to Marubeni-Itochu Steel and a reduction in Energy transactions, which will offset gains in transactions in our Utility & Infrastructure and Plant & Ship businesses.

We are convinced that we will achieve our target of ¥30.0 billion in net income, a key objective in the *@ction 21* "A" Plan, by further improvement of loss-making businesses, increased profit from core business areas and far-reaching cost curtailment.

We will continue to bolster our financial position, another priority under the *@ction 21* "A" Plan. By March 31, 2003, we forecast total assets of ¥4,400.0 billion, ¥2,500.0 billion in net interest-bearing debt, and ¥290.0 billion in total shareholders' equity. With particular regard to reducing net interest-bearing debt under the *@ction 21* "A" Plan, we have sharpened our earlier target of a net interest-bearing debt of ¥2,650.0 billion to ¥2,500.0 billion, a goal originally set for March 31, 2006.

Consolidated Performances and Forecasts

Years ended March 31, 2001 and 2002, and year ending March 31, 2003

	Billions of yen				
	2001	2002	Change 2001/2002	2003 (Forecast)	Change 2002/2003
Total volume of trading transactions	¥ 9,436.9	¥ 8,972.2	¥ -464.6	¥ 8,600.0	¥ -372.2
Gross trading profit	479.8	436.8	-43.0	450.0	+13.2
Operating profit	41.5	0.8	-40.7	85.0	+84.2
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	6.7	(165.2)	-171.8	48.0	+213.2
Equity in earnings (losses) of affiliated companies - net (after income tax effects)	16.9	(18.9)	-35.8	11.0	+29.9
Net income (loss)	15.0	(116.4)	-131.5	30.0	+146.4
Total assets	5,320.6	4,805.7	-514.9	4,400.0	-405.7
Net interest-bearing debt	3,089.8	2,712.9	-376.9	2,500.0	-212.9
Total shareholders' equity	342.3	263.9	-78.4	290.0	+26.1
Net debt-to-equity ratio (Times)	9.0	10.3	+1.3	8.6	-1.7

New Medium-Term Management Plan

Under our new medium-term management plan—a three-year initiative starting from the fiscal year ending March 31, 2004—we aim to reduce risk assets and enhance profitability by replacing underperforming assets with superior ones. Such efforts will help revitalize Marubeni toward further growth, and position it to more swiftly reach its management goals of improvement of its financial structure and reinforcement of its earnings base.

Specifically, we will implement two major reforms, notably, implementing portfolio management, and organizational restructuring based on a new business strategy model, in line with reinforcing risk management.

PATRAC Management Index

PATRAC (for Profits After Tax less Risk Asset Cost) is our most important management index. Our risk-return target for risk assets will be set at 8% or higher in the fiscal year ending March 31, 2006.

To bolster risk management, we have deployed an integrated risk management system that manages risk by means of a common measure, the VaR (Value at Risk), by considering

PATRAC: Clarification of Financial Indicator

PATRAC is designated as the most important corporate financial indicator.
The risk-return target for risk assets in the fiscal year ending March 31, 2006, will be set at 8% or higher.

About PATRAC:
Marubeni developed and introduced PATRAC as an indicator in order to help minimize the risk against assets and to ensure appropriate returns on risk assets.

$$\text{Risk-return} = \frac{\text{Consolidated net income}}{\text{Risk assets}} \ (\%)$$

$$\text{Risk-return} = \frac{\text{Net income}}{\text{Net sales}} \times \frac{\text{Net sales}}{\text{Total assets}} \times \frac{\text{Total assets}}{\text{Risk assets}}$$

Return on assets

PATRAC = Consolidated net income – Risk assets x 8%
PATRAC target: Greater than zero

Risk-return improvement measures: Improvement in profit margins | Increase in the assets turnover ratio | Replacement to high-quality assets diversification and correlation effects within our business portfolio. We measure the maximum potential decline in the risk value of assets. So, PATRAC determines whether we achieve targeted returns on risk assets.

PATRAC is an absolute, calculated by subtracting risk asset cost (which is risk assets multiplied by 8%) from consolidated net income.

PATRAC = Consolidated net income − Risk asset cost

Portfolio Management

Portfolio management is essentially selective allocation of management resources. We currently manage and administrate divisions as single operating units. In the years ahead, we will shift to managing and administrating portfolio units based on such factors as products, functions, business formation, regions and customers. We will thereby determine solutions specific to these units.

Our portfolio unit-specific strategies categorize each unit into expansion, reinforcement, support, restructuring and withdrawal, based on risk-return calculated by in terms of PATRAC and the degree of attractiveness of units for Marubeni. We will expand earnings while lowering interest-bearing debt by decreasing risk assets in the areas of restructuring and withdrawal. At the same time, we will allocate management resources in the areas of expansion, reinforcement and support.

Portfolio Management System (1)

Segmentation of Managerial and Administrative Units (Introduction of the Portfolio Unit System)


Current status:
Management and administration based on Divisions
From fiscal year ending March 31, 2004:
Management and administration based on segmented (portfolio) units
Segmentation method: Based on product, function, business formation, regional and customer characteristics
Current Status
X Div.
Dept.
Dept. A
Sec. B
Sec. C
Dept.
GF. H
GF. I
Sec. D
Sec. E
GF. J
Sec. F
Sec. G
Y Div.
Dept.
Dept. K
Sec. L
Sec. M
Dept.
GF. R
GF. S
Sec. N
Sec. O
GF. T
Sec. P
Sec. Q
Segmentation
GF = Group firms
Portfolio Unit System
Unit 1
Dept. A
Unit 2
Sec. E
GF. R
Unit 3
Sec. C
Sec. D
Unit 4
Dept. K
Unit 5
GF. H
Unit 6
Sec. G
Unit 7
GF. J
Implementation of Portfolio Management
Expansion
Reinforcement
Support
Restructuring
Withdrawal

Portfolio Management System (2)

Strategic Planning of Portfolio Units (Appropriate Allocation of Management Resources)

Corporate staff organization will be reorganized to assist the management, and portfolio units evaluated, classified and re-strategized every six months.

Evaluation

- Quantitative aspects (risk-return)
- Qualitative aspects (attractiveness to Marubeni)

* Qualitative evaluation criteria: future potential, growth potential, competitive environment, customer evaluation, presence or absence of functionality

Classification

Core units:
Expansion areas, reinforcement areas, support areas
Non-core units:
Restructuring areas, withdrawal areas

* Those units with risk-return of less than 8% and low appeal to Marubeni will be classed as restructuring or withdrawal areas

Strategic Planning

Core units:
Profit expansion through appropriate allocation of management resources
Non-core units:
Return on capital, reduction in risk assets



High
Realized capital gains
Risk-return
Separation
Low
8%
4%
Reinforcement
Expansion
Reinforcement
Withdrawal
Restructuring
Support
Low
Attractiveness to Marubeni
High

Expansion	Appropriate allocation of management resources	Profit expansion
Reinforcement	Aiming for steady profits, reinforcing functionality. Allocating management resources as and when necessary	Profit expansion
Support	Setting limits to investment amounts and return periods, allocating management resources	Profit expansion
Restructuring	Consideration of such options as capital returns and integration with third parties	Reduction in risk assets
Withdrawal	Classified as areas to be discontinued	Reduction in risk assets

Establishment of a specialized work-out organization to accelerate withdrawals from areas to be discontinued.

Organizational Restructuring Based on Business Strategy Models

Portfolio units will be divided into groups on the basis of "business strategy models" classified according to different business formats and approaches, and reshuffled periodically.



Business Strategy Models
Portfolio Unit
Div. A
Div. B
Div. C
Div. H
Div. I
Marubeni Functions/ Roles
Merchandise/ services provider
Organizer, developer, consultant
Venture capital
Business Strategy Model
Commodity trading
Project solutions
Business incubation
Natural resources
Industry materials
Consumer goods
Industrial and residential projects
Solution provider
Incubator

In cases where several business strategy models are clustered in the same organization → Limits to know-how and specialization / Limits to effective management of various business models → Grouping portfolio units based on business strategy model → Division of the group into appropriate size for management → *Further specialization and functional sophistication* / Strengthened synergies / Improvement of managerial efficiency and consistency by integrated strategy

Business Strategy Model-Based Restructuring

Here, our goal is to strengthen our operating structure by the implementation of strategical consistency by grouping portfolio units that have the same unit strategy into the same business model. That is, to build an organization that generates synergies by enhancing specialties and functions through clearer solutions for three types of business model: commodity trading, project solutions and business incubation.

- ❑ Commodity trading—Merchandise and services provider
- ❑ Project solutions—Organizer, developer and consultant
- ❑ Business incubation—Venture capital

No. 1 Strategy

Each portfolio unit will strive to be No. 1 in its industry in the eyes of customers. Over the next three years, we aim to build a strong corporate group composed of industry-leading portfolio units.

Consolidated Financial Targets for Year Ending March 31, 2006

In the year ending March 31, 2006, we will aim for ¥50.0 billion in net income, ¥2,000.0 billion in net interest-bearing debt, and ¥406.5 billion in total shareholders' equity. By reaching these targets, our net debt-to-equity ratio will improve to 4.9, from the current value of 10.3.

Consolidated Numerical Targets for Fiscal Year Ending March 31, 2006

(Billions of yen)	Fiscal year ended March 31, 2002 Business results	Fiscal year ending March 31, 2003 Prospects	**Fiscal year ending March 31, 2006 Targets**
Net interest-bearing debt	¥ 2,712.9	¥ 2,500.0	**¥ 2,000.0**
Total shareholders' equity	263.9	290.0	**406.5**
Risk assets	653.0	635.0	**580.0**
Net income (loss)	(116.4)	30.0	**50.0**
Core earnings*	56.1	111.0	**140.0**
Risk-return (%)**	—	4.7%	**8.6%**
Net debt-to-equity ratio (Times)	10.3 times	8.6 times	**4.9 times**
Return on equity (%)	—	10.3%	**12.3%**

* Core earnings = Operating profit (excluding allowance for doubtful accounts) + Equity in earnings (loss) + Dividends

**Risk-return = $\frac{\text{Consolidated net income}}{\text{Risk assets}}$ (%)

Corporate Governance

In April 2002, we enhanced corporate governance by more clearly separating decision-making on top management issues and supervisory function, and executing the business strategy of business units. We reduced the number of directors from 26 to nine, while raising the number of corporate vice presidents from nine to 25*. This move thus allows chief operating officers to concentrate completely on their business units.

Compliance

We reiterate that the management and all employees will continue to implement Marubeni's mission of winning the trust of society through fair business practices by going back to its creed of "Fairness", "Innovation" and "Harmony." As a trading house, our greatest assets are our people, and trust. We will continue to prioritize employee training in the years ahead.

In April 2002, we set up a compliance committee that reports directly to myself and is responsible for ensuring that all Marubeni businesses observe the law, operate ethically and avert incidents.



The fiscal year ending March 31, 2003, will be a vital step forward for Marubeni as it draws on the achievements of *@ction 21* "A" Plan and pushes ahead with a new medium-term management plan to revitalize its operations for further growth. Marubeni's management and its employees are committed to doing their very best on behalf of all stakeholders, thereby enhancing the Company's corporate value.

July 2002

Tohru Tsuji
President and CEO

* One of these corporate vice presidents retired as of May 31, 2002, leaving a total of 24 as of July 1, 2002.



Front, from left: Tohru Tsuji, Katsuo Koh

Back, from left: Kazuo Ogawa, Yuji Kato, Toshio Nakagawa,

Yuichi Ishimaru, Kenichi Nishida, Nobuo Katsumata, Shigeki Kuwahara

Members of the Board

President and CEO

Tohru Tsuji

Executive Deputy President

Katsuo Koh
Advisor to the President for Agri-Marine Products Div. and Iron & Steel Strategies and Coordination Dept.; Executive Corporate Officer, Iron & Steel Strategies and Coordination Dept.

Corporate Executive Vice Presidents

Yuichi Ishimaru
Executive Corporate Officer, Corporate Strategies Dept.; Advisor to the President for Utility & Infrastructure Div., Plant & Ship Div. and Business Incubation Dept.

Kenichi Nishida
Advisor to the President for Textile Div. and Development & Construction Div.

Nobuo Katsumata
Executive Corporate Officer, General Affairs Dept., Human Resources Dept., Corporate Accounting Dept. and Finance Dept.; Advisor to the President for Forest Products & General Merchandise Div.

Shigeki Kuwahara
Executive Corporate Officer, Corporate Communications & Investor Relations Dept., Corporate Planning & Coordination Dept. and Subsidiaries & Affiliates Management Dept.; Advisor to the President for Energy Div.

Corporate Senior Vice Presidents

Toshio Nakagawa
Advisor to the President for Transportation & Industrial Machinery Div., Metals & Mineral Resources Div., Chemicals Div. and Finance & Logistics Business Div.

Yuji Kato
CIO; Executive Corporate Officer, Risk Management Div., Audit Dept. and Information Strategy Dept.; Advisor to the President for IT Business Div.

Kazuo Ogawa
General Manager, Corporate Planning & Coordination Dept.

Corporate Auditors

Inoshin Kitamura

Yasuo Ota

Hiroaki Shinoda

Tatechika Umeda

Corporate Vice Presidents

Corporate Executive Vice President

Kazuhiko Sakamoto
General Manager for North America & Central America; President & Chief Executive Officer, Marubeni America Corporation

Corporate Senior Vice Presidents

Hidekatsu Yamamoto
General Manager for China; President, Marubeni China Co., Ltd.; General Manager, Beijing Office

Akira Matsuda
Chief Operating Officer, Plant & Ship Div.

Kiyoshi Yoshimitsu
General Manager for Europe; Managing Director, Marubeni Europe plc

Makoto Isogai
Chief Representative in Indonesia; President, P.T. Marubeni Indonesia

Hidemi Kawai
Senior Corporate Officer, Risk Management Div. and Corporate Strategies Dept.

Susumu Watanabe
General Manager, Corporate Accounting Dept.

Corporate Vice Presidents

Chiaki Takahata
General Manager, Nagoya Branch

Masakatsu Takita
Chief Operating Officer, Textile Div.

Tomoyuki Nakayama
Chief Operating Officer, Agri-Marine Products Div.

Tadatsugu Nakajima
Chief Operating Officer, Metals & Mineral Resources Div.

Ko Mori
Chief Operating Officer, Chemicals Div.

Shinichi Saito
General Manager, Corporate Communications & Investor Relations Dept.

Shuzo Yamada
Chief Operating Officer, IT Business Div.

Shuichi Morizane
General Manager, Subsidiaries & Affiliates Management Dept.

Makoto Itoh
President, Marubeni Thailand Co., Ltd.; General Manager, Bangkok Branch

Kazuoki Matsushita
Chief Operating Officer, Forest Products & General Merchandise Div.

Fumio Uehara
Senior Operating Officer, IT Business Div.

Hitoshi Sakamoto
Chief Operating Officer, Finance & Logistics Business Div.; Executive Corporate Officer, Business Incubation Dept.

Teruo Asada
General Manager, Finance Dept.

Michio Kuwahara
Chief Operating Officer, Transportation & Industrial Machinery Div.

Hideo Takeuchi
Chief Operating Officer, Development & Construction Div.

Mamoru Sekiyama
Chief Operating Officer, Utility & Infrastructure Div.

Koichi Mochizuki
Chief Operating Officer, Energy Div.

(As of July 1, 2002)

IT Business Division



Shuzo Yamada, Corporate Vice President, COO

SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL


7.6%

SEGMENT ASSETS AS PERCENTAGE OF TOTAL


5.5%

Business Outline

The IT Business Division engages in three main areas. The first is distributing personal computers (PCs), mobile phones, medical equipment and other products, which is the prime source of the division's revenues and earnings. Subsidiaries operating in this field include Marubeni Infotec Corporation, Marubeni Telecom Co., Ltd., Computer Wave Inc., Sofmap Co., Ltd., and Meditec Corporation.

The second area is the supply of solutions services for information and other systems. Here, the Company's core operations are Marubeni Information Systems Co., Ltd., Marubeni Solutions Corporation and Hewlett-Packard Solutions Delivery, Ltd.

The third focus is efficient utilization of the division's telecommunications lines and other infrastructure. The Vectant Group, a telecommunications subsidiary, integrates the division's communication-related business and provides access to broadband lines and related services. Japan Cablenet Limited oversees the division's cable television operations.

Strategies, Core Businesses and Core Competence

Customer needs have diversified in keeping with advances in information technology (IT), making it critical for the division to deliver comprehensive services in its three core businesses. The division's prime strategy is thus to harness the strengths of its companies to build a new business model. The main priority operations in each of the division's three areas are as follows.

In products, the division plans to augment existing operations with new types of distribution services that utilize the Internet, such as software downloading services, while offering services that combine product distribution and service business, such as mobile contents distribution services and solutions services.

In the solutions services arena, the division seeks to satisfy demand for systems that help corporations achieve high efficiency at low cost by making full use of the marketing and technical capabilities of divisional companies. Other focuses include prepaid card systems for *pachinko* games from Nasca Corporation, and solutions from Marubeni Network Systems Corporation for domestic telecommunications carriers, companies, schools and local governments. The division will consider forming ties with other companies with powerful technology solutions.

On the infrastructure front, Global Access Ltd. sells access rights to its fiber-optic network linking Tokyo, Nagoya, Osaka and Fukuoka. Metro Access KK, Global Solution KK and Marunouchi Direct Access Ltd. have created full-fledged network infrastructures to meet diverse telecommunications demand. Nexion Corporation began full-scale distribution of digital video contents from April 2002. The division aims to make this operation highly profitable in the future by enabling it to take advantage of the division's telecommunications infrastructure.

Ultimately, the division seeks to become a strong IT player, with solid sales and earnings bases, by continuing to foster existing operations while developing new businesses.

BUSINESS HIGHLIGHTS

MARUBENI TELECOM CO., LTD.

In 2001, Marubeni Telecom, a mobile phone services subsidiary, was listed on the Second Section of the Tokyo Stock Exchange. The company sells mobile phones and personal handy-phone system handsets and related products for all telecommunications carriers through its various sales channels. It also offers an array of mobile communications services, including those for next-generation mobile handsets, and provides carriers with contents and individuals with information exchange services.


NTT DoCoMo

MARUBENI SOLUTIONS CORPORATION

Marubeni Solutions draws on its advanced computer hardware, software and networking technologies to provide IT solutions services for a vast range of industries. These services include the construction and support for storage networks, the sale of data entry systems, the import and sale of electrical and mechanical design systems and software, and consulting for information systems design.



IT Business Division

- IT Business Planning & Coordination Dept.
- Global Network Dept.
- Enabler Business Dept.
- IT Products Business Dept.
- Medical Business Dept.
- Telecom & Information Project Dept.

Utility & Infrastructure Division



Mamoru Sekiyama, Corporate Vice President, COO


SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL
2.4%
SEGMENT ASSETS AS PERCENTAGE OF TOTAL
4.4%

Business Outline

This division is involved in utility and infrastructure businesses, including power, water and solid waste management, railways, airports and ports and harbors. The division comprises four operating departments: overseas power project; domestic power project; environment infrastructure; and railway & transport project. The division's vision is to establish itself in a top position in the comprehensive infrastructure business in Japan and abroad.

Strategies, Core Businesses and Core Competence

In overseas power operations, the division delivers the value customers demand, while constantly evolving to meet the requirements of a changing industry environment. These operations have two medium-term focuses. The first is engineering-procurement-construction (EPC) projects. These entail full turnkey plant construction mandates for such projects as overseas power facilities, power transmission and distribution, fuels, and environmental facilities. The second is the independent power producer (IPP) business, which covers development, investment, structured finance, plant construction and management.

To date, the division has completed EPC projects with an aggregate capacity of 64,000 megawatts. The overseas IPP total, including facilities under construction, is 6,200 megawatts. The division is pursuing new business opportunities in response to global deregulation and the trend toward separation of services. The year under review, for example, saw the launch of power consolidation services in the United Kingdom, and the introduction of environment benefit sales that take into account such aspects as "green benefit" and "embedded systems benefit." Other new challenges include wind power generation in Europe and Australia, investing in funds for new energy service company (ESCO) businesses in Middle and Eastern Europe, and the possible use of a banking system to handle emission rights trade.

Domestic power operations concentrate on retailing for a ¥15 trillion market, generating wind power and selling fuel cells. The division will begin to retail electricity in 2002 through the 32.6-megawatt Mibugawa Hydro Power Station, acquired in August 2000. It plans to expand its power retailing business as Japan heads toward full power liberalization. The division has already begun generating wind power at the 4.5-megawatt Shimamaki and 14.85-megawatt Wakkanai facilities in Hokkaido. It is also building a 13-megawatt plant in Kagoshima Prefecture, Kyushu. The division is taking decisive steps to increase its total capacity, reflecting future renewable portfolio standards. The division has acquired sales rights from FuelCell Energy, Inc., of the United States to market molten carbonate fuel cells in Japan and elsewhere in the Asia and Pacific regions, and is targeting sales of 45 megawatts by 2005.

Environment infrastructure operations focus on such fields as water purification, wastewater treatment and solid waste management in Japan and overseas. These operations also encompass project development, EPC operations, operation-and-maintenance (O&M) contracts and private build-operate-transfer (BOT) and build-own-operate (BOO) projects.

There are two basic strategies: one is to focus on overseas EPC projects, particularly in the Middle East and Southeast Asia; the second is to cultivate environmental infrastructure projects in the deregulating Japanese market.

The department has completed two overseas BOT projects that it started in the late 1990s—a water treatment plant project in Chengdu, China, and an industrial water project for Petroleos Mexicanos (PEMEX). Both facilities are running smoothly and should contribute significantly to medium- and long-term earnings.

The department aims to become a specialist collective with an outstanding reputation for delivering solutions that anticipate market needs and satisfy customer demand.

Railway & transport projects focus on related EPC projects and infrastructure schemes, such as for railways, airports, ports and harbors, bridges and roads. Domestically, transport project operations are beginning to include such new areas as the deployment of IT for transportation systems, which complements the division's participation in subway construction in major cities. Core businesses are exportation of transportation equipment and offshore trade. The department is traditionally strong in its large, full turnkey deals, offering high added value and generating superior earnings as a prime contractor.

The demand outlook is excellent for domestic and overseas transportation projects, reflecting the trend toward increasing public spending in such areas. The division also sees growth in the number of private finance initiatives and the emergence of more complex projects with maintenance and operation components. The division is conducting business analysis and revamping its systems in response to such trends. The keys to long-term success will be the division's ability to conclude competitive contracts and propose systems and businesses that best match client requirements. In line with that goal, the division is working more closely with partners in Japan and abroad that offer technological clout and superb cost-competitiveness.

In April 2002, the division inaugurated an IT & New Technology Business Development Team as part of a drive to build new capabilities by harnessing intellectual rights and new business models.

MARMARA EREGLISI COMBINED CYCLE POWER PLANT IN TURKEY

Marmara Ereglisi Natural Gas Combined Cycle Power Plant is a 480-megawatt facility, located on the outskirts of Istanbul. It is the first foreign-owned operation in Turkey, and will run on a BOT basis for 20 years. The plant has operated smoothly since opening in 1999, and is contributing steadily to Marubeni's profits.



250-KILOWATT FUEL CELLS FROM FUELCELL ENERGY

In October 2002, Marubeni will deliver its first fuel cell unit from FuelCell Energy domestically to the Toride Brewery of Kirin Brewery Company, Limited. These molten carbonate fuel cells offer several advantages; for example, they are much more efficient than other types of fuel cells and can generate energy by using a variety of fuels.



WATER TREATMENT PROJECT IN CHENGDU, SICHUAN PROVINCE, CHINA

In July 1999, Marubeni and Vivendi Water successfully concluded an agreement for a BOT water treatment plant in Chengdu, China. Vivendi Water is the world's largest water operations company and is part of France's VIVENDI Group. The two partners completed the project in February 2002, as scheduled, and will operate the plant for the next 15½ years.



MASS RAPID TRANSIT SYSTEM LINE 2 FOR MANILA



Marubeni received an order from the Light Rail Transit Authority of Manila for a 13.8-kilometer urban traffic system connecting the east and west of the city. Construction is already under way, with completion scheduled for March 2004. As prime contractor, Marubeni formed an international consortium to supply rolling stock, substations, signals, rails and automatic fare collection facilities on a turnkey basis. The new system will carry about 600,000 passengers daily.

Utility & Infrastructure Division

- Utility & Infrastructure Administration Dept.
- Overseas Power Project Dept.
- Domestic Power Project Dept.
- Environment Infrastructure Dept.
- Railway & Transport Project Dept.
- IT & New Technology Business Development Team

Plant & Ship Division



Akira Matsuda, Corporate Senior Vice President, COO

SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL

SEGMENT ASSETS AS PERCENTAGE OF TOTAL


2.3%
8.4%

Business Outline

This division has two main focuses. The plant business concentrates on foreign projects, mainly providing EPC services, and also coordinating funding, conducting feasibility studies and investing in projects. In the shipping business, the division supplies various types of new and secondhand vessels, trades ship machinery and materials, owns and charters vessels, and provides finance and leasing services.

The division's key overseas bases have accumulated the product and project finance expertise critical for the plant and shipping businesses, together with local knowledge. This allows the division to satisfy customer requirements while identifying new demand by collecting and analyzing the information needed to drive projects ahead.

Strategies, Core Businesses and Core Competence

In the plant business, the division has shifted from finance-dependent to EPC projects as its principal source of revenues and earnings. The division aims to use limited management resources more efficiently by increasing the proportion of projects that use export credit agency frameworks or that otherwise do not require massive funding. Drawing on its superior track record among trading houses, the division seeks to prioritize highly profitable projects in regions where it has accumulated considerable local information.

In energy and chemical plants, the main focus is projects in such major oil and gas producing nations as Nigeria, Libya, Russia and Brazil, particularly for upstream initiatives. In industrial plants, the division is concentrating on customers and markets in the cement, steelmaking, nonferrous metals, sugar refining, foods and textiles sectors, forming alliances with highly competitive domestic and foreign manufacturers to secure sales and profits.

The division has cut the net interest-bearing debt of its shipping businesses while maintaining the profitability of new and secondhand vessel trading, ship owning and operation businesses, to thereby create a higher earnings structure.

To date, the division has suffered massive losses by involving itself in large investment and finance projects exposed to market risk. It has been a critical challenge for the division to determine whether to build a more profitable business structure for such projects or to formulate exit strategies that minimize losses. With the implementation of *@ction 21* "A" Plan, the division has tackled potential problem projects by allocating massive reserves and writing off losses in the first half of the year under review. The division posted huge losses as a result, but better positioned itself to become profitable in the years ahead.

From April 2002, the division's goals are to concentrate on the plant business, particularly EPC projects, and to be more discriminating when selecting projects, thereby greatly enhancing earnings.

When choosing a project, the division checks not only its profitability but also balance sheets and potential risk measured by the division's risk management policy. This results in a more balanced approach to undertaking projects and avoids over-exposure to specific countries and companies. The division will also contain its operations within predetermined market risk limits and carefully select fields and projects that offer suitable returns on invested capital.

PETROLEUM-ASSOCIATED GAS COMPRESSION PROJECT IN MEXICO

Marubeni and Westcoast Energy Inc., part of Duke Energy Corporation of the U.S., are operating a petroleum-associated gas compression project on a BOO basis for Pemex Exploracion y Produccion (PEP), the exploration arm of PEMEX, the Mexican national oil company. This supplies PEP with petroleum-associated gas from the Gulf of Mexico by compressing the gas that used to be burned off from oil platforms and piping it onshore for industrial and residential use. The project was launched in November 2001 and has operated smoothly since then. As well as protecting the environment, this project contributes to the efficient use of natural resources in Mexico.



FORMOSA PLASTICS GROUP OF TAIWAN PLACES TANKER ORDERS

At the end of 2001, Marubeni received orders from Formosa Plastics Group of Taiwan for three 70,000-metric-ton oil product tankers, three 45,000-metric-ton chemical product tankers and one 45,000-metric-ton oil product tanker. Pictured below is a 45,000-metric-ton oil product tanker built by Shin Kurushima Dockyard Co., Ltd. Formosa Plastics has built one of the world's largest petrochemicals complexes in Mailiao, western Taiwan, and the new vessels will serve the complex for transportation of their products.



Plant & Ship Division

- Plant & Ship Administration Dept.
- Industrial Plant Dept.
- Energy & Chemical Project Dept.
- Ship Dept.
- Project Solution Dept.

Transportation & Industrial Machinery Division



Michio Kuwahara, Corporate Vice President, COO


SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL
12.0%
SEGMENT ASSETS AS PERCENTAGE OF TOTAL
6.8%

Business Outline

This division comprises three groups—automobiles and construction machinery; production and industrial machinery; and aerospace and defense systems. The division focuses on trading, mainly importing and exporting and managing its companies in Japan and overseas. The main trade areas are exporting automobiles, construction machinery and machine tools, and the importation of production facilities, industrial machinery and aircraft. The division maintains automobile sales networks, mainly in Europe, and operates joint ventures with machine tool manufacturers and car parts manufacturers, primarily in North America. The division also takes full advantage of its planning and development capabilities to engage in such activities as joint development with aircraft engine makers, the creation of automobile engine plants, and the construction of clean energy and recycling systems.

Strategies, Core Businesses and Core Competence

The division's profits derive mainly from selling automotive products, exporting construction machinery for overseas projects, and exporting production facilities and machine tools. Other core businesses are importing industrial machinery for major Japanese manufacturers and importing aircraft and defense systems for corporate and government customers. The division also develops and sells aircraft engines jointly with Rolls-Royce plc. The division is reinforcing its earnings base by reallocating resources and improving earnings in trade and operations of companies. It seeks to bolster efficiency by entering growth industries while focusing on profitable operations.

In October 2001, the division integrated and restructured the automobiles and construction machinery group to stabilize and expand profits through more efficient management and by better harnessing synergies. The division seeks to further improve management of operating companies by integrating operations in Japan, the United States and Europe and by withdrawing from less profitable areas. In automobiles, it aims to reinforce automotive marketing. The division is currently working with a leading global automotive parts manufacturer on a deal based on logistics technology. The division would also develop and sell parts, and engage in after-service business in Japan and the United States. In construction machinery, the division concentrates on securing orders and executing large projects for Asian, African, Middle Eastern and CIS countries.

In the production and industrial machinery group, the division has improved earnings in trading operations by employing new technology, and planning and development capabilities.

In production machinery, the division is focusing in specific areas such as a full turnkey order for an automobile plant, a large machine tool project order, and a new export deal for Europe and North America that draws on leading-edge Japanese technology. In industrial machinery, the division is concentrating on packaged orders for pulp and paper machinery, and large project orders for printing and processing machinery. It also aims to involve itself in new import projects, particularly those related to electrical substrates, liquid crystal devices and semiconductor equipment, and plastic sheets that can be used as packaging alternatives. Environment-related private finance initiative (PFI) projects are other objectives of the division. In addition, the division seeks to expand into photovoltaic generation and other areas of the clean energy market.

The division concentrates its management resources heavily on the aerospace and defense systems group, which offers great earnings growth opportunities. In aircraft, the division focuses on expanding its joint development of aircraft engines with Rolls-Royce while increasing sales of civil aircraft engines and business jets manufactured by Gulfstream Aerospace Corporation. In the government field, the goal is to increase sales of aircraft engines, multipurpose aircraft, helicopters and electronic instruments. The priority in the space sector is application-related business for satellite infrastructures.

The division is striving to reinforce its business foundations and expand its operational scope by means of three groups targeting the needs of each customer and market, and reinforcing each core competence. At the same time, it is exploring ways to foster future core businesses.

CONSTRUCTION MACHINERY SUPPLY ORDER FROM RUSSIA

In February 2002, the automobiles and construction machinery group concluded a $45 million contract, to supply specialized construction machinery to OAO Stroytransgaz, a top Russian builder of oil and gas pipelines. Marubeni is providing a deferred payment export contract for the deal. The order is for equipment for laying pipeline in Russia as part of the Blue Stream project, involving a pipeline stretching from eastern Russia to Turkey.



V6 ENGINE MANUFACTURING LINE ORDER RECEIVED FROM AUSTRALIA'S HOLDEN LTD.



In July 2001, the production and industrial machinery group received an order from Holden Ltd., an Australian subsidiary of the General Motors Group, to supply a new manufacturing line for the automaker's new V6 engine family. The line will be installed at a plant with a targeted production of 220,000 engines annually. To secure the order, Marubeni formed a consortium of leading Japanese facilities companies and top U.S. and Japanese automotive engineering firms with software expertise.

JOINT DEVELOPMENT IN ROLLS-ROYCE TRENT 900 ENGINE PROJECT

The aerospace and defense systems group is a sales agent for Rolls-Royce's civil aircraft engines, and jointly develops engines involving various manufacturers. In 2001, the group agreed to participate in the development of the Trent 900 engine for the Airbus A380, a fully double-decked super jumbo aircraft scheduled to enter service in 2006.


A380
A380

Transportation & Industrial Machinery Division

- Transportation & Industrial Machinery Administration Dept.
- Automotive & Construction Machinery Dept.–I
- Automotive & Construction Machinery Dept.–II
- Production Machinery Dept.
- Environmental & Industrial Machinery Dept.
- Aerospace & Defense System Dept.
- Osaka Industrial Machinery Dept.

Energy Division



Koichi Mochizuki, Corporate Vice President, COO

SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL


6.9%

SEGMENT ASSETS AS PERCENTAGE OF TOTAL


7.3%

Business Outline

The division strives to enhance corporate value, thereby fulfilling stakeholders' expectations through its operations, focusing on three core business areas. First is the energy resource exploration and production sector, in which the division develops crude oil, natural gas and other resources. Second is the trading sector, in which it trades petroleum products widely in Asia, Europe and North America, as well as electricity in the United States. Third is the marketing and retailing sector for such fuels as petroleum products, crude oil, liquefied petroleum gas (LPG), liquefied natural gas (LNG), nuclear fuels and thermal coal. While responding swiftly to changes in the market environment, the division plans to continue expanding business and profit through its three core areas, thereby enhancing its corporate value.

Strategies, Core Businesses and Core Competence

Energy resource exploration and production is the most rapidly developing area of the division's three core businesses. In the United Kingdom's North Sea oil field, its shares of crude oil output are 15,000 barrels per day, while its daily shares from Ravva oil and gas field in India are 6,100 barrels of crude oil and 150,000 cubic meters of natural gas. The division is also working to expand production in its Qatar LNG project, as described later in this section. At the end of October 2001, the Sakhalin I Project Consortium—in which the division participates as a shareholder of Sakhalin Oil and Gas Development Co., Ltd., a major member of the consortium—officially announced the commercialization of the project. The consortium is preparing to produce up to 250,000 barrels per day of crude oil from the end of 2005 from the Chayvo and Odoptu fields located on the east coast of Sakhalin Island, Russia. In the years ahead, the division will assess and deploy investments in other highly promising projects to expand its operations in this sector.

The division continues to extend its trading business, which has long been a core focus. The division boasts great expertise in trading petroleum products, electricity and natural gas in North America. In Japan and elsewhere in Asia, it handles such petroleum products as naphtha, kerosene and gas oil. The division imports about five million metric tons of naphtha annually for Japan's petrochemicals industry, for a market share of around 25%.

In marketing and retailing, one of the division's main businesses is sales promotion using its own sales facility network, which includes petroleum and LPG import terminals, filling stations and LPG retail agents throughout Japan, as well as a refrigerated LPG import and distribution terminal in Shenzhen, China. This business contributes to stable supplies of energy in Japan and overseas. The division also acts as an agent for fabricating, selling and transporting nuclear fuels, deploys maintenance technologies for nuclear power plant equipment and imports thermal coal for power plants in Japan. Through these various business activities, the division is trying to satisfy diverse customer needs.

In order to develop new business, the division has set up a team that is involved in joint feasibility studies for the utilization of new fuels such as gas-to-liquid (GTL) and dimethyl ether (DME). These can be used as an alternative to diesel oil and LPG, and can also lower environmental impact. The division also cultivates new business areas, including on-site power generation and e-commerce. The division seeks to build new value in a dramatically changing trading landscape by looking beyond existing businesses.

NORTH SEA OIL FIELD



In July 2000, Marubeni's subsidiary Marubeni Oil & Gas (U.K.) Limited acquired a package of oil and gas field concessions in the United Kingdom's North Sea. Last year, the subsidiary and its partners started to increase production through new development at the Keith and Sycamore fields. Recoverable reserves will be expanded to around 30 million barrels, and output will be increased up to 20,000 barrels per day.

LNG IMPORTS FROM QATAR



Marubeni participates in a Qatar LNG project as a shareholder of Qatar Liquefied Gas Co., Ltd. Since its first delivery, executed in 1997, the project has produced and sold LNG to five Japanese power companies and three city gas companies through long-term contracts extending to 2021. Marubeni aims to accelerate the project's progress through a program of debottlenecking facilities to raise annual output from 7.7 million metric tons, to 9.2 million metric tons.

DISTRIBUTING AND RETAILING PETROLEUM PRODUCTS AND LPG IN JAPAN





Marubeni Group companies, mainly Marubeni Energy Corporation and Marubeni Ennex Corporation, operate distribution and retail networks for petroleum products and LPG throughout Japan, including import terminals, service stations and LPG retailers. These operations will continue to harness this nationwide presence to ensure stable, efficient supplies.

Energy Division

- Energy Administration Dept.
- Energy Planning & Coordination Dept.
- Business Development Team
- Oil and Gas E & P Dept.
- Sakhalin Project Dept.
- LNG Project Dept.
- Petroleum Dept.–I
- Petroleum Dept.–II
- Nuclear Power Dept.
- Thermal Coal Dept.

Metals & Mineral Resources Division



Tadatsugu Nakajima, Corporate Vice President, COO

SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL


3.3%

SEGMENT ASSETS AS PERCENTAGE OF TOTAL


3.7%

Business Outline

This division handles aluminum, copper, zinc, precious metals and other nonferrous metals, as well as such raw materials as iron ore, coal, steel scrap, ferro alloys and hot briquetted iron. The division's involvement extends from resources development and smelting projects overseas to manufacturing and marketing new and electronic materials.

Over the past two decades, the division has maintained a medium- to long-term perspective on its operations in developing aluminum, coal and other nonferrous metals resources and in investing in smelting projects. In recent years, the division has invested downstream in areas such as aluminum disks and electronic materials in a bid to reinforce its revenues and earnings base by building a high-value-added business model.

Strategies, Core Businesses and Core Competence

The division secures resources by developing ore and coal mines and participating in smelting projects overseas. At the same time, it maintains downstream businesses that harness metals resources, notably electronic materials. The division thereby aims to build a vertically integrated value chain covering upstream through downstream areas. By building such a value chain, the division is confident it can transform trading house activities into a metals and minerals resources integrator able to generate high added value.

In upstream areas, the division's core business is selling equity metals and equity coal on the global market. These are secured by investing and funding projects in aluminum, copper, zinc, coal, iron ore, ferro alloys and hot briquetted iron primarily in Australia, as well as Canada, Latin America, South Africa and India. Such activities are a key source of revenues and earnings, and demonstrate that the division has taken the right direction, from a long-term standpoint, in investing in upstream resources development and smelting operations. In the years ahead, the division will concentrate on business plans with strong potential for progress and profitability, such as projects to expand already solid businesses or which allow the use of existing infrastructure. This approach should allow the division to manage businesses offering stability and high asset efficiency, as well as enable it to more effectively assess resource development and funding opportunities, thereby improving its investment portfolio.

In midstream and downstream fields, the division works closely with its companies to produce aluminum disks and electronic materials and strengthen recycling operations, to transform these into core activities. As part of that commitment, the division established Toyo-Memory Technology Sdn. Bhd. in Malaysia in 1998, as a joint venture with Toyo Kohan Co., Ltd. The project is doing well, manufacturing 1.6 million aluminum disks monthly for hard disk drives, under long-term supply contracts with the largest hard disk manufacturer in the world. With technological advances set to double disk capacity from 40 to 80 gigabytes, and thereafter raise capacity to 100 gigabytes, Toyo-Memory Technology is stepping up research and development to meet anticipated customer demand for greater quality.

In electronic materials, the division recently decided to form a new joint-venture company in China to produce intermediate materials used in the production of printed circuit boards for next-generation cellular phones together with their patent holder, North Corporation. The joint venture is scheduled to launch operations in 2003.

The division expects opportunities in recycling ferrous and nonferrous metals scrap to expand hugely in the years ahead, as the government implements new recycling laws. The division will therefore strengthen its recycling business and expand revenues and earnings, contributing in the process to a more environmentally friendly society.

AUSTRALIAN OPERATIONS PRODUCE 97,000 METRIC TONS OF ALUMINUM

Through Marubeni Aluminium Australia Pty. Ltd., a local joint venture, Marubeni owns 22.5% of The Portland Aluminium Smelter *(below)*, and has the right to handle 78,000 metric tons of its products annually. Marubeni also has an 8% interest in Boyne Smelters Ltd. Line 3, which represents the right to handle 19,000 metric tons annually. Aluminum is widely used in cars, other transportation equipment and in the food industry, because of its lightness and its readily recyclable properties, which match growing concern for the environment. Marubeni supplies the Japanese and other markets with 500,000 metric tons annually of aluminum from around the globe, including 97,000 metric tons from its Australian operations.





COAL MINING OPERATIONS EXPANDED IN AUSTRALIA



Marubeni has investments in four Australian coal mines—the Macquarie, Jellinbah East, Coppabella *(left)* and German Creek East mines—through local subsidiary Marubeni Coal Pty. Ltd. In the year under review, these mines increased production by 10%, to a combined 10 million metric tons. Marubeni exports coal from these operations to steelmakers in Japan and elsewhere around the world. Marubeni is now developing the Hail Creek open-cut coal mine, which is scheduled to start production in 2003 and will have an annual capacity of 5.5 million metric tons once fully operational.

ALUMINUM DISK PRODUCTION IN MALAYSIA

(Please refer to text *(left)* for further information.)



Metals & Mineral Resources Division

- Metals & Mineral Resources Administration Dept.
- Metals & Mineral Resources Development Dept.
- Iron Ore & Ferro Alloy Dept.
- Coal Dept.
- Non-Ferrous Metals & Ores Dept.
- Precious Metals Dept.
- Light Metals Dept.

Chemicals Division



Ko Mori, Corporate Vice President, COO

SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL


6.6%

SEGMENT ASSETS AS PERCENTAGE OF TOTAL


3.4%

Business Outline

The Chemicals Division allocates its operations among six departments and 35 operating companies. The division's products include commodity chemicals, notably petrochemicals and plastics; inorganic chemicals, such as sulfur and salt; pharmaceuticals; agrochemicals; and a wide range of chemicals that apply leading-edge technology, including specialty chemicals, electronic materials and biochemicals. The division's products are used in all facets of daily life and by virtually every industry, and its customer base ranges from consumers to the world's leading corporations.

Strategies, Core Businesses and Core Competence

Swift technological innovation and the rapid commercialization of new products constantly reshape the division's operations and profit structure. In its diverse operations and customer relationships, the division works at the center of change and is thus quick to identify new trends and determine the speed and direction of market changes.

The division's greatest responsibility is to solidify its earnings base and serve the interests of shareholders and customers by concentrating on fields of superior growth and earnings potential ahead of competitors. The division has three business focuses. First, it enters areas offering definite demand and low market risk. Second, it explores fields with ample growth possibilities but limited market risk. Third, it handles businesses that Marubeni has already prioritized before its rivals, and in which its expertise allows it to reap rewards as a pioneer and maximize synergies. Information technology (IT), deregulated industries and the recycling field match these focuses.

The division has positioned China as an important market for IT, due to the rapid expansion of production and soaring demand. Accordingly, the division is developing its business approach to cater to changes in the Chinese market and in China's relationship with the rest of the world. For example, the division established a joint venture in the country to produce cathode-ray tube (CRT) materials to serve demand arising from growing local production of television sets. To expand this business, the division is also exporting Chinese-made CRTs to markets worldwide and introducing imported television sets incorporating these components into the Japanese market. In this way, the division harnesses vertical synergies to generate new flows of commerce. The division is considering taking a similar approach for liquid crystal displays, which will eventually supersede CRTs.

Growing concern for the environment both imposes new responsibilities on corporations and generates new business opportunities. The division was among the first to note the potential of polyethylene terephthalate (PET), which is easy to recycle and is one of the least environmentally harmful plastics. More than a decade ago, the division launched a PET recycling and recycled sheet manufacturing business. It has since established a solid position in this field, and plans to expand it in the years ahead.

The division's most valuable asset is its talented people. They treasure relationships, using insight to understand the specific needs of business and trading partners, and planning and implementing creative solutions. All divisional staff build diverse business and personal networks through their extensive experience in Japan and overseas. The division is also actively localizing human resources to ensure its networks are firmly in touch with local markets. For example, the division plans to establish a company in China staffed by experts in all types of electronic materials, including those used for mobile phones, to propose and implement optimal solutions for local manufacturers and clients.

Trading houses work best with partners that offer specialized technologies and know-how. Such collaboration generates mutual synergies and greater value than independent efforts. The division strives to choose first-class partners as part of its drive to build highly profitable operations.

MAINTAINING ETHYLENE SUPPLIES

Marubeni is dedicated to maintaining the supply of ethylene gas, a basic material for plastics, under all demand-supply positions. Owing to the limited availability of specially equipped vessels, highly efficient shipping is essential. Marubeni is positioned to act as an information center on the global availability of ethylene and tank space, contributing much to resolving demand and supply imbalances by swiftly formulating and executing optimal shipping schedules.



BIOCHIP VENTURE ESTABLISHED

Marubeni is investigating business models that combine IT and biotechnology. For example, the Company established CombiMatrix K.K. with American bioventure CombiMatrix Corporation. This joint venture sells biochips in Japan for use in medical diagnostics and to support local pharmaceuticals development. CombiMatrix K.K. also aims to license these biochips and conduct joint development with universities, with a view to possibly commercializing the results of such work.

ENTERING THE GENERAL-PURPOSE SALT MARKET

Marubeni seeks to take advantage of the Japanese government's April 2002 deregulation of salt imports. Through its investment in Dampier Salt Limited in Western Australia, Marubeni has ensured stable supplies to Japan's chemical industry for more than 30 years. The Company now intends to enter the general-purpose salt market through Dampier Salt, which has one of the world's largest salt fields. As part of its plans, Marubeni is planning to set up several warehouses around the country as well as establish salt milling and packaging facilities to supply road salt.



Chemicals Division

- IT & Bio Business Development Team
- Chemicals Administration Dept.
- Chemicals Accounting Dept.
- Chemicals Development & Project Dept.
- Specialty Chemicals Dept.
- Electronic Materials Dept.
- Inorganic & Agrochemicals Dept.
- Organic & Synthetic Fiber Intermediates Dept.
- Plastics Dept.
- Vinyl Alkali Dept.
- Osaka Chemicals Dept.



Kazuoki Matsushita, Corporate Vice President, COO

SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL


9.3%

SEGMENT ASSETS AS PERCENTAGE OF TOTAL


6.9%

Business Outline

In general merchandise, the division concentrates on consumer markets for sporting and leisure goods and footwear. In raw materials, notably rubber and leather, the division aims to expand its operating companies to strengthen supply and distribution, while improving marketing by developing new products.

In pulp and paper, the division's broad reach encompasses wood chips, pulp, paper, cardboard and related products. The division's many companies in Japan and overseas represent all stages of business, helping it to maintain its position as a top player in this field over many years.

Strategies, Core Businesses and Core Competence

The division has two key strategies. The first is to increase consolidated earnings by enhancing management of its total of more than 30 companies in Japan and overseas, and securing a solid operational base. The second priority is focus and expansion. While concentrating resources in core businesses and enhancing its market presence, the division plans to broaden its capabilities to become highly profitable.

In general merchandise, the division aims to strengthen and expand the following product groups as core businesses:

1. *Natural rubber* The division seeks to boost profits from the business of natural rubber production by adding the function of natural rubber trading. In addition, as the leading trader in this field, the division is aiming to expand profits by strengthening Marubeni International Commodities (Singapore) Pte. Ltd. and U Derivatives Pte. Ltd. These trading companies, based in Singapore, are network traders with their own natural rubber production bases, and are responsible for expansion of worldwide transactions, particularly for China.
2. *Footwear* These operations encompass all aspects of footwear business from product planning to retailing. Hong Kong-based Marubeni Footwear Resources Limited plays a major role in sourcing for Japanese footwear manufacturers. Another important business is Marubeni Footwear Inc., which wholesales foreign footwear brands and runs footwear retail chain The Athlete's Foot in Japan.

In pulp and paper, the division's core businesses are:

1. *Pulp* Here, the division trades and also participates in Canadian joint-venture pulp manufacturer Daishowa-Marubeni International Ltd. (DMI). This company allows the division to generate synergies that lead to expanded trading volume. The division established Marubeni Paper Recycle Co., Ltd., to step up its activities in paper recycling, which is as important as pulp for producing paper. This subsidiary also maintains recycled-paper yards. In the years ahead, the division will focus on production and trading to expand its pulp business and maintain profit stability.
2. *Wood chips* The division develops new supply sources in South Africa and Southeast Asia and secures its own afforestation operations through a Western Australian business, WA Plantation Resources Pty. Ltd. The division also distributes wood chips through long-term charter parties with shipping companies, thereby contributing stable supplies for paper mills.
3. *Paper and cardboard* While working more closely with domestic paper mills to expand sales, the division seeks to solidify its presence by expanding its trade in imported paper.

MARUBENI FOOTWEAR INC.

The division established Marubeni Footwear in 1994. This subsidiary has three main departments. The product department supplies footwear to apparel manufacturers and major retail chains. The brand marketing department wholesales leading American outdoor brands Merrell and Coleman, and HANAE MORI ladies' footwear, and the retail department runs The Athlete's Foot shops in Japan under a partnership with a leading U.S. sports shoe retail chain. Marubeni Footwear aims to build a comprehensive business covering retailing, wholesaling and original equipment manufacturing.


Athlete's Foot

DAISHOWA-MARUBENI INTERNATIONAL LTD.

Marubeni and Daishowa Paper Mfg. Co., Ltd., jointly established DMI in Canada in 1969. This venture created Cariboo Pulp & Paper Co. with Weldwood of Canada Ltd. Marubeni sells half this plant's annual output of 320,000 metric tons. In 1992, DMI expanded by acquiring Peace River Pulp Mill *(below)*. Marubeni sells all that mill's annual production of 450,000 metric tons. Drawing on their ample fiber resources, proven technology, and highly trained workforce, both pulp plants are among the most competitive in North America. Both make 100% elemental chlorine-free pulp, and have won top reputations for quality among customers.



Forest Products & General Merchandise Division

- Forest Products & General Merchandise Administration Dept.
- Forest Products & General Merchandise Accounting Dept.
- Industrial Material Dept.
- General Merchandise & Footwear Dept.
- Housing & Construction Materials Dept.
- Pulp Dept.
- Wood Chip Dept.
- Printing & Publication Paper Dept.
- Packaging Paper & Board Dept.
- Osaka Pulp, Paper & Paperboard Dept.

Agri-Marine Products Division



Tomoyuki Nakayama, Corporate Vice President, COO

SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL


13.8%

SEGMENT ASSETS AS PERCENTAGE OF TOTAL


7.2%

Business Outline

The Agri-Marine Products Division is involved in all aspects of the food business. Japan has few natural resources, so relies heavily on food imports. The division helps to provide a food lifeline for Japan, ensuring stable imports of such staples as grain, as well as agricultural, marine and livestock products. To meet the diverse demands of the consumer market, the division also endeavors to provide offerings that match consumer tastes by drawing on its global network, and its development and organizational capabilities.

Strategies, Core Businesses and Core Competence

Trading houses have two broad roles in the food business in Japan. The first is to provide a vital line of supply for the nation, which lacks natural resources. It is a trading firm's social mission to ensure stable imports of such basic foodstuffs as wheat, soybeans, corn and sugar, as well as marine and livestock products. The second role is to serve Japanese consumers with products that meet their needs. The division ensures stable food supplies by employing a global network and the resources of the Marubeni Group to deliver the products that Japanese consumers seek. Its comprehensive strengths as part of a trading house encompass upstream through downstream operations, from development and purchasing to processing, logistics and handling foreign exchange and market fluctuations.

Grain is a competitive strength for the division, which trades and imports 5.4 million metric tons annually. The division is the top player in feed among trading firms and is placed second in wheat and soybeans.

The division runs Columbia Grain, Inc., one of the largest grain collection and export bases on the U.S. West Coast. The division also maintains grain silos and feed factories in Japan as part of a nationwide supply structure. The division has an integrated setup ranging from overseas buying, collection, loading, shipping facilities and shipping management to domestic unloading and storage facilities, as well as operations to handle foreign exchange and market fluctuations.

Other elements of the division's stable global supply network are livestock and marine products businesses in the United States, Australia and China, as well as coffee processing operations in Brazil and wineries in Argentina.

In downstream areas, the division has investments in such leading retailers as The Maruetsu, Inc., The Daiei, Inc., confectionery wholesaler Yamaboshiya Co., Ltd., and frozen foods wholesaler Nacx Nakamura Corporation. These ties allow the division to obtain feedback on consumer trends at every stage, from intermediary distribution to production and raw materials procurement, for use in developing offerings that match consumer demand. The division harnesses information and logistics technologies to lower costs. In addition, it owns Ten Corporation, a chain of *tendon* (*tempura* on rice) restaurants, and has joined hands with Metro AG of Germany to establish a joint venture in Japan to run local cash-and-carry stores, and has also entered the food wholesaling business.

TIES WITH MARUETSU

In March 2001, Marubeni acquired a stake in The Maruetsu, Inc., a leading food supermarket chain in metropolitan areas, with 193 stores at the end of March 2002. Marubeni raised its holding to 25% at the close of March 2002. Marubeni's global network uses consumer trend information from Maruetsu in joint efforts with that company to develop products that match consumer tastes. Such efforts have helped enhance Maruetsu's corporate value and expand its transactions with Marubeni, thus solidifying the Group's business foundations.



A STRONG PLAYER IN GRAIN TRADING

Marubeni handles about 5.4 million metric tons of grain annually. It owns Columbia Grain *(below)*, which maintains a grain integration system covering the United States' major grain-producing areas, from Montana to Oregon. This subsidiary handles about 30% of exports from the U.S. West Coast and a similar share of annual wheat exports from the United States to Japan. Marubeni is the leading player among trading houses in the domestic grain business, with silo capacity of 750,000 metric tons and plants that produce 1.3 million metric tons of feed annually for nationwide distribution. Through Heartland International Co., Ltd., of Taiwan, a subsidiary that focuses on trading grain throughout Asia, Marubeni sells about two million metric tons of grain annually to Taiwan, Malaysia and Korea.



Agri-Marine Products Division

- Agri-Marine Products Administration Dept.
- Agri-Marine Products Accounting Dept.
- Cereals & Sugar Dept.
- Grain & Feedstuff Dept.
- Oilseeds, Fats & Oils Dept.
- Beverage Dept.
- Foods Merchandising Dept.
- Foods Marketing Project Dept.
- Farm Products Dept.
- Meat & Seafood Dept.
- Osaka Foodstuff Dept.

Textile Division



Masakatsu Takita, Corporate Vice President, COO


SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL
6.4%


SEGMENT ASSETS AS PERCENTAGE OF TOTAL
3.1%

Business Outline

The Textile Division maintains materials procurement, production, sales and distribution in Japan and overseas, handling business ranging from clothing and materials such as fiber and yarn to textiles and related products. With the emergence of specialty store retailers of private-label apparel (SPAs), the textiles market has rapidly become more consumer-driven. To respond swiftly to this trend, the division is maintaining a basic policy of maximizing access to consumer markets while developing a comprehensive lifestyle business. As part of that policy, the division is constructing and deploying a more competitive operational platform (see chart on opposite page), controlling risks and steadily expanding apparel sales.

Strategies, Core Businesses and Core Competence

The operating environment for Japan's textiles industry has changed markedly in the past few years, owing to a restructuring of the retail sector, and an intensification of price competition and a decline in domestic textiles manufacture due to cheap apparel imports. Other factors include Asia's maturity as a consumer market and China's participation in the World Trade Organization (WTO).

The division is tackling these challenges by involving itself more closely in the consumer market, in keeping with its basic policy. Based on its traditional strengths in materials sourcing and production in Japan and abroad, the division strives to pursue a high level of comprehensive business that covers everything from advanced materials to finished apparel, while consolidating its planning, design and distribution.

In materials, where it maintains many businesses and investments, particularly in Asia, the division works closely with Hong Kong-based subsidiary Marubeni Textile Asia Ltd. (MTA) to globally source competitive products and develop high-value-added materials, from standard to functional and unique products. In the year under review, imports accounted for more than 87% of the Japanese apparel market, with domestic materials production largely having moved offshore. To link with Japanese materials manufacturers that are shifting their production bases overseas, the division plans to position its products more advantageously by realigning and reinforcing production bases abroad and adding value to apparel products at its materials stage.

The division also actively develops applications for highly functional materials and industrial resources, such as carbon fibers, in which domestic manufacturers enjoy a competitive edge.

In apparel products, the division has diversified its capabilities to match varying consumer tastes and shorter fashion cycles, such as by handling smaller order, shorter delivery cycles, enhancing cost-competitiveness and stepping up quality control. The division is currently determining which operations should remain in Japan and which should shift abroad. Through Passport Fashion Company Limited (PFC), a Hong Kong subsidiary, the division is also launching and expanding garment production, especially in China and Vietnam, but also in Indonesia, Thailand, Korea and Southwest Asia. The division will strive to optimize its production structure to match customer demand. In addition, it will focus downstream in non-apparel operations, which mainly encompass interior furnishings. The division is determined to provide high-quality products at attractive prices by taking full advantage of its overseas production bases, particularly in China.

The division is employing IT to deploy an efficient supply chain management system that links domestic and overseas manufacturing to retailers. Such technology helps to track production and distribution and localize pre-distribution inspections. The division strives to eliminate total losses by methods such as slashing inventories, while quickly meeting customer needs.

In addition, Marubeni Fashion Planning Corp. (MFP), the planning and design arm of the division, offers comprehensive consulting and marketing services, including market analysis and the gathering and dissemination of information on the latest trends. By providing comprehensive planning and design capabilities, including the creation of brand concepts and business licensing, the division aims to enhance customer satisfaction.

PASSPORT FASHION COMPANY LIMITED

This subsidiary is the division's Asian headquarters for overseeing production control and sales of apparel, and enhancing Marubeni's overseas garment production business. Based in Hong Kong, Passport Fashion maintains branches and offices in Shanghai, Wuxi, Qingdao, Dalian, Beijing and Ho Chi Minh City. These extend the workforce and its capabilities while coordinating manufacturing and inspection systems that respond to customers' specific requests and quality standards.

Passport Fashion supplies garments to leading Japanese retailers, SPAs and apparel makers. It also harnesses the Marubeni Group's overseas network to increase business with well-known retailers and SPAs with international operations in Europe and the United States. This subsidiary looks set to be given a boost with China's admission to the WTO.

MARUBENI TEXTILE ASIA LTD.

While expanding operations from its headquarters in Hong Kong to Shanghai and Singapore, MTA plays a major role in driving the Marubeni Group's raw materials and textile transactions between offshore markets and with Japan.

In conjunction with the enhancement of garment production bases by Passport Fashion, MTA endeavors to reinforce the development of more competitive materials. It is involved not only in materials sales but also final products, in keeping with the division's goal of building a comprehensive textiles business. In China, where the quality of materials has improved significantly, the subsidiary is prioritizing not just sales but also materials sourcing to better meet customer needs.


Build/Apply Competitive IT-Based Platform = Solution Provider
Offering comprehensive solutions from planning to distribution—providing reasonably priced products that are quick to reach the customer.
Platform
Planning
Materials proposal supply
Garment manufacture
Overseas logistics
Domestic logistics
Stores
Consumers/Households
MFP
MTA/ Domestic offices
PFC
Control team
MRC*
EDI (Electronic data interchange)
KM (Knowledge management)

* Marubeni Ryutsu Center Co., Ltd. (Marubeni Textile Distribution Center Co., Ltd.)

Textile Division

- Textile Administration Dept.
- Textile Accounting Dept.
- Apparel Dept.–I
- Apparel Dept.–II
- Apparel Dept.–III
- Utility Apparel Dept.
- Apparel Material Dept.
- Industrial Material & Interior Furnishings Dept.
- Nagaoka Branch
- Okayama Branch
- Textile Hokuriku Branch

Development & Construction Division



Hideo Takeuchi, Corporate Vice President, COO

SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL


7.4%

SEGMENT ASSETS AS PERCENTAGE OF TOTAL


8.3%

Business Outline

The Development & Construction Division develops property in Japan and overseas, including condominiums and detached houses, retail stores, sports and leisure facilities and industrial estates. In its condominium sales business, the division has sold approximately 60,000 units of its Famille brand condominiums since 1963. In recent years, the division has completed around 3,000 units annually, making it highly influential among developers. The division maintains several operations that allow it to deliver wide-ranging capabilities for development projects. They are Marubeni Real Estate Sales Co., Ltd.; Benny Estate Service Co., Ltd., which offers property management services; Marubeni Real Estate Co., Ltd., which leases real estate; Marubeni Construction Co., Ltd., and Marubeni Setzbi Corporation, which both engage in construction.

Strategies, Core Businesses and Core Competence

Condominium sales remain the division's core source of earnings. With Famille condominiums, the division handles all aspects of the project from design, construction management and sales to after-sales service to ensure complete quality. Although the condominium market has remained buoyant over the past few years, prospects have become increasingly uncertain, leading to a widening gap among developers. To survive, the division will need to deliver more advanced product planning capabilities.

Since the year ended March 31, 2002, the division has harnessed Marubeni's position as a general trading house to incorporate foreign knowledge into Japanese lifestyles, and has stepped up efforts to ensure more innovative product planning.

Over the medium and long term, demand should remain solid for urban condominiums, notwithstanding occasional downturns owing to economic trends. This is because although Japan's population is expected to peak by 2006, demand for housing should continue to rise owing to growth in the number of small-unit families. The number of households should peak in around 2015. Demand should continue to expand in keeping with a natural human desire for home ownership, a strong consumer preference for condominiums, and an increased concentration of inner city residents.

Another factor in the division's favor is rising demand for better-quality housing. While Japanese living standards have progressed considerably in the past 50 years, they still lag behind those of Western nations in all aspects; for example, in terms of floor space. The division will continue to contribute to better housing in Japan.

The division is also striving to cultivate new businesses that can become core sources of earnings. They include office building rental, building construction, sub-leasing commercial facilities, and real estate investment funds, all of which are beginning to contribute to profits. Other operations are also doing well, notably Benny Estate Service, which has become a major condominium management firm, overseeing 101,381 units as of the end of the year under review. Marubeni Real Estate and Tipness Co., Ltd., a fitness club chain that is a joint venture with Suntory Ltd., also contribute to the division's earnings.

In the years ahead, the division will continue to draw on its comprehensive capabilities to build its capacity around the housing business.

BUSINESS HIGHLIGHTS

GRAND BRILLER YOKOHAMA YAMASHITA PARK



Grand Briller Yokohama Yamashita Park is a 10-story condominium with 166 units, three of which are stores and 10 offices. The property offers an exclusive location, overlooking Yamashita Park and Yokohama Port, both popular symbols of the city. Andrée Putman, a Parisian who designed interiors for the Sheraton Hotel in Paris and the Concorde jet, fashioned the exterior, common facilities and interior design, which match the development's magnificent location.

HOUSING PROJECTS IN SHANGHAI, CHINA

Marubeni has sold 512 town houses as part of the first and second phases of 928-unit Sakura Garden in Shanghai, China *(below)*, and is developing and selling 416 units for the third phase. It has also started constructing 454 units for the first stage of a low-rise condominium project, called Phoenix City, which will eventually feature 1,800 units. This new development will help meet surging demand for housing in Shanghai when sales start in early summer 2002.



FAMILLE TAKARAZUKA GRAND-SUITE TOWER

Marubeni is selling 177 units at Famille Takarazuka Grand-Suite Tower, a 32-floor condominium located next to the Takarazuka Grand Theater, overlooking Mukogawa River. The building is just eight minutes walk from Takarazuka Station on the Hankyu Takarazuka line. Durrant-Media Five Ltd., which has worked on projects for hotels and condominiums around the world, planned the public areas at Famille Takarazuka Grand-Suite Tower to deliver hotel-like spaciousness. Marubeni also provides a wide range of services at the condominium.



Development & Construction Division

- Development & Construction Administration Dept.
- Development & Construction Accounting Dept.
- Development & Construction Dept.–I
- Development & Construction Dept.–II
- Osaka Development & Construction Dept.
- Chugoku Development & Construction Dept.
- Overseas Development & Construction Dept.
- Property Management Dept.



Hitoshi Sakamoto, Corporate Vice President, COO

SEGMENT GROSS TRADING PROFIT AS PERCENTAGE OF TOTAL


1.6%

SEGMENT ASSETS AS PERCENTAGE OF TOTAL


7.1%

Business Outline

This division focuses on finance, insurance, foreign currency trading and logistics, which have long provided important support for trading house activities. The division was established in April 2001, to provide high-value-added fee-generating services from these areas. The division pursues revenue and earnings opportunities by creating new business models that integrate financial, logistics and information technologies.

Strategies, Core Businesses and Core Competence

The services in the division's four fields provide Companywide cross-divisional support, and constitute core competence.

The division's financial and risk solutions services are far more extensive than those offered by financial institutions, drawing on the marketing clout and financial expertise unique to Marubeni as a trading firm. For example, the division's investments in real estate, management buy-in and venture capital funds, and the set-up, management and sales of funds take advantage of Marubeni's business cultivation capabilities and networks. The division maintains a securities firm that offers investment advisory services to both the professional and private investor, employing risk and portfolio management capabilities fostered internally over the years.

The division provides life and general insurance for individuals and corporations. It also offers trade credit insurance, for which demand is rising in Japan. The division is keen to enter niche areas between life and general insurance, such as nursing care and disability income insurance.

Foreign currency trading and logistics services are trading house basics. The division offers quality foreign exchange services to Marubeni customers through other operating divisions and harnesses advanced risk management to expand profits.

The division serves Marubeni's traditional need for sophisticated international logistics services. It has expanded its capabilities to encompass supply chain management, third-party logistics and other solutions in line with customer requirements in Japan and overseas. The division jointly operates an international container terminal business in which it is a leader among trading houses.

The key focuses in new investments are risks and returns. The division concentrates resources in areas where preliminary assessments indicate it can demonstrate its strengths. The division also seeks capital gains and balance sheet renewal by divesting existing projects. It aims to maximize profits while constraining asset growth in a drive to build a dynamic business model.

MANAGING CORPORATE ACQUISITION FUNDS

Marubeni established APM Co., Ltd., to oversee management buy-in and buy-out funds. The company launched its first fund in 1997 and its second in 2000. It is a pioneer in its field in Japan and has already recouped some of its investments.

EXPANDING LOGISTICS OPERATIONS

Thailand's Eastern Sea Laem Chabang Terminal Co., Ltd., is the leading terminal operator at Laem Chabang port, accounting for more than 20% of cargo passing through that facility every year. In calendar 2001, this Marubeni subsidiary handled 500,000 20-foot-equivalent containers.



BUILDING A SECURITIES PRESENCE

The subsidiary Financial Planners Link Securities, Co., Ltd., tailors its services to clients' life plans. The company optimizes asset management through consulting based on financial plan proposals, and provides execution and support for financial product purchases.



Finance & Logistics Business Division

- Finance & Logistics Administration Dept.
- Finance & Logistics Business Dept.
- Treasury & Trading Dept.
- Logistics Business Dept.

Business Incubation Department

Business Outline

Marubeni established the Business Incubation Department in April 2001 to operate beyond the traditional divisional framework and cultivate new businesses. The department is developing business models that will become part of Marubeni's core operations in three to five years. The department is focusing on biotechnology, nanotechnology and other new technologies, as well as new markets and expanding industries such as health care.

Strategies

1. *Gather and assess deal-flows through invested funds:*
   Uncover and invest in promising new business seeds by utilizing Japanese, U.S. and European biotechnology, nanotechnology and health-care funds. Deal-flows are selected by in-house criteria and through technical screening from contract consultants.
2. *Provide solutions:*
   Invest in and provide solutions for promising technologies and ventures to increase the value of the invested company. Examples of assistance include setting up the company, organizing management, promoting sales and entering overseas/Japanese markets.
3. *Earn returns:*
   Obtain patent usage and exclusive sales rights as returns for the above-mentioned assistance. Expect capital gains from initial public offerings and dividends and at the same time generate revenues and earnings from regular trading operations.

The department aims to commercialize not only the product but also the intellectual property and the accumulated expertise as a trading house. The department will utilize Marubeni's global network and maintain close ties with other divisions to carry out these plans.

Strategies and Business Model for Business Incubation


Venture
Growth
Profitable Company
SOLUTION
○ Investment
○ Management assistance
○ Overseas expansion, etc.
MARUBENI
RETURN
○ Earn intellectual property
○ Sole sales agency
○ Capital gain

○ Develop intellectual property business, in addition to the product itself.
○ Hands-on support:
  ○ Raise the value of the invested company by assisting its management.
  ○ Invest in early-stage ventures as well as mid- to late-stage businesses.

Achievements

In the year under review, the Business Incubation Department invested in nine projects, totaling about ¥2 billion. In all these cases, the growth potential and originality of partners' patents and know-how were thoroughly assessed.

Biotechnology

○ In this field, target areas are research and development of genome drugs, analyzing tools for genome drug diagnostics, applied technologies for immunity and regenerative medicine, and environmental-related technology.

○ The department has invested in several U.S. biotechnology-related venture funds and in Europe's Merlin Biosciences Fund. Through such investments, the department will be able to focus efficiently on promising ventures and create new business opportunities and alliances.

○ In Japan, the department has invested in two venture companies. One is Lymphotec Inc., which is carrying out research on immunotherapy by processing lymphocytes. The other is NanoCarrier Co., Ltd., which conducts clinical tests on drug delivery systems. The department is helping these companies to enter the U.S. market.

○ The department formed an alliance with Columbia University in the United States to provide funds to identify and validate novel neurodegenerative drugs, particularly for disorders such as Alzheimer's disease. Furthermore, the department is considering creating a new technology fund with the university.

COLUMBIA UNIVERSITY IN THE CITY OF NEW YORK



Nanotechnology

○ In nanotechnology, which offers countless applications, the department has identified specific areas that utilize Marubeni's capabilities as a trading house, and has begun to contact individual technologies and ventures.

○ In order to swiftly identify promising businesses in this field, the department invested in the Critical Technology Fund, which is Japan's first nanotechnology fund. Marubeni is the largest investor from the private sector. The department also invested in the fund's operating company. These moves strengthened the department's ties with the fund, which not only opened access to emerging technologies but also gained professional technological assessments for nanotechnology.

Health Care

○ The department will introduce advanced technologies from Europe and the U.S. in medical treatment, elderly care services and health improvement fields and form alliances with companies in different fields to develop new business models in these areas.

○ To enter the childcare market, the department acquired a 2.7% stake in Coty Co., Ltd., which manages nurseries mainly in Sapporo. The department will employ the network and facilities of the Marubeni Group to support Coty's aim to build a nationwide nursery network and establish a total childcare business model. In return, the department will obtain new share options.

New Technologies

○ The targets in this area are cutting-edge technologies that can transform current business sectors and industrial structure, particularly in the medical, telecommunications and environment fields.

○ The department acquired a 34% stake in the Japanese sales subsidiary of Given Imaging Ltd., a NASDAQ-traded manufacturer of revolutionary capsule endoscopes *(below)*. This product removes the mental and physical discomfort that can be caused by fiber endoscopes, and is able to provide complete visualization of the entire small intestine.



In April 2000, Marubeni established a Risk Management Division, reporting directly to the President, to manage risk on a Companywide basis and strengthen risk management functions. In addition to the new organizational structure, the Company adopted the following systems within its risk management methodology.

Credit Risk Reserves

Credit management is a core business function for a trading house. As such, Marubeni recognizes that credit risk cost arises where a transaction counterparty becomes unable to meet its contractual obligations, and has introduced a system of credit risk reserves with the aim of securing sufficient return on risk taken. The Company has formalized a system of appropriating reserves, on a quarterly basis, which are calculated using the end-of-quarter exposure and a risk rating given to each customer based on the bankruptcy rate. These reserves are reflected in the Company's consolidated financial statements from the fiscal year ended March 31, 2002.

Integrated Risk Management

Traditionally, aggregate risk has been quantified and managed on a country, industry, customer credit rating and account-type basis. Consequently, where the country, industry, customer credit rating and account type was the same, the level of risk was also assumed to be the same. However, because of a diversification effect, the level of risk is different for ¥1 billion exposure concentrated on one company and the same amount spread evenly among 100 companies.

In the past, the Company has suffered overexposure to certain countries and industrial sectors. To avoid such problems recurring in the future, a portfolio-based risk management system, known as integrated risk management, has been employed. Portfolio risk is measured on total Group assets and used to calculate the necessary level of risk capital. Companywide risk is then managed within this predetermined level of risk capital. Currently, the Company's asset portfolio is classified according to country, industry, credit rating and account type. Within the portfolio, diversification and correlation effects are factored in to determine the maximum potential loss each quarter. This is then used to assess portfolio structure, and the asset mix of the portfolio is reallocated if required, to maximize return on risk assets. By employing this system, Marubeni aims to improve Group earnings and maximize corporate value.

Marubeni is implementing and expanding a worldwide single certification system, based on ISO 14001 certification, for the whole Marubeni Group. This common worldwide environmental management system will enable all directors and employees of the Marubeni Group to share the same awareness and deal with environmental issues in a unified manner.

As of the end of March 2002, the certification has been expanded to include Marubeni's Tokyo and Osaka headquarters, three domestic branches, three domestic offices, five overseas corporate subsidiaries and 31 consolidated subsidiaries, including two Hong Kong-based subsidiaries.

Under the Marubeni Group Environmental Policy, each Company employee makes constant efforts to achieve environmental preservation and reduce environmental risk while undertaking daily business activities.

Such efforts by the Company have led to Marubeni's selection as an investment-grade stock by the Japan Research Institute Limited, which was commissioned by a leading European financial institution to create a Japanese equity eco-fund. Marubeni is also part of the Dow Jones Sustainability World Index. This benchmark comprises global corporations that have contributed significantly to economic, environmental and social progress.

Marubeni Group's Environmental Policy

Basic Principle

Marubeni Group, aware of its responsibility as a good corporate citizen, will do its utmost to preserve the environmental well-being of the earth, while striving for the harmony and prosperity of human society.

Basic Policy

Considering the global nature and diversified business activities of the Marubeni Group, basic policy in connection with global environmental preservation related to Marubeni Group's activities shall be established as follows:

1. While undertaking business activities, environmental impacts will always be considered and efforts to reduce environmental risks, protect the environment and prevent pollution will be made.

    (1) International environmental guidelines and environmental laws and regulations related to the country concerned and local self-governing body etc. will be observed.

    (2) At the time new investment and business is commenced and new equipment introduced, the reduction of environmental impacts will be considered.
    This will be especially true for resource development projects where the preservation of the natural ecosystem and regional environment will be given great consideration and care.

    (3) In daily office work, green procurement, energy savings, resource savings, reduction of waste and improvement of business efficiency will be carried out.

    (4) Efforts to create goods, services and social systems related to protection and/or improvement of the environment will be made.

2. In line with the spirit of this Environmental Policy, efforts toward and continuous improvement of the environmental management system of the Marubeni Group shall be made.

3. All directors and employees shall be notified of this Environmental Policy and this Environmental Policy will also be made available to the public.

December 20, 2001

Marubeni Corporation
President

Tohru Tsuji

Tohru Tsuji

Marubeni recognizes the importance of its role as a community member and its contribution to the communities in which it operates.

The Marubeni Foundation

The Marubeni Foundation was established by the Company in 1974, to promote social welfare activities. Authorized by Japan's former Ministry of Health and Welfare (now called the Ministry of Health, Labour and Welfare), the Foundation provides ¥100 million annually to social welfare facilities and related bodies throughout Japan.



Automobile donated by the Marubeni Foundation

In the 27 years since its establishment, the Foundation has made 1,426 contributions nationwide, or more than 50 annually, totaling ¥2.7 billion. The contributions are used for purchases of property, equipment and vehicles, as well as for renovations of facilities for the mentally and physically disabled, the elderly, children and volunteer organizations. The Fund also supports welfare-related surveys and research. It has received many inquiries in recent years from organizations tackling such social issues as the environment, school truancy, domestic violence and homelessness. All these areas are part of the Marubeni Foundation's broad scope.

The Foundation has maintained donation levels, despite declining returns on its investments due to low interest rates. To secure new revenue sources, it formed the ¥100 Club, which comprises approximately 4,000 volunteer donors, including board members and current and retired employees. The Foundation also seeks donations from Marubeni Group companies. Marubeni matches donations from the ¥100 Club and Group companies.

Although initially supported entirely by Marubeni, the Foundation now draws on the resources of the whole Group and its employees. The Foundation has earned an outstanding reputation as a corporate-affiliated philanthropic organization for the scale of its contributions and its consistency. In 2001, the Tokyo Metropolitan Government and the Okinawa Prefectural Government recognized the Foundation's achievements with letters of thanks.

Scholarship System and Other Activities

The Company established Marubeni Scholarship Funds in the Philippines in 1989, in Vietnam in 1994 and in Indonesia in 1999. Originally financed by Marubeni, the funds provide disbursements from investment gains. In the Philippines, scholarships are used for vocational training and in Indonesia for university education. In Vietnam, Marubeni scholarships are used to pay primary school fees and donate computers. In the fiscal year ended March 31, 2002, the Fund aided a total of 243 students in these three countries.

Marubeni also engages in grass-root community activities in Japan, such as semiannual cleanups with local residents in the area around our Tokyo headquarters, and the collection of clothing from employees to be sent to refugees overseas.

$500,000 Donated to American Red Cross Following Terrorist Attacks

In condolence for the terrorist attacks in the United States on September 11, 2001, and to aid with rescues and restoration, Marubeni and Marubeni America Corporation (MAC) donated $500,000 to the American Red Cross. This money is being used for relief for victims and their families.

In addition, MAC has provided temporary office space to companies that lost facilities in the attacks, has matched contributions to condolence money from employees, and has raised funds in response to appeals from the Japanese Chamber of Commerce and Industry, and the Nippon Club.

FINANCIAL SECTION

CONTENTS

Marubeni Corporation
Years ended March 31, 2002, 2001, 2000, 1999, 1998 and 1997

	Millions of yen						Thousands of U.S. dollars
	2002	2001	2000	1999	1998	1997	**2002**
For the year:							
Trading transactions:							
Domestic	**¥3,232,883**	¥3,754,652	¥4,571,183	¥ 5,183,131	¥ 5,931,831	¥ 6,604,469	**$24,307,391**
Export	**1,209,677**	1,184,653	1,250,165	2,163,734	2,535,228	2,190,089	**9,095,316**
Import	**1,519,451**	1,760,793	1,425,294	1,452,026	1,710,749	1,727,032	**11,424,444**
Offshore	**3,010,234**	2,736,765	2,975,800	3,161,266	3,462,709	3,448,387	**22,633,338**
Total volume of trading transactions	**8,972,245**	9,436,863	10,222,442	11,960,157	13,640,517	13,969,977	**67,460,489**
Gross trading profit	**436,804**	479,754	453,496	522,356	534,485	496,550	**3,284,241**
Income (loss) before income taxes and equity in earnings (losses)	**(165,155)**	6,688	5,419	(149,904)	54,922	57,504	**(1,241,767)**
Net income (loss)	**(116,418)**	15,036	2,060	(117,729)	17,230	20,113	**(875,323)**
At year-end:							
Total assets	**4,805,669**	5,320,604	5,584,353	6,511,841	7,388,101	7,550,347	**36,132,850**
Total shareholders' equity	**263,895**	342,297	324,301	354,017	475,253	512,929	**1,984,173**
Interest-bearing debt	**3,184,884**	3,428,363	3,736,136	4,546,681	4,915,046	4,935,317	**23,946,496**
	Yen						U.S. dollars
Amounts per 100 shares:							
Basic earnings (loss)	**¥(7,792)**	¥1,006	¥138	¥(7,880)	¥1,153	¥1,346	**$(58.59)**
Diluted earnings (loss)	**(7,792)**	940	138	(7,880)	1,054	1,289	**(58.59)**
Cash dividends	**—**	—	—	300	600	600	**—**

Note: U.S. dollar amounts above and elsewhere in this report are converted from yen, for convenience only, at the prevailing exchange rate of ¥133 to US$1 as of March 29, 2002.

Operating Environment

In the fiscal year ended March 31, 2002, Japanese exports declined, particularly those related to IT, while the economy continued to deflate slightly. This constrained corporate earnings, while personal consumption was depressed due to worsening unemployment and stagnating income levels.

In the U.S., the economy slowed from spring 2001, while European economies were lackluster overall and other Asian economies generally lacked steam.

Total Volume of Trading Transactions

On a consolidated basis, Marubeni's total volume of trading transactions dropped ¥464.6 billion, or 4.9%, to ¥8,972.2 billion (US$67,460 million).

By Transaction Type

Domestic transactions were off ¥521.8 billion, or 13.9%, to ¥3,232.9 billion (US$24,307 million), due mainly to declines in Metals and Machinery. Exports rose ¥25.0 billion, or 2.1%, to ¥1,209.7 billion (US$9,095 million), on the strength of gains in Machinery. Imports dropped ¥241.3 billion, or 13.7%, to ¥1,519.5 billion (US$11,424 million), primarily because of declines in Energy and Metals. Offshore transactions increased ¥273.5 billion, or 10.0%, to ¥3,010.2 billion (US$22,633 million), as a result of improvements in Energy.

By Region

Total volume of trading transactions in Japan dipped ¥783.0 billion, or 8.8%, to ¥8,163.8 billion (US$61,382 million), reflecting reductions resulting from the transfer of the Iron & Steel business to Marubeni-Itochu Steel Inc. Transactions in North America advanced ¥252.1 billion, or 18.7%, to ¥1,599.9 billion (US$12,029 million), primarily due to an increase in Energy. European transactions rose ¥27.2 billion, or 8.0%, to ¥366.1 billion (US$2,753 million), mainly because of increases in automobiles. In Asia and Oceania, transactions plunged ¥101.9 billion, or 14.5%, to ¥600.5 billion (US$4,515 million), also chiefly owing to reduced transaction volume of overseas corporate subsidiaries. Transactions in other regions increased ¥32.4 billion, or 4.1%, to ¥820.4 billion (US$6,168 million).

Total Volume of Trading Transactions and Gross Trading Profit by Operating Segment

IT Business transactions rose ¥16.0 billion, or 3.6%, to ¥467.1 billion (US$3,512 million), reflecting growth in telecommunications systems for other Asian countries. Gross trading profit for the segment fell ¥8.1 billion, or 19.7%, to ¥33.2 billion (US$250 million). This was because of declines in overseas projects, a higher cost of sales owing to capital expenditures, and deteriorating market conditions in IT product-related businesses.

Utility & Infrastructure transactions were down ¥94.8 billion, or 22.3%, to ¥329.8 billion (US$2,479 million). This followed a decrease in power station projects in North America, which offset rises in Brunei and Vietnam and gains in power consolidation operations in the United Kingdom. Gross trading profit in this segment climbed ¥0.4 billion, or 4.3%, to ¥10.6 billion (US$79 million), on the back of power projects in Brunei, Vietnam and India, power consolidation operations in the United Kingdom and gains in domestic power operations.

Plant & Ship transactions advanced ¥89.3 billion, or 17.5%, to ¥600.7 billion (US$4,516 million), reflecting expanded transactions in energy and chemicals plants in Africa and Latin America, and ships. Gross trading profit fell ¥9.9 billion, or 49.2%, to ¥10.3 billion (US$77 million), however, mainly because reduced transactions in industrial plants for China and Southeast Asia outweighed gains in energy and chemicals plants in Africa.

Trading Transactions by Type

(Years ended March 31)


(Trillions of yen)
16
12
8
4
0
13.6
12.0
10.2
9.4
9.0
1998
1999
2000
2001
2002
Offshore
Import
Export
Domestic

Transportation & Industrial Machinery transactions slipped ¥62.3 billion, or 7.4%, to ¥774.2 billion (US$5,821 million), mainly because of lower construction machinery transactions. Gross trading profit was down ¥0.7 billion, or 1.3%, to ¥52.5 billion (US$394 million).

Energy transactions improved ¥285.8 billion, or 15.0%, to ¥2,196.9 billion (US$16,518 million), owing to increased oil trading overseas. Gross trading profit dropped ¥1.0 billion, or 3.1%, to ¥30.3 billion (US$228 million), however, because of the lower profitability of resources development businesses amid declining oil prices.

Metals & Mineral Resources transactions were down ¥47.7 billion, or 9.1%, to ¥476.1 billion (US$3,580 million), as a result of reduced transactions in iron ore and sluggish nonferrous metals markets. Gross trading profit was off ¥0.9 billion, or 6.0%, to ¥14.6 billion (US$110 million), stemming from poor market conditions and reduced transactions in electronics materials for IT applications.

The **Iron & Steel** segment no longer exists, as Marubeni transferred these operations to Marubeni-Itochu Steel Inc. as of October 1, 2001. As a consequence, segment results for the first half of the fiscal year ended March 31, 2002—i.e. transactions of ¥238.2 billion (US$1,791 million) and gross trading profit of ¥11.8 billion (US$89 million)—were included in corporate and elimination.

Chemicals transactions declined ¥62.7 billion, or 10.4%, to ¥538.9 billion (US$4,052 million), reflecting poor markets for such products as organic chemicals and electronic materials, particularly in Asia. Gross trading profit thus decreased ¥0.9 billion, or 3.0%, to ¥28.7 billion (US$216 million).

Forest Products & General Merchandise transactions were down ¥65.8 billion, or 8.3%, to ¥728.5 billion (US$5,477 million), owing to downturns in the markets for paper, logs and plywoods. Gross trading profit declined ¥3.2 billion, or 7.2%, to ¥40.8 billion (US$307 million), amid fluctuating pulp prices, reduced margins in paper transactions and decreased trading in logs and plywoods.

Agri-Marine Products transactions fell ¥8.0 billion, or 0.8%, to ¥1,044.8 billion (US$7,856 million), owing primarily to lower transactions in livestock. Poorer margins on livestock and grain products led to a ¥4.8 billion, or 7.3%, fall in gross trading profit, to ¥60.3 billion (US$453 million).

Textile transactions decreased ¥50.5 billion, or 10.3%, to ¥438.4 billion (US$3,296 million), owing to a slowdown in domestic trading and an overhaul of low-profitability operations. Gross trading profit was down ¥2.4 billion, or 8.0%, to ¥28.1 billion (US$212 million), as a result of lower margins on domestic and import trading.

Development & Construction transactions dropped ¥22.6 billion, or 10.9%, to ¥184.9 billion (US$1,390 million), because of falling sales in Japan. Enhanced margins boosted gross trading profit ¥3.1 billion, or 10.5%, to ¥32.2 billion (US$242 million).

Finance & Logistics Business transactions totaled ¥46.5 billion (US$349 million). Gross trading profit was ¥6.8 billion (US$51 million).

Transactions of **domestic branches and offices** dropped ¥137.8 billion, or 31.7%, to ¥297.4 billion (US$2,236 million), reflecting the transfer of Marubeni's Iron & Steel business to Marubeni-Itochu Steel Inc. Gross trading profit was off ¥4.8 billion, or 42.4%, to ¥6.6 billion (US$50 million).

Transactions of **overseas corporate subsidiaries and branches** fell ¥129.2 billion, or 10.5%, to ¥1,100.1 billion (US$8,271 million), as a result of the transfer of the Iron & Steel business and a downturn in machinery-related transactions. Gross trading profit, however, advanced ¥4.8 billion, or 6.8%, to ¥74.7 billion (US$562 million).

Gross Trading Profit
(Years ended March 31)


(Billions of yen)
540
405
270
135
0
534
522
453
480
437
1998
1999
2000
2001
2002

Net Income (Loss)
(Years ended March 31)


(Billions of yen)
21
14
7
0
-200
17.2
(117.7)
2.1
15.0
(116.4)
1998
1999
2000
2001
2002

Diluted Earnings per 100 Shares
(Years ended March 31)


(Yen)
1,200
800
400
0
-8,000
1,054
(7,880)
138
940
(7,792)
1998
1999
2000
2001
2002

Costs, Expenses and Earnings

As a result of the above factors, gross trading profit was down ¥43.0 billion, or 9.0%, to ¥436.8 billion (US$3,284 million).

Operating profit dropped ¥40.7 billion, or 98.1%, to ¥0.8 billion (US$6 million). Although selling, general and administrative expenses were lower as a result of a drive to cut costs, provision for doubtful accounts, which was reserved for future loss, increased.

Income before income taxes and equity in (losses) earnings of affiliated companies was down ¥171.8 billion, to a loss of ¥165.2 billion (US$1,242 million), owing to a decrease in operating profit and evaluation loss incurred on investment securities and fixed assets. Loss before equity in (losses) earnings of affiliated companies decreased ¥95.6 billion, to a loss of ¥97.5 billion (US$733 million).

Net income dropped ¥131.5 billion, to a net loss of ¥116.4 billion (US$875 million). This was due mainly to a decrease of ¥35.8 billion in equity in (losses) earnings of affiliated companies - net (after income tax effects) as a result of evaluation loss on fixed assets, in addition to the above-mentioned losses.

Financial Position

At the close of the fiscal year ended March 31, 2002, consolidated total assets were ¥4,805.7 billion (US$36,133 million), down ¥514.9 billion, or 9.7%. This was due to the transfer of the Iron & Steel business to Marubeni-Itochu Steel Inc., reviews of low-profitability transactions, and business reorganizations and asset sales, which reduced notes and accounts receivable, inventories, investment securities and other investments and long-term receivables. Consolidated interest-bearing debt declined ¥243.5 billion, or 7.1%, to ¥3,184.9 billion (US$23,947 million), reflecting efforts to cut total assets. Net interest-bearing debt after deducting cash and cash equivalents was down ¥376.9 billion, or 12.2%, to ¥2,712.9 billion (US$20,398 million). During the period under review, Marubeni adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (updated with SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities"), which boosted consolidated interest-bearing debt by ¥39.7 billion. After factoring out this impact, net interest-bearing debt fell ¥416.6 billion, or 13.5%, to ¥2,673.2 billion (US$20,099 million).

Total shareholders' equity dropped ¥78.4 billion, or 22.9%, to ¥263.9 billion (US$1,984 million), reflecting a net loss recorded during the period under review, which offset a rise in accumulated other comprehensive loss. Consequently, the net debt-to-equity ratio slipped 1.25 points, to 10.28 times.

Cash Flows

Net cash provided by operating activities increased ¥19.2 billion, or 10.7%, to ¥198.5 billion (US$1,492 million), due to efficient operations through reduction of receivables and inventories. Net cash provided by investing activities was ¥74.5 billion (US$560 million), due to proceeds from sales and redemptions of securities and other investments, and collection of loans receivable, down ¥113.5 billion, or 60.4%. Thus, free cash inflow for the period was ¥273.0 billion (US$2,052 million). Net cash used in financing activities was ¥150.1 billion (US$1,129 million), after the free cash inflow was applied to reduce interest-bearing debt and enhance liquidity. As a result, cash and cash equivalents at end of year were up ¥136.8 billion, or 41.5%, to ¥466.6 billion (US$3,509 million).

Total Assets

(At March 31)



(Trillions of yen)
8
6
4
2
0
7.4
6.5
5.6
5.3
4.8
1998
1999
2000
2001
2002

Interest-bearing Debt

(At March 31)



(Trillions of yen)
5.00
3.75
2.50
1.25
0.00
4.9
4.5
3.7
3.4
3.2
1998
1999
2000
2001
2002

Total Shareholders' Equity

(At March 31)



(Billions of yen)
500
375
250
125
0
475
354
324
342
264
1998
1999
2000
2001
2002

CONSOLIDATED BALANCE SHEETS

Marubeni Corporation
At March 31, 2002 and 2001

Assets	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars (Note 1) 2002
Current assets:			
Cash and cash equivalents *(Notes 2 and 15)*	¥ 466,642	¥ 329,811	$ 3,508,586
Time deposits *(Notes 7 and 15)*	5,336	8,713	40,120
Investment securities *(Notes 2, 3, 7 and 15)*:			
Marketable equity securities	751	383	5,647
Other	63,198	87,027	475,173
Notes and accounts receivable - trade *(Notes 5 and 7)*:			
Notes receivable	181,566	294,082	1,365,158
Accounts receivable	919,741	1,233,961	6,915,346
Due from affiliated companies	182,708	145,123	1,373,744
Allowance for doubtful accounts	(34,213)	(26,832)	(257,241)
Inventories *(Notes 2 and 7)*	439,278	481,227	3,302,842
Advance payments to suppliers	67,074	76,146	504,316
Deferred income taxes *(Note 10)*	33,207	27,886	249,677
Prepaid expenses and other current assets	162,271	115,309	1,220,083
Total current assets	2,487,559	2,772,836	18,703,451
Investments and long-term receivables:			
Affiliated companies *(Notes 2 and 4)*	283,944	289,575	2,134,917
Securities and other investments *(Notes 2, 3, 7 and 15)*:			
Marketable equity securities	164,484	204,414	1,236,722
Other	389,373	447,968	2,927,617
Notes, loans and accounts receivable - trade, net of unearned interest, less allowance for doubtful accounts of ¥115,341 million ($867,226 thousand) in 2002 and ¥102,894 million in 2001 *(Notes 2, 5, 7 and 15)*	332,254	512,036	2,498,150
Property leased to others, at cost, less accumulated depreciation of ¥93,402 million ($702,271 thousand) in 2002 and ¥104,203 million in 2001 *(Notes 2 and 7)*	249,781	302,161	1,878,053
Total investments and long-term receivables	1,419,836	1,756,154	10,675,459
Property and equipment, at cost *(Notes 2, 6 and 7)*:			
Land and land improvements	181,675	188,930	1,365,977
Buildings	306,152	321,377	2,301,895
Equipment	302,286	306,441	2,272,827
	790,113	816,748	5,940,699
Accumulated depreciation	(278,239)	(284,028)	(2,092,022)
Net property and equipment	511,874	532,720	3,848,677
Prepaid pension cost *(Note 9)*	93,829	84,507	705,481
Deferred income taxes *(Note 10)*	154,391	83,899	1,160,835
Other assets	138,180	90,488	1,038,947
Total assets	¥ 4,805,669	¥ 5,320,604	$ 36,132,850

See accompanying notes.

Liabilities and shareholders' equity	Millions of yen 2002	2001	Thousands of U.S. dollars (Note 1) 2002
Current liabilities:			
Short-term loans *(Notes 7, 8 and 15)*	¥ 719,254	¥ 835,663	$ 5,407,925
Current portion of long-term debt *(Notes 7, 8 and 15)*	528,048	475,842	3,970,286
Notes and accounts payable - trade:			
Notes and acceptances payable *(Note 7)*	222,066	282,169	1,669,669
Accounts payable	624,962	796,750	4,698,962
Due to affiliated companies	52,371	48,845	393,767
Advance payments received from customers	58,138	46,824	437,128
Income taxes *(Note 10)*	10,967	9,459	82,459
Deferred income taxes *(Note 10)*	1,490	1,720	11,203
Accrued expenses and other current liabilities	223,912	227,939	1,683,548
Total current liabilities	2,441,208	2,725,211	18,354,947
Long-term debt, less current portion *(Notes 7, 8 and 15)*	2,048,454	2,193,789	15,401,910
Employees' retirement benefits *(Notes 2 and 9)*	12,893	13,960	96,940
Deferred income taxes *(Note 10)*	6,345	14,766	47,707
Minority interests in consolidated subsidiaries	32,874	30,581	247,173
Commitments and contingent liabilities *(Note 17)*			
Shareholders' equity *(Note 11)*:			
Common stock:			
Authorized shares - 3,000,000,000			
Issued and outstanding shares - 1,494,021,081 in 2002 and 2001	194,039	194,039	1,458,940
Additional paid-in capital	216,993	216,993	1,631,526
(Accumulated deficit) retained earnings	(94,754)	21,664	(712,436)
Accumulated other comprehensive loss *(Notes 3, 9, 10 and 12)*	(52,375)	(90,398)	(393,797)
Cost of common stock in treasury - 88,388 shares in 2002 and 3,766 shares in 2001	(8)	(1)	(60)
Total shareholders' equity	263,895	342,297	1,984,173
Total liabilities and shareholders' equity	¥ 4,805,669	¥ 5,320,604	$ 36,132,850

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

Marubeni Corporation
Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2002	2001	2000	2002
Total volume of trading transactions *(Notes 2, 4 and 13)*	¥ 8,972,245	¥ 9,436,863	¥ 10,222,442	$ 67,460,489
Gross trading profit	¥ 436,804	¥ 479,754	¥ 453,496	$ 3,284,241
Expenses:				
Selling, general and administrative expenses	392,092	400,356	411,511	2,948,060
Provision for doubtful accounts *(Note 5)*	43,936	37,916	25,655	330,346
Total	436,028	438,272	437,166	3,278,406
Operating profit	776	41,482	16,330	5,835
Other income (expenses):				
Interest expense, net of interest income: 2002, ¥45,773 million ($344,158 thousand); 2001, ¥75,262 million; 2000, ¥88,174 million	(29,492)	(29,532)	(32,584)	(221,744)
Dividends	7,477	7,692	5,221	56,218
(Loss) gain on investment securities *(Note 3)*	(83,814)	2,318	49,326	(630,181)
(Loss) gain on property and equipment *(Note 6)*	(43,636)	3,738	(4,782)	(328,090)
Other - net *(Notes 2 and 14)*	(16,466)	(19,010)	(28,092)	(123,805)
Total	(165,931)	(34,794)	(10,911)	(1,247,602)
(Loss) income before income taxes and equity in (losses) earnings of affiliated companies	(165,155)	6,688	5,419	(1,241,767)
Provision (benefit) for income taxes *(Note 10)*:				
Current	19,704	21,784	39,949	148,150
Deferred	(87,378)	(13,258)	(32,932)	(656,977)
	(67,674)	8,526	7,017	(508,827)
Loss before equity in (losses) earnings of affiliated companies	(97,481)	(1,838)	(1,598)	(732,940)
Equity in (losses) earnings of affiliated companies - net (after income tax effects) *(Notes 4 and 10)*	(18,937)	16,874	3,658	(142,383)
Net (loss) income	¥ (116,418)	¥ 15,036	¥ 2,060	$ (875,323)
	Yen			U.S. dollars
Basic (loss) earnings per 100 shares *(Note 2)*	¥ (7,792)	¥ 1,006	¥ 138	$ (58.59)
Diluted (loss) earnings per 100 shares *(Note 2)*	¥ (7,792)	¥ 940	¥ 138	$ (58.59)

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Marubeni Corporation
Years ended March 31, 2002, 2001 and 2000

	Millions of yen						*Thousands of U.S. dollars (Note 1)*	
	2002		2001		2000		2002	
Common stock:								
Balance at beginning of year	**¥ 194,039**		¥ 194,039		¥ 194,039		**$ 1,458,940**	
Balance at end of year	**¥ 194,039**		¥ 194,039		¥ 194,039		**$ 1,458,940**	
Additional paid-in capital:								
Balance at beginning of year	**¥ 216,993**		¥ 216,993		¥ 216,993		**$ 1,631,526**	
Balance at end of year	**¥ 216,993**		¥ 216,993		¥ 216,993		**$ 1,631,526**	
(Accumulated deficit) retained earnings:								
Balance at beginning of year	**¥ 21,664**		¥ 6,628		¥ 9,050		**$ 162,887**	
Net (loss) income	**(116,418)**	**¥ (116,418)**	15,036	¥ 15,036	2,060	¥ 2,060	**(875,323)**	**$ (875,323)**
Cash dividends	**–**		–		(4,482)		**–**	
Balance at end of year	**¥ (94,754)**		¥ 21,664		¥ 6,628		**$ (712,436)**	
Accumulated other comprehensive loss *(Note 12)*:								
Balance at beginning of year	**¥ (90,398)**		¥ (93,357)		¥ (66,065)		**$ (679,684)**	
Effect of change in accounting standard *(Note 2)*		**1,426**		–		–		**10,722**
Unrealized gains (losses) on investment securities, net of reclassification *(Note 3)*		**14,628**		(37,568)		7,772		**109,985**
Currency translation adjustments, net of reclassification		**24,137**		10,362		(34,347)		**181,481**
Unrealized losses on derivatives		**(2,141)**		–		–		**(16,098)**
Minimum pension liability adjustment *(Note 9)*		**(27)**		30,165		(717)		**(203)**
Other comprehensive income (loss), net of tax	**38,023**	**38,023**	2,959	2,959	(27,292)	(27,292)	**285,887**	**285,887**
Comprehensive (loss) income		**¥ (78,395)**		¥ 17,995		¥ (25,232)		**$ (589,436)**
Balance at end of year	**¥ (52,375)**		¥ (90,398)		¥ (93,357)		**$ (393,797)**	
Cost of common stock in treasury:								
Balance at beginning of year	**¥ (1)**		¥ (2)		¥ –		**$ (8)**	
Treasury stock sold (repurchased)	**(7)**		1		(2)		**(52)**	
Balance at end of year	**¥ (8)**		¥ (1)		¥ (2)		**$ (60)**	

Disclosure of reclassification amount for the year ended:	*Millions of yen*			*Thousands of U.S. dollars (Note 1)*
	2002	2001	2000	2002
Unrealized (losses) gains on investment securities arising during the period	**¥ (23,755)**	¥ (43,951)	¥ 34,839	**$ (178,609)**
Less: reclassification adjustment for losses (gains) included in net (loss) income	**38,383**	6,383	(27,067)	**288,594**
Net unrealized gains (losses)	**¥ 14,628**	¥ (37,568)	¥ 7,772	**$ 109,985**
Currency translation adjustments arising during period - gains (losses)	**¥ 22,298**	¥ 13,688	¥ (34,820)	**$ 167,654**
Less: reclassification adjustment for losses (gains) included in net (loss) income	**1,839**	(3,326)	473	**13,827**
Net currency translation adjustments	**¥ 24,137**	¥ 10,362	¥ (34,347)	**$ 181,481**
Effect of change in accounting standard	**¥ 1,426**	¥ –	¥ –	**$ 10,722**
Unrealized losses on derivatives arising during the period	**(3,411)**	–	–	**(25,647)**
Less: reclassification adjustment for losses included in net (loss) income	**1,270**	–	–	**9,549**
Net unrealized losses on derivatives	**¥ (715)**	¥ –	¥ –	**$ (5,376)**

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Marubeni Corporation
Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2002	2001	2000	2002
Operating activities				
Net (loss) income	¥ (116,418)	¥ 15,036	¥ 2,060	$ (875,323)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:				
Depreciation and amortization	71,052	69,914	59,807	534,226
Provision for doubtful accounts	43,936	37,916	25,655	330,346
Equity in losses (earnings) of affiliated companies, less dividends received	31,647	(6,740)	1,665	237,947
Loss (gain) on investment securities	83,814	(2,318)	(49,326)	630,180
Loss (gain) on property and equipment	43,636	(3,738)	4,782	328,090
Valuation losses on real estate inventories	–	–	21,447	–
Deferred income taxes	(87,378)	(13,258)	(32,932)	(656,977)
Changes in operating assets and liabilities:				
Notes and accounts receivable	291,263	64,461	174,861	2,189,947
Inventories	35,970	20,495	45,359	270,451
Advance payments to suppliers and prepaid expenses and other current assets	(58,369)	5,678	132	(438,865)
Prepaid pension cost	(9,322)	(84,507)	–	(70,090)
Notes, acceptances and accounts payable	(148,059)	55,801	(58,418)	(1,113,226)
Advance payments received from customers and accrued and other current liabilities	13,066	23,354	(42,304)	98,241
Income taxes	(162)	(15,923)	19,086	(1,218)
Other	3,780	13,134	12,827	28,421
Net cash provided by operating activities	198,456	179,305	184,701	1,492,150
Investing activities				
Proceeds from sales and redemptions of securities and other investments	224,832	283,634	383,829	1,690,466
Purchases of securities and other investments	(158,546)	(133,590)	(201,968)	(1,192,075)
Proceeds from sales of property and equipment and property leased to others	19,432	65,830	47,132	146,105
Purchases of property and equipment and property leased to others	(76,783)	(95,430)	(71,410)	(577,316)
Collection of loans receivable	114,806	148,999	231,471	863,203
Loans made to customers	(58,879)	(56,724)	(124,384)	(442,699)
Other	9,642	(24,726)	(7,664)	72,496
Net cash provided by investing activities	74,504	187,993	257,006	560,180
Financing activities				
Net decrease in short-term loans	(29,498)	(150,052)	(531,110)	(221,789)
Proceeds from long-term debt	509,708	374,323	743,908	3,832,391
Payments of long-term debt	(632,830)	(680,791)	(803,192)	(4,758,120)
Cash dividends paid	–	–	(4,482)	–
(Purchase) sale of treasury stock	(5)	1	(2)	(38)
Other	2,521	394	–	18,955
Net cash used in financing activities	(150,104)	(456,125)	(594,878)	(1,128,601)
Effect of exchange rate changes on cash and cash equivalents	13,975	13,330	(20,887)	105,075
Net increase (decrease) in cash and cash equivalents	136,831	(75,497)	(174,058)	1,028,804
Cash and cash equivalents at beginning of year	329,811	405,308	579,366	2,479,782
Cash and cash equivalents at end of year	¥ 466,642	¥ 329,811	¥ 405,308	$ 3,508,586
Supplemental cash flow information:				
Cash paid during the year for:				
Interest	¥ 82,460	¥ 108,358	¥ 124,521	$ 620,000
Income taxes	19,866	37,707	20,863	149,368
Non-cash investing activities:				
Exchange of assets:				
Fair value of assets received	48,660	23,039	–	365,865
Carrying value of assets surrendered	47,148	28,005	–	354,496
Contribution to joint venture *(Note 4)*:				
Carrying value of stocks received	25,495	–	–	191,692
Carrying value of assets contributed	201,990	–	–	1,518,722
Carrying value of liabilities contributed	176,495	–	–	1,327,030

See accompanying notes.

1. Basis of Financial Statements

Marubeni Corporation (the "Company"), a Japanese corporation, maintains its books and records and prepares its financial statements in Japanese yen. The accompanying consolidated financial statements differ from the non-consolidated financial statements issued for domestic purposes in Japan. In addition to consolidation, they reflect certain adjustments not recorded on the Company's books, which in the opinion of management are appropriate to present the Company's financial position, results of operations, and cash flows in accordance with accounting principles generally accepted in the United States of America. The principal adjustments are: (1) recognition of installment sales on the accrual basis, (2) foreign currency translation, (3) recognition of the value ascribed to warrants, (4) accounting for pension costs, (5) accounting for certain investments in debt and marketable equity securities, (6) deferred gain on sales of property for tax purposes, (7) accounting for impairment of long-lived assets, and (8) accounting for derivative instruments and hedging activities.

Certain reclassifications have been made in the 2001 and 2000 financial statements to conform to the presentation for 2002.

The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2002 is included solely for the convenience of readers outside of Japan and has been made at ¥133 to $1, the exchange rate prevailing on March 29, 2002. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at this or any other rate.

2. Significant Accounting Policies

Consolidation The consolidated financial statements of the Company include the accounts of domestic and foreign subsidiaries (together, the "Companies"). Significant intercompany transactions and accounts have been eliminated. When a subsidiary sells stock to unrelated third parties, the Company's shareholdings in the subsidiary decreases while the price per share increases or decreases, depending on the price of the new stock issued. The Companies recognize such a change in the price per share as a gain or loss at the time of the sale of stock.

Use of estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although the actual results could differ from those estimates, management does not believe that any differences would materially affect the consolidated financial statements of the Company.

Cash equivalents The Company considers deposits in banks and securities purchased under resale agreements with an original maturity of three months or less to be cash equivalents.

Investment securities Management determines the appropriate classification of investment securities as either trading, held-to-maturity or available-for-sale securities at the date of purchase in accordance with Statement of Financial Accounting Standards No. 115, *"Accounting for Certain Investments in Debt and Equity Securities."*

Trading securities Trading securities are held for resale in anticipation of short-term market movements. Trading securities, consisting primarily of marketable equity securities, are stated at fair value. Gains and losses are included in (loss) gain on investment securities.

Held-to-maturity securities Debt securities are classified as held-to-maturity when the Companies have the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Interest on securities classified as held-to-maturity is included in interest income. Declines in fair value judged to be other than temporary on held-to-maturity securities are included in (loss) gain on investment securities.

Available-for-sale securities Marketable equity securities not classified as trading and debt securities not classified as trading or held-to-maturity are classified as available-for-sale securities and are carried at fair value, with the unrealized gains and losses, net of taxes, reported in accumulated other comprehensive loss in shareholders' equity. The amortized cost of debt securities in this category is adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses and declines in fair value judged to be other than temporary on available-for-sale securities are included in (loss) gain on investment securities. The average cost of securities sold is used in the determination of realized gains or losses. Interest and dividends on investment securities classified as available-for-sale are included in interest income and dividend income, respectively.

Inventories Inventories, which primarily consist of commodities, merchandise and real estate held for sale, are stated at the lower of cost (primarily specific or moving average cost) or market (generally replacement cost). Inventories included real estate for sale of ¥131,836 million ($991,248 thousand) and ¥144,790 million at March 31, 2002 and 2001, respectively.

Investments The Companies' investments in affiliated companies are stated at cost, adjusted for equity in their undistributed earnings or accumulated losses since acquisition. Other investments are stated at cost, adjusted for any declines in value judged to be other than temporary.

Loans The Company applies the provisions of Statement of Financial Accounting Standards No. 114, *"Accounting by Creditors for Impairment of a Loan"* (SFAS 114), which was amended by Statement of Financial Accounting Standards No. 118, *"Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure"* (SFAS 118), for impaired loans. The allowance for credit losses related to the loans that are identified for evaluation is based on discounted cash flows using the loans' initial effective interest rate or the fair value of the collateral for certain collateral dependent loans.

Cash received on impaired loans is either applied against the principal of such loans or reported as interest income, based on management's judgment with regard to the collectibility of the principal.

Leases The Company leases vessels, buildings and equipment to customers and other third parties. Finance leases are included in current and non-current accounts receivable in the consolidated balance sheet. Operating leases are presented separately as property leased to others in the consolidated balance sheet.

Depreciation Depreciation of property and equipment (including property leased to others) is determined by the declining-balance or the straight-line method at rates based on the estimated useful lives of the respective assets, which are from 2 to 50 years.

Long-lived assets Long-lived assets held and used are written down to the fair value of the assets if the sum of the expected future cash flows is less than the carrying amount of the assets. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill Goodwill is included in other assets, and is amortized by the straight-line method over 5 to 40 years.

Trading transactions and revenue recognition The trading transactions undertaken by the Companies take many forms and consist of those in which the Companies act as principal and those in which the Companies act as agent. In agency transactions, payment for goods is made directly by the purchaser to the supplier. The total volume of trading transactions includes the sales value of all transactions in which the Companies participate, regardless of the form of such transactions. Gross trading profit principally consists of gross profit on sales transactions and commissions on agency transactions. Shipping and handling costs are included in the gross trading profit.

In acting as principal, the Companies recognize gross trading profit when the delivery conditions are met. These conditions are considered to have been met when the goods are received by the customers or titles to securities such as bills of lading are transferred to the customers. In acting as agent, the Companies recognize gross trading profit when contracted services are fully rendered to the customers.

Other income (expenses) Other-net in other income (expenses) includes losses incurred in liquidating subsidiaries and affiliated companies of ¥16,669 million ($125,331 thousand), ¥9,233 million and ¥7,841 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Derivative instruments and hedging activities Effective April 1, 2001, the Company adopted Statement No. 133 of Financial Accounting Standards Board (FASB), *"Accounting for Derivative Instruments and Hedging Activities"* (SFAS 133), as amended. SFAS 133 requires the Company to recognize all derivative instruments on the consolidated balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a hedge will be immediately recognized in earnings. For derivative and non-derivative financial instruments designated as hedging the foreign currency exposure of a net investment in foreign subsidiaries and affiliates, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent the hedges are effective. The adoption of SFAS 133 did not have a significant effect on the earnings of the Company as of April 1, 2001. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from assessment of hedge effectiveness are included in other income (expenses) - net. The Companies expect to reclassify ¥247 million ($1,857 thousand) of net losses on derivative instruments from accumulated other comprehensive income to earnings during the 12 months ending March 31, 2003, due to actual export and import transactions or receipts and payments of interest. The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions excluding those forecasted transactions related to the payments of variable interest on existing financial instruments is 13 months.

Earnings/loss per 100 shares of common stock The computation of basic earnings or loss per 100 shares of common stock is based on the weighted average number of shares of common stock outstanding during the year. The computation of diluted earnings or loss per share is based on the weighted average number of shares of common stock outstanding plus any potentially dilutive securities. For additional disclosures regarding convertible debentures, refer to Note 7.

The following table sets forth the computation of basic and diluted earnings/loss per 100 shares:

	Millions of yen			*Thousands of U.S. dollars*
	2002	**2001**	**2000**	**2002**
Numerator:				
Net (loss) income (numerator for basic (loss) earnings per 100 shares)	¥ **(116,418)**	¥ 15,036	¥ 2,060	**$ (875,323)**
Effect of dilutive securities:				
Convertible debentures	**–**	407	–	**–**
Numerator for diluted (loss) earnings per 100 shares	¥ **(116,418)**	¥ 15,443	¥ 2,060	**$ (875,323)**
Denominator:				
Denominator for basic (loss) earnings per 100 shares - weighted average shares	**1,493,990,899**	1,494,018,855	1,494,018,962	
Effect of dilutive securities:				
Convertible debentures	**–**	148,869,326	–	
Denominator for diluted (loss) earnings per 100 shares - adjusted weighted average shares and assumed conversions	**1,493,990,899**	1,642,888,181	1,494,018,962	
	Yen			*U.S. dollars*
Basic (loss) earnings per 100 shares	¥ **(7,792)**	¥ 1,006	¥ 138	**$ (58.59)**
Diluted (loss) earnings per 100 shares	¥ **(7,792)**	¥ 940	¥ 138	**$ (58.59)**

The convertible debentures issued in 1986 and redeemed in 2001 with a rate of 2.1%, issued in 1988 and redeemed in 2000 with a rate of 2.0% and issued in 1996 with a rate of 0.85% were dilutive for the year ended March 31, 2001, and antidilutive for the years ended March 31, 2002 and 2000.

Recently issued accounting standards In June 2001, FASB issued Statement No. 141, "*Business Combinations*" (SFAS 141), and Statement No. 142, "*Goodwill and Other Intangible Assets*" (SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after

June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets are reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The Company will test goodwill for impairment using the two-step process prescribed in SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company will adopt SFAS 142 effective April 1, 2002, however, the adoption of SFAS 142 is not expected to have a material effect on the Company's statement of operations or financial positions.

In August 2001, FASB issued Statement No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" (SFAS 144). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,*" and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "*Reporting the Results of Operations for a Disposal of a Segment of Business.*" SFAS 144 is effective for years beginning after December 15, 2001, with earlier application encouraged. The Company will adopt SFAS 144 effective April 1, 2002, however, the adoption of SFAS 144 is not expected to have a material effect on the Company's statement of operations or financial positions.

3. Marketable Equity Securities and Debt Securities

The following is a summary of available-for-sale securities and held-to-maturity securities at March 31, 2002 and 2001:

Available-for-sale securities

	Millions of yen							
	2002				2001			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Corporate bonds	¥ 6,865	¥ 463	¥ (251)	¥ 7,077	¥ 70,512	¥ 1,243	¥ (528)	¥ 71,227
Other debt securities	–	–	–	–	147	–	–	147
Total	¥ 6,865	¥ 463	¥ (251)	¥ 7,077	¥ 70,659	¥ 1,243	¥ (528)	¥ 71,374
Non-current:								
Corporate bonds	¥ 11,818	¥ 486	¥ (477)	¥ 11,827	¥ 75,121	¥ 1,408	¥ (20,989)	¥ 55,540
Other debt securities	39	–	(1)	38	1,254	238	–	1,492
Total debt securities	11,857	486	(478)	11,865	76,375	1,646	(20,989)	57,032
Marketable equity securities	161,362	30,406	(27,284)	164,484	204,462	43,925	(43,973)	204,414
Total	¥ 173,219	¥ 30,892	¥ (27,762)	¥ 176,349	¥ 280,837	¥ 45,571	¥ (64,962)	¥ 261,446

	Thousands of U.S. dollars			
Current:				
Corporate bonds	$ 51,617	$ 3,481	$ (1,887)	$ 53,211
Non-current:				
Corporate bonds	$ 88,857	$ 3,654	$ (3,586)	$ 88,925
Other debt securities	293	–	(8)	285
Total debt securities	89,150	3,654	(3,594)	89,210
Marketable equity securities	1,213,248	228,617	(205,143)	1,236,722
Total	$ 1,302,398	$ 232,271	$ (208,737)	$ 1,325,932

Held-to-maturity securities

	Millions of yen							
	2002				2001			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Corporate bonds	¥ 56,121	¥ 1	¥ (2)	¥ 56,120	¥ 15,647	¥ 213	¥ –	¥ 15,860
Other debt securities	–	–	–	–	6	–	–	6
Total	¥ 56,121	¥ 1	¥ (2)	¥ 56,120	¥ 15,653	¥ 213	¥ –	¥ 15,866
Non-current:								
Corporate bonds	¥ 58,484	¥ 22	¥ (5,878)	¥ 52,628	¥ 132,035	¥ 581	¥ (2,563)	¥ 130,053
Other debt securities	–	–	–	–	369	–	–	369
Total	¥ 58,484	¥ 22	¥ (5,878)	¥ 52,628	¥ 132,404	¥ 581	¥ (2,563)	¥ 130,422

	Thousands of U.S. dollars			
Current:				
Corporate bonds	$ 421,962	$ 8	$ (15)	$ 421,955
Non-current:				
Corporate bonds	$ 439,729	$ 165	$ (44,195)	$ 395,699

In addition to the securities listed above, the Company held trading securities of ¥751 million ($5,647 thousand) and ¥383 million, which are equal to their fair value, as of March 31, 2002 and 2001, respectively. The net unrealized holding loss and gain on trading securities included in earnings for the years ended March 31, 2002, 2001 and 2000 amounted to ¥75 million ($564 thousand) of a loss, ¥40 million of a loss and ¥1,804 million of a gain, respectively.

The proceeds from sales of available-for-sale securities amounted to ¥31,370 million ($235,865 thousand), ¥88,515 million and ¥170,931 million for the years ended March 31, 2002, 2001 and 2000, respectively. Gross realized gains on sales of available-for-sale securities totaled ¥13,274 million ($99,805 thousand), ¥26,559 million and ¥54,531 million, and gross realized losses totaled ¥2,892 million ($21,744 thousand), ¥1,349 million and ¥8,927 million for the years ended March 31, 2002, 2001 and 2000, respectively.

At March 31, 2002, the Company wrote down certain investment securities whose decline in value was considered to be other than temporary to their fair value. These write-downs amounted to ¥77,820 million ($585,113 thousand).

The amortized cost and estimated fair value of debt and marketable equity securities at March 31, 2002 are summarized by contractual maturity below. Expected maturities may differ from contractual maturities because the issuers of certain securities have the right to prepay obligations without prepayment penalties.

	Available-for-sale securities			
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
	Millions of yen		Thousands of U.S. dollars	
Due in one year or less	¥ 3,044	¥ 2,967	$ 22,887	$ 22,308
Due after one year through five years	10,054	10,096	75,594	75,910
Due after five years	5,624	5,879	42,286	44,203
Total debt securities	18,722	18,942	140,767	142,421
Marketable equity securities	161,362	164,484	1,213,248	1,236,722
Total	¥ 180,084	¥ 183,426	$ 1,354,015	$ 1,379,143

	Held-to-maturity securities			
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
	Millions of yen		Thousands of U.S. dollars	
Due in one year or less	¥ 56,121	¥ 56,120	$ 421,962	$ 421,955
Due after one year through five years	42,827	38,648	322,008	290,586
Due after five years	15,657	13,980	117,723	105,113
Total	¥ 114,605	¥ 108,748	$ 861,693	$ 817,654

4. Affiliated Companies

Investments in and amounts due from affiliated companies at March 31, 2002 and 2001 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Capital investments	¥ 220,829	¥ 202,144	$ 1,660,368
Long-term receivables	63,115	87,431	474,549
	¥ 283,944	¥ 289,575	$ 2,134,917

The financial information of affiliated companies at March 31, 2002 and 2001 and for the years ended March 31, 2002, 2001 and 2000, is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Total assets	¥ 4,268,927	¥ 3,037,328	$ 32,097,195
Total liabilities	3,686,526	2,700,365	27,718,240
Net assets	¥ 582,401	¥ 336,963	$ 4,378,955

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Net sales	¥ 4,552,961	¥ 3,084,618	¥ 2,188,986	$ 34,232,789
Net income	2,425	43,169	9,112	18,233

The Company's sales to and purchases from affiliated companies for the years ended March 31, 2002, 2001 and 2000 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Sales	¥ 421,275	¥ 445,241	¥ 388,030	$ 3,167,481
Purchases	555,948	608,587	624,282	4,180,060

The unamortized balances of the difference between the cost of the investments in affiliated companies and the Company's equity in the net assets at the dates of acquisition amounted to ¥12,446 million of an excess at March 31, 2001. The difference was not significant at March 31, 2002.

Certain investments in the common stock of affiliated companies are marketable equity securities, which have carrying values of ¥26,151 million ($196,624 thousand) and ¥11,874 million at March 31, 2002 and 2001, respectively, with corresponding aggregate quoted market values of ¥21,583 million ($162,278 thousand) and ¥21,583 million.

The Company and Itochu Corporation integrated their iron and steel product operations into a new company, Marubeni-Itochu Steel Inc. as of October 1, 2001. The Company's 50% interest in this venture was recorded at the net book value of the assets and liabilities transferred amounting to ¥25,495 ($191,692 thousand).

5. Allowance for Doubtful Accounts

The changes in the allowance for doubtful accounts are summarized as follows:

	Millions of yen			*Thousands of U.S. dollars*
	2002	2001	2000	2002
Balance at beginning of year	¥ **129,726**	¥ 142,012	¥ 129,462	$ **975,383**
Provision	**43,936**	37,916	25,655	**330,346**
Charge-offs	**(19,538)**	(51,304)	(10,844)	**(146,903)**
Other	**(4,570)**	1,102	(2,261)	**(34,361)**
Balance at end of year	¥ **149,554**	¥ 129,726	¥ 142,012	$ **1,124,465**

At March 31, 2002 and 2001, the recorded investments in loans that are considered to be impaired under SFAS 114 were ¥307,602 million ($2,312,797 thousand) and ¥240,123 million, respectively, and the allowance for credit losses related to those loans were ¥130,990 million ($984,887 thousand) and ¥108,240 million, respectively. The recorded investment in the impaired loans, net of the valuation allowance, is either secured by collateral or believed to be collectible. The average recorded investments in impaired loans were ¥269,583 million ($2,026,940 thousand), ¥214,609 million and ¥148,432 million for the years ended March 31, 2002, 2001 and 2000, respectively. The Companies generally recognize interest income on impaired loans on a cash basis, which was not significant for the years ended March 31, 2002, 2001 and 2000.

6. Long-Lived Assets

Due to decreases in expected future cash flows below their carrying amounts, the Company and certain of its subsidiaries recognized impairment losses primarily on their commercial and residential real estate leased to others in the total amount of ¥41,835 million ($314,549 thousand), which is included in (loss) gain on property and equipment on the consolidated statement of operations, for the year ended March 31, 2002. The segment affected by the impairment losses is primarily development and construction.

7. Pledged Assets

The following table summarizes assets pledged as collateral for the Company's obligations at March 31, 2002 and 2001:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	2002
Time deposits	¥ **1,419**	¥ 1,124	$ **10,669**
Investment securities, securities and other investments	**164,106**	102,046	**1,233,880**
Notes, loans and accounts receivable - trade (current and non-current)	**37,080**	53,859	**278,797**
Inventories	**28,184**	30,798	**211,910**
Property leased to others, net of accumulated depreciation	**19,794**	22,034	**148,827**
Property and equipment, net of accumulated depreciation	**177,209**	60,062	**1,332,398**
Other assets	**8,682**	–	**65,278**
	¥ **436,474**	¥ 269,923	$ **3,281,759**

The obligations secured by such collateral were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	2002
Short-term loans	¥ **26,641**	¥ 26,922	$ **200,308**
Long-term debt	**116,114**	82,919	**873,038**
Financial guarantees	**24,794**	–	**186,421**
Guarantees of contracts, etc.	**8,174**	23,667	**61,459**
	¥ **175,723**	¥ 133,508	$ **1,321,226**

In addition, acceptances payable at March 31, 2002 and 2001 were secured by trust receipts on inventories, the standard terms of which provide that the proceeds from the sales of any such collateral be delivered to the respective bank to be applied against outstanding acceptances. However, the Company has, in general, followed the practice of paying acceptances on their maturity dates. Given the substantial volume of the Company's transactions, it would not be practicable to determine the total amount of inventories and/or proceeds from the sales of such inventories covered by outstanding trust receipts.

As is customary in Japan, security, if requested by a lending bank, must be given and the bank has the right to offset cash deposited with it against any debt or obligations that become due and, in the case of default or certain other specified events, against all debt payable to the bank. To date, no such request has been made to the Company and no such rights have been exercised.

8. Short-Term Loans and Long-Term Debt

Short-term loans at March 31, 2002 and 2001 consisted of:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Short-term loans from banks and others	¥ 719,254	¥ 789,567	$ 5,407,925
Commercial paper	–	46,096	–
	¥ 719,254	¥ 835,663	$ 5,407,925

The weighted average interest rates on short-term loans outstanding at March 31, 2002 and 2001 were 0.60% and 0.67%, respectively.

Long-term debt at March 31, 2002 and 2001 consisted of:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
4.0% reverse dual currency notes due 2005	¥ 16,491	¥ 18,800	$ 123,992
2.8% notes due 2002	37,500	38,100	281,955
2.5% notes due 2001	–	18,500	–
3.0% notes due 2002	10,000	10,000	75,188
1.4% notes due 2001	–	5,000	–
1.7% notes due 2001	–	5,000	–
1.7% notes due 2001	–	6,000	–
1.85% notes due 2001	–	7,000	–
2.0% notes due 2002	30,000	30,000	225,564
2.0% notes due 2003	14,500	15,000	109,023
2.0% notes due 2003	39,541	45,000	297,301
2.12% notes due 2004	4,900	5,000	36,842
1.6% notes due 2002	32,137	34,900	241,632
2.0% notes due 2003	10,594	12,500	79,654
2.0% notes due 2003	18,878	22,000	141,940
2.5% notes due 2004	9,700	10,000	72,932
2.3% notes due 2004	7,900	8,000	59,398
1.5% notes due 2002	14,100	15,000	106,015
2.0% notes due 2003	28,200	30,000	212,030
2.0% notes due 2003	23,119	25,000	173,827
2.0% notes due 2003	4,600	5,000	34,586
2.37% notes due 2004	4,700	7,000	35,338
2.13% notes due 2005	8,000	8,000	60,150
1.52% notes due 2004	11,300	12,000	84,962
1.75% notes due 2008 with prepayment options	5,000	5,000	37,594
1.2% notes due 2004	8,700	10,000	65,414
1.48% notes due 2006	4,200	–	31,579
1.15% notes due 2005	37,047	–	278,549
1.27% notes due 2006	10,000	–	75,188
1.13% notes due 2006	28,100	–	211,278
0.81% notes due 2004	28,100	–	211,278
LIBOR + 0.73% notes due 2007	18,484	–	138,977
2.1% convertible debentures due 2001	–	588	–
0.85% convertible debentures due 2006	68,890	78,765	517,970
Medium-term notes due from 2001 to 2007 principally at rates from 0.1% to 8.1% or at floating rates	153,098	210,004	1,151,113
Loans from government-owned banks and government agencies:			
Secured, due serially through 2016 principally at rates from 1.1% to 6.7%	77,909	38,998	585,782
Unsecured, due serially through 2016 principally at rates from 0.3% to 4.8%	86,998	177,675	654,120
Loans principally from banks and insurance companies:			
Secured, due serially through 2009 principally at rates from 1.5% to 8.0%	38,205	43,921	287,256
Unsecured, due serially through 2017 principally at rates from 0.2% to 8.4%	1,556,992	1,618,942	11,706,707
Other	128,619	92,938	967,062
	2,576,502	2,669,631	19,372,196
Less current portion	528,048	475,842	3,970,286
	¥ 2,048,454	¥ 2,193,789	$15,401,910

To hedge against exposure related to the payment of interest and the repayment of the principal of certain short-term loans and long-term debt denominated in foreign currencies, the Company and certain of its subsidiaries enter into foreign exchange contracts.

To hedge against exposure to changes in interest rates and foreign currency exchange rates, the Company and certain of its subsidiaries enter into several interest rate swap agreements, including interest rate and currency swap agreements. The interest rate swap agreements primarily change the fixed interest rates on the principal of certain short-term loans and long-term debt into floating interest rates. The floating interest rates are, in general, based upon the six-month or three-month LIBOR (London Interbank Offered Rate). The interest rate swap agreements are to remain in effect through the maturity dates of the short-term loans and long-term debt.

The indentures covering the 0.85% convertible debentures due 2006 issued in November 1996 provide that (1) the holders may convert the debentures into shares of common stock at the conversion price of ¥539 ($4.05), and (2) the debentures are redeemable at the option of the Company at prices ranging from 100% to 103% of the principal amounts after March 31, 2002.

Long-term debt subsequent to March 31, 2002 matures as follows:

Year ending March 31	*Millions of yen*	*Thousands of U.S. dollars*
2003	¥ 528,048	$ 3,970,286
2004	524,854	3,946,271
2005	355,198	2,670,662
2006	388,887	2,923,962
2007	209,755	1,577,105
Thereafter	569,760	4,283,910

Certain agreements provide that earlier repayment may be required if, in the judgment of the lenders, the Company has achieved higher than expected earnings or received sufficient proceeds from the issuance of common stock or debentures to repay its loans. To date, none of the lenders has made such a request.

Certain of the long-term debt agreements stipulate, among other things, that the Company, upon request, submit for the lenders' approval the proposed appropriations of income, including dividends, before such appropriations can be submitted to the shareholders. The Company has never received such a request.

9. Employees' Retirement Benefits

The Company and certain of its subsidiaries have unfunded lump-sum retirement plans which, in general, cover all employees other than directors. In addition, the Company and certain of its subsidiaries have contributory and non-contributory funded pension plans with independent trustees covering eligible employees. Under the terms of the lump-sum retirement plans, eligible employees are entitled under most circumstances, upon mandatory retirement or earlier voluntary severance, to indemnities based on their compensation as of the date of severance and years of service.

Effective April 1, 1991, the Company amended its contributory funded pension plan to combine the plan with the pension benefits normally provided under the Welfare Pension Insurance Law of Japan. The combined welfare pension plan, in general, covers all employees and provides for pension payments for life commencing at age 60 or lump-sum payments upon severance.

At retirement, the Company's employees are entitled to benefits from both the lump-sum retirement plan and the combined welfare pension plan. A larger portion of the total benefits is paid from the combined welfare pension plan than from the lump-sum retirement plan.

The Company contributes to the combined welfare plan amounts which are determined by independent actuaries. The plan assets primarily consist of Japanese government bonds, corporate bonds and marketable equity securities.

During the years ended March 31, 2002 and 2001, the Company contributed ¥5,000 million ($37,594 thousand) and ¥95,000 million of cash, respectively, to a trust which was established to provide pension benefits and is legally segregated from the Company. This contribution was made to improve the funding of the benefit plans.

The reconciliation of beginning and ending balances of the projected benefit obligation and plan assets, and the funded status of the Company's and certain subsidiaries' plans are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Change in projected benefit obligation			
Projected benefit obligation at beginning of year	¥ 248,238	¥ 242,538	$ 1,866,451
Service cost	10,165	10,375	76,429
Interest cost	7,380	7,197	55,489
Actuarial losses	2,066	2,165	15,534
Foreign currency exchange rate changes	1,599	1,075	12,023
Benefits paid	(17,511)	(13,427)	(131,662)
Plan amendment	281	(1,685)	2,112
Projected benefit obligation at end of year	252,218	248,238	1,896,376
Change in plan assets			
Fair value of plan assets at beginning of year	227,623	136,533	1,711,451
Actual return on plan assets	(8,077)	(11,523)	(60,729)
Foreign currency exchange rate changes	1,567	1,122	11,782
Employees' contributions	787	899	5,917
Employer's contribution	15,887	108,262	119,451
Benefits paid	(8,897)	(7,670)	(66,894)
Fair value of plan assets at end of year	228,890	227,623	1,720,978
Funded status	(23,328)	(20,615)	(175,398)
Unrecognized net transition obligation being recognized over 15 years	1,243	1,865	9,346
Unrecognized prior service cost	5,123	5,430	38,519
Unrecognized net loss	101,135	86,841	760,413
Net amount recognized	¥ 84,173	¥ 73,521	$ 632,880
Amounts recognized in the consolidated balance sheet consist of:			
Prepaid benefit cost - current	¥ 859	¥ 574	$ 6,459
Prepaid benefit cost - noncurrent	93,829	84,507	705,481
Accrued benefit liability	(12,893)	(13,960)	(96,940)
Intangible assets	1,999	2,067	15,030
Accumulated other comprehensive income, gross of tax	379	333	2,850
Net amount recognized	¥ 84,173	¥ 73,521	$ 632,880

The components of net pension expense of the Company's and certain subsidiaries' plans for the years ended March 31, 2002, 2001 and 2000 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Service cost - benefits earned during the year	¥ 10,165	¥ 10,375	¥ 11,835	$ 76,429
Interest cost on projected benefit obligation	7,380	7,197	7,193	55,489
Expected return on plan assets	(7,579)	(4,882)	(4,430)	(56,985)
Net amortization and deferrals	5,227	5,434	4,816	39,301
Employees' contributions	(787)	(899)	(952)	(5,918)
Net pension expense	¥ 14,406	¥ 17,225	¥ 18,462	$ 108,316

The aggregate projected benefit obligation and aggregate fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Aggregate projected benefit obligation	¥ 251,830	¥ 239,457	$ 1,893,459
Aggregate fair value of plan assets	228,375	218,078	1,717,105

The aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Aggregate accumulated benefit obligation	¥ **30,635**	¥ 25,189	$ **230,338**
Aggregate fair value of plan assets	**17,742**	11,229	**133,398**

The discount rates and weighted average rates of increases in future salary levels used in determining the actuarial present value of the projected benefit obligation and the expected long-term rates of return on plan assets for the years ended March 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Discount rates	**3.0%**	3.0%	3.0%
Weighted average rates of increases in future salary levels	**3.3%**	3.4%	3.2%
Expected long-term rates of return on plan assets	**3.0%**	3.5%	3.5%

10. Income Taxes

The significant components of deferred tax assets and deferred tax liabilities at March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Deferred tax assets:			
Allowance for doubtful accounts	¥ **101,365**	¥ 38,506	$ **762,143**
Inventories	**6,924**	7,786	**52,060**
Investment securities	**37,748**	6,588	**283,820**
Employees' retirement benefits	**6,432**	7,464	**48,361**
Unrealized profit	**14,999**	18,722	**112,774**
Investments in affiliated companies	**32,332**	19,086	**243,098**
Foreign currency	**–**	78	**–**
Net operating loss carryforwards	**29,149**	29,367	**219,165**
Other	**17,266**	13,750	**129,820**
Total deferred tax assets	**246,215**	141,347	**1,851,241**
Valuation allowance	**(45,371)**	(22,845)	**(341,136)**
Net deferred tax assets	**200,844**	118,502	**1,510,105**
Deferred tax liabilities:			
Property and equipment	**11,440**	14,155	**86,015**
Undistributed earnings	**2,797**	2,073	**21,030**
Other	**6,844**	6,975	**51,458**
Total deferred tax liabilities	**21,081**	23,203	**158,503**
Net deferred tax assets	¥ **179,763**	¥ 95,299	$ **1,351,602**

The net changes in the valuation allowance for deferred tax assets were ¥22,526 million ($169,368 thousand) of increase and ¥6,979 million of decrease for the years ended March 31, 2002 and 2001, respectively.

At March 31, 2002, certain of the Company's subsidiaries have net operating loss carryforwards of ¥86,778 million ($652,466 thousand), of which ¥64,548 million ($485,323 thousand) will expire through 2021, and ¥22,230 million ($167,143 thousand) has no expiration date.

Realization is dependent on the Company generating sufficient taxable income or the Company executing certain available tax strategies. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

Taxes on income applicable to the Company would normally result in a statutory tax rate of approximately 42%. A reconciliation of the statutory income tax rate to the effective income tax rates expressed as a percentage of (loss) income before income taxes and equity in (losses) earnings of affiliated companies is as follows:

	2002	2001	2000
Statutory income tax rate	**(42.0)%**	42.0%	42.0%
Tax effect of subsidiaries' operations	**11.7**	88.0	145.6
Tax effect of permanent differences	**0.2**	3.4	(42.6)
Difference in tax rates of foreign subsidiaries	**(0.8)**	(31.5)	(28.2)
Tax effect on undistributed earnings of subsidiaries and other	**(12.8)**	18.6	19.4
Other	**2.7**	7.0	(6.7)
Effective income tax rates	**(41.0)%**	127.5%	129.5%

Total income taxes recognized for the years ended March 31, 2002, 2001 and 2000 are applicable to the following:

	Millions of yen			*Thousands of U.S. dollars*
	2002	2001	2000	2002
(Loss) income before income taxes and equity in (losses) earnings of affiliated companies	**¥ (67,674)**	¥ 8,526	¥ 7,017	**$ (508,827)**
Equity in (losses) earnings of affiliated companies	**(8,404)**	(1,064)	(298)	**(63,188)**
Other comprehensive income	**10,693**	1,570	299	**80,398**
Total income taxes	**¥ (65,385)**	¥ 9,032	¥ 7,018	**$ (491,617)**

No provision has been made for Japanese income taxes on the undistributed earnings of the Company's domestic subsidiaries earned prior to March 31, 1993 or on the undistributed earnings of the Company's foreign subsidiaries which amounted to ¥86,646 million ($651,474 thousand) and ¥81,040 million at March 31, 2002 and 2001, respectively. The Company considers such earnings to be permanently invested. Determination of the amount of the related unrecognized deferred income tax liability is not practicable.

11. Shareholders' Equity

On October 1, 2001, an amendment (the "Amendment") to the Japanese Commercial Code (the "JCC") became effective. The Amendment eliminates the stated par value of the Company's outstanding shares which results in all outstanding shares having no par value as of October 1, 2001. Before the Amendment, the Company's shares had a par value of ¥50 per share.

The Amendment requires that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the Company be appropriated as a legal reserve to the extent that the total amount of additional paid-in capital and the legal reserve equals 25% of the common stock while the JCC before the Amendment required to do so to the extent that the legal reserve equals 25% of the common stock. The Amendment also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceed 25% of the common stock, the amount of the excess, if any, is available for appropriations by the resolution of the shareholders prescribed by the JCC.

The amounts of additional paid-in capital and legal reserve of the Company were ¥186,707 million ($1,403,812 thousand) and ¥18,843 million ($141,677 thousand) at March 31, 2002, respectively.

At the conversion price, 127,810,761 shares of common stock were reserved at March 31, 2002 for conversion of the 0.85% convertible debentures issued in 1996.

The amount of retained earnings available for dividends under the Commercial Code is based on the amount recorded on the Company's books maintained in accordance with Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements but not recorded on the books, as explained in Note 1, have no effect on the determination of retained earnings available for dividends under the Commercial Code.

12. Other Comprehensive Income (Loss)

The amount of income tax expense or benefit allocated to each component of other comprehensive income (loss) for the years ended March 31, 2002, 2001 and 2000 was as follows:

	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2002			
Unrealized losses on investment securities arising during period	¥ (40,891)	¥ 17,136	¥ (23,755)
Less: reclassification adjustments for losses included in net loss	66,100	(27,717)	38,383
Net unrealized gains	25,209	(10,581)	14,628
Currency translation adjustments arising during period	22,766	(468)	22,298
Less: reclassification adjustments for losses included in net loss	2,826	(987)	1,839
Net currency translation adjustments	25,592	(1,455)	24,137
Effect of change in accounting standard	2,477	(1,051)	1,426
Unrealized losses on derivatives arising during the period	(6,711)	3,300	(3,411)
Less: reclassification adjustment for losses included in net loss	2,195	(925)	1,270
Net unrealized losses on derivatives	(2,039)	1,324	(715)
Minimum pension liability adjustment	(46)	19	(27)
Other comprehensive income	¥ 48,716	¥ (10,693)	¥ 38,023

	Thousands of U.S. dollars		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2002			
Unrealized losses on investment securities arising during period	$ (307,451)	$ 128,842	$ (178,609)
Less: reclassification adjustments for losses included in net loss	496,992	(208,398)	288,594
Net unrealized gains	189,541	(79,556)	109,985
Currency translation adjustments arising during period	171,173	(3,519)	167,654
Less: reclassification adjustments for losses included in net loss	21,248	(7,421)	13,827
Net currency translation adjustments	192,421	(10,940)	181,481
Effect of change in accounting standard	18,624	(7,902)	10,722
Unrealized losses on derivatives arising during the period	(50,459)	24,812	(25,647)
Less: reclassification adjustment for losses included in net loss	16,504	(6,955)	9,549
Net unrealized losses on derivatives	(15,331)	9,955	(5,376)
Minimum pension liability adjustment	(346)	143	(203)
Other comprehensive income	$ 366,285	$ (80,398)	$ 285,887

	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2001			
Unrealized losses on investment securities arising during period	¥ (74,870)	¥ 30,919	¥ (43,951)
Less: reclassification adjustments for losses included in net income	11,121	(4,738)	6,383
Net unrealized losses	(63,749)	26,181	(37,568)
Currency translation adjustments arising during period	13,958	(270)	13,688
Less: reclassification adjustments for gains included in net income	(3,259)	(67)	(3,326)
Net currency translation adjustments	10,699	(337)	10,362
Minimum pension liability adjustment	57,579	(27,414)	30,165
Other comprehensive income	¥ 4,529	¥ (1,570)	¥ 2,959

	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2000			
Unrealized gains on investment securities arising during period	¥ 57,935	¥ (23,096)	¥ 34,839
Less: reclassification adjustments for gains included in net income	(45,604)	18,537	(27,067)
Net unrealized gains	12,331	(4,559)	7,772
Currency translation adjustments arising during period	(38,827)	4,007	(34,820)
Less: reclassification adjustments for losses included in net income	740	(267)	473
Net currency translation adjustments	(38,087)	3,740	(34,347)
Minimum pension liability adjustment	(1,237)	520	(717)
Other comprehensive loss	¥ (26,993)	¥ (299)	¥ (27,292)

The accumulated balance of each component of accumulated other comprehensive loss at March 31, 2002, 2001 and 2000 was as follows:

	Millions of yen				
	Unrealized gains (losses) on investment securities	Currency translation adjustments	Unrealized losses on derivatives	Minimum pension liability adjustment	Accumulated other comprehensive losses
Balance at March 31, 1999	¥ 15,554	¥ (51,978)	¥ –	¥ (29,641)	¥ (66,065)
Change in the period	7,772	(34,347)	–	(717)	(27,292)
Balance at March 31, 2000	23,326	(86,325)	–	(30,358)	(93,357)
Change in the period	(37,568)	10,362	–	30,165	2,959
Balance at March 31, 2001	**(14,242)**	**(75,963)**	**–**	**(193)**	**(90,398)**
Change in the period	**14,628**	**24,137**	**(715)**	**(27)**	**38,023**
Balance at March 31, 2002	**¥ 386**	**¥ (51,826)**	**¥ (715)**	**¥ (220)**	**¥ (52,375)**

	Thousands of U.S. dollars				
	Unrealized gains (losses) on investment securities	Currency translation adjustments	Unrealized losses on derivatives	Minimum pension liability adjustment	Accumulated other comprehensive losses
Balance at March 31, 2001	**$ (107,083)**	**$ (571,150)**	**$ –**	**$ (1,451)**	**$ (679,684)**
Change in the period	**109,985**	**181,481**	**(5,376)**	**(203)**	**285,887**
Balance at March 31, 2002	**$ 2,902**	**$ (389,669)**	**$ (5,376)**	**$ (1,654)**	**$ (393,797)**

13. Segment Information

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Domestic branches and offices, and overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units. Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. The Company has twelve segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches. Effective for the year ended March 31, 2002, the Finance and Logistics Business segment was added, and the iron and steel segment was excluded since its business was transferred to Marubeni-Itochu Steel Inc. on October 1, 2001. These segments are outlined as follows:

IT Business: This group is engaged in information technology-related businesses such as: IP network infrastructures; overseas communication plants; cellular phones; wholesale and retail sales of hardware and software for personal computers; medical healthcare; BS/CS broadcasting; ASP/ISP, etc., both domestically and internationally.

Utility and Infrastructure: This group develops and promotes the privatization of electricity, water and solid waste businesses both domestically and internationally. In addition, the group promotes construction, installation and supply businesses related to railroads, airports, harbors, bridges and others.

Plant and Ship: This group constructs and supplies a wide variety of industrial plants and participates in investments in these businesses both domestically and internationally. In addition, it supplies cargo ships and tankers, and owns and operates a fleet.

Transportation and Industrial Machinery: This group imports and exports vehicles, construction equipment, agro-industrial equipment, environmental and industrial equipment, airplanes, defense-related equipment and aerospace-related equipment both domestically and internationally, and markets them in Japan.

Energy: This group focuses on products related to energy such as oil, gas, nuclear energy and coal. It also enters into various businesses which benefit from the development of resources through retail such as gas stations.

Metals and Mineral Resources: This group produces, processes and sells nonferrous light metals both domestically and internationally, in addition to processing and selling raw materials for production of steel and light metals internationally.

Chemicals: This group handles a wide variety of goods ranging from basic chemicals to leading-edge finished products for the information technologies and bio technologies industries for sale in Japan and internationally. In particular, this group focuses on further bolstering efficient operations in electric materials, retail, resource development and environmental areas.

Forest Products and General Merchandise: This group operates in Japan and internationally, selling rubber products, footwear and housing materials, operating leisure facilities, manufacturing and selling raw materials for paper production, paper and wallpaper, and taking part in afforestation projects.

Agri-Marine Products: This group produces and sells all sorts of foods such as agricultural and marine products, processed food and beverages, raw materials and fodder and manure in addition to distributing these products on a worldwide basis.

Textile: As an organization handling various textile-related goods from raw materials through finished products, the group purchases and produces raw materials for apparel and designs and sells apparel and living products in addition to rendering distribution services on a worldwide basis.

Development and Construction: This group develops condominiums, houses and apartments, and develops and rents sports facilities and commercial buildings in Japan while operating internationally as a general area developer.

Finance and Logistics Business: This group is involved in investment finance, non-bank business and insurance business in the finance area while it invests in infrastructures for logistics and operates a forwarding business and a third party logistic business, improving efficiency in logistics operations in the supply chain management in the distribution area.

Domestic branches and offices: Domestic branches and offices are located throughout Japan, including Hokkaido, Tohoku, Chubu, Chugoku-Shikoku, Kyushu, and handle various merchandise and carry out related activities.

Overseas corporate subsidiaries and branches: Overseas corporate subsidiaries and branches are located throughout the world, primarily in North America and Europe, and handle various merchandise and perform related activities.

The Companies' operating segment information for the years ended March 31, 2002, 2001 and 2000, were as follows:

Year ended March 31, 2002	*Millions of yen* IT Business	Utility and Infrastructure	Plant and Ship	Transportation and Industrial Machinery	Energy	Metals and Mineral Resources	Chemicals	Forest Products and General Merchandise
Total volume of trading transactions:								
Outside customers	¥ 462,716	¥ 329,565	¥ 593,155	¥ 756,297	¥ 2,195,849	¥ 430,132	¥ 518,620	¥ 695,337
Inter-segment	4,427	185	7,539	17,906	1,099	45,965	20,239	33,147
Total	¥ 467,143	¥ 329,750	¥ 600,694	¥ 774,203	¥ 2,196,948	¥ 476,097	¥ 538,859	¥ 728,484
Gross trading profit	¥ 33,205	¥ 10,564	¥ 10,251	¥ 52,466	¥ 30,285	¥ 14,589	¥ 28,694	¥ 40,833
Segment net income (loss)	¥ (35,647)	¥ 1,960	¥ (30,202)	¥ (6,250)	¥ 5,465	¥ (1,369)	¥ 2,111	¥ 3,060
Segment assets	¥ 263,365	¥ 212,807	¥ 402,287	¥ 329,131	¥ 351,483	¥ 177,754	¥ 165,692	¥ 331,755
Depreciation and amortization	¥ 3,808	¥ 3,968	¥ 1,796	¥ 3,756	¥ 7,133	¥ 2,196	¥ 2,600	¥ 2,737
Expenditures for segment assets	¥ 11,635	¥ 4,710	¥ 8,524	¥ 1,674	¥ 3,255	¥ 188	¥ 1,880	¥ 4,687

	Millions of yen Agri-Marine Products	Textile	Development and Construction	Finance and Logistics Business	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	¥ 1,030,882	¥ 434,724	¥ 184,018	¥ 39,435	¥ 276,451	¥ 792,738	¥ 232,326	¥ 8,972,245
Inter-segment	13,912	3,664	909	7,025	20,912	307,319	(484,248)	–
Total	¥ 1,044,794	¥ 438,388	¥ 184,927	¥ 46,460	¥ 297,363	¥ 1,100,057	¥ (251,922)	¥ 8,972,245
Gross trading profit	¥ 60,276	¥ 28,134	¥ 32,183	¥ 6,774	¥ 6,585	¥ 74,704	¥ 7,261	¥ 436,804
Segment net income (loss)	¥ (6,475)	¥ 1,352	¥ (23,362)	¥ 447	¥ (1,399)	¥ (11,363)	¥ (14,746)	¥ (116,418)
Segment assets	¥ 346,456	¥ 150,503	¥ 398,484	¥ 340,354	¥ 92,549	¥ 563,108	¥ 679,941	¥ 4,805,669
Depreciation and amortization	¥ 4,671	¥ 830	¥ 3,526	¥ 16,161	¥ 148	¥ 9,782	¥ 7,940	¥ 71,052
Expenditures for segment assets	¥ 8,076	¥ 652	¥ 13,260	¥ 12,547	¥ 243	¥ 14,701	¥ (9,249)	¥ 76,783

Year ended March 31, 2002	*Thousands of U.S. dollars* IT Business	Utility and Infrastructure	Plant and Ship	Transportation and Industrial Machinery	Energy	Metals and Mineral Resources	Chemicals	Forest Products and General Merchandise
Total volume of trading transactions:								
Outside customers	$ 3,479,068	$ 2,477,932	$ 4,459,812	$ 5,686,444	$ 16,510,143	$ 3,234,075	$ 3,899,398	$ 5,228,098
Inter-segment	33,286	1,391	56,684	134,632	8,263	345,602	152,173	249,226
Total	$ 3,512,354	$ 2,479,323	$ 4,516,496	$ 5,821,076	$ 16,518,406	$ 3,579,677	$ 4,051,571	$ 5,477,324
Gross trading profit	$ 249,662	$ 79,429	$ 77,075	$ 394,481	$ 227,707	$ 109,692	$ 215,744	$ 307,015
Segment net income (loss)	$ (268,023)	$ 14,737	$ (227,083)	$ (46,992)	$ 41,090	$ (10,293)	$ 15,872	$ 23,008
Segment assets	$ 1,980,188	$ 1,600,053	$ 3,024,714	$ 2,474,669	$ 2,642,729	$ 1,336,496	$ 1,245,805	$ 2,494,398
Depreciation and amortization	$ 28,632	$ 29,835	$ 13,504	$ 28,241	$ 53,632	$ 16,511	$ 19,549	$ 20,579
Expenditures for segment assets	$ 87,481	$ 35,414	$ 64,090	$ 12,586	$ 24,474	$ 1,414	$ 14,135	$ 35,241

	Thousands of U.S. dollars Agri-Marine Products	Textile	Development and Construction	Finance and Logistics Business	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	$ 7,750,992	$ 3,268,602	$ 1,383,594	$ 296,504	$ 2,078,579	$ 5,960,436	$ 1,746,812	$ 67,460,489
Inter-segment	104,602	27,549	6,835	52,820	157,233	2,310,669	(3,640,965)	–
Total	$ 7,855,594	$ 3,296,151	$ 1,390,429	$ 349,324	$ 2,235,812	$ 8,271,105	$ (1,894,153)	$ 67,460,489
Gross trading profit	$ 453,203	$ 211,534	$ 241,977	$ 50,932	$ 49,511	$ 561,684	$ 54,595	$ 3,284,241
Segment net income (loss)	$ (48,684)	$ 10,165	$ (175,654)	$ 3,361	$ (10,519)	$ (85,436)	$ (110,872)	$ (875,323)
Segment assets	$ 2,604,932	$ 1,131,602	$ 2,996,120	$ 2,559,053	$ 695,857	$ 4,233,895	$ 5,112,339	$ 36,132,850
Depreciation and amortization	$ 35,120	$ 6,241	$ 26,511	$ 121,511	$ 1,113	$ 73,549	$ 59,698	$ 534,226
Expenditures for segment assets	$ 60,722	$ 4,902	$ 99,699	$ 94,338	$ 1,827	$ 110,534	$ (69,541)	$ 577,316

Year ended March 31, 2001	IT Business	Utility and Infrastructure	Plant and Ship	Transportation and Industrial Machinery	Energy	Metals and Mineral Resources	Iron and Steel	Chemicals
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥ 444,564	¥ 424,372	¥ 505,369	¥ 814,057	¥ 1,909,479	¥ 470,489	¥ 483,958	¥ 574,741
Inter-segment	6,536	194	6,027	22,442	1,670	53,352	46,016	26,790
Total	¥ 451,100	¥ 424,566	¥ 511,396	¥ 836,499	¥ 1,911,149	¥ 523,841	¥ 529,974	¥ 601,531
Gross trading profit	¥ 41,328	¥ 10,126	¥ 20,188	¥ 53,179	¥ 31,258	¥ 15,517	¥ 25,524	¥ 29,571
Segment net income (loss)	¥ (3,526)	¥ (3,524)	¥ (14,002)	¥ (10,489)	¥ 8,383	¥ 2,738	¥ (2,366)	¥ 3,803
Segment assets	¥ 303,382	¥ 198,623	¥ 573,658	¥ 447,078	¥ 318,981	¥ 207,470	¥ 251,544	¥ 180,367
Depreciation and amortization	¥ 2,810	¥ 3,554	¥ 3,690	¥ 21,155	¥ 4,342	¥ 2,458	¥ 962	¥ 4,087
Expenditures for segment assets	¥ 17,632	¥ 1,884	¥ 1,358	¥ 23,035	¥ 16,976	¥ 252	¥ 592	¥ 2,231

	Forest Products and General Merchandise	Agri-Marine Products	Textile	Development and Construction	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥ 759,723	¥ 1,029,812	¥ 483,641	¥ 206,892	¥ 408,320	¥ 893,807	¥ 27,639	¥ 9,436,863
Inter-segment	34,604	22,951	5,255	620	26,869	335,478	(588,804)	–
Total	¥ 794,327	¥ 1,052,763	¥ 488,896	¥ 207,512	¥ 435,189	¥ 1,229,285	¥ (561,165)	¥ 9,436,863
Gross trading profit	¥ 43,987	¥ 65,040	¥ 30,570	¥ 29,123	¥ 11,426	¥ 69,936	¥ 2,981	¥ 479,754
Segment net income (loss)	¥ 8,014	¥ 8,679	¥ (3,462)	¥ (5,381)	¥ 1,126	¥ (1,363)	¥ 26,406	¥ 15,036
Segment assets	¥ 381,894	¥ 350,086	¥ 184,097	¥ 426,304	¥ 170,607	¥ 559,145	¥ 767,368	¥ 5,320,604
Depreciation and amortization	¥ 3,695	¥ 4,220	¥ 568	¥ 3,016	¥ 281	¥ 8,562	¥ 6,514	¥ 69,914
Expenditures for segment assets	¥ 2,681	¥ 4,140	¥ 323	¥ 3,592	¥ 77	¥ 21,681	¥ (1,024)	¥ 95,430

Year ended March 31, 2000	IT Business	Utility and Infrastructure	Plant and Ship	Transportation and Industrial Machinery	Energy	Metals and Mineral Resources	Iron and Steel	Chemicals
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥ 386,635	¥ 454,947	¥ 683,127	¥ 1,111,570	¥ 1,455,955	¥ 449,066	¥ 513,697	¥ 537,940
Inter-segment	6,567	1,038	14,326	28,270	12,763	57,506	51,005	20,519
Total	¥ 393,202	¥ 455,985	¥ 697,453	¥ 1,139,840	¥ 1,468,718	¥ 506,572	¥ 564,702	¥ 558,459
Gross trading profit	¥ 37,314	¥ 5,953	¥ 19,571	¥ 58,274	¥ 26,638	¥ 14,268	¥ 27,107	¥ 29,659
Segment net income (loss)	¥ 1,294	¥ (6,582)	¥ 1,982	¥ (4,622)	¥ 1,801	¥ 968	¥ 1,034	¥ 6,004
Segment assets	¥ 253,267	¥ 208,564	¥ 590,000	¥ 558,715	¥ 262,336	¥ 208,555	¥ 259,025	¥ 170,080
Depreciation and amortization	¥ 762	¥ 144	¥ 3,818	¥ 20,252	¥ 3,158	¥ 1,000	¥ 1,544	¥ 824
Expenditures for segment assets	¥ 3,819	¥ 985	¥ 4,384	¥ 21,496	¥ 3,235	¥ 113	¥ 887	¥ 280

	Forest Products and General Merchandise	Agri-Marine Products	Textile	Development and Construction	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥ 800,296	¥ 1,059,016	¥ 665,193	¥ 244,192	¥ 512,136	¥ 1,311,476	¥ 37,196	¥ 10,222,442
Inter-segment	31,470	14,753	7,178	977	27,654	525,877	(799,903)	–
Total	¥ 831,766	¥ 1,073,769	¥ 672,371	¥ 245,169	¥ 539,790	¥ 1,837,353	¥ (762,707)	¥ 10,222,442
Gross trading profit	¥ 45,142	¥ 66,421	¥ 30,615	¥ 11,141	¥ 9,093	¥ 68,936	¥ 3,364	¥ 453,496
Segment net income (loss)	¥ 15,441	¥ 7,643	¥ (2,429)	¥ (14,928)	¥ 83	¥ (1,386)	¥ (4,243)	¥ 2,060
Segment assets	¥ 358,983	¥ 338,981	¥ 198,394	¥ 465,881	¥ 163,837	¥ 583,518	¥ 964,217	¥ 5,584,353
Depreciation and amortization	¥ 3,963	¥ 5,951	¥ 601	¥ 3,805	¥ 282	¥ 6,340	¥ 7,363	¥ 59,807
Expenditures for segment assets	¥ 3,677	¥ 5,470	¥ 236	¥ 14,347	¥ 53	¥ 8,813	¥ 3,615	¥ 71,410

Effective April 1, 2001, the Finance and Logistics Business segment was created. The respective amounts for the years ended March 31, 2001 and 2000 were treated as Corporate.

The accounting policies of the reportable segments are the accounting principles generally accepted in Japan.

Corporate and elimination includes differences in accounting principles generally accepted in Japan and those in the United States of America. The principal differences are described in Note 1.

Intersegment transactions are generally priced in accordance with the prevailing market prices.

The respective amounts of Iron and Steel for the first half of the year ended March 31, 2002 are included in Corporate and elimination.

Total volumes of trading transactions by country are as follows:

Country	Millions of yen 2002	Millions of yen 2001	Millions of yen 2000	Thousands of U.S. dollars 2002
Japan	¥ 6,075,145	¥ 6,780,133	¥ 7,338,374	$45,677,782
United States of America	1,340,796	1,091,601	1,045,834	10,081,173
Singapore	214,581	248,814	220,840	1,613,391
Other	1,341,723	1,316,315	1,617,394	10,088,143
Total	¥ 8,972,245	¥ 9,436,863	¥ 10,222,442	$67,460,489

Total volumes of trading transactions are attributed to countries based on the location of operations.

Long-lived assets, including property leased to others, by country are as follows:

Country	Millions of yen 2002	Millions of yen 2001	Millions of yen 2000	Thousands of U.S. dollars 2002
Japan	¥ 515,992	¥ 571,326	¥ 607,467	$ 3,879,639
United States of America	135,495	127,608	93,761	1,018,759
Australia	28,748	26,903	25,589	216,150
Other	81,420	109,044	90,478	612,181
Total	¥ 761,655	¥ 834,881	¥ 817,295	$ 5,726,729

Total volumes of trading transactions with external customers by product for the years ended March 31, 2002 and 2001, were as follows:

Product	Millions of yen 2002	Millions of yen 2001	Millions of yen 2000	Thousands of U.S. dollars 2002
Machinery	¥ 2,279,414	¥ 2,360,973	¥ 2,970,731	$17,138,451
Energy	2,308,831	1,988,217	1,567,157	17,359,632
Metals	874,196	1,326,967	1,411,970	6,572,902
Chemicals	863,307	909,064	904,459	6,491,030
Forest products and general merchandise	819,288	901,502	962,224	6,160,060
Agri-marine products	1,112,431	1,139,875	1,288,648	8,364,143
Textile	520,043	587,368	818,025	3,910,098
Development and construction	194,735	222,897	299,228	1,464,173
Total	¥ 8,972,245	¥ 9,436,863	¥ 10,222,442	$67,460,489

There is no concentration by customer.

14. Foreign Currency Transactions

Net foreign currency transaction gains and losses included in other income (losses) - net amounted to ¥6,153 million ($46,263 thousand) and ¥4,645 million of gains for the years ended March 31, 2002 and 2001, respectively, and ¥13,794 million of losses for the year ended March 31, 2000. Net foreign currency transaction gains and losses include translation gains and losses resulting from remeasuring the financial statements of certain subsidiaries in highly inflationary economies into Japanese yen.

15. Financial Instruments

Risk management Substantially all the derivative instruments which the Company and certain of its subsidiaries hold are utilized to hedge related market risks, and gains and losses on the derivative instruments are offset against losses and gains on the hedged assets and liabilities. Although the Company and certain subsidiaries are exposed to credit risks in the event of nonperformance by the counterparties, such risks are minimized by avoiding a concentration of counterparties, selecting counterparties with high credit ratings and maintaining strict credit control.

The Company and certain of its subsidiaries have separate departments which confirm its financial transactions with the counterparties from the departments which execute them. In addition, the Company has as its "middle-office" a "Risk Management Division," which is strictly independent of its Finance Department, in its Tokyo Head Office. The Risk Management Division independently performs direct confirmation procedures with the counterparties to each transaction and the month-end outstanding balances, analyzes various risks and exposures, reports the results of the analysis, and monitors and controls financial risks. Furthermore, the Risk Management Division obtains derivative transaction data from the financial subsidiaries and foreign corporate subsidiaries, reports to management periodically, and strengthens the Company's unified global control over derivative transactions.

Foreign exchange contracts The Company and certain of its subsidiaries conduct business in various foreign currencies and enter into foreign exchange contracts principally to hedge foreign currency denominated transactions, assets and liabilities to minimize the effect of foreign currency fluctuations. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from assessment of hedge effectiveness were not significant for the year ended March 31, 2002.

Interest rate swap agreements, including interest rate and currency swap agreements The Company and certain of its subsidiaries enter into interest rate swap agreements primarily to change the fixed interest rates on the principal of certain debt securities, loans receivable, short-term loans and long-term debt to floating interest rates. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from assessment of hedge effectiveness were not significant for the year ended March 31, 2002. In addition, the Company and certain of its subsidiaries enter into interest rate swap agreements for trading purposes on a limited basis.

Commodity futures and forward contracts The Company and certain of its subsidiaries enter into commodity futures and forward contracts principally as a means of hedging the risks associated with certain inventories, commitments and forecasted transactions. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from assessment of hedge effectiveness were not significant for the year ended March 31, 2002.

Other derivative instruments The Company and certain of its subsidiaries utilize option contracts primarily to hedge the risks associated with changes in interest rates and exchange rates. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from assessment of hedge effectiveness were not significant for the year ended March 31, 2002. In addition, the Company and certain of its subsidiaries enter into other derivative contracts for trading purposes on a limited basis.

Fair value of financial instruments The estimated fair value of the financial instruments of the Company has been determined using the available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Consequently, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange.

The following methodologies and assumptions were used by the Companies in estimating the fair value disclosures of the financial instruments:

Cash and cash equivalents, and time deposits: the carrying amounts of the cash and cash equivalents, and time deposits reflected in the consolidated balance sheets approximate their fair value.

Investment securities, securities and other investments: the fair value of marketable equity securities is based on quoted market prices. The carrying amount of the marketable equity securities reflected in the balance sheets represents their fair value. The fair value of investments in debt securities is based on quoted market prices or estimated using discounted cash flow analyses, based on the estimated current rates offered to the issuers for securities with similar terms and remaining maturities. It was not practicable to estimate the fair value of the investments other than marketable equity securities and debt securities without incurring excessive costs. The carrying amount of the portion of the portfolio for which fair value could not be estimated was ¥319,024 million ($2,398,677 thousand) and ¥258,532 million at March 31, 2002 and 2001, respectively, and represents the cost of this portion of the portfolio, which management believes is not impaired.

Long-term notes, loans and accounts receivable - trade: the fair value of long-term notes, loans and accounts receivable - trade is estimated using discounted cash flow analyses, based on the interest rates currently being offered to borrowers for similar long-term notes, loans and accounts receivable - trade with similar credit ratings. The fair value of accounts receivable with collectibility concerns is reflected at their carrying value less the related allowance for doubtful accounts.

Short-term loans: the carrying amount of the short-term loans reflected in the accompanying consolidated balance sheets approximates their fair value.

Long-term debt: the fair value of long-term debt is estimated using discounted cash flow analyses, based on the current borrowing rates for borrowing arrangements with similar terms and remaining maturities.

Foreign exchange contracts: the fair value of foreign exchange contracts is estimated based on the quoted market prices of comparable contracts, adjusted where necessary for maturity differences.

Interest rate swap agreements: the fair value of interest rate swap agreements is estimated using discounted cash flow analyses, based on the current swap rates for interest rate swap agreements with similar terms and remaining periods.

Commodity futures and forward contracts: the fair value of commodity futures contracts is estimated based on the quoted market prices of comparable contracts, adjusted where necessary for maturity differences.

The carrying amounts and fair value of financial instruments and the derivative instruments at March 31, 2002 were as follows (amounts in parentheses represent liabilities):

	Millions of yen		*Thousands of U.S. dollars*	
	2002		**2002**	
	Carrying amount	Fair value	Carrying amount	Fair value
Short-term investments in debt securities	¥ **63,198**	¥ **63,197**	$ **475,173**	$ **475,165**
Long-term investments in debt securities	**70,349**	**64,493**	**528,940**	**484,910**
Long-term notes, loans and accounts receivable - trade (less allowance for doubtful accounts)	**332,254**	**331,749**	**2,498,150**	**2,494,353**
Long-term debt	**(2,576,502)**	**(2,466,990)**	**(19,372,195)**	**(18,548,797)**
Interest rate swaps	**37,860**	**37,860**	**284,662**	**284,662**
Foreign exchange contracts	**2,589**	**2,589**	**19,466**	**19,466**
Commodity futures and forward contracts	**3,790**	**3,790**	**28,496**	**28,496**

The carrying amounts and fair value of financial instruments and the notional amount, carrying amounts and fair value of interest rate swap agreements, foreign exchange contracts and commodity futures contracts held for other than trading at March 31, 2001 were as follows (amounts in parentheses represent liabilities):

	Millions of yen		
	2001		
	Notional amount	Carrying amount	Fair value
Short-term investments in debt securities	–	¥ 87,027	¥ 87,240
Long-term investments in debt securities	–	189,436	187,454
Long-term notes, loans and accounts receivable - trade (less allowance for doubtful accounts)	–	512,036	512,192
Long-term debt	–	(2,669,631)	(2,722,369)
Interest rate swaps	¥ 1,894,977	(434)	53,156
Foreign exchange contracts	314,279	191	665
Commodity futures and forward contracts	458,133	193	193

In addition to the above, the Company and certain of its subsidiaries entered into option contracts primarily to hedge the risks associated with changes in interest rates and exchange rates, the fair value of which totaled ¥201 million of assets as of March 31, 2001.

For interest rate swaps held for trading, the notional amounts and fair values as of March 31, 2001, and the average fair values and net gain during the year ended at March 31, 2001 were as follows:

	Millions of yen
	2001
Notional amount	¥ –
Fair value - assets	–
Average fair value - asset	178
Net gain	411

In addition to the above, the Company and certain of its subsidiaries entered into futures and other derivative contracts for trading purposes, the fair value of which totaled ¥131 million of assets as of March 31, 2001.

16. Concentration of Credit Risk

Although the Company operates as a general trading business, their fields of business comprise export, import, domestic and offshore trading in a wide variety of industrial, agricultural and consumer products, and also involve all levels of the production process from planning, investment, and research and development, through production, distribution and marketing. In addition, the Company operates in substantially all geographic areas of the world, and their customers are diversified. Accordingly, management of the Company believes there is no significant concentration of credit risk among its customers or in its investments. The Company requires collateral to the extent considered necessary.

17. Commitments and Contingent Liabilities

Rental expense, primarily for office space and equipment, amounted to ¥23,440 million ($202,917 thousand), ¥16,450 million and ¥18,823 million for the years ended March 31, 2002, 2001 and 2000, respectively.

At March 31, 2002, the future minimum lease payments payable and rentals receivable under non-cancelable operating leases were as follows:

	Millions of yen		*Thousands of U.S. dollars*	
Year ending March 31	Payable	Receivable	Payable	Receivable
2003	¥ 9,392	¥ 11,000	$ 70,617	$ 82,707
2004	8,211	7,616	61,737	57,263
2005	7,332	4,793	55,128	36,038
2006	6,849	3,533	51,496	26,564
2007	3,040	2,556	22,857	19,218
Thereafter	9,626	3,364	72,376	25,293

The future minimum rentals to be received under noncancelable subleases corresponding to the above future minimum lease payments payable were not significant at March 31, 2002.

The Company had commitments to make additional investments or loans in aggregate amounts of approximately ¥40,000 million ($300,752 thousand) and ¥56,000 million at March 31, 2002 and 2001, respectively.

At March 31, 2002, the Company was contingently liable as a guarantor of loan obligations of ¥382,148 million ($2,873,293 thousand) in the aggregate, including ¥220,614 million ($1,658,752 thousand) to affiliated companies. The comparable amounts at March 31, 2001 were ¥245,165 million and ¥90,472 million, respectively.

The Company, its subsidiaries and affiliated companies conduct business activities on a global scale and are involved in transactions which are subject to review and jurisdiction by a wide range of authorities, both in Japan and abroad. Such business activities are not without risk and, from time to time, may involve legal actions, claims or other disputes. Although there are various matters pending at any one time, management is of the opinion that settlement of all such matters pending at March 31, 2002 would not have a material effect on the consolidated financial position or results of operations of the Companies.

18. Subsequent Event

On June 17, 2002, the Company reached an agreement with Nihon Sogo Trust Investment Corporation to sell it a building and land that it is currently using as its Osaka headquarters for ¥12,500 million ($93,985 thousand). The Company will also enter into a contract, under which the Company will lease back these facilities. The impact of this transaction on the earnings of the Company will not be significant.

ERNST & YOUNG

Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-0011
C.P.O. Box 1196, Tokyo 100-8641

Phone: 03 3503-1191
Fax: 03 3503-1277

Report of Independent Auditors

The Board of Directors and Shareholders
Marubeni Corporation
(Marubeni Kabushiki Kaisha)

We have audited the accompanying consolidated balance sheets of Marubeni Corporation (the "Company") as of March 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2002, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marubeni Corporation at March 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, as of April 1, 2001, the Company changed its method of accounting for derivative instruments and hedging activities.

We have also reviewed the translation of the financial statements mentioned above into United States dollars on the basis described in Note 1. In our opinion, such statements have been translated on such basis.

Ernst & Young

May 14, 2002
except for Note 18, as to which date is
June 17, 2002

Europe

Athens
Berlin
Brussels
Bucharest
Budapest
Dublin
Düsseldorf
Hamburg
Helsinki
London
Madrid
Milan
Oslo
Paris
Risley
Stockholm
Warsaw

CIS

Almaty
Khabarovsk
Kiev
Moscow
Tashkent
Yuzhno-Sakhalinsk

China

Beijing
Dalian
Guangzhou
Hong Kong
Kunming
Nanjing
Ningbo
Qingdao
Shanghai
Shenzhen
Tianjin
Xiamen



Asia

Bandung
Bangkok
Busan
Calcutta
Chittagong
Colombo
Dhaka
Goa
Hanoi

Middle East

Abu Dhabi
Amman
Ankara
Baghdad
Doha
Dubai
Istanbul
Muscat
Riyadh
Sana'a
Tehran

Africa

Abidjan
Accra
Addis Ababa
Algiers
Cairo
Harare
Johannesburg
Lagos
Lusaka
Nairobi
Tripoli

Oceania

Auckland
Brisbane
Melbourne
Noumea
Perth
Sydney

Overseas Corporate Subsidiaries

Marubeni America Corporation *(New York)*
Marubeni Canada Ltd. *(Vancouver)*
Marubeni Mexico S.A. de C.V. *(Mexico City)*
Marubeni Venezuela C.A. *(Caracas)*
Marubeni Brasil S.A. *(São Paulo)*
Marubeni Argentina S.A. *(Buenos Aires)*
Marubeni Chile Limitada *(Santiago)*
Marubeni Europe plc *(London)*
Marubeni Deutschland GmbH *(Düsseldorf)*
Marubeni Benelux S.A. *(Brussels)*
Marubeni France S.A. *(Paris)*
Marubeni Iberia S.A. *(Madrid)*
Marubeni Scandinavia AB *(Stockholm)*
Marubeni Nigeria Ltd. *(Lagos)*
Marubeni Saudi Arabia Co., Ltd. *(Riyadh)*
Marubeni Iran Co., Ltd. *(Tehran)*
Marubeni India Ltd. *(New Delhi)*
Marubeni Singapore Pte. Ltd. *(Singapore)*
Dagangterus Sdn. Bhd. *(Kuala Lumpur)*
Marubeni Thailand Co., Ltd. *(Bangkok)*
P.T. Marubeni Indonesia *(Jakarta)*
Marubeni Philippines Corporation *(Manila)*
Marubeni China Co., Ltd. *(Shanghai)*
Marubeni Hong Kong & South China Ltd. *(Hong Kong)*
Marubeni Taiwan Co., Ltd. *(Taipei)*
Marubeni Korea Corporation *(Seoul)*
Marubeni Australia Ltd. *(Sydney)*
Marubeni New Zealand Ltd. *(Auckland)*



Ho Chi Minh City
Islamabad
Jakarta
Kaohsiung
Karachi
Kota Kinabalu
Kuala Lumpur
Kuching
Lahore
Manila
Mumbai (Bombay)
New Delhi
Phnom Penh
Seoul
Sibu
Singapore
Surabaya
Taipei
Ulan Bator
Vientiane
Yangon

North America

Boston
Calgary
Detroit
Houston
Los Angeles
New York
Omaha
Portland
San Francisco
Toronto
Vancouver
Washington, D.C.

Central and South America

Bogotá
Buenos Aires
Caracas
Lima
Mexico City
Rio de Janeiro
Salvador
San José
Santiago
São Paulo

(As of July 1, 2002)

IT BUSINESS

Computer Wave Inc.
Wholesale of PC software
CyberLogistics Corporation
Third-party logistics (3PL) and application service provider (ASP) for ERP and other B2B IT systems
Global Access Ltd.
Providing international/domestic combined bandwidth via own fiber-optic cable
Global Solution KK
Internet access service, ASP, iDC and e-commerce solution service provider. Type II Carrier
Hewlett-Packard Solutions Delivery, Ltd.
Integration, consultation and other related services for information systems
Japan Cablenet Limited
CATV and telecommunications operation, and management of CATV operators
Koala Television Co., Ltd.
CATV services in Matsudo and Nagareyama, Chiba, Japan
Logitec Corporation
Development, manufacturing and sales of peripheral equipment for PCs
M3 Entertainment Corporation
Production and publishing of multimedia software
Marubeni Information Systems Co., Ltd.
Operation and development of information and communication systems
Marubeni Infotec Corporation
Wholesale of PCs and peripheral equipment, semiconductors and electronics components
Marubeni Network Systems Corporation
Engineering, construction and maintenance of telecommunications and IP network
Marubeni Solutions Corporation
Sales of computers, network products, semiconductor-related products etc., and SI
Marubeni Telecom Co., Ltd.
Sales of telecommunications services and equipment, IT solutions and mobile contents
Marubeni Telemarketing Corporation
Provider of a range of customer support solutions via multimedia call center facilities
Marunouchi Direct Access Ltd.
Area local exchange carrier, providing last-mile solution to supply dark fiber in Marunouchi
Media Vision Inc.
Development, marketing, and sales of PC/Internet software
Meditec Corporation
Import, export, sales and maintenance of medical equipment, apparatus and accessories
Metro Access KK
Type I Carrier providing broadband communication service mainly to corporate users
Mighty Card Corporation
Development and sales of the contactless IC tag and related systems, etc.
Mystery Channel Inc.
Broadcast of *Mystery Channel* on satellite broadcasting and CATV
Nasca Corporation
Sales and rental of prepaid card system for *pachinko* games
Nexion Corporation
Digital contents production, distribution for broadcasters and consumers
Sofmap Co., Ltd.
Retail of digital products, such as PCs and software
Marubeni Solutions USA Corporation [U.S.A.]
Marketing and sales of advanced electronic equipment/devices
Marubeni Network Systems (Europe) B.V. [Netherlands]
Sales and engineering of telecom systems mainly in Europe and Africa
Marpless Communication Technologies (Pty.) Ltd. [South Africa]
Sales and engineering of telecommunications equipment
LCA Holdings Pty. Ltd. [Australia]
Sales of Iwasaki lamps, lighting equipment and fixtures

UTILITY & INFRASTRUCTURE

Hamanasu Wind Power Corporation
IPP of Shimamaki Wind Farm, Hokkaido
Marubeni Power Systems Corporation
Engineering, procurement and construction services, and IPP services including M&A in overseas markets
Mibugawa Power Company
Operation and management of Mibugawa Hydro Power Station
Nippon Utilities Management
Development of water/waste water business and solid waste business
Transport Systems Engineering Co., Ltd.
Planning and development of transport systems
Marubeni Power International Inc. [U.S.A]
Marketing and development of power projects in Central and South America
Marubeni Power Ventures, Inc. [U.S.A.]
Holding company of international power projects
Marubeni Termovalle Investment Limited [Cayman Islands]
Investment in IPP in Colombia
Aquasistema Salina Cruz S.A. de C.V. [Mexico]
BOT water recycling and desalination project for PEMEX
Marubeni Power Holding B.V. [Netherlands]
Investment in a power project in Tunisia
Marubeni Europower Ltd. [U.K.]
Execution, marketing, development and investment for power projects in Europe
SmartestEnergy Ltd. [U.K.]
Consolidation and sales of electricity and green benefits in the U.K.
Uni-Mar Enerji Yatirimlari A.S. [Turkey]
IPP in Turkey
BPL Power Projects (AP) Limited [India]
IPP in India
PPN Power Generating Company Limited [India]
IPP in India
P.T. Matlamat Cakera Canggih [Indonesia]
Marketing, development, contracting and execution for power project in Indonesia
Marubeni Energy Services Corporation [Philippines]
Operation and maintenance of Mindanao Geothermal Power Plant units 1 and 2
Marubeni Mindanao Power Holdings Corporation [Philippines]
Holding company of geothermal power project in the Philippines
Marubeni Pacific Energy Holdings Corporation [Philippines]
Holding company of geothermal power project in the Philippines
San Roque Power Corporation [Philippines]
IPP of San Roque Multipurpose Dam Project
Ever Power IPP Company Ltd. [Taiwan]
IPP in Taiwan
Eastern Power and Electric Company Limited [Thailand]
IPP in Thailand
Chengdu Générale des Eaux-Marubeni Waterworks Co., Ltd. [China]
BOT water supply project, for Chengdu Municipal Government, Sichuan Province
Marubeni Asian Power Ltd. [China]
Marketing and development of power projects
Millmerran Power Partners [Australia]
Investment in IPP for merchant operations

PLANT & SHIP

Japan Indonesia Petrochemical Investment Corporation
Investment and related services for Chandra Asri Project
KAFCO Japan Investment Co., Ltd.
Investment and related services for Karnaphuri Fertilizer Co., Ltd.
Koyo Line Ltd.
Ship management, brokerage and trade of ship equipment and others
Marubeni Protechs Corporation
Export, transport and installation of equipment and machines, plant construction and overseas development assistance for cement, pulp and paper, nonferrous metals, sugar, plywood and steel, oil and petrochemical plants
Marubeni Tekmatex Corporation
Import and domestic sales of textile machinery
Sumatra Pulp Corporation
Investment and consulting services for Musi Pulp Project
MARCOP Inc. [U.S.A.]
Production and sales of pulverized coal to USS Gary works
Marubeni Plant Contractor Inc. [U.S.A.]
Civil work and installation of plants
MCP Iron Oxide, Inc. [U.S.A.]
Investment for American Iron Oxide Company, a joint venture manufacturing high-purity iron oxide
Swift Spinning Inc. [U.S.A.]
Production of cotton yarns
Compania de Nitrogeno de Cantarell S.A. de C.V. [Mexico]
Production and supply of nitrogen for PEMEX
Compania de Servicios de Compresion de Campeche, S.A. de C.V. [Mexico]
Compression of associated gas for Pemex Exploracion y Produccion at Cantarell oil field
MC-Komori Currency Press Ltd. [U.K.]
Sales and marketing of security and banknote printing press and ancillary equipment manufactured and supplied by Komori Corporation
Royal Maritime Corporation [Liberia]
Ship leasing, finance and ship owning

PT. Chandra Asri [Indonesia]
Manufacture and sales of petrochemical products
PT. Tanjungenim Lestari Pulp & Paper [Indonesia]
Production and sales of bleached kraft pulp
JG Summit Petrochemical Corporation [Philippines]
Manufacturing and sales of polypropylene and polyethylene
Marubeni Tekmatex (Thailand) Co., Ltd. [Thailand]
Sales and service of textile machinery

TRANSPORTATION & INDUSTRIAL MACHINERY

Ecomanage Corporation
Development and investment in waste treatment business
Marubeni Aerospace Corporation
Sales, export, import, lease of aircraft, engines, onboard equipment and parts
Marubeni Vehicle Corporation
Export and import of automobiles and parts, construction, mining and agricultural machinery
Marubeni Construction Machinery Sales, Inc.
Sales of construction and mining equipment
Marubeni Machinery Co., Ltd.
Sales and distribution of printing machinery and industrial machinery
Marubeni Techno-Systems Corporation
Sales of production machinery relating to media, food, beverage, packaging and building equipment
Shinnihon Reiki Co., Ltd.
Manufacture of water cooling towers
Kubota Canada Ltd. [Canada]
Sales and service of Kubota agricultural machinery
Bi-County Saturn LLC [U.S.A.]
Car dealer for Saturn brand
Long Island Automotive Group, Inc. [U.S.A.]
Car dealer for Volvo, Land Rover and Saturn brands
Marubeni Auto & Construction Machinery (America), Inc. [U.S.A.]
Sales, import and export of automobiles and construction machinery, and investment
Marubeni Citizen-Cincom Inc. [U.S.A.]
Sales of Citizen machine tools
Marubeni Disc Systems, Inc. [U.S.A.]
Sales of machinery for optical disc, CD and DVD
Mitchell Distributing Company [U.S.A.]
Sales and service of construction machinery
Nissan Diesel America, Inc. [U.S.A.]
Sales and service of UD trucks
Unipres U.S.A. Inc. [U.S.A.]
Sales and manufacture of automotive body panels
Marubeni Aviation Services Ltd. [Cayman Islands]
Investment in aircraft engines and leasing of aircraft
Nissan Marubeni Ltda. [Chile]
Sales of Nissan vehicles and trucks
Unipres Mexicana S.A. de C.V. [Mexico]
Sales and manufacture of automotive body panels
N.V. Marubeni Auto and Construction Machinery (Europe) S.A. [Belgium]
Sales, import and export of automobiles and construction machinery, and investment
N.V. Nissan Belgium S.A. [Belgium]
Import, distribution and service of Nissan vehicles and parts
Kubota Europe S.A. [France]
Sales and service of Kubota agricultural machinery
Kubota (Deutschland) GmbH [Germany]
Sales and service of Kubota agricultural machinery
Marubeni Auto Dirkes GmbH [Germany]
Car dealer for Nissan, Mitsubishi and Fiat brands
Nissan Norge AS [Norway]
Import, distribution and service of Nissan vehicles, Nissan Diesel trucks and parts
Nissan Poland Ltd. [Poland]
Import, distribution and service of Nissan vehicles and parts
Nissan Sverige AB [Sweden]
Import, distribution and service of Nissan vehicles and parts
Kubota (U.K.) Ltd. [U.K.]
Sales and service of Kubota agricultural machinery
Marubeni-Komatsu Ltd. [U.K.]
Import, sales and service of construction machinery
Ogihara Europe Ltd. [U.K.]
Sales and manufacture of automotive body panels
Toyota Ghana Company Limited [Ghana]
Import and distribution of Toyota vehicles
P.T. Astra Multi Finance [Indonesia]
Consumer financing of Nissan Diesel and Isuzu vehicles
The Siam Kubota Industry Co., Ltd. [Thailand]
Manufacturing and sales of Kubota engines and agricultural machinery
Hitachi Construction Machinery (Australia) Pty. Ltd. [Australia]
Sales and service of construction machinery
Kubota Tractor (Australia) Pty. Ltd. [Australia]
Sales and service of Kubota agricultural machinery
UD Truck (Oceania) Pty. Ltd. [Australia]
Import and distribution of Nissan Diesel trucks

ENERGY

D.M. Gas Station, Inc.
Sales of petroleum products
Marubeni Energy Corporation
Sales of petroleum products and LPG
Marubeni Ennex Corporation
Oil terminals
Marubeni Utility Services, Ltd.
Sales of nuclear power plant related components and services
Qatar LNG Investment Co., Ltd.
Natural gas development
Qatar LNG Service Agency Co., Ltd.
LNG importing services
Toh-hoku Sekiyugas Co., Ltd.
Sales of petroleum products and LPG
Energy U.S.A. Inc. [U.S.A.]
Nuclear energy related business
MIECO Inc. [U.S.A.]
Petroleum and power trading
Marubeni LNG International B.V. [Netherlands]
Investment in LNG project
MQL International B.V. [Netherlands]
Investment in LNG project
Marubeni Oil & Gas (U.K.) Limited [U.K.]
Oil and gas development and production
Marubeni International Petroleum (Singapore) Pte. Ltd. [Singapore]
Petroleum trading
Ravva Oil (Singapore) Pte. Ltd. [Singapore]
Oil and gas development and production
Shenzhen Sino-Benny LPG Co., Ltd. [China]
Import and sales of LPG
Marubeni Thermal Coal Pty. Ltd. [Australia]
Development and sales of coal

METALS & MINERAL RESOURCES

Marubeni Metals Corporation
Sales of nonferrous and light metal products
Marubeni Tetsugen Co., Ltd.
Sales of raw materials for steelmaking, ferro alloy, coal and other minerals
Marubeni Metals & Minerals (Canada) Inc. [Canada]
Investment in aluminum business and sale of aluminum ingot
Silbasa-Silicio de Alta Pureza da Bahia S.A. [Brazil]
Production and sales of high purity ferro silicon
Marubeni Caja Investment Limited [Cayman Islands]
Investing in Refineria de Cajamarquilla S.A.
Marubeni LP HOLDING B.V. [Netherlands]
Investing in Los Pelambres copper mine in Chile
Toyo-Memory Technology Sdn. Bhd. [Malaysia]
Manufacture of nickel phosphorous substrate
NMBG (H.K.) Ltd. [China]
Investment in business of intermediate materials used in production of printed circuit board
ANT Minerals Pty. Ltd. [Australia]
Investing in McArthur River zinc mine in Australia
Marubeni Aluminium Australia Pty. Ltd. [Australia]
Investment in aluminum business in Australia and sales of aluminum ingots
Marubeni Coal Pty. Ltd. [Australia]
Investment in coal business in Australia

CHEMICALS

Ain Medical Systems Inc.
Pharmacy operation in Kanto area
Ain Pharmaciez Inc.
Pharmacy operation
Eco Sheet Sapporo Corporation
Sheeting of recycled PET resin
Marubeni Chemix Corporation
Sales and foreign trade of organic chemicals and specialty chemicals
Marubeni Plax Corporation
Sales and foreign trade of plastic products and resin
M-I Chemicals Co., Ltd.
Manufacture and sales of PVC compounds
Mizushima Paraxylene Co., Ltd.
Production and sales of paraxylene

Polytech Incorporated
Sheeting of recycled PET resin
Shinko Chemical Terminal Co., Ltd.
Manufacture, sales, transportation and storage of chemical products
Helena Chemical Company [U.S.A.]
Distribution of agrochemicals, fertilizer and seeds
Marubeni Specialty Chemicals Inc. [U.S.A.]
Sales and foreign trade of specialty chemicals
Agrovista France S.A.S. [France]
Holding company of agrochemicals and home and garden products distribution companies in France
Marubeni Specialty Chemicals (Europe) GmbH [Germany]
Sales and foreign trade of specialty chemicals
Italpet Preforme S.p.A. [Italy]
Manufacture of PET resin and preforms
AGROVISTA B.V. [U.K.]
Holding company of agrochemicals distribution companies in the U.K. and the Netherlands
Birkby's Plastics Limited [U.K.]
Manufacture and sales of plastic products
ZAO FUJIFILM RU [Russia]
Sales of photosensitive materials and products
Image Ukraine CJSC [Ukraine]
Sales of photosensitive materials and products
P.T. Fukusuke Kogyo [Indonesia]
Manufacture and sales of PE films
Marubeni Chemical Asia Pacific Pte. Ltd. [Singapore]
Import/export/offshore trade of organic and specialty chemicals
Kaofu Chemical Corporation [Taiwan]
Manufacture and sales of polystyrene and related resin
Beijing Asahi Glass Electronics Co., Ltd. [China]
Manufacture and sales of multiform and frit glass
CMK Electronics (WUXI) Co., Ltd. [China]
Manufacture and sales of PCB (printed circuit board)
Nantong Wanhong Agrochemical Co., Ltd. [China]
Formulation and sales of agrochemicals
Polyglory Plastics (Dongguan) Ltd. [China]
Manufacture and sales of PE films
Shanghai Asahi Electronic Glass Co., Ltd. [China]
Manufacture and sales of glass bulbs for CRT
Wuxi Zhenyu Chemical Co., Ltd. [China]
Production and sales of sulphuric acid, SOP and hydrochloric acid
Dampier Salt Limited [Australia]
Production and sales of salt and gypsum

FOREST PRODUCTS & GENERAL MERCHANDISE

Forestnet Co., Ltd.
Sales and marketing of printing/writing paper through Internet, and other related services
Fukuyama Paper Co., Ltd.
Manufacture of corrugating medium and paper tube materials
Koa Kogyo Co., Ltd.
Manufacture of corrugating medium, containerboard and printing paper
Marubeni Building Materials Co., Ltd.
Wholesale of wood products and construction materials
Marubeni Cement & Construction Materials Co., Ltd.
Wholesale of cement and construction materials
Marubeni CLS Corporation
Sales of synthetic leather
Marubeni Footwear Inc.
Export, import and wholesale of footwear
Marubeni Lumber Co., Ltd.
Sawmilling and wholesale of logs and lumber
Marubeni Office Supply Co., Ltd.
Conversion and sales of information processing paper
Marubeni Paper & Pulp Logistics Co., Ltd.
Integrated logistic management of imported and domestic paper and pulp products
Marubeni Paper Recycle Co., Ltd.
Assortment and sales of waste paper
Marubeni Pulp & Paper Sales Co., Ltd.
Wholesale of all types of paper
Marusumi Paper Co., Ltd.
Manufacture of printing paper
Precision Japan Ltd.
Sales of golf products and materials
Daishowa-Marubeni International Ltd. [Canada]
Manufacture and sales of bleached kraft pulp
Marubeni Business Machines (America), Inc. [U.S.A.]
Sales of copying machines and other office equipment to Central and South America
Pan Pacific Fiber, Inc. [U.S.A.]
Waste paper collection and sales
Marubeni Pulp & Paper Sales Europe GmbH [Germany]
Sales of thermal paper, inkjet paper and pulp
Yokohama Reifen GmbH [Germany]
Sales of Yokohama Tires
Marubeni International Commodities (Singapore) Pte. Ltd. [Singapore]
Sales of natural rubber and related products
U Derivatives Pte. Ltd. [Singapore]
Natural rubber trading
Unimac Rubber Company Ltd. [Thailand]
Production and sales of natural rubber
Southern Plantation Forest Pty. Ltd. [Australia]
Hardwood plantation, chip production and sales activities
WA Plantation Resources Pty. Ltd. [Australia]
Plantation and wood chip export

AGRI-MARINE PRODUCTS

Akagi Suisan Co., Ltd.
Processing and wholesale of marine products
Beni Frozen Corporation
Wholesale of frozen foods
Benirei Corporation
Refrigerated warehousing and wholesale of marine products
Central Japan Grain Terminal Co., Ltd.
Grain warehousing, stevedoring and transportation operations
Dairy Queen Japan Co., Ltd.
Management of Dairy Queen stores and Dessert Café stores, and sales of franchise
Flore 21 Co., Ltd.
Wholesale of flowers and related products
Katakura Chikkarin Co., Ltd.
Manufacture of fertilizer, and marketing of LPG and feed
Marubeni Chikusan Corporation
Marketing of livestock, meats and processed products
Marubeni Egg Corporation
Production and sales of eggs
Marubeni Foods Corporation
Wholesale of coffee, tea, alcoholic beverages and foodstuffs
Marubeni Shiryo Co., Ltd.
Manufacture of compound feed
Marukoh Fisheries Co., Ltd.
Wholesale of domestic and imported tuna
Melitta Japan Ltd.
Coffee equipment trading
Metro Cash & Carry Japan K.K.
Wholesale of foods for professional customers such as hotels, restaurants and caterers
Nacx Nakamura Corporation
Wholesale, transportation and processing of frozen foods, and refrigerated warehousing
Nissan-Agri Co., Ltd.
Production of fertilizer and wholesale of fertilizer, agrochemicals, foodstuffs and meat products
OM2 Network Co., Ltd.
Meat store chain
Pacific Grain Terminal Ltd.
Grain warehousing, stevedoring and transportation
Rice World Co., Ltd.
Sales of rice for domestic market
Seiwa Shokuhin Co., Ltd.
Wholesale of frozen foods
S Foods Inc.
Meat and variety meat processing and sales
Stork Corporation
Catering services
Sunmari Co., Ltd.
Food supermarket
Ten Corporation
Management of "Ten-Don" fast-food chain
The Maruetsu, Inc.
Supermarket chain
The Nisshin Oil Mills, Ltd.
Manufacture and sales of edible oils, fine chemicals and food products
Tokyo Allied Coffee Roasters Co., Ltd.
Manufacture and wholesale of roasted coffee
Tokyo Flour Milling Co., Ltd.
Flour milling
Toyo Sugar Refining Co., Ltd.
Sugar refining
Yamaboshiya Co., Ltd.
Wholesale of confectionery
Columbia Grain, Inc. [U.S.A.]
Grain warehousing and transportation operations
Columbia Grain International, Inc. [U.S.A.]
Grain trading
Fremont Beef Company [U.S.A.]
Meat and variety meat processing
North Pacific Processors, Inc. [U.S.A.]
Processing and canning of frozen seafood
Wyoming Premium Farm LLC. [U.S.A.]
Pig farming
Viñas Argentinas S.A. [Argentine]
Production of wine and must
Cia. Iguaçu de Café Solúvel [Brazil]
Production of instant coffee

Heartland International Co., Ltd. [Taiwan]
Grain trading
Great Wall Food (Dalian) Co., Ltd. [China]
Broiler farming and processing
Shanghai Shuang Hong Bakery Co., Ltd. [China]
Manufacture of Japanese-style bakery products
Tianjin Ronghong Sales & Distribution Co., Ltd. [China]
Wholesale of foodstuffs
Weifang Meicheng Broiler Co., Ltd. [China]
Broiler farming and processing
Rangers Valley Cattle Station Pty. Ltd. [Australia]
Cattle feedlot operation

TEXTILE

Benny Toyama Corporation
Manufacture of fishing nets and warp-knit products
Kyoto Marubeni Co., Ltd.
Wholesale of Japanese kimonos and related products
Marubeni Fashion Link, Ltd.
Marketing and sales of fabric, apparel and sportswear
Marubeni Fashion Planning Corp.
Consulting on fashion merchandising, planning, design and research
Marubeni Intex Co., Ltd.
Wholesale of industrial and interior textiles, ready-made goods and materials
Marubeni Tex Co., Ltd.
Wholesale of textile piece goods, knitting yarn and textile ready-made goods
Marubeni Textile Distribution Center Co., Ltd.
Warehousing, sorting and distribution of textile ready-made goods
Erawan Textile Co., Ltd. [Thailand]
Spinning and weaving of cotton and polyester/cotton fabrics
Thai Textile Development & Finishing Co., Ltd. [Thailand]
Dyeing, printing and finishing of medium- to heavy-weight fabrics
Tokai Dyeing Co., (Thailand) Ltd. [Thailand]
Dyeing, printing and finishing of cotton and synthetic fabrics
Marubeni Textile Asia Ltd. [China]
Textile materials trade
Passport Fashion Company Limited [China]
Production and quality control of apparel made up overseas
Shanghai Xin Hong Textile Co., Ltd. [China]
Spinning and selling of synthetic yarn

DEVELOPMENT & CONSTRUCTION

Benny Estate Service Co., Ltd.
Property management of condominiums, buildings and commercial complexes
Fuyo Kanko Co., Ltd.
Operation of Fuyo Country Club golf club
Kohei Co., Ltd.
Operation of four golf clubs
Koshigaya Community Plaza Co., Ltd.
Development and leasing for commercial complex
Marubeni Construction Co., Ltd.
Civil engineering and construction
Marubeni Real Estate Co., Ltd.
Development and leasing of real estate
Marubeni Real Estate Sales Co., Ltd.
Sales and marketing of real estate, supervision of construction
Marubeni Setzbi Corporation
Engineering and construction of air-conditioning systems, facilities and snow machines
Park Lane Co., Ltd.
Operation of Hotel Park Lane Tsurumi and Nishikasai
Tipness Co., Ltd.
Operation of sports club and facilities
Tsunagu Network Communications, Inc.
Internet service provider for condominiums
Marubeni Brasil Representações e Participações Ltda. [Brazil]
Leasing of office building in São Paulo
Marubeni Benelux Development S.A. [Belgium]
Leasing of office building and interior finishing work for office in Brussels
Deutsch-Japanisches Center GmbH [Germany]
Leasing of office building and hotel operation in Düsseldorf
Marubeni Properties UK Limited [U.K.]
Leasing of office building in City of London
P.T. Megalopolis Manunggal Industrial Development [Indonesia]
Development, sales and operation of industrial estate in Bekasi, Indonesia
P.T. Mekanusa Cipta and four companies [Indonesia]
Housing development in Cibubur, Indonesia
Sin Heap Lee-Marubeni Sdn. Bhd. [Malaysia]
Development and sales of housing in suburb of Kuala Lumpur and operation of golf course
Lima Land, Inc. [Philippines]
Development and sales of industrial estate in Batangas State in the Philippines
Shanghai House Property Development Co., Ltd. [China]
Development of a housing estate for local residents in Shanghai
Shanghai International Realty Co., Ltd. [China]
Leasing of housing for expatriates in Shanghai

FINANCE & LOGISTICS BUSINESS

Financial Planners Link Securities, Co., Ltd.
Sales of securities and finance consulting
Global Cyber Investments Inc.
Investment advisory house
Marnix Corp.
Insurance broker
Marubeni Document Systems Inc.
Preparation of shipping documentation
Marubeni General Leasing Corporation
Lease and sales of plants, machinery and equipment
Marubeni Logistics Corp.
Warehousing and total logistics services
Marubeni Safenet Co., Ltd.
Insurance agency
Marubeni Transport Service Corp. [U.S.A.]
Total logistics services
Marnix Europe Ltd. [U.K.]
Insurance broker
Marubeni International Finance p.l.c. [U.K.]
Financial services and investment
Lima Logistics Corporation [Philippines]
Warehousing and operation of inland container depot
Eastern Sea Laem Chabang Terminal Co., Ltd. [Thailand]
Container terminal operation
Thai Logistics Service Co., Ltd. [Thailand]
Customs clearance and distribution
Shanghai Wai-hong International Logistics Co., Ltd. [China]
Warehousing and total logistics services

IRON & STEEL STRATEGIES AND COORDINATION DEPT.

Marubeni Construction Material Lease Co., Ltd.
Leasing and sales of temporary construction materials
Marubeni-Itochu Steel Inc.
Manufacture, processing, import, export and sales of steel products
Thai Cold Rolled Steel Sheet Public Co., Ltd. [Thailand]
Manufacture of cold-rolled steel sheet

OTHERS

Avanti Staff Corporation
Temporary placement agency
Marubeni Management Resources Corporation
Management services and consulting
Shanghai Baihong Trading Co., Ltd. [China]
Domestic wholesale of domestic products and products imported by the company, export, warehousing and delivery of domestic products

(As of July 1, 2002)

ORGANIZATION


General Meeting of Shareholders
Board of Directors
Corporate Auditors
Board of Corporate Auditors
President
Corporate Management Committee
Committee of Chief Operating Officers
Committee of Executive Officers
Audit Dept.
General Affairs Dept.
Human Resources Dept.
Corporate Communications & Investor Relations Dept.
Corporate Planning & Coordination Dept.
Subsidiaries & Affiliates Management Dept.
Corporate Strategies Dept.
Information Strategy Dept.
Corporate Accounting Dept.
Finance Dept.
Risk Management Div.
Risk Management Dept.
Legal Dept.
Osaka Planning & Administration Dept.
IT Business Div.
Utility & Infrastructure Div.
Plant & Ship Div.
Transportation & Industrial Machinery Div.
Energy Div.
Metals & Mineral Resources Div.
Chemicals Div.
Forest Products & General Merchandise Div.
Agri-Marine Products Div.
Textile Div.
Development & Construction Div.
Finance & Logistics Business Div.
Iron & Steel Strategies and Coordination Dept.
Business Incubation Dept.
Domestic Branches & Offices
Overseas Branches & Offices

(As of April 1, 2002)

CORPORATE DATA

Founded
1858

Incorporated
December 1, 1949

Paid-in Capital
¥194,039,842,190

Number of Shareholders
171,389

Number of Shares Issued and Outstanding
1,494,021,081

Number of Employees
4,234 (plus 1,902 overseas employees)

Number of Domestic Offices*
17

Number of Overseas Branches & Offices and Overseas Corporate Subsidiaries*
52 overseas branches & offices and 28 overseas corporate subsidiaries with 79 offices for a total of 131 offices in 73 countries

Major Stockholders
The Yasuda Fire & Marine Insurance Co., Ltd.†
Japan Trustee Services Bank, Ltd. (Trust Account)
J.P. Morgan Trust Bank Ltd. (Tax-exempt Account)
The Yasuda Mutual Life Insurance Company
The Mitsubishi Trust and Banking Corporation (Trust Account)
The Fuji Bank, Limited**
The Tokio Marine and Fire Insurance Company, Limited
Nippon Life Insurance Company
Sumitomo Mitsui Banking Corporation
The Nichido Fire and Marine Insurance Company, Limited

Stock Listings
Sapporo, Tokyo, Nagoya, Osaka, Fukuoka, Düsseldorf and Frankfurt stock exchanges

Transfer Agent of Common Stock
Mizuho Trust & Banking Co., Ltd.

Home Page Address
http: //www.marubeni.com

For further information, please contact:
IR Sec., Corporate Communications & Investor Relations Dept.,
Marubeni Corporation, 4-2, Ohtemachi 1-chome,
Chiyoda-ku, Tokyo 100-8088, Japan
Tel: 81 (3) 3282-2420
Fax: 81 (3) 3282-2331
E-mail: TOKB193@marubenicorp.com

(As of March 31, 2002, except * as of April 1, 2002)
† Now Sompo Japan Insurance Inc. (as of July 1, 2002)
**Now Mizuho Corporate Bank, Ltd., as a result of reorganization of Mizuho Financial Group (as of April 1, 2002)

Marubeni
CORPORATION

http://www.marubeni.com

Printed on recycled paper in Japan